As filed with the Securities and Exchange Commission on February 1, 2008

Registration No. 333-144079-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM F-1

ON

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MF GLOBAL FINANCE NORTH AMERICA INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(Jurisdiction of Incorporation or Organization)

6200

(Primary Standard Industrial Classification Code Number)

26-0454444

(IRS Employer Identification Number)

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(212) 589-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Registered Office)

MF GLOBAL LTD.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

6200

(Primary Standard Industrial Classification Code Number)

98-0551260

(IRS Employer Identification Number)

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(441) 296-1274

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Registered Office)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

David B. Harms, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Valerie Ford Jacob, Esq. Paul Tropp, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Senior Notes	$750,000,000	100	%(1)	$750,000,000		$29,475	(3)
Guarantees of MF Global Ltd.	N/A	$—	(2)	$—	(2)	$—	(2)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o).
(2)	No separate consideration will be received for the guarantees. Under Rule 457(n), no fee is payable with respect to the guarantees.
(3)	Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated February 1, 2008.

$

MF GLOBAL FINANCE NORTH AMERICA INC.

U.S. $                             % Senior Notes due 20

Fully and Unconditionally Guaranteed by

MF GLOBAL LTD.

MF Global Finance North America Inc., or MFG Finance, is offering $             aggregate principal amount of senior notes that will mature on                 , 20    , and bear interest at         % per annum.

Interest on the notes is payable on                  and                  of each year, beginning                 , 2008. The notes will rank equally with all future unsecured, unsubordinated indebtedness of MFG Finance.

The 20     notes may be redeemed at any time at the option of MFG Finance in whole or in part at a “make-whole” redemption price specified under “Description of Notes—Optional Redemption”, plus accrued and unpaid interest, if any, to the redemption date. Under certain circumstances involving a change of control repurchase event as described under “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event”, holders may be entitled to require MFG Finance to repurchase the notes in whole or in part at the holder’s option at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Payment of the principal of and interest on the notes is guaranteed by MF Global Ltd., the indirect parent company of MFG Finance.

See “ Risk Factors” beginning on page 17 of this prospectus to read about factors you should consider before buying these notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per % Note due 20		Total
Public offering price		%	$
Underwriting discount		%	$
Proceeds, before expenses, to MFG Finance		%	$

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, against payment in New York, New York on                         , 2008.

Citi	JPMorgan

The date of this prospectus is                     , 2008.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of MF Global Ltd.’s guarantees of the senior notes (which will only be transferred with the corresponding senior notes) to and between residents and non-residents of Bermuda for exchange control purposes provided the common shares of MF Global Ltd. remain listed on an appointed stock exchange, which includes the New York Stock Exchange, Inc. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for the financial soundness of MF Global Ltd. or the correctness of any of the statements made or opinions expressed in this prospectus.

MFG Finance is a wholly owned subsidiary of MF Global. MF Global is incorporated under the laws of Bermuda and is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, and related SEC rules applicable to domestic U.S. issuers. As a result, MF Global files annual, quarterly and current reports and proxy statements with the SEC consistent with the requirements applicable to a domestic U.S. public company. You can read and copy these reports and proxy statements at the addresses set forth under the heading “Where You Can Find Additional Information”.

Unless the context otherwise requires, the terms:

•	“MFG Finance” refers to MF Global Finance North America Inc., the issuer of the notes.

-i-

•	“MF Global”, “we”, “us” and “our” refer to MF Global Ltd., a company incorporated under the laws of Bermuda, and its subsidiaries, including MFG Finance.

•	“guarantor” means MF Global, not including its subsidiaries.

•

“Man Financial” refers to the brokerage division of Man Group (as defined below), which historically operated through numerous direct and indirect subsidiaries of Man Group. On July 19, 2007, Man Financial separated from Man Group, and its business was renamed and now operates as “MF Global”.

•

“Man Group” refers to Man Group plc, a U.K. public limited company, and its subsidiaries. Prior to the initial public offering of common shares of MF Global, Man Group owned all of the issued and outstanding share capital of MF Global. MF Global completed the initial public offering of its common shares on July 24, 2007. Following the initial public offering, Man Group owned 18.6% of MF Global’s outstanding common shares.

•	“fiscal 2005”, “fiscal 2006” and “fiscal 2007” mean the 12-month period ended March 31, 2005, 2006 and 2007, respectively, and “fiscal 2008” means the 12-month period ending March 31, 2008.

•	“notes” refers to the % Senior Notes due 20 , or the “20 notes”.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus relating to us and the notes being offered by MFG Finance. This summary does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus carefully, especially the risks of investing in the notes discussed under “Risk Factors”. In this prospectus, columns in tables may not add due to rounding.

MF GLOBAL

Overview

We are the leading broker of exchange-listed futures and options in the world. We provide execution and clearing services for exchange-traded and over-the-counter, or OTC, derivative products, as well as for non-derivative foreign exchange products and securities in the cash market. We provide our clients with access to many of the largest and fastest growing financial markets throughout the world.

We believe that we are the largest “specialty” broker operating in our markets. As a specialty broker, we focus on providing brokerage execution and clearing services to our clients. We believe that our clients highly value our focus on client service and the fact that, unlike many of our competitors, we do not engage in non-brokerage businesses, such as investment banking, asset management or principal investment activity, that could conflict with their interests. We believe that the success of our specialty-brokerage strategy is demonstrated by our leading position in most of our markets, particularly exchange-traded derivatives. For the three months ended December 31, 2007, based on data provided by the respective exchanges and based on the volume of executed or cleared transactions, we ranked first on the Chicago Mercantile Exchange, the Chicago Board of Trade, Commodity Exchange, Inc., a division of the New York Mercantile Exchange, the New York Mercantile Exchange, Euronext.Liffe and the Sydney Futures Exchange. See “Our Business—Business Overview—Primary Products—Exchange-Traded Derivatives” for further information on our rankings.

We provide our clients with fast, cost-effective trade execution and clearing services for derivative and cash products across a broad range of trading markets, including interest rates, equities, foreign exchange, energy and metals as well as agricultural and other commodities, throughout most of the world’s major financial centers. We provide our clients with market access through our brokers, relationships with introducing brokers and online trading platforms. As of March 31, 2007, we served over 130,000 active client accounts. Our clients include institutions, hedge funds and other asset managers, as well as professional traders and private clients. We have offices in New York, London, Chicago, Paris, Mumbai, Singapore, Sydney, Toronto, Tokyo, Hong Kong, Taipei, Dubai, and other locations. Our principal executive offices are in New York, New York and our registered office is in Hamilton, Bermuda.

We execute client trades on both an agency and a matched-principal basis. When we execute a client order on an agency basis, we typically direct the order to an exchange or OTC market where it is matched with a corresponding order for execution. When we execute a client order on a matched-principal basis, we take the other side of the trade for our own account and contemporaneously (often within minutes and generally on the same trading day) enter into an offsetting trade with another party. We engage in matched-principal execution, which generally yields higher profit margins than agency execution, primarily in the OTC markets, but also in certain listed markets outside the United States. While current regulations only permit matched-principal execution in certain U.S. listed markets on a limited basis, we believe that matched-principal execution will become more prevalent in European listed markets due to regulatory changes in that region. We generally do not engage in directional trading, meaning that we do not enter into trades for our own account in order to profit from anticipated price changes. In addition to matched-principal trades for clients, we engage in principal transactions to hedge our corporate exposure to foreign exchange and interest rate risk. For information about the portion of our revenues, net of interest and transaction-based expenses, derived from agency and matched-principal transactions, please refer to the discussion under “Our Business—Business Overview—Primary Services”.

We also act as a clearing firm for clients that execute trades in futures and options on exchanges where we are approved as a clearing member. These include all major derivatives exchanges in the U.S., European and certain selected Asia/Pacific markets. We may act as the clearing firm for clients that use us to execute their orders, as well as for clients that use other executing brokers or execute their orders directly on the exchange. We also provide clearing services for a growing number of transactions executed in the OTC markets.

Our business is based on a diversified yet fully integrated model that allows us to offer a variety of products across a broad range of trading markets, geographic regions and clients through multiple distribution channels. This diversified yet integrated model positions us as a centralized provider of brokerage services across multiple products, trading markets and regions. We believe there is a strong market trend toward diversified trading activities, in which clients seek access to multiple trading alternatives to implement their trading strategies. We believe we are well positioned to profit from this trend because we provide our clients with a central point of entry into a wide range of diverse trading alternatives and enable them to bridge the gaps between complementary products, trading markets and regions. We believe that our ability to provide access to a wide range of trading alternatives, as well as clearing services, distinguishes us from most of our principal competitors, provides diversity and stability to our business and enables us to adapt quickly to changing market conditions and client needs.

We derive revenue from four main sources: commissions from agency execution; commissions from clearing services; markups from principal transactions, primarily consisting of client trades executed on a matched-principal basis; and interest income on cash balances in our clients’ accounts, most of which are maintained by our clearing clients to meet margin requirements. For the six months ended September 30, 2007, we generated total revenues of $3,454.9 million, revenues, net of interest and transaction-based expenses, of $809.9 million, a net loss of $17.7 million and adjusted net income of $99.8 million, compared to total revenues of $2,483.2 million, revenues, net of interest and transaction-based expenses, of $678.9 million, net income of $56.5 million and adjusted net income of $75.2 million for the six months of the prior fiscal year. For information on how we calculate adjusted net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures”. We have experienced significant growth in our business in recent years. The total volume of exchange-traded futures and options transactions we executed and cleared has grown by 38.2% from 734.6 million contracts in the six months ended September 30, 2006 to 1,015.0 million contracts in the six months ended September 30, 2007.

Through our relationship with Man Group, our former parent company, we have our origins over 200 years ago in a broking business founded by James Man, which focused principally on the physical commodities markets and was a founding member of some of the world’s first futures markets. In recent years, we have expanded our business both through organic, or internal, growth and through acquisitions. Since 1989, we successfully completed 19 acquisitions. Our largest acquisitions involved the purchase of GNI, a leading broker of futures and options, foreign exchange and equity derivative products in 2002 and the purchase of client accounts and other assets from regulated subsidiaries of Refco, Inc. in 2005. In July 2007, MF Global Ltd. separated from its former parent company and completed the initial public offering of its common shares. As a result, MF Global operates as an independent company. See also “—Evolution of Our Relationship with Man Group”.

Our Competitive Strengths

We have maintained our leadership in the derivatives and cash brokerage industry due to our principal strengths, which include:

Leading Specialty Broker

We believe that we are the leading specialty broker in most of the trading markets around the world in which we operate. We believe that our focus on providing superior brokerage execution and clearing services attracts clients and enables us to develop strong, broad relationships with them. As a result, we believe our clients are more inclined to trade through us and to maintain funds on account with us than if we engaged in non-brokerage businesses like many of our competitors.

Leading Market Positions

We believe we are the largest broker by volume of executed or cleared transactions in most of our markets. We describe our market position in more detail under “Our Business—Business Overview—Primary Products—Exchange-Traded Derivatives”. In recent years, we have maintained our leading market position in our markets and we have benefited from the rapid growth in our industry. We believe that we are well positioned to take advantage of this growth and other industry trends in the future.

Deep Liquidity in Our Markets

We are the largest executing and/or clearing member by volume on the major derivatives exchanges in the United States and Europe described in “Our Business—Business Overview—Primary Products—Exchange-Traded Derivatives”. Because of our strong market position, we receive a large volume of client orders for execution in a number of listed derivatives markets. This high volume of client orders creates liquidity, which means that traders are generally able to open and close their trading positions when they want to without triggering adverse price movements. The diversity of our clients provides us with a broad and deep pool of liquidity, which we believe enables us to provide superior execution services to our clients, particularly for the more complicated and hence more profitable trades and where internal matching of client orders on an agency or a matched-principal basis is permitted. We believe that our liquidity is highly attractive to market participants and that, if trading volumes continue to increase generally, our liquidity will continue to attract additional order flow.

Integrated, Diversified Business Model

Our business model allows us to provide our diverse client base with integrated access to multiple services across multiple products and trading markets, on major exchanges worldwide, as well as in the OTC markets. We operate a diversified business in terms of clients, products, trading markets and regions. We provide our clients with access to a broader range of trading alternatives than any single exchange or, we believe, most other brokers, and we can offer these alternatives in combinations tailored to meet our clients’ specific needs. Our business model affords us the resources and flexibility to respond quickly to changing client demands and market conditions, and to serve multiple types of clients. Our diversified operations also promote balanced and stable performance for our business.

Well Established Reputation

We believe that our reputation within the financial community is among our most valuable assets. Through our relationship with our former parent company, we believe we have established a reputation for trust and integrity with our clients. We have also benefited from an experienced and talented employee base that we believe to be stable and loyal.

Disciplined Approach to Risk

We actively manage risk on a global basis with a centralized, hands-on approach. Our senior executives play a leading role in managing our risk exposure on a day-to-day basis. We monitor our clients’ open positions—which represent our principal risk exposure—and margin levels on a real-time basis, with both sophisticated technical systems as well as personal oversight from our highly experienced risk managers. Equally important, we believe that effective risk-management requires a willingness to be selective about our clients, in particular in terms of credit and risk analysis, and in some cases to limit our clients’ trading activities. We also believe that our focus on brokerage services and standardized products, and the fact that our trading markets tend to be relatively liquid with readily available pricing information, enable us to effectively evaluate and manage the risks posed by our clients’ positions. In each of our last four fiscal years and the first half of fiscal 2008, our losses due to transactional errors and client defaults have represented less than 2.0% of our revenues, net of interest and transaction-based expenses, with losses due solely to client defaults representing less than 0.5%.

Acquisition and Integration Expertise

We have demonstrated an ability to expand our business and increase our earnings over a number of years by making selective acquisitions and integrating them efficiently into our operations. We have successfully completed and integrated 19 acquisitions since 1989, including our purchases of GNI and the Refco assets. We have made acquisitions to advance our strategic development by extending our presence into markets we have not previously served. We have also made acquisitions to achieve earnings growth through economies of scale by adding clients and business in markets we already serve. In particular, we have been able to use expertise we acquired or developed for one type of product, trading market or region by applying it across multiple products, trading markets or regions, thus significantly enhancing the value of the acquisition. We have also been able to successfully recruit, integrate and retain teams of professionals from the operations we have acquired as well as from other industry participants.

Access to Advanced Technology Platform

Our advanced execution and clearing systems enable our clients to trade rapidly, efficiently and reliably across major global markets, which enables us to compete effectively in multiple trading markets around the world. We license the technology in our core systems from leading independent vendors such as Rolfe & Nolan Systems Ltd. and SunGard Inc., which gives us access to advanced and reliable technology that we can upgrade quickly with limited capital expenditures. Our technology platform is scalable, which means that we can expand its capacity incrementally with limited cost. Our platform also benefits from a degree of system redundancy that we believe reduces the potential for disruption from system failure and is an important part of our disaster recovery capability. To date, we have not experienced a major system-related disruption.

Entrepreneurial Culture

We organize our sales and trading personnel into relatively small teams that focus on a particular type of client or market. We believe our organizational structure fosters a strong commitment to client service and a strong sense of ownership of our business. Unlike many of our competitors, we compensate our broker teams according to a formula based on the operating profits—rather than the revenue—that the particular team generates. We believe this compensation structure incentivizes our brokers to identify and pursue potential profit opportunities while controlling costs. Many of our employees have extensive industry and product experience. We believe that our culture fosters loyalty and strengthens our relationships with our employees, which in turn has given rise to high employee retention rates.

Experienced Management Team

Our management team has led our business through a sustained period of growth. We are an established company with seasoned management and a long history of strong performance as a division of a publicly held company. The members of our executive management team have an average continuous tenure of approximately 13 years with us or our former parent company (or an acquired company), and an average industry experience of approximately 25 years.

Our Growth Strategy

We believe we have significant opportunities to expand our business in future years. We intend to take advantage of these opportunities and build upon our competitive strengths by pursuing the following strategies:

Benefit from Continued Industry Growth

The global derivatives sector of our industry has experienced rapid growth in recent years based on the volume of exchange-traded derivatives and the outstanding notional amount of OTC derivatives. According to the Bank for International Settlements, global turnover, or trading volume, in exchange-traded derivative contracts increased from approximately 4.5 billion for the 12-month period ended December 31, 2001 to approximately 12.0 billion for the 12-month period ended December 31, 2006, representing a compound annual growth rate of 21.7%. We believe that the trends driving this growth—such as globalization, the migration to electronic markets, increased asset allocations to derivative products by institutions, hedge funds and other asset managers, the move to commercially oriented business practices at exchanges and market convergence—are continuing and provide us with opportunities to increase our revenue from execution services. We also expect that, if exchange trading volumes rise, demand for clearing services will also grow. As a major clearing firm in our trading markets, we believe we are well positioned to meet rising demand for these services.

Continue to Provide Value-Added Brokerage Services

In recent years, many of the world’s major exchanges have aggressively sought to build trading volume by providing market participants greater access to their trading facilities. The execution process has become simpler, more direct and less costly. In some cases, this trend has led to the disintermediation of “passive” brokers who focus primarily on voice execution—simply receiving client orders by telephone and routing them to an exchange for a fee—and clients have begun to bypass these brokers and execute their trades online.

We believe that these developments provide opportunities for brokers like us that can offer their clients more value-added services than passive brokers and the exchanges do. We offer our clients efficient access, both electronically and telephonically, to more products, trading markets and regions than any one exchange, coupled with deep internal liquidity in many of our trading markets. Moreover, because we provide both execution and clearing services, we are less vulnerable to competitive pressures affecting the market for execution services alone. We believe that, because of our competitive strengths, we can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services we do.

Capitalize on Market Convergence

We believe that the current trend in our industry toward market convergence—that is, an increasing demand for diversified trading across complementary markets, such as listed and OTC derivatives and non-derivative cash products—when coupled with the current growth in trading volumes in listed derivatives, provides a significant opportunity to expand our operations in markets that are complementary to our markets for listed futures and options. As a specialty broker focused on both the listed and OTC derivatives markets, as well as cash markets, around the world, we believe that we are well positioned to help our clients bridge the gap between complementary markets and diversify their trading activities, particularly by executing complex correlated trades in multiple markets.

Continue to Diversify Our Service Offerings

We will continue to diversify our client base, the services we offer to clients and the trading markets and geographic regions in which we provide services. We intend to expand our business and the markets in which we operate by introducing new products, becoming a member of additional exchanges and offering new combinations of our existing products to enable our clients to execute more sophisticated trading strategies in related asset classes.

Pursue Opportunities for Enhanced Operating Margins

We intend to pursue opportunities for enhanced operating margins by increasing the volume of trades we execute or clear and expanding our business model to include additional products, trading markets and regions, both through internal growth and acquisitions, and thereby benefit from economies of scale. We also believe we can increase our profitability by offering more sophisticated and complex product combinations, particularly in the OTC derivatives markets where trades typically are more complex and yield higher execution profit margins than trades involving exchange-listed products.

Expand in New Geographic Regions

We operate our business on a global basis and are committed to participating in developing markets, such as those in the Asia/Pacific region. Our goals in developing regions are two-fold: to give local clients access to global markets and to give our global clients access to the local markets in those developing regions. For example, we have established operations in Australia, India, Singapore, Hong Kong and Dubai through which we provide clients in Asia with access to derivative and other products globally. Our presence in those areas also enables us to provide our clients in Europe and North America with access to local markets in those areas.

We believe there will be substantial additional growth opportunities in several countries in the Asia/Pacific region if local regulations are eased, although we do not know whether or how quickly that may occur in any particular country. In China, for example, access to the domestic markets is restricted and outflows of investment capital are not widely permitted. Our Asia/Pacific operations accounted for approximately 10.9% of our revenues, net of interest and transaction-based expenses, for the six months ended September 30, 2007 and we anticipate that this percentage will rise over the long term.

Pursue Acquisitions

While we have successfully expanded our business organically, by applying our specialty brokerage expertise to an expanding range of trading alternatives, we have also achieved substantial growth through acquisitions. We have taken a selective approach to acquisitions. We intend to continue to expand our client base and brokerage capabilities by pursuing acquisitions in a disciplined and flexible way—both to broaden the range of trading alternatives we offer and to achieve cost-effective earnings growth. We believe our status as a public company and our ability to offer our securities as consideration will enhance our ability to make acquisitions in the future.

Evolution of Our Relationship with Man Group

Through our relationship with Man Group, our former parent company, we have our origins over 200 years ago in a broking business founded by James Man, which focused on the physical commodities markets and was a founding member of some of the world’s first futures exchanges. Prior to the initial public offering of our common shares, which we completed in July 2007, we were a division of Man Group and were known as “Man Financial”.

In July 2007, we separated from our former parent company following a series of transactions. As a result, following these transactions, we have been conducting our business as an independent company under the name “MF Global”, and as a public company with our shares listed on the New York Stock Exchange. We refer to the various transactions that were implemented in preparation for the initial public offering of our common shares as the “Reorganization”, “Separation” and “Recapitalization”.

Transitional Services Agreements

Historically, our former parent company has provided financial and administrative support to us. In connection with the Reorganization and Separation and the initial public offering of our common shares, we began to provide most of these services ourselves, with our own personnel. However, following the Separation, we entered into several transitional services agreements with our former parent company and we continue to rely on it for some of these services for a limited transitional period. Under these agreements, Man Group agreed to continue to provide us with administrative support for several corporate functions, such as limited tax administration and insurance management, for a limited period. These services and agreements are described under “Certain Relationships and Related Transactions”.

Selected Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. See “Risk Factors” for a discussion of the factors you should consider before investing in our securities. Some of the more significant challenges and risks include the following:

•

Dependence on Trading Volumes and Prevailing Interest Rates. Our revenues are dependent on client trading volumes and prevailing interest rates, which are directly affected by a number of U.S. and international market factors beyond our control. Any market factor that reduces trading volumes or affects interest rates could significantly harm our business and operating results. Moreover, in recent years, we have benefited from significant growth in trading volumes, which may not continue.

•

Competition. The derivatives and cash brokerage industry is fragmented and highly competitive, and we expect that competition will intensify in the future. Many of our competitors have greater resources than we do, are better capitalized than we are and may be more competitive than we are in various markets, including developing regions. Our business depends on our ability to compete successfully.

•

Broker Disintermediation. The current industry trend toward electronic trade execution has diminished the role of some brokers in the execution process, which is known as “broker disintermediation”. We must continue to offer attractive, value-added services to keep pace with this trend and other industry changes.

•	Client Retention and Development. Our business could be adversely affected if we are unable to retain our existing clients or to attract new ones.

•

Capital Requirements. We are subject to strict regulatory capital requirements in a number of jurisdictions, as well as additional capital requirements under our internal risk-management guidelines, and we must maintain substantial amounts of capital to conduct and grow our business. Our ability to provide clearing services in particular depends heavily on our ability to obtain capital. In addition, the amount of capital we maintain determines our creditworthiness, which is an essential factor in our ability to attract clients and to borrow funds. We also need ready access to funds to run our business. If we do not have access to a substantial, readily available source of funds, our ability to grow could be constrained and, if we faced a serious funding shortage, our ability to conduct our business operations could be impaired.

•

Separation from Man Group. In July 2007, we separated from our former parent company and have been operating as an independent company for only a limited time. As a result of the Separation and our initial public offering, we have made and will continue to make significant changes in order to function as an independent company, and we will need to do so in a timely and cost-effective manner. In addition, our separation from our former parent company could adversely affect our ability to obtain capital. In connection with the Recapitalization, we have borrowed substantial amounts from third-party lenders.

•

Regulation and Litigation. We operate in a heavily regulated environment that imposes significant compliance requirements and costs on us. Any failure to comply with these requirements could subject us to sanctions and adversely affect our business. In addition, we are subject to significant litigation risks, including several matters currently pending against us, which could adversely affect our results of operations.

•

Client Defaults. Our clearing operations expose us to significant client and counterparty default risks, and a significant default by any of our clients or clearing counterparties could adversely affect our business. In addition, derivative transactions are subject to unique risks, which may increase the risk of defaults and thus our exposure to financial loss.

•

Technology Failure. If we experience systems interruptions, failures or capacity constraints, our ability to conduct our operations would be materially harmed. Additionally, we rely on third parties for software and systems we use to provide our brokerage services, and any interruption, degradation or cessation of service by these third parties could harm our business.

MFG Finance North America Inc.

MFG Finance, the issuer of the notes, is a Delaware corporation and a wholly owned subsidiary of MF Global Ltd. MFG Finance has no assets and does not conduct any operations other than activities related to the issuance of these notes. MF Global Ltd. will guarantee the notes.

Corporate Information

You may contact MFG Finance and MF Global Ltd. at their principal executive offices located at 717 Fifth Avenue, New York, N.Y. 10022, or by telephone at (212) 589-6200. MFG Finance, the issuer of the notes, is incorporated in Delaware and its registered office is located at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. MF Global Ltd., the guarantor of the notes, is incorporated under the laws of Bermuda and its registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. You may contact the registered office of MF Global Ltd. by telephone at (441) 296-1274. You may also find MF Global on the Internet at www.mfglobal.com. Information contained on our website does not constitute part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

RECENT DEVELOPMENTS

On February 1, 2008, we announced our results of operations for the third quarter of fiscal 2008 and the nine months ended December 31, 2007.

Third Quarter Results

Revenues, net of interest and transaction-based expenses, increased $95.1 million, or 29.4%, to $418.4 million for the third quarter of fiscal 2008 from $323.3 million for the same period in the prior year. Total revenues increased $27.2 million, or 2.1%, during the same period to $1,325.3 million for the third quarter of fiscal 2008 from $1,298.1 million for the same period in the prior year. The increase in revenues, net of interest and transaction-based expenses, was primarily due to a 47% increase in our total volumes of executed or cleared contracts for the third quarter of fiscal 2008 combined with continued expansion of our business in Asia and growth in our client balances. The increase in total volumes was generated across our primary trading markets, products and geographic regions reflecting favorable trends in the markets in which we operate as well as global market volatility caused by economic and financial uncertainty across all our trading markets, including interest rates, equities, commodities, fixed income and foreign exchange.

For the third quarter of fiscal 2008, execution only commissions increased $19.3 million, or 21.7%, to $108.4 million from $89.1 million for the same period in the prior year and cleared commissions increased $64.6 million, or 21.0%, to $372.5 million from $307.9 million for the same period in the prior year. During this period, execution only volumes and cleared volumes increased 38% and 50%, respectively. For the third quarter of fiscal 2008, principal transaction revenues decreased by $1.1 million, or 2.4%, to $45.6 million from $46.7 million for the same period in the prior year.

In the third quarter of fiscal 2008, the rate per contract in the company’s non-professional trader customer segment (excluding transaction fees and volumes unrelated to exchange-traded derivative activities), increased 8% from the second quarter of fiscal 2008. During the same period, the rate per contract (excluding transaction fees and volumes unrelated to exchange-traded derivative activities) in cleared commissions increased 7% from the second quarter of 2008 and the rate per contract (excluding transaction fees and volumes unrelated to exchange traded derivative activities) in execution only commissions remained unchanged from the second quarter of fiscal 2008.

Net interest income, which refers to our interest income less our interest expenses, increased $63.7 million, or 57.9%, to $173.8 million for the third quarter of fiscal 2008 from $110.1 million for the same period in the prior year. Our interest income is comprised of two principal components: (i) $51.1 million in interest income generated from principal transactions, equity swaps and related financing transactions; and (ii) $122.7 million in interest income generated from our client funds and interest on excess cash.

Our other expenses, which refers to our expenses other than interest and transaction-based expenses, increased $67.1 million, or 23.5%, to $353.0 million for the third quarter of fiscal 2008 from $285.9 million for the same period in the prior year. Employee compensation and benefits expense (excluding non-recurring IPO awards) increased $21.6 million, or 10.4%, to $228.9 million for the third quarter of fiscal 2008 from $207.3 million for the same period in the prior year. During the third quarter of fiscal 2008, we incurred $18.9 million in employee compensation expenses related to non-recurring IPO awards and $7.8 million related to the PAAF legal settlement, offset by $9.2 million in gains on exchange seats. We also incurred interest on borrowings of $21.1 million for the third quarter of fiscal 2008.

Income before provision for income taxes decreased $34.5 million, or 39.1%, to $53.7 million for the third quarter of fiscal 2008 from $88.2 million for same period in the prior year. Adjusted income before provision for income taxes increased $28.6 million, or 60.5%, to $75.9 million for the third quarter of fiscal 2008 from $47.3 million for the same period in the prior year. Provision for income taxes decreased to $19.8 million in the third quarter of fiscal 2008 from $31.5 million for the same period in the prior year and minority interest increased to

$2.0 million for the third quarter of fiscal 2008 from $0.6 million for the same period in the prior. Net income decreased $24.2 million to $31.2 million, or $0.26 per basic and diluted shares, for the third quarter of fiscal 2008 from $55.4 million, or $0.53 per basic and diluted shares, for the same period in the prior year. Adjusted net income increased $17.8 million, or 61.6%, to $46.7 million, or $0.37 per adjusted diluted share, for the third quarter of fiscal 2008 from $28.9 million, or $0.23 per adjusted diluted share, for the same period in the prior year. For a reconciliation of adjusted income before provision of income taxes, adjusted net income and adjusted diluted share to the comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”. Income before provision of income taxes and net income for the period were impacted by the non-recurring nature of the items discussed thereunder, which include expenses related to our initial public offering, the settlement and curtailment of our former parent’s U.S. pension plan, the PAAF legal settlement and loss on extinguishment of debt, offset by gains on the sale of exchange seats.

As of December 31, 2007, we had $19.5 billion in client funds, an increase of 23% from $15.8 billion as of March 31, 2007. As of December 31, 2007, we had $1.9 billion in cash and cash equivalents, $1.3 billion in equity and $2.7 billion in total capital. Total capital represents shareholders’ equity plus bridge loan financing of $1.4 billion. At the end of the period, we had $1.9 billion in outstanding short-term borrowings, including $1.4 billion outstanding under our bridge loan.

Nine Month Results

For the nine months ended December 31, 2007, revenues, net of interest and transaction-based expenses, increased $226.1 million, or 22.6%, to $1,228.3 million from $1,002.2 million for the same period in the prior year. Total revenues increased $998.9 million, or 26.4%, during the same period to $4,780.2 million for nine months ended December 31, 2007 from $3,781.3 million for the same period in the prior year. This increase was primarily due to a 41% increase in our total volumes of executed or cleared contracts for the nine months ended December 31, 2007.

For the nine months ended December 31, 2007, execution only commissions increased $73.5 million, or 26.1%, to $354.9 million from $281.4 million for the same period in the prior year and cleared commissions increased $168.2 million, or 18.3%, to $1,089.0 million from $920.8 million for the same period in the prior year. For the nine months ended December 31, 2007, principal transaction revenues increased $19.9 million, or 8.4%, to $258.1 million from $238.2 million for the same period in the prior year.

Net interest income increased $150.6 million, or 66.6%, to $376.7 million for the nine months ended December 31, 2007 from $226.1 million for the same period in the prior year.

Our other expenses increased $256.0 million, or 29.3%, to $1,128.3 million for the nine months ended December 31, 2007 from $872.3 million for the same period in the prior year. Employee compensation and benefits expense (excluding non-recurring IPO awards) increased $73.9 million, or 11.9%, to $696.4 million for the nine months ended December 31, 2007 from $622.5 million for the same period in the prior year. During the nine months ended December 31, 2007 we realized $83.5 million of gains on exchange seats partially offset by $18.3 million of debt extinguishment costs and interest on borrowings of $52.2 million.

Income before provision for income taxes decreased $59.8 million, or 34.6%, to $113.0 million for the nine months ended December 31, 2007 from $172.8 million for the same period in the prior year. Adjusted income before provision for income taxes increased $66.5 million, or 41.4%, to $227.2 million for the nine months ended December 31, 2007 from $160.7 million for the same period in the prior year. Net income decreased to $13.5 million, or $0.12 per basic and diluted shares, for the nine months ended December 31, 2007 from $111.9 million, or $1.08 per basic and diluted shares, for the same period in the prior year. Adjusted net income increased $46.8 million, or 45%, to $150.8 million, or $1.19 per adjusted diluted share, for the nine months ended December 31, 2007 from $104.0 million, or $0.82 per adjusted diluted share, for the same period in the prior year. Income before provision for income taxes and net income were impacted by the non-recurring nature of the items discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

THE OFFERING

Issuer	MF Global Finance North America Inc.

Guarantor	MF Global Ltd.

Notes offered	$ million aggregate principal amount of % Senior Notes due 20 .

Maturity	The 20 notes will mature on , 20 unless earlier redeemed or repurchased.

Interest rate	The 20 notes will bear interest from , 2008 at the rate of % per annum.

Interest payment dates	and of each year, beginning , 2008.

Interest rate adjustment	The interest rate applicable to the notes will be subject to adjustment from time to time if the debt rating assigned to the notes is downgraded under the circumstances described under the heading “Description of the Notes—Interest Rate Adjustment”. These adjustments will no longer be applicable if the notes are rated above a certain threshold. See “Description of the Notes—Interest Rate Adjustment”.

Ranking of notes	The notes are unsecured and unsubordinated obligations of MFG Finance and will rank equally in right of payment with all of MFG Finance’s other existing and future unsecured and unsubordinated indebtedness.

The notes will effectively rank junior to any secured indebtedness of MFG Finance or MF Global to the extent of the assets securing such indebtedness, and to all liabilities of MF Global’s subsidiaries. As of September 30, 2007, giving pro forma effect to the application of the net proceeds of this offering and our borrowings of $70 million on January 25, 2008 under the multiple 364-day revolving credit facilities, referred to as the “bi-lateral facilities”, which MF Global and certain of its subsidiaries entered into with various banks for a total of $275.0 million, MFG Finance, on a separate company basis, and MF Global, on a consolidated basis, did not have any outstanding secured indebtedness and would have had approximately $ billion and $1.6 billion of outstanding unsecured indebtedness, respectively. As of that date, taking the same factors into account, all of MFG Finance’s debt would have been represented by the notes, and, on a consolidated basis, substantially all of MF Global’s debt would have been represented by the notes, the borrowings under the bi-lateral facilities and any remaining borrowings under the bridge loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Consistent with our capital planning, MFG Finance may issue additional securities in order to refinance any remaining amounts outstanding under the bridge loan after this offering. Any further issuances may be in the form of additional senior debt securities as well as securities that are eligible to receive equity capital treatment from relevant rating agencies. We expect any such future issuances will be guaranteed by MF Global. The size, ranking, terms and timing of any future offerings will depend on a number of factors, including market conditions, and may be postponed or changed.

Claims of creditors of MF Global’s subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of MF Global’s creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors of MF Global’s subsidiaries.

Sinking fund	None.

Optional redemption	MFG Finance may redeem the notes, in whole or in part, at any time at its option at redemption prices determined as set forth under the heading “Description of Notes—Optional Redemption”.

Change of control repurchase event	Upon the occurrence of a “change of control repurchase event”, as defined under “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event”, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of purchase.

Certain covenants	The indenture governing the notes contains covenants limiting our ability and our subsidiaries’ ability to:

•	create certain liens; and

•	consolidate, amalgamate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person.

However, each of these covenants is subject to a number of significant exceptions. You should read “Description of Notes—Certain Covenants” for a description of these covenants.

Further issuances	MFG Finance may create and issue additional notes, from time to time, ranking equally with the 20 notes initially offered in this offering and otherwise similar in all respects (other than the issue date, public offering price and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes). Any additional notes would be consolidated and form a single series with the 20 notes.

Use of proceeds	We intend to use all of the net proceeds of this offering to repay a portion of outstanding borrowings under our 364-day unsecured revolving credit facility, which we refer to as the “bridge loan”.

Absence of public market for the notes	The notes are a new issue of securities and there is currently no established trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice.

Form and denominations	MFG Finance will issue the notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC.

You will hold beneficial interests in the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, MFG Finance will not issue certificated notes.

Governing law	New York.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables summarize certain financial data and operating data for our business. These tables should be read in conjunction with our combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the summary consolidated and combined statements of operations for the six months ended September 30, 2007 and 2006 and our consolidated balance sheet as of September 30, 2007 from our unaudited consolidated and combined financial statements that are included elsewhere in this prospectus. We derived the summary combined statements of operations for fiscal 2007, fiscal 2006 and fiscal 2005 and our combined balance sheets data as of March 31, 2007 and 2006 from our audited combined financial statements that are included elsewhere in this prospectus. We derived the summary combined balance sheet data as of March 31, 2005 from our fiscal 2005 audited combined financial statements, which are not included in this prospectus. We derived the summary combined statement of operations and balance sheet data for fiscal 2004 from our unaudited combined financial statements, which are not included in this prospectus. Our combined financial statements were prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical financial data are not necessarily indicative of our results for any future period. In management’s opinion, the unaudited financial information set forth below has been prepared on substantially the same basis as the audited combined financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited combined data.

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005	2004
	(in millions)
Combined Statement of Operations
Revenues:
Execution-only commissions	$246.5	$192.2	$386.5	$261.8	$237.7	$234.8
Cleared commissions	716.5	612.8	1,280.0	865.6	687.0	685.7
Principal transactions	212.5	191.5	299.6	158.6	142.9	121.4
Interest income	2,250.6	1,471.4	4,090.4	1,388.1	669.2	454.2
Other	28.8	15.2	37.8	29.2	24.1	18.4

Total revenues	3,454.9	2,483.2	6,094.4	2,703.2	1,760.9	1,514.6

Interest and transaction-based expenses:
Interest expense	2,047.6	1,355.3	3,739.3	1,173.5	537.0	353.5
Execution and clearing fees	454.2	331.9	700.4	463.4	396.3	389.1
Sales commissions	143.2	117.2	275.9	119.8	105.8	120.6

Total interest and transaction-based expenses	2,645.0	1,804.4	4,715.6	1,756.7	1039.1	863.2

Revenues, net of interest and transaction-based expenses	809.9	678.9	1,378.7	946.5	721.8	651.4

Expenses:
Employee compensation and benefits (excluding non-recurring IPO awards)	467.4	415.2	834.7	595.7	415.3	381.8
Employee compensation related to non-recurring IPO awards	15.0	—	—	—	—	—
Communications and technology	55.1	48.7	102.2	72.2	62.2	58.9
Occupancy and equipment costs	17.3	17.1	29.8	24.5	14.9	20.1
Depreciation and amortization	25.4	21.8	46.8	28.2	23.3	25.4
Professional fees	32.0	18.2	50.1	26.7	19.8	17.0
General and other	44.8	42.1	77.3	46.4	50.5	41.7
PAAF legal settlement	69.0	—	—	—	—	—
IPO-related costs	47.2	7.4	33.5	—	—	—
Refco integration costs	2.1	15.8	19.4	66.8	—	—

Total other expenses	775.4	586.4	1,193.9	860.5	586.1	544.9

Gains on exchange seats and shares	74.2	14.1	126.7	33.5	5.8	2.8
Net gain on settlement of legal proceeding	—	—	21.9	—	—	—
Loss on extinguishment of debt	18.3	—	—	—	—	—
Interest on borrowings	31.1	21.9	43.8	31.5	17.7	6.3

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005	2004
	(in millions)
Income before provision for income taxes	59.4	84.7	289.7	88.0	123.8	103.0
Provision for income taxes	73.8	28.5	100.0	28.2	39.5	34.8
Minority interest in income of combined companies (net of tax)	2.2	0.8	1.7	0.3	—	—
Equity in earnings of uncombined companies (net of tax)	(1.1)	1.1	0.1	0.3	—	—

Net (loss)/income	$(17.7)	$56.5	$188.0	$59.8	$84.2	$68.2

Non-GAAP Financial Measure:
Adjusted net income(1)	$99.8	$75.2	$147.7	$89.1	$80.4

	At September 30, 2007	At March 31,
		2007	2006	2005	2004
	(in millions)
Consolidated and Combined Balance Sheet Data
Cash and cash equivalents	$2,614.1	$1,733.1	$1,413.5	$1,111.7	$941.4
Total assets	65,052.8	51,670.3	34,314.6	21,910.7	14,621.5
Total borrowings	1,533.3	676.6	673.5	570.6	210.6
Equity	1,247.6	537.8	374.1	323.4	294.8

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005	2004
	(in millions except headcount)
Operating Data
Exchange-Traded Futures and Options Contract Volumes(2):
Execution-only(3)	288.7	223.5	438.4	337.6	274.0	263.7
Cleared(4)	726.5	511.1	1,065.1	673.8	487.9	404.3

Total	1,015.2	734.6	1,503.5	1,011.4	761.9	668.0
Client funds (end of period)(5)	$18,459	$15,530	$15,756	$15,437	$8,804	$7,484
Employee headcount (end of period)	3,353	3,125	3,271	2,980	1,650	1,695

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005
Total Revenues, Net of Interest and Transaction-Based Expenses, by Region
North America	43.0%	42.4%	41.5%	40.0%	31.5%
Europe	45.9%	49.2%	49.9%	54.5%	62.9%
Rest of World	10.9%	8.4%	8.6%	5.5%	5.6%

(1)	Adjusted net income is a financial measure that has not been prepared in accordance with U.S. GAAP because it excludes certain significant items that are required to be included in net income, the corresponding U.S. GAAP measure. A reconciliation of net income to adjusted net income for each of the periods presented is as follows (applying an assumed tax rate of 35% to the adjustments):

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005
	(in millions)
Net (loss)/income (unadjusted)	$(17.7)	$56.5	$188.0	$59.8	$84.2
Add: Refco integration costs	1.3	10.3	12.6	43.4	—
Add: Refco loss	—	—	—	7.7	—
Less: Exchange membership gains	(47.5)	(9.2)	(82.4)	(21.8)	(3.8)
Add: IPO-related costs	34.3	4.8	21.8	—	—
Add: Tax from Reorganization and Separation	59.5	—	—	—	—
Add: U.S. Pension plan termination costs	—	9.1	18.3	—	—
Add: Litigation settlement expense	40.1	3.6	(10.6)	—	—
Add: Loss on extinguishment of debt	10.6	—	—	—	—
Add: Stock compensation charge on vesting of predecessor awards	9.5	—	—	—	—
Add: Stock compensation charge on IPO awards	9.8	—	—	—	—

Adjusted net income	$99.8	$75.2	$147.7	$89.1	$80.4

For more information relating to these non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

(2)	All volume statistics include exchange-traded futures and options contract volumes as derived from our reporting systems, excluding intercompany volumes.

(3)	Execution-only volumes consist of trades we execute on an agency basis for clients that clear through another brokerage firm.

(4)	Cleared volumes consist of trades we clear or execute and clear for clients.

(5)	Represents amounts payable to customers.

See adjustment described in Note 3 to our combined audited financial statements.

RISK FACTORS

An investment in the notes is subject to the risks described below. Before making an investment in the notes, you should carefully consider the following risks, as well as all of the other information contained in this prospectus. Any of these risks could significantly and adversely affect our business, prospects, financial condition or results of operations.

Risks Related to Our Industry and Business

Changes in U.S. and international market factors that reduce trading volumes or interest rates could significantly harm our business.

We generate revenues primarily from transaction fees we earn from executing and clearing client trades and from interest income we earn on cash balances in our clients’ accounts. In the six months ended September 30, 2007, we derived approximately 27.9% of our total revenues, and approximately 45.1% of our revenues, net of interest and transaction-based expenses, from executing and clearing client trades. Similarly, in the six months ended September 30, 2007, we derived approximately 65.1% of our total revenues, and approximately 25.1% of our revenues, net of interest and transaction-based expenses, from net interest income. These revenue sources are substantially dependent on client trading volumes and prevailing interest rates.

Reduced trading volumes could hurt our business.

Our clients’ trading volumes are particularly dependent on their demand for exchange-traded and over-the-counter, or OTC, derivative products, which relate to interest rates, equities, foreign exchange and commodities. Demand for these products, in turn, is driven by a number of factors, one of the most significant being the volatility of the market prices of the underlying assets—that is, the extent to which and how rapidly those prices change during a given period. In general, demand for derivative products tends to rise when the volatility of the underlying assets is high and to decline when it is low. In recent years, volatility in the principal markets in which we operate has contributed to rising client trading volumes and thus rising revenues. Were we to enter a period of lower volatility in any of our principal markets in the future, our trading volumes and revenues may grow more slowly or even decline. Moreover, declines in trading volume could also make the markets less liquid—meaning that market participants could find it harder to sell or otherwise close out their trading positions when they want to—which would discourage active trading and further depress trading volumes. Diminished volatility could occur, for example, if interest rates were to remain unchanged or equity prices were to remain relatively flat for an extended period.

Trading volumes have also increased in recent years due to the growth and enhanced sophistication of significant market participants such as hedge funds. To the extent these trends do not continue, or to the extent that they reverse, demand for our services in many areas of our business would suffer. Trading volumes generated by significant market participants could decline for a variety of reasons. Market conditions in general could deteriorate, affecting many participants’ trading activities. For example, while recent market conditions have increased market volatility in the short-term, sustained market uncertainty could reduce our trading volumes in the future. Alternatively, one or more large market participants could suffer substantial losses that in turn could create a systemic financial risk and prompt other participants to curtail their trading. The latter type of “shock” events have occurred from time to time involving prominent hedge funds, such as Long Term Capital Management in 1998 and Amaranth in 2006 and, more recently, involving subprime lenders.

Our trading volumes could also be adversely affected as the current bull markets in commodities and the volatile market conditions in equities begin to recede or come to an end. In the past three years, prices in these markets have risen substantially, in some cases, such as oil and gas, to unprecedented levels. These market conditions have stimulated increasing demand for derivative products, and our trading volumes and revenues could be adversely affected as and when the current bull markets in commodities or volatile market conditions in equities come to an end.

Changes in interest rates could hurt our business.

In most cases, our interest income is directly affected by the spread between the short-term interest rates we pay our clients on their balances and the short-term rates we earn from re-investing their cash. While these spreads have remained within a relatively constant range over time, they can widen or narrow when interest rate trends change. In addition, a portion of our interest income relates to client balances on which we do not pay interest and thus is directly affected by the absolute level of short-term interest rates. As a result, a portion of our interest income will decline if interest rates fall, regardless of the spreads that determine most of our interest income. Overall, interest rates had risen from 2004 until 2007, which had helped us to manage our interest rate spreads effectively and had increased our interest income on non-interest bearing client balances, and thus had a generally positive impact on our revenues. As interest rates have declined and, if spreads begin to narrow, our revenues could be adversely affected. Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities.

Trading volumes and interest rates could be affected by many factors.

The volume of transactions our clients conduct with us and the rates at which we earn interest income on our clients’ balances are directly affected by a number of U.S. and international market factors that are beyond our control, including:

•	economic, political and market conditions;

•	broad trends in the brokerage and finance industry;

•	changes in levels of trading activity in the broader marketplace;

•	supply and demand for commodities;

•	financial strength of market participants;

•	price levels and price volatility in the derivatives, interest rate, equity, foreign exchange and commodity markets;

•	legislative and regulatory changes;

•	the actions of our competitors;

•	consolidation among exchanges;

•	the introduction of new products;

•	changes in cost and fee structures;

•	changes in government monetary policies;

•	the level and volatility of foreign exchange rates;

•	disruptions in markets due to terrorism, war or extreme weather events; and

•	inflation.

Any one or more of the factors listed above, or other factors, may contribute to a decline in trading volumes or fluctuation in interest rates. Any significant decline in trading volume in the financial markets generally, or the derivatives, interest rate, equity, foreign exchange or commodity markets in particular, or any significant change in short-term interest rate spreads or overall levels could have a material adverse effect on our business and operating results.

We face intense competition from other companies, and if we are not able to compete successfully with them, our business may be harmed.

The derivatives and cash brokerage industry is fragmented and competitive, and we expect that competition will continue to intensify in the future. We compete with numerous U.S. and non-U.S. brokers in one or more markets. Although no one competitor operates in all of our markets, two brokers (formerly The Fimat Group and Calyon Financial) compete in many of our markets, and both firms are part of large, well capitalized financial institutions with global operations. In August 2007, these two firms signed a merger agreement leading to the creation of a new entity named Newedge, which began operating as a combined entity in early January 2008.

In addition, affiliates of the largest commercial and investment banks, including Citi, Goldman Sachs, JPMorgan, Merrill Lynch, Morgan Stanley and UBS compete with us in key areas such as clearing services, which is a significant source of our revenues. We also compete with a large number of independent brokerage firms, such as R.J. O’Brien in the United States, as well as regional brokers in particular markets around the world. We have also witnessed the proliferation of online trading platforms for cash products outside the United States, which now compete directly with our retail and OTC trading operations in Europe and in the Asia/Pacific region.

Our competitors may have greater resources than we do.

Many of our competitors and potential competitors have larger client bases, more established name recognition and greater financial, marketing, technological and personnel resources than we do. These resources may enable them, among other things, to:

•	develop products and services that are similar to ours, or that are more attractive to clients than ours, in one or more of our markets;

•	provide products and services we do not offer or in more markets than we do;

•	provide execution and clearing services that are more rapid, reliable or comprehensive, or less expensive than ours;

•	offer products and services at prices below ours to gain market share and to promote other businesses, such as prime brokerage, in which we engage to only a limited extent;

•	offer better, faster and more reliable technology;

•	outbid us for desirable acquisition targets;

•	market, promote and sell their products and services more effectively; and

•	develop stronger relationships with clients.

Our competitors may be better capitalized than we are.

In particular, our competitors, especially the largest commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do. As we describe further below in this section, access to capital is critical to our business to satisfy regulatory obligations and liquidity requirements. Among other things, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract client assets, both of which are important sources of revenues. Access to capital also determines the degree to which we can expand our operations. Thus, if we are unable to maintain or increase our capital on competitive terms, we could be at a significant competitive disadvantage, and our ability to maintain or increase our revenues and earnings could be materially impaired. We are highly focused on risk management in part because we do not enjoy the same access to capital as some of our competitors. As a consequence, we frequently require additional collateral protection from our clients beyond legally mandated levels. This practice has at times, and may continue to, place us at a competitive disadvantage. Moreover, as described further below, we have historically relied on Man Group to provide us with the capital we need. However, as a result of the Separation, we have sought to develop and maintain new sources of capital and liquidity. These new sources may prove to be more costly and less reliable than the sources we have relied upon to date, and we may find it harder to compete with larger financial institutions than in the past.

We may not be competitive in developing regions.

We regard emerging international markets, particularly in the Asia/Pacific region, as an important area of potential growth for our business. Due to cultural, regulatory and other factors relevant to those markets, however, we may be at a competitive disadvantage in those regions relative to local firms or to international firms that have a well established local presence. In some regions, we may need to acquire local capacity or enter into joint ventures with local firms in order to gain a presence, and we may face intense competition from other international firms over relatively scarce opportunities for market entry. This competition could make it difficult for us to expand our business as planned.

New or existing competitors could make it difficult for us to maintain our current market share or increase it in desirable markets. Even if they do not significantly erode or limit our market share, they may offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive. A fee reduction without a commensurate reduction in expenses would decrease our profitability.

The current trend toward electronic trade execution has diminished the role of some brokers in the execution process. We must continue to offer attractive, value-added services to keep pace with this trend and other industry changes.

While clients have traditionally relied on brokers to execute orders by receiving them by telephone and routing them to exchanges, a growing number of exchanges have developed systems that permit orders to be routed through brokers electronically, thereby enabling clients to avoid more costly voice-execution services and pressuring brokers to lower their execution commission rates. In a number of cases, exchanges provide large clients with direct electronic access, enabling them to bypass brokers in the trade-execution process altogether, which is known as broker disintermediation. For example, some of our largest institutional clients are now able to execute orders on some exchanges directly by electronic means and, as a result, the portion of the fees we earn from these clients for execution services has, in some cases, declined relative to the portion we earn from providing clearing services for these trades. Although we believe that we are less vulnerable to this trend than other brokers, we expect to face increasing pressure to enhance the value-added execution services we can offer and to expand our role as a provider of clearing services in order to retain or expand our market share, as exchanges are devoting substantial resources to developing more efficient ways for clients to execute orders with reduced broker involvement. To the extent we are unsuccessful, our revenues and profitability will suffer. Additionally, market structure and practices in our industry could change significantly in other ways, including some we may not foresee and we may not be able to adapt to these changes on a timely and cost-effective basis. To the extent that we do not adapt as rapidly or efficiently to industry changes as our competitors do, our business will suffer.

Our business could be adversely affected if we are unable to retain our existing clients or attract new clients.

The success of our business depends on our ability to maintain and increase our client base. Our clients are particularly sensitive to the diversity and flexibility of the services, products, trading markets and regions that we make available and the quality, speed and reliability of our order execution and clearing services, as well as the costs of using our services. Because the financial services industry in general, and the futures brokerage industry in particular, are subject to rapid innovation in products and services, and particularly with regard to technological development, we face intense competitive pressure to continue enhancing our product and service offerings in order to maintain and increase our client base. To do so, we must continue to offer the breadth of trading options, the quality, speed and reliability of brokerage services and the pricing that clients desire. This will require not only continuing to perform at current levels but also finding ways to improve and diversify our client service on a regular basis. In particular, advanced, fast and reliable systems technology with global reach has been a critical aspect of client service, and we must be able to keep pace with the important innovations in our industry, which can be costly and present operational and other risks. We may also face more difficulties in attracting new clients if we fail to offer as broad a range of services as those of our competitors, such as investment banks, that also engage in non-brokerage businesses. Further, if our reputation for quality, speed and reliability is impaired, or if we fail to create new products and services or enter into new markets and regions, we may not be able to attract new clients, which may inhibit our growth.

Our clients are not obligated to use our services and can easily and quickly switch providers of execution and clearing services, transfer their positions or decrease their trading activity conducted through us at any time. This is particularly true for our institutional clients, who are sophisticated users of brokerage services, often have relationships with a number of competing brokers and generate a disproportionately large share of our client trading volume. As a result, we are vulnerable to potentially significant and sudden loss of revenues from our institutional client base. Similarly, while private clients in the past have generally been less likely to change brokers, their demand for brokerage services has generally been sensitive to broader market trends, so that a significant downturn or unusually heightened volatility in the derivatives or cash markets could lead to a substantial decline in revenues from our private client base. Many of our clients have longstanding relationships with individuals or teams within our company. To the extent any of those individuals or teams seek alternative employment, we may be in jeopardy of losing those clients.

We receive a significant amount of our private client business through our network of introducing brokers. Failure to maintain these relationships could adversely affect our business.

We have relationships with introducing brokers who assist us in establishing new client relationships and provide marketing and other services for a significant number of our clients for whom we execute and clear trades. We compensate these introducing brokers for introducing clients to us. Many of our relationships with introducing brokers are non-exclusive or may be terminated by the brokers on relatively short notice. In addition, our introducing brokers have no obligation to provide us with new client relationships or minimum levels of transaction volume. Our failure to maintain our relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain client relationships would result in a loss of revenues, which could adversely affect our business. To the extent any of our competitors offers more favorable compensation to one of our introducing brokers, we could lose the broker’s services or have to increase the compensation we pay to retain the broker. Our relationships with our introducing brokers also may expose us to significant reputational and other risks. See “—Risks Related to Regulation and Litigation—We could be harmed by employee or introducing broker misconduct or errors that are difficult to detect and deter”.

If we fail to attract or retain highly skilled management and other employees, our business may be harmed.

Our future success depends in large part on our management team, who possess extensive knowledge and managerial skill with respect to the critical aspects of our business, including our ability to operate globally across multiple markets and to manage our risk. We rely in particular on Kevin R. Davis, our Chief Executive Officer, as well as other members of our management team. Failure to retain Mr. Davis or one or more members of our management team or failure to retain a permanent Chief Financial Officer could adversely affect our ability to manage our business effectively and execute our business strategy.

Our business is also dependent on highly skilled employees who provide specialized brokerage services to our clients and oversee our compliance and technology functions. Many of these employees have extensive knowledge and experience in highly technical and complex areas of the derivatives and cash brokerage industry. Because of the complexity and risks associated with the futures brokerage business and the specialized knowledge required to conduct this business effectively, and because the growth in our industry has increased demand for qualified personnel, many of our employees could readily find employment at other firms if they chose to do so, particularly if we fail to continue to provide competitive levels of compensation. Many of our employees also have extensive institutional knowledge of our services, products, trading markets and client base. As many of them have long-standing relationships with particular clients, the departure of any such employees could adversely impact our relationships with those clients. If we fail to retain our current employees, it would be difficult and costly to identify, recruit and train replacements needed to continue conducting our business. In addition, if we fail to attract highly qualified personnel going forward, we may have difficulty expanding our business and our competitiveness may suffer. In particular, failure to retain and attract qualified compliance and systems personnel could result in execution errors or regulatory infractions.

Consequently, failure to retain and attract highly skilled employees—both management and non-management—could have a significant adverse effect on our business, financial condition and results of operations. Our ability to retain and attract these personnel will depend heavily on the amount of compensation we offer. Compensation levels in the brokerage industry are highly competitive and can fluctuate significantly from year to year. Consequently, our profitability could decline as we compete for personnel.

Our acquisition and growth strategy involves significant risks, and if we are unable to manage them effectively, our business will be materially harmed.

In the past, we have significantly expanded our business both organically and through acquisitions. We have made acquisitions to advance our strategic development, by extending our presence into markets we have previously not served, and to achieve earnings growth through economies of scale, by adding clients and business in markets we already serve. We have generally consummated acquisitions either by purchasing client accounts from other brokers or by acquiring entire brokerage units or businesses. In some cases, we have recruited other brokers’ client personnel.

In order to continue our growth, we expect to continue to acquire other companies, personnel or assets. Acquisitions entail numerous risks, including the following:

•

difficulties in the integration and retention of acquired client accounts or personnel and, in cases where we acquire an entire company or unit, the integration and effective deployment of operations or technologies. For example, the timely transfer of client accounts is key to the success of our acquisitions and a failure to quickly integrate our software systems with those of an acquired company could result in errors or service disruptions, which would adversely impact our ability to maintain an ongoing relationship with any affected clients;

•	strain on our operational, information technology, compliance and financial systems and managerial controls and procedures, and the need to modify our systems or to add management resources;

•	unforeseen difficulties in the acquired operations and disruption of our ongoing business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	amortization of acquired intangible assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results;

•	increased regulatory oversight and obligations, including higher capital requirements;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities or regulatory non-compliance issues; and

•	failure to obtain necessary regulatory approvals in the event of a change in control or otherwise.

For example, when we acquired the Refco assets, we incurred substantial severance and other acquisition costs that reduced our net income and will continue to do so for a period of time. In addition, by rapidly expanding our futures and securities brokerage operations through recent acquisitions, our compliance and supervisory functions have had to assume greater responsibility, which could undermine their effectiveness, and we have had to devote additional resources to these functions.

Competition for suitable acquisition targets is intense. Many of our largest competitors have substantially greater financial resources than we do and are able to outbid us on the most desirable targets. We may lack the financial resources necessary to consummate acquisitions in the future or may be unable to secure financing on favorable terms. We may not be able to identify suitable acquisition targets, or to complete any transactions we identify on sufficiently favorable terms, to meet our strategic goals. We also may be unable to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets. Even when we complete an acquisition, we may not realize the benefits we expected to attain.

Organic growth presents risks similar to those associated with acquisitions. In particular, if we expand our operations too rapidly or otherwise beyond our ability to manage them effectively, we could encounter serious operational issues. Among other things, our ability to manage risk and ensure regulatory compliance could be impaired and result in financial loss or regulatory violations, any of which could adversely affect our business and financial performance.

Failure to manage these acquisition and other growth risks could have a material adverse effect on our business, financial condition and operating results. If we continue to make acquisitions with similar or greater frequency, these risks could be magnified and our personnel and other resources could become subject to additional strain.

We do not have and cannot provide reliable historical financial information for the Refco assets we purchased.

In October 2005, Refco announced that it had discovered accounting fraud at the company implicating members of its senior management. The announcement prompted Refco clients to withdraw substantial amounts of assets from their accounts, which ultimately caused several Refco entities to file for bankruptcy. In November 2005, we purchased client brokerage accounts and other assets from regulated subsidiaries of Refco for $304.9 million. While the Refco clients whose accounts we purchased withdrew many of their assets prior to our purchase, we have worked since the acquisition to re-build the asset levels in the accounts we purchased. Thus, the Refco assets have become an important part of our business. During fiscal 2007, they accounted for approximately 10.5% of our total revenues, approximately 18.8% of our revenues, net of interest and transaction-based expenses, and approximately 12.3% of our income before provision for income taxes. These assets accounted for approximately 7.8% of our total assets at the end of fiscal 2007. In addition, we have sought to attract a number of former Refco clients who closed their accounts before the acquisition, and a substantial number of them have opened new accounts with us since the acquisition. (We did not purchase these new accounts and they are not part of the Refco assets.) See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition of Refco Assets”. The trustee for one of the Refco entities has notified us of its position that approximately $57 million (calculated as of the closing date of the acquisition) of the Refco assets we acquired, which consist mainly of shares in the Chicago Mercantile Exchange, should not have been transferred to us as part of the acquisition. We have negotiated a settlement agreement with the trustee, pursuant to which all claims between us and all Refco-related entities was settled by us paying $2.2 million to the Refco estate. See “Our Business—Legal Proceedings—Refco LLC Exchange Seats”.

Because we acquired the Refco assets primarily in asset transactions, separate historical financial statements for the specific assets we purchased do not exist, and we have no right of access to the accounting records of the Refco entities that sold these assets to us. Moreover, because the amount of assets in the client accounts that we purchased shrank dramatically between Refco’s October 2005 fraud acknowledgment and our purchase of those accounts in November 2005, we believe that any Refco financial statements relating to pre-acquisition periods would not contain meaningful information for investors. As a result, this prospectus does not include historical financial statements for the Refco assets for periods prior to the acquisition in November 2005 or pro forma financial statements showing the impact of the acquisition on our results of operations and financial condition prior to the acquisition.

Although our combined and consolidated financial statements included in this prospectus reflect the performance of the Refco assets during the 22 months following the acquisition, this post-acquisition information does not necessarily indicate how the Refco assets performed historically prior to the acquisition.

The Refco acquisition is the largest acquisition we have made to date, and the Refco assets are an important part of our business. However, because we are unable to provide financial statements reflecting the performance of these assets prior to the acquisition, it may be more difficult for you to evaluate the possible future performance of these assets and their impact on our business than would otherwise be the case.

Our international operations present special challenges that we may not be able to meet and this could adversely affect our financial results.

We currently conduct business internationally and plan to expand our international operations. Our most significant international markets are in Europe, and expanding our business in emerging markets in the Asia/Pacific region is an important part of our growth strategy. During the six months ended September 30, 2007, we generated approximately 56.8% of our revenues, net of interest and transaction-based expenses, outside North America and 10.9% outside North America and Europe. We face significant risks in doing business in international markets, particularly in developing regions. These risks include:

•	less developed technological infrastructure and higher costs, which could make our products and services less attractive or accessible in emerging markets;

•

difficulty in complying with the diverse regulatory requirements of multiple jurisdictions, which may be more burdensome, not clearly defined and subject to unexpected change, potentially exposing us to significant compliance costs and regulatory penalties;

•	inability to enforce contracts in some jurisdictions;

•	difficulties and costs associated with staffing and managing foreign operations, including reliance on newly hired local experts;

•	fluctuations in foreign currency exchange rates;

•	tariffs and other trade barriers;

•	currency and tax laws that may prevent or restrict the transfer of capital and profits among our various operations around the world; and

•	time zone, language and cultural differences among personnel in different areas of the world.

In addition, in order to be competitive in these local markets, or in some cases because of restrictions on the ability of foreign firms to do business locally, we may seek to operate through joint ventures with local firms as, for example, in India, where we own a 70.2% interest in MF Global Sify Securities India Private Ltd., and in Taiwan, where we currently own a 19.9% interest in Polaris MF Global Futures Co. Ltd., a publicly traded company, following its recent primary offering of shares. Doing business through joint ventures may limit our ability to control the conduct of the business and could expose us to reputational and perhaps greater operational risks. Given the intense competition from other international brokers that are also seeking to enter these fast-growing markets, we may have difficulty finding suitable local firms willing to enter into the kinds of relationships with us that we may need to gain access to these markets.

Further, we and our subsidiaries are organized in a number of jurisdictions, which could have adverse tax consequences for our business. For example, withholding taxes may apply on payments of interest and dividends from our subsidiaries to us or among our subsidiaries, which could limit our operating flexibility and adversely affect our earnings, unless such withholding is reduced or eliminated by an applicable treaty among the relevant jurisdictions. In some cases there are no such treaties and in others where treaties exist, treaty eligibility may depend on the residency of the holders of our common shares. Because our common shares are now publicly traded, there can be no assurance that the necessary proportion of our common shares will be held by residents of the requisite jurisdiction, as provided by the relevant treaty. In addition, the pricing of our intercompany transactions may, from time to time, be subject to review by the relevant tax authorities. A challenge to our intercompany pricing policies could have an adverse effect on our business.

Regulatory liberalization may not continue in developing regions.

We have benefited from recent regulatory liberalization in several emerging markets in developing regions, such as India, which has enabled us to increase our presence in those markets. Our ability to continue to expand our presence in the Asia/Pacific region, however, will depend to an important extent upon continued evolution of the regulatory environment in several markets, and there is no assurance that the favorable regulatory trends of recent years will continue. Moreover, we currently have only a limited presence in a number of significant Asian markets and may not be able to gain a significant presence there unless and until regulatory barriers to international firms in certain of those markets, particularly China, are modified. Consequently, we cannot assure you that our recent success in the Asia/Pacific region, such as in India, will continue or that we will be able to develop our business in emerging markets as we currently plan.

Some developing regions may be unstable.

Our operations in some emerging markets may be subject to the political, legal and economic risks associated with politically unstable and less economically developed regions of the world, including the risks of war, insurgency, terrorism and government appropriation. For example, we do business in countries whose currencies may be less stable than those in our primary markets. Currency instability or government imposition of currency restrictions in these countries could impede our operations in the foreign exchange markets in these countries and our ability to realize the value of collateral held in local currencies. In addition, emerging markets may be subject to exceptionally volatile and unpredictable price movements that can expose clients and brokers to sudden and significant financial loss. Trading in these markets may be less liquid, market participants may be less well capitalized and market oversight may be less extensive, all of which can increase trading or credit risk, particularly in markets for derivatives, commodities and foreign exchange. Substantial trading losses by clients or client or counterparty defaults, or the prospect of them, in turn, can drive down trading volumes—and brokerage revenues—in these markets.

Fluctuations in currency exchange rates could reduce our earnings.

While our revenues and expenses are denominated primarily in U.S. dollars, British pounds and euros, the largest percentage of our revenues is denominated in U.S. dollars while the largest percentage of our non-U.S. expenses is denominated in British pounds and euros. As a result, our earnings can be affected by changes in the U.S. dollar/British pound, U.S. dollar/euro exchange rate and to a lesser extent changes in the U.S. dollar versus Asian currencies. For example, a decline in the value of the U.S. dollar relative to the value of the British pound or euro can cause our expenses to rise faster than our revenues and thus reduce our earnings, and a rise in the value of the U.S. dollar relative to the British pound or euro can have the opposite effect. Such changes have occurred and placed downward or upward pressure on our earnings in recent years. While we seek to mitigate our exposure to currency exchange rates through hedging transactions, these efforts are not always successful. Thus we realized net currency translation losses totaling $1.0 million for fiscal 2007 and $10.8 million for fiscal 2005, and net currency translation gains of $3.7 million for the six months ended September 30, 2007 and $11.3 million for fiscal 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Market Risk”. Adverse trends in currency exchange rates could have an adverse effect on our earnings, and while we have realized net currency translation gains in the most recent periods, we could incur significant currency translation losses again in the future. Moreover, changes in currency exchange rates from one period to the next could make period-to-period comparisons of our performance—historically as well as in the future—more difficult.

Our operating results are subject to significant fluctuations due to seasonality and, as a result, our operating results in any particular period may not be a reliable indicator of our future or annual performance.

In prior years, our business has experienced seasonal fluctuations, reflecting reduced trading activity during summer months, particularly in August. We also generally experience reduced trading activity in December due to seasonal holidays. In addition, trading in some commodity derivatives, such as energy, is affected by the supply of, and demand for, the underlying commodity, which is seasonal and may change significantly. We also may experience reduced revenues in a quarter due to a decrease in the number of business days in that quarter. As of result of these seasonal fluctuations, our operating results in any particular period may not be a reliable indicator of our future or annual performance.

Risks Related to Our Capital Needs and Financial Position

We must maintain substantial amounts of capital and liquidity to conduct and grow our business.

Our ability to provide clearing services, which is a critical part of our business, depends heavily on our ability to maintain sufficient capital, including equity capital. In order to serve as a clearing broker, we must maintain capital at or above specified minimum levels required by various regulators throughout the world, and our failure to do so could expose us to significant penalties and sanctions as we describe under “—Risks Related to Regulation and Litigation—We are required to maintain high levels of capital, which could constrain our growth and subject us to regulatory sanctions”. In order to protect ourselves against the risk of default by our clearing clients, we must also maintain capital at levels determined in accordance with our internal risk-management guidelines, which in many cases are more stringent than the capital requirements of our regulators. Thus, as a clearing broker, we must maintain capital not only to comply with applicable laws and regulations but to manage the risks inherent in our clearing operations in accordance with guidelines that we believe to be appropriate. Moreover, the level of capital that we maintain determines the extent to which we may expand our clearing operations; if we increase our capital, our clearing operations can grow, but if our capital is reduced due to financial loss, our clearing operations may decline.

The amount of capital we maintain also determines our creditworthiness and, therefore, the way we are perceived by clients and our ability to attract client assets. Liquidity, or ready access to these funds, is also essential to our operations and to our clients’ willingness to clear their transactions through us. Clients will clear their trades—and clearinghouses and other clearing firms will deal—only with firms that are regarded as well capitalized and having sufficient liquid assets, and that maintain acceptable credit ratings from the independent rating agencies such as Fitch, Moody’s and S&P. In addition, our clearing contracts for investment products managed by the asset management division of Man Group, known as Man Investments, as well as a number of our bilateral contracts in the OTC markets, include ratings maintenance requirements. Thus, if we are unable to maintain capital at levels that the rating agencies or the market generally consider appropriate for our business, if we experience actual or perceived liquidity issues, or if for any other reason the market loses confidence in our financial condition, we will be unable to provide competitive clearing services, which are a major part of our business, and our clients will withdraw assets from their accounts, which would impair a substantial source of our interest income. Any announcement by a rating agency that our credit rating is being downgraded, or even that we are being placed on “creditwatch” with potential negative implications, for example, could have a serious adverse impact on our results of operations and perhaps our financial condition. Moreover, concerns about our credit rating may limit our ability to pursue acquisitions and, to the extent we pursue acquisitions that affect our credit rating, our business may suffer. To avoid a situation where our credit rating is at risk, we may need to limit the growth of our business or even to reduce our operations or sell assets. We could also be compelled to raise additional capital on unfavorable terms, which in the case of debt capital could result in substantial additional interest expense and lower earnings and in the case of equity capital could result in substantial dilution to our shareholders.

For these reasons, we must maintain continuous access to adequate and sufficiently liquid sources of capital on acceptable terms. Failure to do so could have severe consequences from a regulatory, risk-management or credit perspective. Even a less severe outcome, such as retaining the ability to obtain capital but only at a higher cost, could significantly increase our interest expense and impair our earnings.

Our separation from Man Group could adversely affect our ability to obtain capital.

Until July 2007, we operated as a division of Man Group. Because of Man Group’s substantial resources, we were able to obtain capital when needed and benefited from Man Group’s consolidated credit rating. As a result of the Separation, we have sought to develop and maintain our own sources of capital and to establish and maintain credit ratings on a stand-alone basis. Our objective is to do so in a manner that will enable us to continue to conduct and expand our business as we have in the past. However, we cannot assure you that, on a stand-alone basis, our credit rating will be as favorable, or that we will be able to manage our cost of capital as effectively, as in the past.

The Recapitalization requires us to obtain additional financing in the near future.

In July 2007, we borrowed through one of our U.S. finance subsidiaries, MF Global Finance USA Inc., $1.4 billion in a short-term “bridge” loan from several financial institutions, including affiliates of several of the underwriters in this offering. MF Global has guaranteed the repayment of these borrowings under the bridge loan. We used a portion of the net proceeds from the bridge loan to repay our outstanding borrowings owed to Man Group and third parties, which substantially increased the portion of our indebtedness owed to unaffiliated third parties.

In January 2008, we amended the terms of the bridge loan to extend the original maturity date of June 13, 2008 with respect to $1.05 billion of the outstanding borrowings to December 12, 2008, while the remaining outstanding borrowings must still be paid by June 13, 2008. The original maturity date is one year after the bridge loan was entered into and the extended maturity date is 18 months after the bridge loan was entered into. If we do not ultimately repay the principal by the respective due dates, the lenders will be entitled to declare a default. The bridge loan also subjects us to some covenants that could restrict our operating flexibility, including our ability to incur additional debt, grant liens on our assets and sell assets or merge. The terms of the bridge loan are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

We intend to use the net proceeds from this offering to repay a portion of our outstanding borrowings under the bridge loan on a pro rata basis and without regard to maturity. We have not yet determined the aggregate principal amount of notes to be sold in this offering. Our determination will be based on a number of factors, including market conditions. The net proceeds from this offering of notes will be insufficient to repay the bridge loan in full. Following this offering, consistent with our capital planning, MFG Finance may issue additional securities in order to refinance any remaining borrowings under the bridge loan. Any further issuances of securities may be in the form of additional senior debt securities as well as securities that are eligible to receive equity capital treatment from relevant rating agencies.

We expect any such future issuances will be guaranteed by MF Global. The size, ranking, terms and timing of any future offerings will depend on a number of factors, including market conditions, and may be postponed or changed. As a result, we may not be able to raise sufficient funds to repay the bridge loan in full within the required time frame. If we are unable to replace the bridge loan within a relatively short period of time, our financial condition and credit ratings could be impaired.

Even if we are able to fully replace our bridge loan as currently planned, going forward our capital needs may increase. For example, because of changes in U.K. regulations, as of January 1, 2008, we have been subject to the new requirements of the European Union’s Capital Requirements Directive, which has applied new requirements with respect to the minimum levels of regulatory capital that we must hold. We may also need to increase our regulatory capital— as well as the capital required under our internal risk-management guidelines—in order to expand our operations and make acquisitions in the future as we currently intend to do. See “—Risks Related to Regulation and Litigation”. Thus, we may need to incur additional debt or sell additional equity in the future in order to expand or even to maintain our business. If our debt increases in the future, our earnings, our credit ratings and our business could be adversely affected. We cannot assure you that our clients, the rating agencies, our lenders or our regulators will regard our capital position or financial strength going forward as favorably as they have in the past, that we will be able to obtain the additional capital we will need to sustain and grow our business on favorable terms or that our separation from Man Group will not have a material adverse effect on our access to capital and thus on our business.

Our clearing operations expose us to significant client and counterparty default risks.

When we clear transactions for our clients, either on an exchange or in the OTC markets, we are responsible for their performance to the other party to the transaction, which exposes us to the risk of default by our clients. Clients may default on their payment or delivery obligations for any number of reasons, including insolvency or lack of liquidity and operational failure. They may also claim error in the execution process and refuse to perform. In these situations, clients are generally obligated to maintain margin—cash or other liquid collateral—in amounts sufficient to secure their obligations to perform at all times while they maintain open positions. However, we may fail to monitor their positions and evaluate their risk exposures accurately, and thus fail to require that they post adequate margin initially or fail to increase their margin when necessary to keep pace with market movements that may increase their obligations from time to time. Additionally, we may extend credit to a limited number of corporate and institutional clients and within specified limits may waive or fund the margin requirements applicable to them. These actions could increase our losses from any potential default. If a default occurs, we may be unable to realize proceeds from the sale of the collateral sufficient to cover our exposure, perhaps because we are unable to act quickly enough to avoid a substantial decline in the value of the collateral or because market conditions may make it difficult to liquidate a defaulting client’s position quickly. This could be the case in times of market stress, which are precisely the times when defaults may be most likely to occur. For example, the collapse of Enron in 2001, the sharp price declines in the Indian equities markets in the spring of 2006 and, more recently, continued uncertainty surrounding subprime debt, led to substantial stress and defaults in some markets, including some of those in which we operate. While we did not incur any significant losses in those situations, we cannot assure you that we will be able to avoid significant losses when periods of market stress and defaults occur in the future. Among other things, our risk-management models may not accurately anticipate the impact from market stress.

In particular, systemic shocks could result from highly leveraged market participants, such as one or more large hedge funds, defaulting on their obligations to their brokers, who in turn could default on their obligations to counterparties. We may not be adequately prepared to handle such events, which may disrupt the financial markets and result in financial losses in the near term and reduced trading activity and profitability in the longer term.

Moreover, when we act as a clearing broker, we are also responsible to our clearing clients for performance by the other party to the transaction. While the other party is often a clearinghouse (through “novation” or substitution), in some OTC trades it may be another clearing broker or even a counterparty and, unless the other side is a counterparty, we generally do not receive collateral to secure its obligations. In addition, if a clearing member defaults on its obligations to a clearinghouse in an amount larger than its margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of other clearing members. Such a default by a clearing member of a clearinghouse of which we are also a clearing member could result in losses to us, including losses resulting from the defaults of other market participants. Thus, we are exposed to the risks of clearinghouse, clearing broker and counterparty default and, in the case of clearinghouses and clearing brokers, without collateral to offset these risks.

Although we regularly review our credit exposures to specific clients to address our credit concerns, default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant in a particular market could lead to significant liquidity problems for other participants in that or related markets, leading in turn to losses or defaults by the other participants, which may include our clients and clearing counterparties, that could expose us to significant loss. We may be materially and adversely affected in the event of a significant default by any of our clients and clearing counterparties.

We also rely on the efficient functioning of settlement systems operated by third parties to conduct our operations, and any failure of these systems could result in substantial losses to us from failed trades and client or counterparty defaults. We also maintain large cash deposits and liquid investments at various banks and thus could lose substantial assets if these banks encountered financial difficulty. In addition, we deal extensively with non-clearing members of various exchanges, which have more limited financial resources than members that are authorized by exchanges to provide clearing services. Similarly, we engage in stock lending and repurchase agreements with various clients, and we could incur substantial losses in the event that these third parties fail to perform their obligations to deliver or repurchase securities, whether because of financial difficulty, inability to locate securities due to market conditions or any other reason.

For an analysis of our credit risk—that is, the possibility that we may suffer losses from the failure of clients, counterparties and borrowers to meet their financial obligations to us—please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk”, which includes information about default losses we have incurred and an analysis of our credit exposure based on our internal rating categories. The amount of default losses in prior periods is not necessarily indicative of the amount of losses we may suffer in any future period; losses in future periods could be substantial.

Derivative transactions are subject to unique risks, which may increase the risk of client default and thus our exposure to financial loss.

Unlike cash products, derivative transactions involve a significant degree of leverage, meaning that potential gains or losses from these trades could be substantially greater than the amount invested. As a result, our clients who trade in derivative products have greater exposure to loss from movements in market prices. This, in turn, increases the risk of default by our clients and thus our potential for financial loss. In addition, derivative trades in OTC markets are often effected without the benefit of a clearinghouse, which exposes us to counterparty credit risk when we act as a clearing broker for our clients. Moreover, derivative transactions generally involve longer settlement periods than cash trades—that is, the parties’ obligations to make payments or deliveries extend over longer periods of time and may involve multiple payments or deliveries. As a result, derivative transactions frequently involve credit and market risks for longer periods of time and are often accompanied by hedging and collateral arrangements. The longer settlement periods, as well as the related hedging and collateral arrangements, make derivative transactions and the parties’ performance of their obligations more complex and may result in mismatches or delays in the timing of cash flows due from one party to the other, thus increasing the parties’ need for cash to fund potential timing shortfalls and, ultimately, the risk of losses due to default, human error, system failure or other shortcomings in our risk-management function.

Because derivative transactions can involve greater market, credit, liquidity and operational risks than cash trades, we also face a greater risk that our clients may seek to hold us responsible when they suffer financial losses on their trades, on the grounds that these trades were not suitable for them or that the risks were not fully disclosed or were misrepresented to them. In addition, clients may claim that we breached a fiduciary duty allegedly owed to them. These risks are likely to be greatest with regard to our private clients but may exist across all client groups. The relatively complex nature of derivative transactions also makes it more difficult to monitor, evaluate and manage the risks associated with these trades, and thus makes us more vulnerable to the risk of client default.

While we take positions for our own account primarily to facilitate client trades on a matched-principal basis, our principal transactions nevertheless expose us to market risk.

When we take positions for our own account, we do so primarily to execute client orders and not for directional purposes—i.e., not for the purpose of profiting from anticipa ted changes in market prices. Moreover, when we execute client orders in this manner we do so on a matched-principal basis, by entering into the requested trade for our own account and contemporaneously entering into an offsetting trade with another party. However, executing client orders on this basis exposes us to market risks for brief periods—that is, to the risk that market prices will change before we are able to enter into an offsetting trade that eliminates our exposure to loss from changes in market prices. We believe this risk is limited by the fact that we are generally able to find an offsetting trade relatively quickly, often within minutes and generally on the same trading day, but we are not able to do so in all cases. In addition, the offsetting trades may not always be perfectly matched in terms of their duration or other aspects, and thus may not eliminate our exposure to market risk entirely.

In addition, we take positions for our own account in order to hedge our exposure to changes in foreign currency exchange rates and interest rate risks that are inherent in the international character and financial focus of our operations. Because of the limitations and uncertainties inherent in hedging strategies, however, our exposure to market risk from these transactions is not fully offset and may not always be fully known.

Overall, we believe that our exposure to market risk is substantially lower than it would be if we took positions for our own account primarily for directional purposes rather than primarily to facilitate client trades on a matched basis and to hedge and manage our corporate assets. However, for the reasons noted above, our trading practices do not eliminate market risk entirely, and we may incur trading losses from time to time. We cannot assure you that we will not incur significant losses at any time in the future, particularly in the event of severe market stress. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Market Risk”.

Our risk-management methods might not be effective, which could negatively impact our business.

For us to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, credit, operational, legal and reputational risks. While we believe that our disciplined approach to risk management, and the diversified nature of our client risk exposures, help us to manage the risks in our business, our efforts to do so may not be effective. For a description of our risk-management systems, see “Our Business—Risk Management”. Our risk-management methods focus on monitoring each client’s potential exposure at default – that is, our potential exposure to loss in the event that the client defaults – and adjusting that client’s margin requirements accordingly in an effort to ensure that their collateral is sufficient to secure their performance obligations on their open positions. This function requires, among other things, that we properly record and verify hundreds of thousands of transactions and events each day, and that we continuously monitor and evaluate the size and nature of our clients’ positions and the associated risks. We must rely upon our analysis of information regarding markets, personnel, clients or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly analyzed. Further, we rely on a combination of technical and human controls and supervision that are subject to error and potential failure, the challenges of which are exacerbated by the 24-hour-a-day, global nature of our business. Our risk-management methods are based on internally developed controls, observed historical market behavior and what we believe to be industry practices. However, our methods may not adequately prevent future losses, particularly as they may relate to extreme market movements for which there is little historical precedent. Thus, our risk-management methods may prove to be ineffective because of their design, their implementation or the lack of adequate, accurate or timely information. If our risk-management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results. Additionally, we could be subject to litigation, particularly from our clients, and sanctions or fines from regulators.

Risks Related to Regulation and Litigation

We operate in a heavily regulated environment that imposes significant compliance requirements and costs on us.

We are extensively regulated by governmental bodies and self-regulatory organizations worldwide. Many of the regulations we are governed by are intended to protect the public, our clients and the integrity of the markets, and not necessarily our shareholders. Substantially all of our operations involving the execution and clearing of transactions in derivative and cash products are conducted through subsidiaries that are regulated by governmental bodies or self-regulatory organizations. In the United Kingdom, we are principally regulated by the Financial Services Authority. In the United States, we are principally regulated in the futures markets by the Commodity Futures Trading Commission and the Chicago Mercantile Exchange, and in the securities markets by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. We are also regulated in all regions by local regulatory authorities and the various exchanges of which we are members. For example, we are regulated by the Monetary Authority of Singapore, the Securities and Exchange Board of India, the Australian Securities and Investment Commission and the Investment Dealers Association of Canada, among others. These regulators and self-regulatory organizations regulate the conduct of our business in many ways and conduct regular examinations of our business to monitor our compliance with these regulations. See “Our Business—Regulation and Exchange Memberships”. Among other things, we are subject to regulation with regard to:

•	our sales practices, including our interaction with and solicitation of clients and our marketing activities;

•	the custody, control and safeguarding of our clients’ assets;

•	account statements, record keeping and retention;

•	maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;

•	making regular financial and other reports to regulators;

•	anti-money laundering and other reporting practices;

•	licensing for our operating subsidiaries and our employees;

•	the conduct of our directors, officers, employees and affiliates; and

•	supervision of our business.

Our failure to comply with regulatory requirements could subject us to sanctions and adversely affect our business.

Many of the laws and regulations by which we are governed grant regulators broad powers to investigate and enforce compliance with their rules and regulations and to impose penalties and other sanctions for non-compliance. See “Our Business—Legal Proceedings”. If a regulator finds that we have failed to comply with its rules and regulations, we may be subject to fines or other sanctions, which could adversely affect our reputation and operations. In particular, certain of the requirements that we must comply with are focused on protecting our private clients. If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including, in some cases, increased reporting requirements or other undertakings, revocation of our operating licenses or criminal conviction. In addition, if we fail to comply with applicable laws, rules or regulations, we may also be subject to the loss of clients, negative publicity and litigation, particularly from our retail clients. Our ability to comply with all applicable laws and regulations is dependent in large part on our internal compliance function as well as our ability to attract and retain qualified compliance personnel. Non-compliance with applicable laws or regulations could adversely affect our reputation, prospects, revenues and earnings.

The regulatory environment in which we operate is subject to continual change.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes in our industry. The financial services industry in general has been subject to increasing regulatory oversight in recent years. The governmental bodies and self-regulatory organizations that regulate our business may propose and consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. As a result, in the future, we may become subject to new regulations that may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

In addition, the regulatory enforcement environment has created uncertainty with respect to certain practices or types of transactions that in the past were considered permissible and appropriate among financial services firms, but that later have been called into question or with respect to which additional regulatory requirements have been imposed. Legal or regulatory uncertainty and additional regulatory requirements could result in a loss of business. In Europe, regulators recently adopted the Markets in Financial Instruments Directive, known as MiFID, which took effect on November 1, 2007. This directive extended the coverage of the existing Investment Services Directive and introduced new and more extensive requirements for most firms engaged in financial services relating to the conduct of their business and internal organization. As a result of MiFID, we are required to establish policies for monitoring best execution of client trades and managing business conflicts of interest. Additionally, we have enhanced record-keeping and “know your customer” obligations. In addition, we have been subject to the new Capital Requirements Directive, since January 1, 2008, which has applied new requirements with respect to the minimum levels of regulatory capital that we must hold. As discussed above, new and changing regulatory requirements may make it more difficult or less profitable for us to operate our business.

Requirements of the U.S. Office of Foreign Assets Control and the USA PATRIOT Act and similar laws may expose us to significant costs or penalties.

As participants in the financial services industry, our business is subject to laws and regulations, including the USA PATRIOT Act of 2001, or the PATRIOT Act, which requires us to know certain information about our clients and to monitor their transactions for suspicious financial activities. In addition, the U.S. Office of Foreign Assets Control, or OFAC, has issued regulations requiring that we refrain from doing business, or allowing our clients to do business through us, in certain countries or with certain organizations or individuals on a prohibited list maintained by the U.S. government. The United Kingdom, the European Union and other jurisdictions maintain similar laws and regulations. The cost of complying with the regulations of the U.S. Office of Foreign Assets Control and the PATRIOT Act and similar laws is significant. In particular, since we operate globally, we face significant difficulties in identifying our international clients, gathering the required information about them and monitoring their account activities. U.S. and other governmental agencies are highly focused on compliance with these laws. We face risks that our policies, procedures, technology and personnel directed toward complying with the regulations of the U.S. Office of Foreign Assets Control and the PATRIOT Act and similar laws are insufficient and that we could be subject to significant criminal and civil penalties due to non-compliance. These penalties could have a material adverse effect on our business, financial condition and operating results. For a discussion of these matters, including a pending review of our anti-money laundering policies and procedures that the Financial Services Authority has required us to undertake, see “Our Business—Regulation and Exchange Memberships”.

We are required to maintain high levels of capital, which could constrain our growth and subject us to regulatory sanctions.

The Commodity Futures Trading Commission, SEC, Financial Services Authority and other U.S. and non-U.S. regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our operating subsidiaries that conduct our futures and securities business. As of September 30, 2007, we were required to maintain approximately $1.5 billion minimum capital (including $272 million in respect of goodwill and other intangible assets) in the aggregate across all jurisdictions, representing an 11% increase from our minimum regulatory capital requirement at September 30, 2006. Regulators in different jurisdictions require different amounts of regulatory capital to be met by shareholders’ equity. Approximately $900 million of shareholder’s equity in the regulated subsidiaries was required to meet the minimum regulatory capital requirements at September 30, 2007. (We, in fact, generally maintain total risk capital well in excess of this level in order to meet our internal risk-management guidelines and, as a result, our capital costs are substantially higher than those attributable solely to applicable regulatory or self-regulatory requirements.) Regulators continue to evaluate and modify regulatory capital requirements from time to time in response to market events and to improve the stability of the international financial system. For example, since January 1, 2008 we have been subject to the requirements of the European Union’s Capital Requirements Directive. These requirements are in the process of being agreed to with the United Kingdom’s Financial Services Authority. We are currently evaluating our consolidated regulatory capital needs on a global basis and believe that our capital levels are sufficient to cover regulatory capital requirements going forward. However, additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

Even if regulators do not change existing regulations or adopt new ones, our minimum capital requirements will generally increase in proportion to the size of our business conducted by our regulated subsidiaries. As a result, we may need to increase our regulatory capital in order to expand our operations and increase our revenues, and our inability to increase our capital on a cost-efficient basis could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could limit our ability to pay dividends or make other distributions on our shares and, in some cases, could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs.

Regulators monitor our levels of capital closely. We are required to report the amount of regulatory capital we maintain to our regulators on a regular basis, and we must report any deficiencies or material declines promptly. While we expect that our current amount of regulatory capital will be sufficient to meet anticipated short-term increases in requirements, including the effects of the European Union’s Capital Requirements Directive, any failure to maintain the required levels of regulatory capital, or to report any capital deficiencies or material declines in capital could result in severe sanctions, including fines, censure, restrictions on our ability to conduct business and revocation of our registrations. The imposition of one or more of these sanctions could ultimately lead to our liquidation, or the liquidation of one or more of our subsidiaries. See “Our Business—Regulation and Exchange Memberships” for more information on the minimum regulatory capital requirements for our futures and securities brokerage subsidiaries.

We could be harmed by employee or introducing broker misconduct or errors that are difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Unlike other firms that have incurred significant, well publicized losses of this kind in recent years, when we take positions for our own account, we do so primarily to execute client orders and not for directional purposes—i.e., not for the purpose of profiting from anticipated changes in market prices. We also take positions for our own account, when hedging our exposure in foreign currency and interest rates. We believe that limiting trades for our own account to matched-principal and hedging trades reduces the risk that our employees may execute trades for our account in excess of our exposure limits. Nevertheless, we are exposed to other risks relating to employee misconduct. Among other things, our employees could execute unauthorized transactions for our clients or for their own or any of our accounts, use client assets improperly or without authorization, carry out improper activities on behalf of clients or use confidential client or company information for personal or other improper purposes, as well as misrecord or otherwise try to hide improper activities from us. For example, we recently settled litigation and a regulatory investigation involving allegations of employee misconduct. See “Our Business—Legal Proceedings”. Such exposures could be heightened in the case of private clients accounts for which our brokers, in limited circumstances, exercise discretionary authority.

In addition, employee errors, including mistakes in executing, recording or reporting transactions for clients, have in the past caused us to enter into transactions that clients disavowed and refused to settle, which could also occur in the future. Employee errors expose us to the risk of material losses until the errors are detected and the transactions are unwound or reversed. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. Further, such errors may be more likely to occur in the aftermath of any acquisitions during the integration of or migration from technological systems.

Misconduct by employees of our clients can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that an employee of our client was not authorized to undertake certain transactions. Dissatisfied clients can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions.

We could also be held responsible for improper conduct by our introducing brokers, even though we do not control their activities. Introducing brokers are futures brokers that maintain client relationships and delegate to us the responsibilities associated with trade execution, and back office operations. If an introducing broker effects trades through us that are unlawful, our regulators could hold us responsible if they were to conclude that we knew or should have known that the trades were unlawful. Moreover, a substantial number of our introducing brokers in the United States are “guaranteed” introducing brokers, meaning that we have agreed to use our capital to effectively guarantee their capital in exchange for their agreement to effect client trades exclusively through us. Under the Commodity Exchange Act, we are financially responsible for the obligations of our guaranteed introducing brokers, and we are also effectively responsible for their obligation to comply with the Commodity Exchange Act and the rules and regulations of the Commodity Futures Trading Commission.

Employee or introducing broker misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. We have an active program for monitoring and verifying that our employees and introducing brokers comply with specified procedures; however, it is not always possible to deter or detect employee or introducing broker misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees or introducing brokers may also commit good faith errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions.

We are subject to significant litigation risk, which could adversely affect our business.

Many aspects of our business involve risks that expose us to substantial liability under U.S. federal and state laws and court decisions, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, disputes with clients and other market participants over terms of a trade, client losses resulting from system delay or failure and client claims that we or our employees executed unauthorized transactions, recommended unsuitable trades, made materially false or misleading statements or lost or diverted client assets in our custody. We may also be subject to regulatory investigation and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation.

For example, we are and have been involved in lawsuits and arbitrations in which parties made claims for substantial damages against us. On December 3, 2007, we entered into an agreement to settle the largest of these claims relating to the Philadelphia Alternative Asset Fund (“PAAF”). We describe these proceedings and the PAAF settlement under “Our Business—Legal Proceedings”. We are not being indemnified by Man Group with respect to any litigation exposures related to periods prior to or after the Reorganization, Separation and

Recapitalization, except to a limited extent with respect to the PAAF claim. For a further description of our indemnification agreement with Man Group and the conditions to which the indemnification agreement is subject, see “Certain Relationships and Related Transactions”. If our existing insurance and indemnity are unavailable or insufficient, an unfavorable judgment in some of these legal proceedings may have an adverse effect on our results of operations.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial intermediaries has been increasing, particularly in the post-Enron environment. The large amounts involved in the trades we execute, together with rapid price movements in our markets, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients, particularly private clients, frequently make claims against their brokers, including us, regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands. For example, as our order flow for exchange-traded derivatives grows and we are able to execute more client orders internally without sending them to an exchange, we may become subject to an increasing number of claims of our clients that we failed to execute their orders on the most favorable terms.

Litigation may also arise from disputes over the exercise of our rights with respect to client accounts and collateral. Although our client agreements generally provide that we may exercise such rights with respect to client accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights has at times led to claims by clients that we have exercised these rights improperly.

Even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even meritless claims can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. An adverse resolution of any claims or proceedings against us could have a material adverse effect on our reputation, financial condition or operating results. See “Our Business—Legal Proceedings”.

Our business may be adversely affected if our reputation is harmed.

In addition to litigation risks, our business is subject to significant reputational risks. If we fail, or appear to fail, to deal with various issues that may affect our reputation, our clients and our business and prospects could be seriously harmed. This could be the case not only in situations involving legal violations but also in those where no laws have been violated. Our reputation could be harmed in many different ways, including as a result of regulatory, governance, risk-management, technological or other failures, employee misconduct, adverse publicity, perceived or actual conflict of interests or ethical issues, money laundering, privacy concerns and sales and trading practices viewed as unfair to our clients. In recent years, there have been a number of highly publicized incidents in which financial services firms have suffered significant damage to their reputations that in turn resulted in sudden and in some cases irreparable harm to their business.

Risks Related to Our Separation from Man Group

As a result of our separation from Man Group and the initial public offering of our common shares, we have made and expect to make significant changes in order to operate as an independent company, and we will need to continue to do so in a timely and cost-effective manner.

Prior to the Separation and the initial public offering of our common shares, we operated as a division of Man Group, which provided financial and administrative support to us. Following the initial public offering of our common shares, Man Group no longer has an obligation to provide any support to us other than the limited services that it has agreed to provide pursuant to transitional services agreements described in “Certain Relationships and Related Transactions”. Under these agreements, Man Group agreed to continue to provide us with corporate oversight and/or consultation services with respect to certain functions, such as limited tax administration, insurance management, company secretarial and global-risk management for a limited transition period. We did not, however, enter into transitional agreements with Man Group regarding other services, such as external financial reporting, external communications and investor relations or treasury services. In addition, we intend to manage our global risk-management activities on a stand-alone basis with our own personnel using the global risk-management systems used by Man Group, which granted us a license for the software we need to operate the systems ourselves. While Man Group agreed to provide us with limited risk-management support and consulting services, we will be fully responsible for overseeing and managing our risk-management operations on a global basis.

As a result, for the first time, we are independently responsible for these financial and administrative support functions. In addition to risk management, we provide our own external financial reporting, external communications and investor relations, treasury services and most other corporate and administrative services. Although we have retained additional personnel to assist us in these areas, we continue to evaluate our staffing needs and have hired additional personnel as necessary. Several individuals in financial reporting, external communications and treasury services roles are new to our company and are just beginning to work together as a team or work at MF Global. In addition, aside from certain risk management services that Man Group provides to us pursuant to a transitional services agreement, we are now responsible for providing our own capital and credit support, which we believe is our most significant challenge, as we describe above under the heading “—Risks Related to Our Capital Needs and Financial Position”.

We may incur significantly greater costs than we did as a division of Man Group. While we have estimated these costs in our pro forma financial statements included elsewhere in this prospectus, our estimates may not be accurate and we may not have anticipated all of the additional costs that we may incur. As a result, our pro forma financial statements may not accurately indicate the costs we may incur as an independent company.

In addition, the tax indemnities that we receive from Man Group are limited in scope and there can be no assurance that we will not incur additional tax liabilities (either as a result of the Reorganization, Separation and Recapitalization transactions or as a result of our past or future business operations) that will not be covered by those indemnities. For a discussion of our tax indemnities refer to “Certain Relationships and Related Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Provision for Income Taxes”.

Moreover, while our management team includes personnel with significant experience operating a business within a combined group owned by a public company, they do not have experience managing our business on a stand-alone basis. For more information about the ownership interests of some of our senior executives and directors in our company, please refer to “Management”.

If we are unable to manage and operate our company as an independent public entity, our business and results of operations will be adversely affected.

The terms of our service arrangements with Man Group may later prove to be more favorable than those we will be able to obtain from unaffiliated service providers after these arrangements expire.

As discussed above, we entered into several transitional services agreements with Man Group. These services and agreements are described in detail under the heading “Certain Relationships and Related Transactions”. We have contracted with Man Group to provide these services, however, for only limited transitional periods of generally between 12 months and three years after the initial public offering of our common shares, depending on the nature of the service. After these periods, we expect to have developed the internal resources needed to provide these services ourselves. If our internal resources prove insufficient or have not been fully developed, we will need to obtain these services from unaffiliated third parties, which may be on terms more or less favorable than those we have negotiated with Man Group, or we will need to renegotiate and renew the terms of the services that Man Group was providing to us.

While we believe these agreements we negotiated with Man Group contain commercially reasonable terms that could have been negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than any arrangements we may make to provide these services internally or to obtain them from unaffiliated service providers in the future. We cannot assure you that when these agreements expire we will be able to provide these services ourselves or obtain them from other sources on comparable terms. As a result, we may need to incur substantial additional costs in order to provide or obtain replacement services after these agreements expire, and we may not be able to operate as effectively if the quality of the replacement services is inferior. Our pro forma financial statements included elsewhere in this prospectus reflect only the estimated cost of obtaining these services under the agreements with Man Group, and may not provide a good indication of the actual cost we will incur for these services—or the resulting impact on our earnings—once the agreements expire.

We derive a portion of our revenues and earnings from clearing contracts with investment funds served by Man Group and may not be able to renew these contracts on acceptable terms when they expire after the offering.

We have for many years provided clearing services, under various arrangements, for a number of independent investment products managed by Man Investments Limited, which is a part of the asset management division of Man Group. We have also provided execution services for these investment products. These brokerage services are an important source of revenue for us, accounting for approximately 2.8% and 2.0% of our revenues, net of interest and transaction-based expenses, for fiscal 2007 and for the six months ended September 30, 2007, respectively. These brokerage services, together with the brokerage services we provide to several investment products managed by entities that are partially owned by Man Group referenced below, represent a substantially greater percentage, which we estimate to be approximately 10-15% and 6-9%, of our adjusted income before taxes, for fiscal 2007 and for the six months ended September 30, 2007, respectively. We expect these revenues to decline in the future. We have recently entered into new clearing agreements with regard to the relevant investment products. These new clearing agreements relate only to investment products that are currently in existence, that make allocations to Man Investments’ managed futures program and for which clearing brokerage accounts have already been opened with us. These agreements provide for limited exclusivity, and do not provide for clearing services relating to investment products that may be created in the future. The new agreements do not relate to execution services.

The new clearing agreements generally provide for a term of 36 months (taking into account fixed term and notice periods) from the date of the Separation, subject to cancellation by the relevant fund at any time if we fail to perform our obligations adequately or upon certain other early termination events, including a downgrade in our credit rating by a rating agency below BBB (Standard & Poor’s or the equivalent). In the case of each investment product, renewal upon expiration will require a determination by the independent directors who oversee the investment product that the quality of our services and the terms of our agreement are competitive and favorable with regard to the investment product. As a result, we cannot assure you that, when these new clearing agreements expire in 2010, the independent directors for the investment products will choose to renew them or, if they choose to renew, that they will renew them on terms that are acceptable to us. It is possible, therefore, that some or all of these new clearing agreements will expire without being renewed, will be renewed on terms that are less profitable for us or will be terminated early, any of which could have a material adverse effect on our revenues and profitability. In addition, our ability to generate revenue from the services we provide with respect to the investment products managed by Man Investments Limited will depend on the level and mix of trading activity relating to these products, factors that we do not control. Moreover, because these clearing agreements relate to activities that are subject to extensive regulation, it is possible that our ability to enforce these agreements could be impaired by applicable regulation or action by regulatory authorities. As a result, there is no assurance that we will continue to derive revenue from these arrangements to the same extent that we have in the past. We described the new clearing agreements under “Certain Relationships and Related Transactions—Ongoing Commercial Relationship with Man Group”.

We may segregate up to an aggregate amount of $800 million of unrealized profits from trading in the OTC markets by certain funds (which Man Group refers to as investment products) that are part of Man Investments and to which we provide clearing services. In addition, as we often do in the ordinary course of our dealings with substantial clients, we may provide margin relief for these investment products’ initial margin requirements from time to time, in this case in the form of a credit line against initial margin requirements, in an aggregate amount up to $500 million at any time outstanding. We are also segregating the additional initial margin requirements of Man Investments related to Eurex and Euronext. Providing this financing could reduce the amount of our funds available to meet our own liquidity requirements and would, to the extent used, be taken into account for the purpose of determining our regulatory capital requirements.

We also provide brokerage services with respect to several investment products managed by entities that are partially owned by Man Group. Under their current agreements with Man Group, these entities have agreed to use us to provide brokerage services for these investment products. The brokerage services we provided for these investment products accounted for approximately 1.1% and 0.5% of our revenues, net of interest and transaction-based expenses, in fiscal 2007 and for the six months ended September 30, 2007, respectively. We are not a party to any agreements between Man Group and these entities. As a result, if there were to be a change in the business relationship between Man Group and these entities, these agreements could be amended or terminated without our consent. Any such amendment or termination could result in the termination of these entities’ commitment to obtain clearing services from us for these investment products, which could have an adverse effect on our revenues.

Our existing and potential clients, industry vendors, recruiting candidates and investors may not recognize our new brand name, which may hurt our revenue and earnings.

In 2007, we introduced our new brand name, MF Global. In connection with the initial public offering of our common shares, we officially changed our name from Man Financial to MF Global and began marketing our business under this new name. We entered into a trademark agreement with Man Group, which granted us a license to use the “Man” trademark and the “Man Financial” trademark as part of a strapline until January 2008. The license also includes the right of MF Global to use “Man” and/or “Man Financial” for two years following the completion of the initial public offering of our common shares in certain domain names solely for the purpose of re-directing website users to the home page of an appropriate MF Global website. In addition, our subsidiaries had the right to continue to use the “Man” trademark as part of our legal and trade names until January 2008. Upon expiration of these periods, we will no longer be able to use the names “Man” or “Man Financial” in any way.

Because we marketed our business under the name Man Financial prior to the initial public offering, certain existing and potential clients, industry vendors and market participants generally may not recognize our new brand, and this may make it harder for us to maintain and develop our client base, at least during an initial transition period. Our name change also may affect our ability to recruit qualified personnel. We cannot predict the impact of this change on our business. If we fail to build strong new brand recognition, our revenue and profitability may decline and our business prospects may suffer. In addition, we expect to incur additional marketing costs associated with developing our brand, which will be in excess of our historical marketing expenditures.

Our historical financial results as a part of Man Group may not reflect what our results would have been—or what our future results might be—as a separate, independent entity.

The combined financial information included in this prospectus may not reflect our results of operations, financial condition and cash flows had we actually been an independent company during the periods presented. Because we did not operate, and Man Group did not account for us, as a separate, independent entity for the completed historical fiscal years presented, our historical financial statements for those completed fiscal years are based on estimates about the portion of certain Man Group consolidated expenses that is attributable to our business. Man Group has estimated and allocated to us expenses arising from shared services and infrastructure provided by Man Group, such as employee compensation and benefits, the use of office facilities and services related to certain corporate functions.

Accordingly, those estimated amounts expensed in our historical financial information may not be reflective of our results of operations, financial condition and cash flows had we been an independent company during the periods presented, and the historical financial information may not be a reliable indicator of what our results of operations, financial condition and cash flows will be in the future.

The pro forma financial information in this prospectus is based on estimates and assumptions that may prove to be materially different from our actual experience as a separate, independent company.

In preparing the pro forma financial information included elsewhere in this prospectus, we have made adjustments to the historical financial information based upon currently available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions related to our separation from Man Group. However, these estimates are predicated on assumptions, judgments and other information which are inherently uncertain.

These estimates and assumptions used in the preparation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information included elsewhere in this prospectus does not purport to represent what our results of operations would actually have been had we operated as a separate, independent company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma financial statements and related notes. See “Unaudited Pro Forma Financial Information”.

Our non-competition and non-solicitation agreements with Man Group will restrict our ability to engage in asset management activities and may not sufficiently restrict Man Group from competing with us.

In connection with the Reorganization, Separation and Recapitalization, we entered into a master separation agreement with Man Group that governs the principal terms of the separation of our business from Man Group. As part of this agreement, we and Man Group have agreed to non-competition and non-solicitation agreements that are intended to prevent us from competing against one another for a period of three years following the Separation. The non-competition agreement, with certain exceptions, prohibits us from engaging during this period in various hedge fund asset management activities and from selling certain hedge fund products to third parties for distribution to retail investors. Similarly, with certain exceptions, Man Group is prohibited during this period from providing any third party with brokerage, execution or clearing services for exchange-listed futures or options, cash equities or bonds, OTC derivatives related to equities, fixed income and commodities (including contracts for differences and spread-trading) or foreign exchange. In addition, we and Man Group have agreed that we will not solicit any employees of the other party or its subsidiaries for a period of three years from the date of our initial public offering.

The non-competition provisions limit the scope of our business activities, which could limit our future growth opportunities. While Man Group has agreed to refrain from competing with us, this agreement may not be effective in preventing Man Group from competing with us in important markets, particularly following its expiration, or be broad enough to cover activities in which we may engage in the future. If the agreement limits our future growth or is not effective in preventing Man Group from competing with us, directly or indirectly, our business and results of operations may suffer. For more information on the terms of these non-competition and non-solicitation provisions, see “Certain Relationships and Related Transactions—Master Separation Agreement”.

We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of fiscal 2009 and we cannot predict the outcome of that effort.

As a U.S.-listed public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act by March 31, 2009. Section 404 requires that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit, the effectiveness of those controls. We are currently conducting our evaluation but cannot predict its outcome at this time. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We will also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the New York Stock Exchange. Furthermore, if we discover a material weakness or our auditor does not provide an unqualified audit report, our share price could decline and our ability to raise capital could be impaired.

Being a public company has increased our administrative expenses and workload.

As a public company with shares listed on a U.S. exchange, we need to comply with an extensive body of regulations that did not apply to us prior to our separation from Man Group and the initial public offering of our common shares, including provisions of the Sarbanes-Oxley Act, regulations of the SEC and requirements of the NYSE. Compliance will require a significant amount of the time of our board of directors and management and will increase our costs and expenses. We need to:

•	review and evaluate our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act and related SEC rules;

•

prepare and disseminate periodic financial reports in compliance with SEC and exchange rules, including requirements that we prepare our financial reports in accordance with U.S. GAAP, and make them available to the public on a quarterly basis;

•	establish internal policies and procedures to comply with SEC requirements for public companies;

•	enhance our investor relations, marketing and corporate communications functions; and

•	maintain directors’ and officers’ liability insurance.

In addition, our being a public company in the U.S. market may subject our directors and officers to greater scrutiny and exposure to liability. This may make it more difficult for us to attract and retain qualified members of our board of directors and management.

Risks Related to Our Operations and Technology

If we experience systems interruptions, failures or capacity constraints, our ability to conduct our operations would be materially harmed.

We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated by us or by third parties. We receive and process a large portion of our trade orders through electronic means, including public and private communications networks. Rapid, reliable processing of orders is critical to our clients, since any delay or disruption can cause them significant financial losses. If our clients become concerned about the reliability of our systems, they could quickly take their business to our competitors. Further, any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures.

Our computer and communications systems could slow down, malfunction or fail for a variety of reasons, including loss of power, vendor or network failure, acts of war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, heavy stress placed on our systems during peak trading times, intentional acts of vandalism, client error or misuse, lack of proper maintenance or monitoring and similar events. For example, during the terrorist attacks on the World Trade Center on September 11, 2001, we lost access to a significant portion of our communications and computer networks in New York and had to rely on our backup systems. Our systems could also fail in the event of a sudden, unpredicted surge in trading volume, such as could occur in times of severe market stress. Many of these risks are beyond our control.

If events of the kind described above were to occur in the future, they could cause material disruption or failure of our computer and communications systems, with any number of severe consequences, including:

•	unanticipated disruptions in service to our clients;

•	slower response times;

•	delays in our clients’ trade execution;

•	failed settlement of trades; and

•	incomplete or inaccurate recording, reporting or processing of trades.

While we monitor system loads and performance and implement system upgrades to handle predicted increases in trading volume, we cannot assure you that we will be able to accurately predict future volume increases or that our systems will be able to accommodate these volume increases without failure or degradation. In addition, while we have developed backup technology and disaster-recovery plans to help us mitigate some of these risks, these precautions may not be effective and, even if they work as intended, may not prevent service disruptions entirely. The same may be true for our third-party service providers.

Delay, disruption or failure of our communications and computer systems may lead to financial losses, litigation or arbitration claims by our clients as well as investigations and sanctions by our regulators around the world, which require us to maintain trade execution and communications systems able to handle anticipated present and future peak trading volumes. Our reputation could also be harmed, causing us to lose existing clients and making it more difficult for us to attract new clients. Further, any resulting financial losses could be magnified by price movements of contracts involved in trades that are delayed or fail due to these events, and we may be unable to take corrective action to mitigate these losses.

Our networks and those of our third-party service providers may be vulnerable to security risks.

The secure transmission of confidential information over public and private communications networks is a critical element of our operations. We process many thousands of client orders and accounts on a daily basis. The networks we use, including our online trading platforms and those of our third-party service providers, as well as the networks of the exchanges and other market participants with whom we interact, may be vulnerable to unauthorized access, computer viruses and other security problems, including the inadvertent dissemination of non-public information. Any such problems or security breaches could result in our having liability to one or more third parties. Persons who circumvent security measures or gain access to client information could wrongfully use our or our clients’ information, or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and operating results. While we rely in part on security services and software provided by outside vendors to reduce this risk, we may nonetheless be subject to serious security breaches and other disruptions.

If an actual, threatened or perceived breach of our or our service providers’ security measures were to occur, or if we were to release confidential client information inadvertently, our reputation could be impaired and the market perception of the effectiveness of our security measures could be harmed. As a result, clients may reduce or stop their use of our services, including our online trading platforms. We or our service providers may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. The security measures we rely on may prove to be inadequate and could cause incidental system failures and delays, and thus could lower trading volumes and adversely affect our reputation, business, financial condition and operating results.

We must regularly maintain and upgrade our computer and communications systems in response to technological change and client and regulatory demands in order to remain competitive, which is costly.

The markets in which we compete are characterized by rapidly changing technology, evolving client demand and the emergence of new industry standards and practices that could render our existing technology and systems inadequate or obsolete. Our future success will depend in part on our ability to respond to demand for new services, products and technologies on a timely and cost-effective basis, and to adapt to technological advancements and changing standards, so as to address the increasingly sophisticated and varied needs of our clients and prospective clients. We cannot assure you that we will be successful in developing, introducing or marketing new services, products and technologies. We may experience difficulties that could delay or prevent us from doing so and any new service, product or technology we develop may not be accepted by the market. Any failure on our part to anticipate or respond adequately to technological advancements, client requirements or changing industry standards, or any significant delays in our doing so, could have a material adverse effect on our business, financial condition and operating results. We must also devote resources to the regular maintenance of our systems, which together with any necessary upgrades or expansions, could require significant expenditures of funds.

We depend on outside vendors to provide the principal computerized systems we use to execute and clear client trades. While we have adapted these systems to meet our needs in some important respects, our ability to modify them is limited. As a result, as our markets expand and our clients’ trading and investment needs evolve, we may need to develop our own proprietary systems to supplement or even replace our existing systems. That process would require a very significant capital investment and could involve difficult transition periods when service is interrupted or fails. While we currently have no plans to develop our own systems or to replace our existing systems, we will continue to evaluate this issue in the future.

If and when we decide, or are required, to upgrade or expand our systems (or to develop our own proprietary systems), we may not have the funds necessary and the changes we make or undertake to make may not be successful or accepted by our clients. Our failure to maintain our systems as necessary or to upgrade and expand them in response to evolving client demands or emerging industry standards would have a material adverse effect on our business and results of operations.

We rely on third parties for the software and systems we use to provide our brokerage services, and any interruption, degradation or cessation of service by these third parties could harm our business.

We depend upon third-party vendors to provide the principal computerized systems we use to execute and clear client trades. We rely primarily on two independent electronic platforms to process trades: a platform developed by Rolfe & Nolan and used primarily in Europe and Asia, and the GMI platform developed by SunGard and used primarily in the United States. While using two platforms that operate compatibly but independently provides some redundancy in the event of a system-provider failure on one platform, it does not eliminate this risk. In addition, we may be unable to renew our licensing agreements with these system-providers for the continued use of their technology upon expiration (April 1, 2016 for Rolfe & Nolan and December 31, 2012 for SunGard). If either or both vendors fail to provide their technology and services as agreed, our operations could be disrupted and our business could be harmed. In addition, if we are unable to renew these licensing agreements when they expire, we would need to obtain alternative system technology and services from other vendors, which may prove to be less effective or reliable and more costly. Changing systems could also result in service interruptions or failures during an initial transition period, which could subject us to loss, including loss of client business, and make us less competitive over the longer term. We could also incur substantial transition costs and have to pay higher fees over the life of the new contracts, which could negatively affect our earnings.

We rely on Rolfe & Nolan, SunGard and other third parties to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. If, in the future, enhancements or upgrades of third-party software and systems cannot be integrated with our technologies or if the technologies on which we rely fail to respond to industry standards or technological changes, we may be required to design our own proprietary systems. Software products may contain defects or errors, especially when first introduced or when new versions or enhancements are released. The inability of third parties to supply us with software or systems on a reliable, timely basis could harm relationships with our clients and our ability to achieve our growth targets.

Risks Related to Our Status as a Bermuda Company

Our exemption from certain Bermuda taxes is effective until March 28, 2016, and if it is not extended our results of operations and your investment could be adversely affected.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property leased by us in Bermuda. This assurance by the Bermuda Minister of Finance expires on March 28, 2016. There is no guarantee that we will receive a renewed assurance from the Bermuda Minister of Finance, or that the Bermuda Government will not take action to impose taxes on our business. If the Bermuda Government imposed significant taxes on our business, our earnings could decline significantly.

We are incorporated in Bermuda, and we expect some of our directors and a significant portion of their and our assets will be located outside the United States. As a result, it may not be possible for security holders to enforce civil liability provisions of the U.S. federal or state securities laws.

We are incorporated under the laws of Bermuda and a significant portion of our assets are located outside the United States. In addition, we expect that some of our directors will not be citizens or residents of the United States and that a significant portion of and the assets of our non-U.S. directors will be located outside the United States. Consequently, it may be difficult to serve legal process within the United States upon any of our non-U.S. directors. In addition, it may not be possible to enforce court judgments obtained in the United States against us in Bermuda or against our non-U.S. directors in their home countries, or in countries other than the United States where we or they have assets, particularly if the judgments are based on the civil liability provisions of the federal or state securities laws of the United States. There is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we or our non-U.S. directors have assets.

Risks Related to the Notes

Factors that adversely affect the business, operations or financial condition of MF Global could also adversely affect an investment in the notes.

The rating agencies that provide the credit rating assigned to the notes could withdraw or lower their ratings or could place us on “credit watch” with negative implications. If that were to occur, the market value of the notes could fall. In addition, the number of potential investors who might be willing to purchase the notes, even at a lower price, could decrease, thereby impairing your ability to sell the notes in any trading market for the notes that may develop.

The cash available to MF Global or MFG Finance to pay their debt, including the notes, could be adversely affected. This could occur, for example, if our revenues declined or our expenses increased relative to our revenues. In addition, we may be unable to raise the funds needed to pay our obligations if our ability to borrow in the credit markets were impaired, either because of a general disruption in those markets or because of a decline in our credit rating due to events affecting our financial position in particular or our industry generally.

Similarly, our available cash could be adversely affected if we were unable to sell securities or other assets we hold as needed or if MF Global were unable to obtain sufficient funds from its subsidiaries because of regulatory restrictions or financial problems affecting them. A significant and sustained reduction in the cash available to MF Global or MFG Finance could adversely affect their ability to meet their payment obligations on their debt, including the notes, in a timely manner.

There may not be a public market for the notes. If a trading market were to develop, the notes might trade at higher or lower prices than their respective principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

The notes constitute a new issue of securities with no established trading market. No market for the notes may develop, and any market that does develop may not last. If the notes are traded, they may trade at a discount from their offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent an active trading market does not develop, you may not be able to resell your notes at their fair market value or at all.

We understand that certain of the underwriters presently intend to make a market in the notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the offering of the notes. We cannot assure you that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

MFG Finance, the issuer, is a Delaware corporation with no assets or operations. MFG Finance’s ability to service its obligations under the notes and other indebtedness will depend upon the performance of MF Global’s subsidiaries and their ability to make distributions to MFG Finance. Similar constraints apply with respect to the guarantees as MF Global is a holding company that depends on its subsidiaries for dividends and other payments to generate funds necessary to meet its financial obligations.

MFG Finance, the issuer of the notes, is a U.S. finance company with no assets and does not conduct any operations other than activities related to the issuance of these notes. MFG Finance, like MF Global, depends on MF Global’s subsidiaries, which conduct MF Global’s brokerage business, for dividends and other payments to generate the funds necessary to meet its financial obligations, including for MFG Finance payments of principal and interest on the notes. However, none of MF Global’s subsidiaries is obligated to make funds available to MFG Finance for payment on the notes. In addition, legal restrictions and contractual restrictions in agreements governing future indebtedness, as well as financial condition and operating requirements of MF Global’s subsidiaries, may limit MFG Finance’s ability to obtain cash from these subsidiaries. The earnings from, or other available assets of, MF Global’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable MFG Finance to make payments in respect of the notes when such payments are due. In addition, even if such earnings were sufficient, we cannot assure you that the agreements governing the future indebtedness of MF Global’s subsidiaries will permit such subsidiaries to provide MFG Finance with sufficient dividends, distributions or loans to fund interest and principal payments on the notes offered hereby when due.

Because MF Global, as the guarantor of the notes, is a holding company and the indirect parent of MFG Finance, the restrictions and constraints described above apply similarly to the guarantor’s ability to perform its obligations under the guarantees, including with respect to payments of principal and interest under the notes.

Because the notes are not secured and are effectively subordinated to the rights of secured creditors, the notes will be subject to the prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes are unsecured obligations, ranking equally with other unsubordinated unsecured indebtedness. Although we do not currently have any secured indebtedness, the indenture governing the notes generally permits us to incur secured debt. If we incur secured debt, our assets will be subject to prior claims by our secured creditors. In the event of bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in any remaining assets ratably with all of their respective unsecured and unsubordinated creditors, including trade creditors. If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

We are permitted to incur more debt, which may intensify the risks associated with our current leverage, including the risk that we will be unable to service our debt.

The indenture governing the notes does not limit the amount of additional debt that we may incur. If we incur additional debt, the risks associated with our leverage, including the risk that we will be unable to service our debt, will increase.

We may not be able to repurchase all of the notes upon a change of control repurchase event.

As described under “Description of Notes—Purchase of Notes upon a Change of Control Repurchase Event”, we will be required to offer to repurchase the notes upon the occurrence of a change of control repurchase event. We may not have sufficient funds to repurchase the notes in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry” and “Our Business” contains forward-looking statements that are based on our present beliefs and assumptions and on information currently available to us. You can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “would”, “targets”, “goal”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our expectations regarding future offerings of additional securities to replace our bridge loan;

•	our expectation to benefit from continued industry growth;

•	our ability to continue to provide value-added brokerage services;

•	our ability to capitalize on market convergence;

•	our ability to continue to diversify our service offerings;

•	our ability to pursue opportunities for enhanced operating margins;

•	our ability to expand our business in existing and new geographic regions;

•	our ability to continue to expand our business through acquisitions;

•	expectations regarding the business environment in which we operate and the trends in our industry;

•	the effects of pricing and other competitive pressures on our business as well as our perceptions regarding our business’ competitive position;

•	our accuracy regarding our expectations of our revenues and various costs;

•	the benefits to our business resulting from the Reorganization and Separation as well as the initial public offering of our common shares;

•	our plans to refinance the bridge loan and our ability to obtain access to necessary liquidity;

•	exposure to client and counterparty default risks as well as the effectiveness of our risk-management methodology;

•	our ability to retain our management and other employees;

•	fluctuations in interest rates and currency exchange rates and their possible effects on our business;

•	our ability to retain service providers to perform oversight or control functions or services that have otherwise been performed in the past by Man Group;

•	the likelihood of success in, and the impact of, litigation involving our business;

•	the impact of any changes in domestic and foreign regulations or government policy, including any changes or reviews of previously issued regulations and policies;

•	changes in exchange membership requirements;

•	our ability to increase the percentage of our revenues from the Asia/Pacific region;

•	changes in our tax rate;

•	our ability to maintain trading volumes and market share;

•	our ability to maintain our credit rating;

•	our ability to maintain our existing technology systems and to keep pace with rapid technological developments; and

•	our ability to retain existing clients and attract new ones.

We caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

THE REORGANIZATION, SEPARATION AND RECAPITALIZATION TRANSACTIONS

AND OUR ORGANIZATIONAL STRUCTURE

Pursuant to a series of transactions undertaken in connection with the Reorganization and Separation, Man Group separated its brokerage business, referred to as the “brokerage division”, from its asset management business, referred to as the “asset management division”. Thereafter, MF Global acquired control over the operations and management of the brokerage division. These transactions, as well as our organizational structure after giving effect to these transactions and the initial public offering of our common shares, are described below.

The Reorganization and Separation Transactions

The Reorganization

Prior to the Reorganization, Man Group conducted our business—its brokerage division—and its asset management business through numerous direct and indirect subsidiaries, and each division operated autonomously from one another. In June and July 2007, through a series of transactions, Man Group reorganized its corporate structure to separate its brokerage division from its asset management division. The brokerage division, which Man Group historically operated under the name Man Financial, consists of all of our business, comprised of execution and clearing services for derivatives and cash products in financial markets throughout Europe, North America and the Asia/Pacific region.

The Reorganization was effected by, among other things, transferring all of the entities and assets of Man Group that comprise our business to MF Global Holdings Overseas Limited, formerly known as Man Financial Overseas Ltd., and MF Global Holdings Europe Limited, formerly known as ED&F Man Group Ltd., holding companies incorporated in the United Kingdom. We refer to this series of transactions as the “Reorganization”.

Following these transactions, we retained a minority interest in two of the entities involved in the Reorganization:

•

Polaris MF Global Futures Co. Ltd., formerly known as Polaris Man Financial Futures Co. Ltd—Polaris MF Global Futures Co. Ltd. is a company listed on the Taiwan Emerging Market in which we currently have a 19.9% ownership interest following its recent primary offering of shares. Polaris MF Global Futures Co. Ltd is a regulated provider of brokerage services in Taiwan.

•

United States Futures Exchange—USFE is a Chicago-based electronic futures exchange in which we hold an indirect 1.8% ownership interest through our 23.9% interest in Exchange Place Holdings LP. Man Group acquired 64.7% ownership interest in USFE in October 2006, which it purchased from Eurex AG. Following the Reorganization and Separation transactions, Man Group transferred to us a 46.1% direct economic interest in USFE. For more information on USFE, see “Our Business— Business Overview—Investment in USFE”.

In addition, two entities we control, but do not wholly own, were also part of the Reorganization: MF Global Securities Limited, formerly known as Man Securities Limited, of which we own 91.0%, and MF Global Sify Securities India Private Limited, formerly known as Man Financial-Sify Securities India Private Limited, of which we own 70.2%.

We currently have two U.S. finance subsidiaries, MFG Finance, the issuer of the notes being offered in this offering, and MF Global Finance USA Inc., the borrower under our bridge loan, our $1.5 billion five-year revolving credit facility, referred to as the “liquidity facility”, which MF Global and certain of its subsidiaries entered into with several financial institutions, including affiliates of certain underwriters and the bi-lateral facilities. We may form additional unregulated finance subsidiaries.

The Separation

Following the completion of the Reorganization, Man Group completed the separation of our business from Man Group’s asset management division, transferring all of the outstanding capital stock of MF Global Holdings Overseas Limited, MF Global Holdings Europe Limited, MF Global Singapore Pte Limited, formerly known as Man Financial (S) Pte Ltd., and MF Global Holdings HK Limited, formerly known as Man Financial Holdings (HK) Ltd., to us. In exchange for full ownership of these transferred entities, we issued 103,726,353 of our common shares to Man Group UK Limited, a wholly owned subsidiary of Man Group, which represented all of our issued and outstanding share capital at the time (other than the 100 common shares we issued to Man Group UK Limited in connection with our formation and the additional shares subsequently issued to Man Group UK Limited in the Recapitalization as described below). We refer to this transaction as the “Separation”. As a result of the Separation, we own, directly or indirectly, all of the brokerage division. Following the completion of these transactions, we renamed ED&F Man Group Ltd., Man Financial Overseas Ltd., Man Financial Holdings Limited and Man Group USA Inc. as MF Global Holdings Europe Limited, MF Global Holdings Overseas Limited, MF Global Overseas Limited and MF Global Holdings USA Inc., respectively. See “—Organizational Structure” below. Prior to the initial public offering of our common shares, we were wholly owned by Man Group. Following the initial public offering of our common shares, Man Group retained a 18.6% ownership interest in MF Global.

In connection with these transactions, we and several of our subsidiaries entered into several transitional services and other agreements with Man Group, which govern the ongoing business relationships between us. The principal agreements include the following:

•	Master Separation Agreement

•	Trademark Agreement

•	Insurance Services Agreement

•	Tax Matters Deed

•	Group Risk Services Agreement

•	Treasury Services Agreement

•	PAAF Indemnity

The term “Separation” includes our entry into these agreements with Man Group. For a description of these and other agreements, see the discussion under the heading “Certain Relationships and Related Transactions”.

The Recapitalization

In connection with the initial public offering of our common shares, we also engaged in several additional transactions that resulted in significant changes to our historical capital structure, as follows:

•

Man Group made a net capital contribution in cash to us in return for approximately 17.4 million additional common shares that we issued to Man Group UK Limited. The actual amount of the net capital contribution, $516.2 million, was calculated as the difference between $1.2 billion and our equity at June 30, 2007, as adjusted for certain subsequent transactions, which we estimated on the date of the Recapitalization. We and Man Group are currently recalculating the net capital contribution amount based on our balance sheet as of June 30, 2007, with reasonable adjustments thereto. To the extent the latter calculation of the net capital contribution produces a figure that is different from that which was initially calculated, we and Man Group will reconcile the difference through a further cash payment from Man Group to us, or from us to Man Group, as appropriate;

•

one of our U.S. finance subsidiaries, MF Global Finance USA Inc., borrowed (and we guaranteed the repayment of) $1.4 billion in a 364-day bridge loan from several financial institutions, including affiliates of several of the underwriters in this offering; and

•	we used a portion of the net proceeds from the bridge loan to repay all of our outstanding borrowings owed to Man Group and third parties.

We refer to the three transactions specified above, collectively, as our “Recapitalization” and we describe the estimated pro forma effects of these transactions under “Our Capitalization” and “Unaudited Pro Forma Financial Information”. We intend to use the net proceeds of this offering to repay part of our borrowings under the bridge loan on a pro rata basis and without regard to the maturity of the outstanding borrowings. Consistent with our capital planning, we may offer additional securities in order to refinance any remaining borrowings under our bridge loan after this offering. Our plans are subject to change for a number of reasons, including market conditions. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt”.

Organizational Structure

The following table sets forth a summary of our current organizational structure:

USE OF PROCEEDS

We intend to use the net proceeds MFG Finance will receive upon issuance of the notes, expected to be approximately $             after deduction of expenses and underwriting commissions, to repay approximately $             million of our outstanding borrowings under the bridge loan, with several financial institutions, including affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. In January 2008, the bridge loan was amended with certain lenders thereto to extend the original maturity date of June 13, 2008 for $1.05 billion of the outstanding borrowings under the bridge loan to December 12, 2008, with the remaining $350 million of outstanding borrowings maturing on the original maturity date. The bridge loan bears an interest rate per annum (excluding facility fees) equal to either, at our option, a designated fluctuating base rate or a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin up to 0.55% per annum, or up to 0.95% per annum with respect to those lenders who were party to the amendment. The interest rate payable to those lenders who are party to the amendment to the bridge loan will increase by 0.25% as of June 13, 2008 and will then be further increased by 0.25% as of September 13, 2008. As of September 30, 2007, we had $1.4 billion of borrowings outstanding under the bridge loan, which as of that date bore interest at a rate of LIBOR plus a margin of 0.35% (including facility fees) per annum. The net proceeds from this offering will be used to repay a portion of the outstanding borrowings under the bridge loan on a pro rata basis and without regard to maturity.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and fixed charges. Fixed charges consist of interest costs, amortization of debt expense and an appropriate interest factor on operating leases.

	Six Months Ended September 30,	Fiscal Year
	2007	2007	2006	2005	2004
Ratio of earnings to fixed charges	1.03	1.08	1.07	1.22	1.28

OUR CAPITALIZATION

The following table, which should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, sets forth our cash and cash equivalents and our combined capitalization as of September 30, 2007 on (1) a historical basis and (2) a pro forma basis to give effect to our recent borrowings of $70 million under our bi-lateral facilities and the repayment of a portion of our borrowings under the bridge loan with the net proceeds of this offering of notes.

	As of September 30, 2007
	Historical		Adjustments			Pro Forma
	(in millions)
Cash and cash equivalents	$2,614.1		$			$

Borrowings:
Short-term borrowings	$1,533.3	(1)			$(2)	$

Long-term borrowings:
$ % Senior Notes due 20	—				(3)

Total long-term borrowings	—				(3)

Total borrowings	1,533.3

Shareholders’ equity:
Preferred shares, $1.00 par value per share; 200,000,000 authorized; no shares issued and outstanding
Common shares, $1.00 par value per share; 1,000,000,000 shares authorized; 119,632,432 shares issued and outstanding	119.6			—
Additional paid-in capital	1,217.9			—
Accumulated changes in shareholders’ equity	0.7			—			—
Retained earnings	(90.6)			—			—
Total shareholders’ equity	1,247.6			—

Total capitalization	$2,780.9		$			$

(1)	Includes $1.4 billion of borrowings outstanding under the bridge loan.
(2)	Reflects our recent borrowings of $70 million under our bi-lateral facilities on January 25, 2008 and the repayment of $ of our borrowings under the bridge loan with the net proceeds of this offering of notes.
(3)	Reflects the issuance of an aggregate of $ million in notes to refinance part of our borrowings outstanding under the bridge loan. We have not yet determined the aggregate principal amount of notes to be sold in this offering. Our determination will be based on a number of factors, including market conditions. The net proceeds from this offering of notes will be insufficient to repay the bridge loan in full and we may issue additional securities prior to the maturity of the bridge loan. Any further issuances of securities may be in the form of additional senior debt securities as well as securities that are eligible to receive equity capital treatment from relevant rating agencies. We intend to use the net proceeds of any such offerings of additional securities to repay any remaining amounts outstanding under the bridge loan.

SELECTED FINANCIAL DATA

The following tables present certain selected financial data for our business. These tables should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the selected consolidated and combined statements of operations for the six months ended September 30, 2007 and 2006 and our selected consolidated balance sheet data as of September 30, 2007 from our unaudited consolidated and combined financial statements that are included elsewhere in this prospectus. We derived the selected combined statements of operations for fiscal 2007, fiscal 2006 and fiscal 2005 and our combined balance sheets data as of March 31, 2007 and 2006 from our combined financial statements that are included elsewhere in this prospectus and were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. We derived the summary combined balance sheet data as of March 31, 2005 from our fiscal 2005 audited combined financial statements, which are not included in this prospectus. We derived the selected combined statement of operations and balance sheet data for fiscal 2004 from our unaudited combined financial statements, which are not included in this prospectus. Our combined financial statements were prepared in accordance with U.S. GAAP. Our historical financial data are not necessarily indicative of our results for any future period. In management’s opinion, the unaudited financial information set forth below has been prepared on substantially the same basis as the audited combined financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited combined data.

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005	2004
	(in millions, except per share data)
Statement of Operations
Revenues:
Execution-only commissions	$246.5	$192.2	$386.5	$261.8	$237.7	$234.8
Cleared commissions	716.5	612.8	1,280.0	865.6	687.0	685.7
Principal transactions	212.5	191.5	299.6	158.6	142.9	121.4
Interest income	2,250.6	1,471.4	4,090.4	1,388.1	669.2	454.2
Other	28.8	15.2	37.8	29.2	24.1	18.4

Total revenues	3,454.9	2,483.2	6,094.4	2,703.2	1,760.9	1,514.6

Interest and transaction-based expenses:
Interest expense	2,047.6	1,355.3	3,739.3	1,173.5	537.0	353.5
Execution and clearing fees	454.2	331.9	700.4	463.4	396.3	389.1
Sales commissions	143.2	117.2	275.9	119.8	105.8	120.6

Total interest and transaction-based expenses	2,645.0	1,804.4	4,715.6	1,756.7	1,039.1	863.2

Revenues, net of interest and transaction-based expenses	809.9	678.9	1,378.7	946.5	721.8	651.4

Expenses:
Employee compensation and benefits (excluding non-recurring IPO awards)	467.4	415.2	834.7	595.7	415.3	381.8
Employee compensation related to non-recurring IPO awards	15.0	—	—	—	—	—
Communications and technology	55.1	48.7	102.2	72.2	62.2	58.9
Occupancy and equipment costs	17.3	17.1	29.8	24.5	14.9	20.1
Depreciation and amortization	25.4	21.8	46.8	28.2	23.3	25.4
Professional fees	32.0	18.2	50.1	26.7	19.8	17.0
General and other	44.8	42.1	77.3	46.4	50.5	41.7
PAAF legal settlement	69.0	—	—	—	—	—
IPO-related costs	47.2	7.4	33.5	—	—	—
Refco integration costs	2.1	15.8	19.4	66.8	—	—

Total other expenses	775.4	586.4	1,193.9	860.5	586.1	544.9

Gains on exchange seats and shares	74.2	14.1	126.7	33.5	5.8	2.8
Net gain on settlement of legal proceeding	—	—	21.9	—	—	—
Loss on extinguishment of debt	18.3	—	—	—	—	—
Interest on borrowings	31.1	21.9	43.8	31.5	17.7	6.3

Income before provision for income taxes	59.4	84.7	289.7	88.0	123.8	103.0
Provision for income taxes	73.8	28.5	100.0	28.2	39.5	34.8
Minority interest in income of combined companies (net of tax)	2.2	0.8	1.7	0.3	—	—
Equity in earnings of uncombined companies (net of tax)	(1.1)	1.1	0.1	0.3	—	—

Net (loss)/income	$(17.7)	$56.5	$188.0	$59.8	$84.2	$68.2

Weighted average number of basic shares outstanding(1)	110.3	103.7	103.7
Weighted average number of diluted shares outstanding(1)	110.3	103.7	103.7
Basic (loss)/earnings per share(2)	$(0.16)	$0.54	$1.81
Diluted (loss)/earnings per share(2)	$(0.16)	$0.54	$1.81
Dividends declared per share(3)	$0.01	$0.06	$0.03

	At September 30,	At March 31,
	2007	2007	2006	2005	2004
	(in millions)
Balance Sheet Data
Cash and cash equivalents	$2,614.1	$1,733.1	$1,413.5	$1,111.7	$941.4
Total assets	65,052.8	51,670.3	34,314.6	21,910.7	14,621.5
Total borrowings	1,533.3	676.6	673.5	570.6	210.6
Equity	1,247.6	537.8	374.1	323.4	294.8

(1)	The weighted average number of common shares outstanding for periods prior to the Reorganization and Separation is calculated using the number of common shares outstanding immediately following the Reorganization and Separation. See Note 11 to our unaudited consolidated and combined financial statements for the six months ended September 30, 2007.

(2)	Net (loss)/earnings per share for fiscal 2007 is calculated by dividing historical net income by the weighted average number of common shares outstanding (basic and dilutive) during fiscal 2007 as discussed in footnote (1) above.

(3)	These dividends were paid to Man Group when we were wholly owned by Man Group and are not indicative of future dividends. We currently do not expect to pay any cash dividends on our common shares in the foreseeable future. Dividend declared per share is calculated by dividing dividends paid to Man Group by the number of basic shares outstanding as discussed in footnote (1) above.

See adjustment described in Note 3 to our audited combined financial statements.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The historical unaudited pro forma statements of operations of our company presented below have been derived from our audited combined statements of operations for the year ended March 31, 2007 and from our unaudited consolidated and combined statements of operations for the six months ended September 30, 2007. In addition to the sale of 97,379,765 common shares by Man Group UK Limited in the initial public offering of our common shares, this information reflects the pro forma effects of the following items:

•	a capital contribution by Man Group of $516.2 million in cash to us in return for approximately 17.4 million additional common shares that we issued to Man Group UK Limited;

•

the borrowing by one of our U.S. finance subsidiaries, MF Global Finance USA Inc. (and our guarantee) of $1.4 billion in a 364-day bridge loan from several financial institutions; and the use of a portion of the net proceeds of the bridge loan to repay all of our outstanding borrowings from Man Group and third parties;

•	our entry into transitional services agreements with Man Group;

•	the contribution to us by Man Group of a direct economic interest of 46.1% in USFE in connection with the Reorganization and Separation, reflected for the full year;

•	our grant of IPO Awards; and

•	the provision for income taxes.

As discussed in the accompanying notes, these items, which are collectively referred to as the “Pro Forma Adjustments”, are reflected in the consolidated balance sheet at September 30, 2007 included elsewhere in this prospectus, and therefore no pro forma balance sheet is presented herein. The pro forma statements of operations presented herein give effect to the Pro Forma Adjustments as if they had taken place at the beginning of fiscal 2007.

The pro forma statements of operations do not give effect to this notes offering or our use of the net proceeds thereof. The pro forma statements of operations do not give effect to our borrowings of $70 million under our bi-lateral facilities on January 25, 2008.

The Pro Forma Adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma statements of operations and accompanying notes should be read in conjunction with our consolidated and combined financial statements and our combined financial statements and notes thereto included elsewhere in this prospectus.

The pro forma statements of operations presented is not necessarily indicative of the results of operations or financial condition that might have occurred had the Pro Forma Adjustments actually taken place as of the dates specified, or that may be expected to occur in the future.

Pro Forma Consolidated and Combined Statement of Operations

			Six Months Ended September 30, 2007
			Historical	Pro Forma Adjustments	Pro Forma
			(in millions)
Revenues:
Execution-only commissions			$246.5	$—	$246.5
Cleared commissions			716.5	—	716.5
Principal transactions			212.5	—	212.5
Interest Income			2,250.6	—	2,250.6
Other			28.8	—	28.8

Total revenues			3,454.9	—	3,454.9

Interest and transaction-based expenses:
Interest expense(a)			2,047.6	—	2,047.6
Execution and clearing fees			454.2	—	454.2
Sales commissions			143.2	—	143.2

Total interest and transaction-based expenses			2,645.0	—	2,645.0

Revenues, net of interest and transaction-based expenses			809.9	—	809.9

Expenses:
Employee compensation and benefits (excluding non-recurring IPO awards)(b)			467.4	(22.8)
	(b	)		9.3

				(13.5)	453.9
Employee compensation related to non-recurring IPO awards(b)			15.0	15.8	30.8
Communications and technology			55.1	—	55.1
Occupancy and equipment costs			17.3	—	17.3
Depreciation and amortization			25.4	—	25.4
Professional fees			32.0	—	32.0
General and other(a)			44.8	0.2	45.0
PAAF legal settlement			69.0	—	69.0
IPO-related costs(c)			47.2	(47.2)	—
Refco integration costs			2.1	—	2.1

Total other expenses			775.4	(44.7)	730.6

Gains on exchange seats and shares(d)			74.2	(97.9)	(23.7)
Loss on extinguishment of debt(c)			18.3	(18.3)	—
Interest on borrowings(e)(f)			31.1
	(e)			(5.1)
	(f)			0.8

				(4.3)	26.8

Income before provision for income taxes			59.4	(30.6)	28.8
Provision for income taxes(g)			73.8	(10.7)	63.1
Minority interest in income of combined companies (net of tax)			2.2	—	2.2
Equity in earnings of uncombined companies (net of tax)(h)			(1.1)	—	(1.1)

Net loss			$(17.7)	$(19.9)	$(37.6)

The accompanying notes are an integral part of these financial statements.

Pro Forma Combined Statement of Operations

			Year Ended March 31, 2007
			Historical	Pro Forma Adjustments	Pro Forma
			(in millions)
Revenues:
Execution-only commissions			$386.5	$—	$386.5
Cleared commissions			1,280.0	—	1,280.0
Principal transactions			299.6	—	299.6
Interest Income			4,090.4	—	4,090.4
Other			37.8	—	37.8

Total revenues			6,094.4	—	6,094.4

Interest and transaction-based expenses:
Interest expense(a)			3,739.3	10.1	3,749.4
Execution and clearing fees			700.4	—	700.4
Sales commissions			275.9	—	275.9

Total interest and transaction-based expenses			4,715.6	10.1	4,725.7

Revenues, net of interest and transaction-based expenses			1,378.7	(10.1)	1,368.6

Expenses:
Employee compensation and benefits (excluding non-recurring IPO awards)(b)			834.7	(25.1)
	(b	)		38.5

				13.4	848.1
Employee compensation related to non-recurring IPO awards(b)			—	61.5	61.5
Communications and technology			102.2	—	102.2
Occupancy and equipment costs			29.8	—	29.8
Depreciation and amortization			46.8	—	46.8
Professional fees			50.1	—	50.1
General and other(a)			77.3	0.8	78.1
IPO-related costs(c)			33.5	(33.5)	—
Refco integration costs			19.4	—	19.4

Total other expenses			1,193.9	42.2	1,236.0

Gains on exchange seats and shares(d)			126.7	(28.6)	98.1
Net gain on settlement of legal proceeding			21.9	—	21.9
Interest on borrowings(e)(f)			43.8
	(e)			7.3
	(f)			2.5

				9.8	53.6

Income before provision for income taxes			289.7	(90.7)	198.9
Provision for income taxes(g)			100.0	(31.7)	68.3
Minority interest in income of combined companies (net of tax)			1.7	—	1.7
Equity in earnings of uncombined companies (net of tax)(h)			0.1	(0.6)	(0.5)

Net income			$188.0	$(59.6)	$128.4

The accompanying notes are an integral part of these financial statements.

NOTES TO PRO FORMA FINANCIAL INFORMATION

Note 1: Basis of Presentation

As permitted by the rules and regulations of the SEC, the Pro Forma Financial Information is presented on a condensed basis. The pro forma consolidated and combined statements of operations for the first six months of fiscal 2008 and the pro forma combined statements of operations for the year ended March 31, 2007 were prepared as if the Pro Forma Adjustments had taken place at the beginning of fiscal 2007. No pro forma balance sheet is presented, since all the events giving rise to the Pro Forma Adjustments occurred on or prior to September 30, 2007, the date of our historical balance sheet presented in this prospectus, and are therefore reflected on our historical balance sheet.

For pro forma purposes, the IPO Awards, where applicable, reflect the initial public offering price of $30.00 per share.

Note 2: Pro Forma Adjustments

(a) Transitional Services Agreements. Adjustment to reflect the change in our operating expenses due to transitional services agreements we have entered into with Man Group, pursuant to which we rely on Man Group for the provision of certain administrative support and/or consultation services for several corporate functions. The services provided under these agreements, and the fees paid in respect of those services, are not expected to be materially different from the services provided by Man Group, or the fees paid, historically for similar services. However, in the past, we did not pay value-added tax (VAT) on these services; we have therefore included an adjustment of $0.8 million and $0.2 million for fiscal 2007 and the first six months of fiscal 2008, respectively, in general and other expenses to reflect appropriate VAT charges. We also included an adjustment reflecting a reduction in our net interest income by an amount that we receive on a portion of our client funds and that historically we have retained and included in our historical financial statements but that we now pay directly to Man Group under our transitional services arrangements and do not retain. For fiscal 2007, the portion of interest on these funds was $10.1 million and this adjustment reduced our net interest income by these amounts for this period. For a discussion of these transactions, see “Certain Relationships and Related Transactions”.

(b) Employee IPO Awards. Adjustment to reflect the increase in employee compensation and benefits as a result of the grant of share options and restricted share units to a broad group of employees, including our executive officers, under our equity incentive plan in connection with the initial public offering of our common shares. The historical compensation expense of $25.1 million for fiscal 2007, net of a cumulative effect of accounting change of $1.0 million, and $22.8 million for the first six months of fiscal 2008, is related to predecessor Man Group awards and will be replaced with compensation expense on the new IPO awards of $50.0 million and $100.0 million for the first six months of fiscal 2008 and for fiscal 2007, respectively, determined in accordance with SFAS No. 123(R) “Share-Based Payment”. Our estimate of fair value for the share option grants was made using the Black-Scholes model based upon an exercise price equal to the initial public offering price, volatility of 32%, risk free interest rate of 4.9% per year and an average expected life of 4.5 years. The compensation expense on the IPO awards is split between compensation related to non-recurring IPO awards, defined as restricted shares and restricted share units, and share options issued in connection with the initial public offering. For the first six months of fiscal 2008, $30.8 million relates to non-recurring IPO awards, and $19.3 million to share options (of which $10.0 million was already recognized). For fiscal 2007, $61.5 million relates to non-recurring IPO awards and $38.5 million to share options. For a description of our equity incentive plan and the IPO Awards, see “Management—Compensation Discussion and Analysis—Transition Policies—IPO Awards”.

(c) IPO-related costs and loss on extinguishment of legacy debt. Adjustment to reflect the elimination of $33.5 million and $47.2 million of IPO-related costs for fiscal 2007 and the first six months in fiscal 2008, respectively, and the elimination of a loss on extinguishment of legacy debt in the first six months of fiscal 2008 of $18.3 million. Both items are directly attributable to the Reorganization, Separation and Recapitalization. For a further description of these costs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

(d) Excess exchange memberships. Adjustment to reflect the contribution of certain excess exchange seats and shares to a subsidiary of Man Group at fair value in connection with the Reorganization and Separation. As a result, we will no longer recognize gains or losses based on the fair market value movements of these seats or shares or receive dividends from these shares. Therefore, we have eliminated $28.6 million and $97.9 million of gain on exchange seats and shares for fiscal 2007 and the first six months of fiscal 2008, respectively.

(e) Bridge Loan / Repayment of Debt. Adjustment to reflect the net increase in interest on borrowings that would have been realized in connection with the repayment of all of our outstanding borrowings owed to Man Group and third parties using the net proceeds from the borrowing by one of our U.S. finance subsidiaries, MF Global Finance USA Inc. (and our new guarantee of the repayment) of $1.4 billion in a 364-day bridge loan. The new borrowings result in decreased interest expense on borrowings of $(5.1) million and increased interest expense on borrowings of $7.3 million for the first six months of fiscal 2008 and for fiscal 2007, respectively, using an assumed interest rate for the bridge loan of 3.65%. The bridge loan provides for interest to accrue at a floating rate equal to (1) a specified base rate or (2) LIBOR for a varying period of one, two or three months plus a margin. For the purpose of this pro forma adjustment, we have assumed a fixed rate of 3.65%, which was the sum of the LIBOR rate in effect on January 28, 2008 and the applicable margin (including facility fee) of 0.35%. The effect on income before provision for income taxes of a  1/8% variance in these rates would be approximately $1.75 million for an annual period.

Giving effect to this notes offering and the application of the net proceeds of this offering to repay a portion of the bridge loan, the pro forma financial information would be further adjusted to reflect the net increase in interest on borrowings that would have been realized in connection with the repayment of a portion of the $1.4 billion bridge loan with the net proceeds of the issuance of the notes being offered in this offering. Any net difference will affect net cash and cash equivalent cash flows/inflows. The new borrowings pursuant to this notes offering would have resulted in an increased interest expense on borrowings of $         million for fiscal 2007 and $         million for the first six months of fiscal 2008.

(f) Liquidity Facility Fees. Adjustment to expense the arrangement and administration fees of $1.3 million and the annual $1.5 billion liquidity facility fee of $1.2 million, calculated assuming a A3 rating. All these fees relate to the liquidity facility and will be expensed within the first year.

Giving effect to this notes offering and the application of the net proceeds of this offering to repay a portion of the bridge loan shortly following this offering, the pro forma financial information would be further adjusted to reflect the amortization of placement fees, which would result in a further adjustment to interest on borrowings.

(g) Income Tax Provision. Adjustment to reflect the change to our income tax expense of $10.7 million for the first six months of fiscal 2008 and $31.7 million for fiscal 2007, in each case using a weighted statutory rate of 35%, as a result of the Reorganization and Separation transactions and this offering, including the tax attributes of the Pro Forma Adjustments.

(h) Ownership interest in USFE. Adjustment to reflect our additional 46.1% direct economic ownership in USFE, acquired in October 2006, for the full year, representing a loss of $0.6 million net of taxes. USFE is accounted for as an unconsolidated entity, and our share of the net loss since the acquisition in October 2006 has been included in our fiscal 2007 results. For further details on the transfer, see “Our Business—Investment in USFE”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described under the caption “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with the information included under the captions “Unaudited Pro Forma Financial Data” and “Selected Financial Data” and our historical combined financial statements and the related notes thereto included elsewhere in this prospectus. In this discussion, references to “fiscal 2005”, “fiscal 2006”, “fiscal 2007” and “fiscal 2008” mean our fiscal years ended March 31, 2005, 2006 and 2007 and our fiscal year ending March 31, 2008, respectively.

Overview

We are the leading broker of exchange-listed futures and options in the world. We provide execution and clearing services for exchange-traded and over-the-counter, or OTC, derivative products as well as for non-derivative foreign exchange products and securities in the cash markets. Our business is based on a diversified yet fully integrated model that allows us to offer a variety of products across a broad range of trading markets, geographic regions and clients and through multiple distribution channels. We operate and manage our business on an integrated basis as a single operating segment.

Our revenues, net of interest and transaction-based expenses, have grown 111.7% from $651.4 million in fiscal 2004 to $1,378.7 million in fiscal 2007. During the same period, our total revenues grew 302.4% from $1,514.6 million to $6,094.4 million. The main factors contributing to our growth during this period were:

•	overall growth in transaction volumes and volatility in the markets in which we operate;

•	our continued focus on expanding our business model to include additional products, trading markets and regions; and

•	growth from accounts of former Refco clients, which we acquired from regulated subsidiaries of Refco in fiscal 2006.

Our revenues, net of interest and transaction-based expenses, have grown 19.3%, from $678.9 million for the six months ended September 30, 2006 to $809.9 million for the six months ended September 30, 2007. During the same periods, our total revenues grew 39.1% from $2,483.2 million to $3,454.9 million. In addition to the first two factors described above, the main factors contributing to our growth during these periods were:

•	continued success of our global brokerage teams in organically growing their businesses by adding both new clients or broker teams with new clients; and

•	strategic acquisitions we made during the 12 months ending September 30, 2007, such as our acquisitions of Dowd Westcott in March 2007 and FXA Securities Ltd in June 2007.

Factors Affecting Our Results

Our business environment directly affects our results of operations. Our results of operations have been and will continue to be affected by many factors, including economic, political and market conditions, broad trends in the brokerage and finance industry, changes in the level of trading activity in the broader marketplace, price levels and price volatility in the derivatives, interest rate, equity, foreign exchange and commodity markets, legislative and regulatory changes and competition, among other factors. In particular, our revenues are substantially dependent on the volume of client transactions we execute and clear and the volatility in the principal trading markets in which we operate, as well as prevailing interest rates as described below.

Trading Volumes and Volatility

Our trading volumes are particularly dependent on our clients’ demand for exchange-traded and OTC derivative products, which relate to interest rates, equities, foreign exchange and commodities. Demand for these products is driven by a number of factors, including the degree of volatility of the market prices of the underlying assets—that is, the extent to which and how rapidly those prices change during a given period. Higher price volatility increases the need for some clients to manage price risk and creates opportunities for speculative trading for others. While higher prices do not necessarily lead to increases in trading volumes, changes in the absolute price levels of financial assets or commodities can have a significant impact on trading volumes. In recent years, volatility in the primary markets in which we operate has been relatively high and has contributed to rising client trading volumes and thus rising revenues. The total volume of exchange-traded futures and options transactions we executed and cleared increased 125.1% from 668.0 million contracts in fiscal 2004 to 1,503.5 million contracts in fiscal 2007. In addition, the total volume of exchange-traded futures and options transactions we executed and cleared increased 38.2% from 734.6 million contracts in the six months ended September 30, 2006 to 1,015.0 million contracts in the six months ended September 30, 2007. All volume statistics presented throughout this prospectus for fiscal 2004 through fiscal 2007 include exchange-traded futures and options contract volumes as derived from our management reporting systems, as adjusted (1) to include volumes attributable to the Refco assets from the date of the Refco acquisition until the date Refco’s systems were integrated into ours; (2) to include futures and options volumes in Australia, India, Hong Kong and Canada and U.S.-based equity options and certain execution-only businesses captured by data sources not yet integrated in our management systems; and (3) to exclude intercompany volumes. All volume statistics presented throughout this prospectus for the six months ended September 30, 2007 and September 30, 2006 include exchange-traded futures and options contract volumes as derived from our management reporting systems, excluding intercompany values. We believe these adjustments result in more meaningful and useful data and we continue to enhance our reporting systems in order to improve the analysis of our business and information presented to management.

The global derivatives sector of our industry has experienced rapid growth in recent years based on the volume of exchange-traded derivatives and the outstanding notional amounts of OTC derivatives. We believe that the trends driving this growth—such as globalization, the migration to electronic markets, increased asset allocations to derivative products by institutions, hedge funds and other asset managers, the move to commercially oriented business practices at exchanges and market convergence—have contributed to higher volumes of derivatives and cash transactions in many of our trading markets. For a discussion of these trends, see “Our Industry—Industry Trends”.

Interest Rates

Our interest income, calculated as interest income less interest expense, is directly affected by the spread between short-term interest rates we pay our clients on their account balances and the short-term interest rates we earn from balances we hold. While these spreads have remained within a relatively constant range over time, they can widen or narrow when interest rate trends change. In addition, a portion of our interest income relates to client balances on which we do not pay interest and thus is directly affected by the absolute level of short-term interest rates. As a result, our interest income is impacted by the level and volatility of interest rates. Overall, interest rates rose from 2004 until 2007, which had helped us to manage our interest rate spreads effectively and had increased our interest income on non-interest bearing client balances, and thus had a generally positive impact on our revenues. As interest rate trends and market conditions change, our policy with respect to investing client balances continues to evolve. As a general matter, we actively monitor our positions and may economically hedge as appropriate. During times of uncertainty and market volatility, we may make investment decisions based on the duration of the investment and the quality of the counterparty. For example, due to the recent uncertainty surrounding long-term interest rates and the high volatility in the credit markets, we have actively managed our investments and have sought to reinvest funds from maturing investments in liquid, short-term investments with high-quality counterparties. Any such decisions can have an impact on our interest income earned on our client balances.

Also included within interest income is the interest we earn on excess cash. Our interest on borrowings is affected by changes in interest rates, which could increase or decrease our interest expense (recorded as interest on borrowings) on our variable rate debt.

Reorganization, Separation and Recapitalization

Prior to the initial public offering of our common shares, we were a division of Man Group known as “Man Financial”. Man Group is listed on the London Stock Exchange and is a FTSE 100 company. Man Investments, the asset management division of Man Group, is a leading company in the alternative investment industry. We refer to the various transactions implemented in preparation for the initial public offering of our common shares as the “Reorganization” and “Separation”, which are described under “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure”. Following these transactions, we conduct our business independently of Man Group, under the name “MF Global”, as a public company listed on the New York Stock Exchange.

Following the Reorganization and Separation and in order to manage our capital, liquidity and operations efficiently, we have begun to use, and intend to continue to use, our wholly owned finance subsidiaries in the United States, MF Global Finance North America Inc., the issuer of the notes being offered in this offering, and MF Global Finance USA Inc. We may form additional new finance subsidiaries to conduct future financing activities. As we will do for the notes offered hereby, we expect to fully and unconditionally guarantee all financings by our finance subsidiaries.

This prospectus does not include the historical financial statements of MF Global Ltd. because it was formed on May 3, 2007 for the purpose of effecting the Reorganization and Separation. Similarly, this prospectus does not include the historical financial statements of MF Global Finance North America Inc. because it was formed on June 8, 2007 for the purpose of effecting this notes offering. Until the consummation of the Reorganization and Separation, MF Global Ltd. had no material assets and did not engage in any operations. Similarly, until the consummation of this notes offering, MF Global Finance North America Inc. had no assets and does not conduct any operations other than activities related to the issuance of these notes.

Our separation from our former parent company and our transition to a public company have impacted our results of operations and financial condition. The principal consequences include:

•

New Group Net Capital Contribution. Man Group made a net capital contribution in cash to us in return for approximately 17.4 million additional common shares that we issued to Man Group UK Limited. The actual amount of the net capital contribution, $516.2 million, was calculated as the difference between $1.2 billion and our equity at June 30, 2007, as adjusted for certain subsequent transactions and estimated on the date of the Recapitalization. We describe the net capital contribution and the Recapitalization in further detail under “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure—The Recapitalization”.

•

Bridge Loan. One of our U.S. finance subsidiaries, MF Global Finance USA Inc., borrowed (and we guaranteed the repayment of) $1.4 billion under a 364-day bridge loan from several financial institutions, including affiliates of several of the underwriters in this offering. We intend to use the proceeds of this notes offering to repay a portion of our borrowings under the bridge loan. We describe the terms of the bridge loan under “—Liquidity and Capital Resources” and additional securities we may offer after this offering under “—Liquidity and Capital Resources—Long-Term Debt” below.

•	Repayment of Outstanding Debt. We used a portion of the net proceeds from the $1.4 billion bridge loan to repay all of our outstanding borrowings owed to Man Group and third parties.

•

Equity Compensation. Following the Reorganization and Separation, our employees no longer participate in equity compensation or other benefit plans sponsored by Man Group. We adopted new equity plans in connection with the initial public offering of our common shares and intend to use equity as a larger part of our ongoing compensation program as a public company. In connection with the initial public offering of our common shares, we made an initial grant of share options and/or restricted share units to our executive officers and a broad group of other employees under our Long-Term Incentive Plan. These initial awards took into account unvested share options and/or other share- based awards of Man Group then held by our officers and employees that were forfeited under the terms of the relevant Man Group plans as a result of the Reorganization and Separation transactions. For a discussion of these awards, see “Management—Compensation Discussion and Analysis—Transition Policies”. The impact of these awards will be to increase our employee compensation and benefits expense during the periods over which the associated expense is amortized.

For information on the pro forma effects of the Recapitalization transactions and our transition to a public company, see “Unaudited Pro Forma Financial Information” and the accompanying notes thereto and “Our Capitalization”.

In addition, we have for many years provided clearing services, under various arrangements, for a number of independent investment products managed by Man Investments Limited, which is a part of the asset management division of Man Group and remains part of Man Group after the initial public offering of our common shares. We have also provided execution services for these investment products. These brokerage services are an important source of revenue for us, accounting for approximately 2.0% and 2.8% of our revenues, net of interest and transaction-based expenses, for the six months ended September 30, 2007 and for fiscal 2007, respectively. These brokerage services, together with the brokerage services we provide to several investment products managed by entities that are partially owned by Man Group, represent a substantially greater percentage, which we would estimate to be approximately 10-15% and 6-9%, of our adjusted income before taxes, for fiscal 2007 and for the six months ended September 30, 2007, respectively. We have recently entered into new clearing agreements with regard to the relevant investment products.

Acquisition of Refco Assets

In the past, we have significantly expanded our business both organically and through acquisitions. We have made acquisitions to advance our strategic development and to achieve earnings growth through economies of scale. In many cases, we make acquisitions by purchasing client accounts from other brokers or recruiting other brokers’ client teams and in other cases by acquiring entire brokerage units or companies.

On November 25, 2005, we acquired client accounts, balances and certain other assets (e.g., exchange seats and trading technology) from regulated subsidiaries of Refco for $304.9 million. We also hired a substantial number of Refco brokers and other employees. The assets related primarily to Refco’s regulated commodity futures business, primarily in the United States and to a lesser extent in Canada and Asia. Most of the U.S. and Canadian assets related to private clients. The acquisition was structured as a purchase of assets, although we also acquired stock of some small non-U.S. entities. See Note 4 to our audited combined financial statements. We acquired the Refco assets as a result of an auction conducted under the authority of the U.S. Bankruptcy Court pursuant to Sections 363 and 365 of Title 11 of the United States Code.

Because we acquired the Refco assets primarily in asset transactions, separate historical financial statements for the specific assets we purchased do not exist. In addition, we have no right of access to the accounting records of the Refco entities that sold these assets to us. Moreover, the amount of assets in the client accounts we purchased shrank significantly between October 2005, when news of Refco’s accounting problems prompted substantial client withdrawals, and November 2005, when we purchased the Refco assets. Consequently, we do not believe that any Refco historical financial statements relating to pre-acquisition periods would contain meaningful information for investors. For these reasons, this prospectus does not include historical financial statements for the Refco assets for periods prior to our acquisition of them in November 2005 or pro forma financial statements showing the impact of the acquisition on our results of operations and financial condition prior to the acquisition. Although our combined financial statements included in this prospectus reflect the performance of the Refco assets since the acquisition, this post-acquisition information does not indicate how the Refco assets performed historically prior to the acquisition.

The Refco acquisition is the largest acquisition we have made to date, and the Refco assets are an important part of our business. During fiscal 2007, they accounted for approximately 10.5% of our total revenues, approximately 18.8% of our revenues, net of interest and transaction-based expenses, and approximately 12.3% of our income before provision for income taxes. These assets accounted for approximately 7.8% of our total assets at the end of fiscal 2007. Since our acquisition of the Refco assets, we have also attracted a substantial number of new accounts from former Refco clients who had closed their Refco accounts before the acquisition. These new accounts were not part of the Refco assets we purchased, although they also have contributed to our growth since the Refco acquisition. Whenever we refer to the Refco assets or their impact on our results of operations or financial condition in the discussion that follows, we refer to the assets we purchased from Refco subsidiaries in November 2005 and not to any new accounts of former Refco clients we have attracted after the acquisition, which we consider part of our organic growth, unless otherwise indicated.

Basis of Presentation

We have not previously prepared audited financial statements for our company on a stand-alone basis. The audited combined financial statements included elsewhere in this prospectus have been prepared as if we had existed on a stand-alone basis for all periods presented and in conformity with U.S. GAAP.

Our audited combined financial statements include the carve-out accounts of Man Financial, the brokerage business of Man Group plc, and its majority and wholly owned subsidiaries, in each case using the historical basis of accounting for the results of operations, assets and liabilities of the respective businesses. Our audited combined financial statements may not necessarily reflect the results of operations, financial position and cash flows we would have achieved had we actually existed on a stand-alone basis during the periods presented. Transactions between us and Man Group and entities that remain part of Man Group after the initial public offering of our common shares, herein referred to as “related party” or “affiliated” transactions, have not been eliminated in combination, but all significant intercompany balances and transactions between the entities included in our audited combined financial statements have been eliminated in combination.

Our audited combined financial statements include our direct expenses as well as our allocation of expenses arising from shared services and infrastructure provided to us by Man Group. These expenses primarily relate to employee compensation and benefits, use of office facilities and services related to overall corporate functions, including tax, legal, risk management, insurance, finance, internal audit and executive management. These expenses have been allocated to us using estimates that management considers a reasonable reflection of our use of these services or benefits we received. See Note 21 to our annual combined financial statements included elsewhere in this prospectus for further information related to these costs.

Management believes that our unaudited consolidated and combined financial statements include normally recurring adjustments and accruals necessary for a fair presentation of the unaudited consolidated and combined balance sheets, statements of operations, cash flows, changes in stockholders’ equity/ equity and comprehensive income for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted under U.S. GAAP have been omitted as permitted by Article 10 of Regulation S-X and the rules and regulations of the SEC. The unaudited consolidated and combined financial statements should be read in conjunction with our audited combined financial statements for the years ending March 31, 2007, 2006, and 2005 included herein. Certain prior year amounts have been reclassified to conform to current year presentation. Specifically, during the second quarter of fiscal 2008, we began classifying the total return equity swaps entered into as part of a matched equity hedge in principal transactions rather than in net interest. Additionally, we also began presenting the interest and dividends earned on contracts for differences on a gross rather than net basis within interest income and interest expense. For the years ended March 31, 2007, 2006 and 2005, these reclassifications caused an increase to principal transactions of $53.9 million, $7.5 million and $0; an increase to interest income of $315.0 million, $94.1 million and $86.2 million; and an increase to interest expense of $368.9 million, $101.6 million and $86.2 million, respectively, and have been reclassified in our combined financial statements.

The unaudited consolidated and combined financial statements for the three months ended September 30, 2007 represent our first reporting period subsequent to becoming a publicly-traded company. Prior to July 1, 2007, our financial statements were prepared on a combined carve-out basis as if we had existed on a stand-alone basis and in conformity with U.S. GAAP, as described above.

Results of Operations

We operate and manage our business on an integrated basis as a single operating segment. We derive our revenues principally from execution and clearing services we provide to our clients, including interest income related to providing these services. While we provide these services to a diverse client base across multiple products, trading markets and geographic regions, we do not manage our business, allocate resources or review our operating results based on the type of client, product or trading market or the geographic region in which these services are provided. For information related to our geographic regions, see Note 20 to our annual combined financial statements.

Sources of Revenues

We derive our revenues from execution-only commissions, cleared commissions, principal transactions, interest income and other income.

Execution-Only Commissions

Execution-only commissions consist of transaction fees we earn for executing trades on an agency basis for clients that do not have clearing accounts with us and clear through another brokerage firm. We provide execution-only services primarily to institutional clients. We charge a per-contract fee for the execution-only services we provide. These fees generally are established at market rates and vary based on the product traded. While we negotiate these fees with individual clients, the fees we charge for a particular product type do not vary significantly among our clients. Execution-only commissions do not include (1) commissions we earn when we both execute and clear the transaction for the client, which we recognize as cleared commissions described below, or (2) markups we earn from executing client trades on a matched principal basis, which we recognize as revenues under principal transactions described below. The amount of execution-only fees we earn in any period fluctuates primarily based on the volume of client transactions executed and the types of product traded, and to a lesser extent on the fees we charge.

Cleared Commissions

Cleared commissions consist of transaction fees we earn for executing and clearing trades for clients that have clearing accounts with us. Our clearing relationships with clients give rise to three ways we provide clearing services to our clients. First, in many instances, we both execute and clear transactions for clients. Second, we clear transactions that are executed by clients themselves utilizing our systems. Third, less frequently, we provide clearing services where the trade is executed by another brokerage firm and then routed to our system for clearing, or “given up” to us because the client has a clearing account with us. Cleared commissions include fees we earn for providing all three types of services.

We charge per-contract fees at various rates based on the type of product traded, the method of trading and the volume of trading activity that a particular client conducts with us. We generate cleared commissions from a broad range of clients trading in multiple markets and we negotiate our fee rates with clients on an individual basis. As a result, our transaction fee rates generally vary among our clients. Cleared commissions are debited directly from the client’s account with us, either on the trade date or on the closing date of the related transaction depending on the contractual arrangement we have with the client. In both cases, cleared commission revenue is recorded on a trade-date basis as client transactions occur.

Principal Transactions

Principal transactions reflect revenues we earn primarily from matched-principal transactions we execute to facilitate client trades and to a lesser extent from derivatives transactions we execute for our own account to hedge our foreign currency exposure as well as our hedging in respect of our interest rate exposure. As discussed below, the revenues earned in these transactions consist of the markups, or profits, we earn on these trades and are net of the value of the trades.

When we execute client orders on a matched-principal basis we take the other side of the trade for our own account and contemporaneously (often within minutes and generally on the same trading day) enter into an offsetting transaction with another party. By entering into offsetting trades contemporaneously, we reduce our exposure to the risk that market prices might change before the trade is completed. The offsetting trades may differ from the client trades in some respects, however, such as duration or other terms, and therefore we do not eliminate our exposure to market risk.

We engage in matched-principal execution primarily in the foreign exchange and fixed income markets and in the listed metals markets in London. In these transactions, we do not separately bill commissions to these clients, but include an amount in lieu of commissions in our revenues from principal transactions, following execution of the transactions on behalf of the clients. We seek to price these transactions so that we earn a positive spread, or markup, on the offsetting transaction, which we record as revenues from principal transactions. The markups represent our compensation for executing these clients’ orders. These revenues are a function of both the price of the underlying asset as well as the spread between the buy and sell prices for the underlying asset. This spread is affected by market conditions, including volatility and volume. Any markups are recorded on the trade date.

Because we act as principal, rather than as agent, in these transactions, we are required to record realized and unrealized gains and losses relating to these transactions. Any gains or losses are for the account of our clients who secure payment to us for any losses by depositing margin funds as collateral.

We also recognize in principal transactions any unrealized gains or losses on our hedged equity swaps and contracts for differences together with the unrealized gains and losses on the offsetting equity hedges. However, these transactions are not entered into on a directional basis.

In addition to these matched-principal trades, we enter into principal transactions in order to hedge our corporate exposure to foreign currency and interest rate risk. Our hedging transactions typically involve cash and derivative products in the foreign exchange market and fixed income derivatives. We enter into derivative transactions to hedge our exposure to British pounds and other currencies in which we pay a portion of our employee compensation and related benefits expenses. We generally hedge forecasted expenditures between 12 and 18 months in advance of payment. We also enter into derivatives transactions to hedge our exposure to changes in interest rates, which could affect the revenues we earn on cash balances and collateralized refinancing transactions as well as our cost of borrowing. We may engage in more interest rate hedging transactions in the future. In accordance with our management policies, our hedging transactions do not fully offset our associated risk exposure. We also enter into principal transactions to invest and manage our liquid corporate assets. Our investment transactions typically involve government and investment-grade corporate debt securities as well as money-market funds. Profit and losses arising from all securities transactions entered into for our own account are recorded on a trade date basis.

Net Interest Income

Net interest income represents interest income less interest expense.

We earn interest income from balances in our clients’ accounts, balances in our accounts, collateralized financing arrangements such as stock lending and resale and repurchase agreements and on the notional amounts of clients’ positions in contracts for differences. We also earn interest from investing our capital. As discussed below under “—Component of Expenses—Interest Expense”, we also incur related interest expense in connection with many of the transactions from which we derive interest income.

Our interest income is driven by the amount of client deposits placed with our brokerage operations, the level of prevailing interest rates, the portion of client balances on which we do not pay interest, the level of secured financing transactions provided to our clients and the degree to which we are able to optimize our capital structure. Typically, the net interest that we earn is lower in a lower interest rate environment and higher in a higher interest rate environment.

Revenues from interest income principally represent interest we earn from the investment of client funds deposited with us as margin for their trading activities, interest we earn on excess cash balances in our accounts and interest we earn from investing our capital. The majority of the interest income we earn relates to client balances on which we also pay interest to our clients, and therefore the net interest income we earn will depend on the spread between the short-term rates we pay and the short-term rates we earn. A portion of the interest income we earn relates to the client balances of some clients on which we do not pay interest. As a result, the interest income we earn on those client balances will depend on the absolute level of short-term interest rates.

We also earn interest from collateralized financing arrangements, which include resale agreements and securities lending transactions. When we enter into resale transactions, we earn interest on the cash payment we make to clients in exchange for securities deposited with us as collateral under agreements to resell at future dates. Conversely, when we enter into repurchase transactions, we pay interest on the cash we receive in exchange for pledging securities we own under agreements to repurchase at future dates. The amount of interest we earn depends on client activity and the difference between the interest rate we pay to our clients on their cash collateral and the interest rate we receive from investing the cash received by, or the collateral deposited with, us. These transactions result in a gross-up of interest income and interest expense in our combined statements of operations which are effectively netted as part of our revenues, net of interest and transaction-based expenses. Similarly, we enter into transactions where we borrow securities and pay related interest expense on the securities borrowed.

We also earn interest on the notional amount of clients’ positions in contracts for differences. In these transactions, the parties agree to settle a contract based on the difference between the opening and the closing prices of the contract, and our client posts with us as margin only a small percentage of the initial contract value. We charge these clients interest daily based on the notional amount of the contract for effectively financing the cost of the trade.

Other Revenues

Other revenues consist of revenues we earn from other normal business operations that are not otherwise included above. These types of revenues include, among other things:

•	certain ancillary services provided to clients;

•	software and related fees charged to clients for the use of software products;

•	profits or losses on the sale or disposal of fixed assets and other long-term investments; and

•	other sundry revenues.

Components of Expenses

Our expenses consist of three principal components: (1) interest expense, (2) transaction-based expenses and (3) other expenses. A significant portion of our expenses is variable.

Interest Expense

Interest expense includes interest paid to our clients on the funds they maintain with us and interest paid to counterparties in connection with secured financing transactions, such as repurchase agreements and for securities we borrow. As discussed above, a substantial portion of our interest expense pertains to related client transactions from which we derive interest income but in respect of which we also incur interest expense. Our interest income and interest expense are effectively netted in our statements of operations as part of our revenues, net of interest and transaction-based expenses. The comparison of our period-to-period results described below also presents our interest income and interest expense on a net basis. For purposes of calculating revenues, net of interest and transaction-based expenses, interest expense excludes interest paid on long-term debt, which we disclose separately under “—Other Expenses” below.

Transaction-Based Expenses

Transaction-based expenses are variable expenses we incur directly to generate revenues from providing execution and clearing services and consist of (1) execution and clearing fees paid to third parties and (2) sales commissions paid to introducing brokers.

Execution and clearing fees reflect our costs of executing, clearing and settling trades on behalf of our clients. We pay execution- and clearing-related fees primarily to clearing brokers, exchanges, clearinghouses and regulatory and self-regulatory bodies at contractually agreed rates. These expenses are variable and depend on the volume of transactions we execute or clear through these third parties, the types of product traded and the markets in which the products are traded. Execution and clearing fees also include losses due to transactional errors.

Sales commissions consist of fees paid to introducing brokers. We pay introducing brokers a percentage of the commission fees we receive from their clients for providing execution and/or clearing services. We enter into clearing agreements with introducing brokers and customer agreements with their clients, pursuant to which we negotiate our transaction fees and corresponding sales commission for the individual introducing broker. The amount of sales commission we pay is variable and depends on the fee arrangement we have negotiated, which is generally based on the volume of business introduced by the broker as a percentage of the revenues we earn.

Other Expenses

Other expenses consist of expenses relating to (1) employee compensation and benefits (excluding non-recurring IPO awards), (2) employee compensation and benefits related to non-recurring IPO awards, (3) communications and technology, (4) occupancy and equipment costs, (5) depreciation and amortization, (6) professional fees, (7) general and other, (8) PAAF legal settlement costs, (9) IPO-related costs and (10) Refco integration costs.

Employee Compensation and Benefits

Employee compensation and benefits expense is the principal component of our expenses. These expenses include all compensation paid to employees and any related expenses, such as salaries, sign-on bonuses, incentive compensation and related employee benefits and taxes. The most significant component of our overall employee compensation and benefits expense is the employment costs of our front office staff, which includes our brokers, traders and other personnel interacting with our clients.

Our employee compensation and benefits expense for all employees has both a fixed and variable component. The fixed component consists of base salaries and benefit costs. The variable component depends on whether the employee is classified as front or back office staff. Front office staff receive production-based compensation, or earnouts, under negotiated arrangements based on the profitability of their team. Back office staff, which generally includes our executive officers and corporate, administrative, accounting, information technology and related support personnel, receive discretionary bonuses on an annual basis and that are based more broadly on our corporate performance. Production-based compensation payments are paid on a monthly or quarterly basis depending on the negotiated arrangement. Discretionary bonuses are paid in the first quarter of our fiscal year. For many of our front office staff, their production-based compensation constitutes a significant component of their overall compensation. Discretionary bonuses for back office staff, excluding members of our executive management team, are generally a smaller component of overall compensation. Production-based compensation and discretionary bonus costs, and therefore employee compensation and benefits expense, vary based on our operating results. We accrue our discretionary bonus costs monthly.

Employee compensation and benefits expenses also include expenses related to awards granted to our employees under several stock-based incentive plans established by Man Group. For a discussion of the Man Group stock compensation plans that our employees participated in prior to the Reorganization and Separation transactions, as well as the accounting for those awards, see Note 15 to our audited combined financial statements. As described under “Management—Compensation Discussion and Analysis—Transition Policies”, effective upon completion of the initial public offering of our common shares, we granted to our executives and a broad group of other employees initial awards of share options and/or restricted share units under our LTIP. These awards took into account existing unvested share options and/or other share-based awards of Man Group held by our officers and employees that were forfeited under the terms of the relevant Man Group plans as a result of the Reorganization and Separation transactions.

Employee compensation and benefits related to non-recurring IPO awards refers to stock-based compensation expense for restricted shares and restricted share units issued in connection with our initial public offering. Employee compensation and benefits related to non-recurring IPO awards are considered non-recurring and directly attributable to the initial public offering. This expense is also considered a non-cash expense as the cost was incurred by Man Group as part of the initial public offering.

We estimate that we will realize approximately $280.1 million of stock-based compensation in future periods related to IPO Awards granted to employees upon consummation of the initial public offering of our common shares. Of this amount, we expect approximately $54.0 million, $103.0 million, $95.2 million and $27.8 million, will be recognized as expense in the years ending March 31, 2008, 2009, 2010 and thereafter, respectively, of which $34.2 million, $63.7 million, $57.6 million and $16.8 million, respectively, represent employee compensation and benefits related to these non-recurring IPO awards. The restricted shares granted pursuant to the IPO Awards generally vest in full on the third anniversary of the pricing of the initial public offering. The share options granted pursuant to the IPO awards have an exercise price equal to the $30 initial public offering price of our common shares and will vest in equal installments over the three-year period and therefore are not exercisable for the first year following the initial public offering. For more information concerning these IPO Awards, see “Management—Compensation Discussion and Analysis—Transition Policies—IPO Awards”.

We expect that our employee compensation and benefits expense will vary from quarter to quarter due to the performance of our business, the hiring of additional employees associated with the growth of our business and the product and geographic mix of our business, which affects our compensation structure. As of September 30, 2007, we had 3,353 employees.

Communications and Technology

Communications and technology expenses consist of expenses incurred to purchase, lease, use and maintain the technology-related hardware, software and communications systems we use to operate our business. These types of expenses include expenses incurred to make network or data connections to market platforms, clients or other clearing agents, fees paid for access to external market data, software licenses, repairs and maintenance of hardware and software (including service agreements), as well as expenses for disaster recovery and redundancy systems. These expenses are impacted by the number of front office staff as well as the number of clients that require direct lines or data transfer capabilities. Communications and technology expenses are recognized on an accrual basis.

Occupancy and Equipment Costs

Occupancy and equipment costs consist of expenses incurred to lease, furnish and maintain our offices and other facilities, including rent, real estate broker fees, maintenance fees, utilities, other fixed asset-service fees, repair and leasehold improvement expenses and rents for exchange floor booths. Occupancy and equipment costs are recognized on an accrual basis.

Depreciation and Amortization

Depreciation and amortization expenses consist of expenses related to the depreciation of facilities, furniture, fixtures and equipment and the amortization of intangible assets, including acquired client relationships and internally developed software. Depreciation and amortization expenses are recognized over the period of the asset’s useful life.

Professional Fees

Professional fees consist of fees paid to consultants and advisors, including audit, legal, information technology and recruiting costs. Professional fees do not include any legal settlement costs, which are recorded as part of general and other expenses below. Professional fee expenses are recognized on an accrual basis.

As a public company, we are subject to various reporting, corporate governance and regulatory compliance requirements, including the requirements of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing that Act, the Exchange Act, the NYSE listing standards and new regulatory requirements such as the BASEL II capital adequacy framework and MiFID. To comply with these requirements, we have incurred and expect to continue incur additional professional fees in fiscal 2008.

General and Other

General and other expenses consist of other recurring expenses that have not been separately classified in our statement of operations. These types of expenses include, among other items, travel and entertainment, advertising, promotion, insurance premiums, bad debts, legal reserve costs, translation gains and losses, and general banking expenses. The amount of general and other expenses incurred by a particular team will impact the profitability of that team and, therefore, the amount of the production-based compensation received by its staff. We believe that this compensation structure encourages our front office staff to manage their travel and entertainment and other general expenses accordingly. General and other expenses are recognized on an accrual basis.

PAAF Legal Settlement

PAAF legal settlement costs consist of an accrual we recorded in the six months ended September 30, 2007 in relation to active discussions to settle litigation against our U.S. operating company, MF Global Inc., brought by a court-appointed receiver for PAAF and its fund manager and commodity pool operator. PAAF legal settlement costs are recorded as litigation accruals in the periods in which they are accrued. On December 3, 2007, we entered into an agreement to settle this matter as described elsewhere in this prospectus. Man Group has agreed to indemnify us for amounts in excess of $50 million relating to all costs, expenses and liabilities we may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts and circumstances which give rise to that claim, net of any insurance proceeds we receive.

IPO-Related Costs

In connection with the Reorganization, Separation and Recapitalization transactions, we have incurred legal, consulting and other non-recurring professional fees, including fees relating to implementing new reporting and corporate governance requirements, adapting our accounting systems and marketing activities undertaken as part of our rebranding effort. We have incurred and expect to continue to incur additional professional fees relating to the Reorganization, Separation and Recapitalization transactions in fiscal 2008. As MF Global did not receive any proceeds from the initial public offering of its common shares, these costs have been expensed.

Refco Integration Costs

Refco integration costs consist of the costs incurred in connection with our acquisition of the Refco assets in November 2005, including retention costs and bonuses, redundancy and severance payments and professional fees. These costs do not reflect new contracts but rather the performance of previously existing agreements.

Gains on Exchange Seats and Shares

Gains on exchange seats and shares consist of unrealized gains or losses we recognize on exchange seats or shares we hold in excess of the exchange seats and shares we are required to hold to conduct our business, which we refer to as excess seats and shares. The amount of any unrealized gain or loss is based on changes in the mark-to-market value of the excess seats or shares. We also recognize realized gains or losses on the sale of any seats and/or shares. The amount of any realized gain is based on the difference between the book value of such seats and/or shares and the sale price. Finally, gains on exchange seats and shares also include dividend income we earn from exchange seats or shares. All exchange seats or shares that we are required to hold in order to conduct our business are recorded at cost and do not impact our statements of operations. Certain exchange shares are subject to restrictions on resale. In the future, we do not plan to hold a material portfolio of excess seats or shares.

Loss on Extinguishment of Debt

Loss on extinguishment of legacy debt consists of losses that we incur as the result of the repayment of outstanding borrowings, including private placement notes to third parties, and related interest swaps, prior to their scheduled maturity.

Interest on Borrowings

Interest on borrowings consists of interest expense charged to us by Man Group for subordinated borrowings as well as any interest expense incurred on borrowings from third parties, including third-party liquidity facilities. This interest expense is incurred separately from trading activities and client transactions. In connection with the Reorganization and Separation transactions, we have entered into a bridge loan and used a portion of the proceeds of the bridge loan to repay our existing indebtedness to Man Group and third parties. Subject to market conditions and other factors, we intend to use the proceeds of this notes offering to repay a portion of our borrowings under the bridge loan. In addition, after this offering, we may issue additional securities in the form of additional senior debt securities and securities that are eligible to receive equity capital treatment in order to refinance any remaining amounts outstanding under our bridge loan. For a discussion of our historical borrowings, see Notes 14 and 21 to our annual combined financial statements. For a discussion of the additional securities that we may offer after this offering, see “—Liquidity and Capital Resources—Long-Term Debt”.

Provision for Income Taxes

Our provision for income taxes includes all current and deferred provisions for federal, state, local and foreign taxes.

The income tax provision reflected in this prospectus is presented as if we operated on a stand-alone basis, consistent with the liability method prescribed by Statement of Financial Accounting Standards (“SFAS”), Statement No. 109 “Accounting for Income Taxes”. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion of the deferred tax assets will not be realized. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on our income tax provision and net income in the period in which the determination is made. Our effective income tax rate can vary from period to period, depending on, among other factors, the geographic and business mix of our earnings, the availability of losses, the level of non-deductible expenses and the effect of tax audits.

Our effective tax rate for the six months ended September 30, 2007, in fiscal 2007 and fiscal 2006 was 124.2%, 34.5% and 32.1%, respectively. For the six months ended September 30, 2007, the tax expense was impacted by the non-deductible IPO-related costs incurred during this period, as well as a $59.5 million one-time tax expense triggered by the IPO on Man Group’s separation of its brokerage affiliates from its investment affiliates in the U.S. by means of an internal tax-free spin-off transaction in August 2006. In fiscal 2007 and 2006, our U.S. taxable income has been affected by the costs of the Refco integration. Our pro forma tax rate is 35%; however, we expect our tax rate to potentially decline over time as a result of a more efficient tax structure resulting from the Reorganization as well as the recently enacted reduction in the corporation tax rate in the United Kingdom.

Man Group has agreed to indemnify us against certain specified tax and other liabilities that may arise in connection with the Reorganization and Separation and the initial public offering of our common shares, subject to various limitations and conditions. We describe this indemnification in “Certain Relationships and Related Transactions”. To the extent that we incur a tax or other liability for which we are indemnified, our payment of the liability should generally be offset from a financial perspective by our receipt of the indemnity payments (subject to timing differences and the extent of the indemnification). Even if we are fully indemnified against a particular tax or other liability, however, our financial results of operations as reflected in our financial statements could be adversely affected. For accounting purposes, an indemnity payment would generally be treated as a net capital contribution to us from Man Group, and the incurrence of the related liability could reduce our net income as reported in our financial statements. The Reorganization and Separation and the initial public offering of our common shares has caused us to incur tax liabilities for which we received the economic benefit of an indemnity payment under the tax matters deed. While those liabilities do not affect our cash flow, assuming we receive full indemnification, they do have a significant non-cash impact on our statement of operations for the period following the offering. This has been the case related to the non-recurring tax charge of $59.5 million as described above and reflected in our results for the six months ended September 30, 2007. In addition, we have received from Man Group a deposit in respect of the tax due to the IRS and we have paid that deposit over to the IRS.

Minority Interest in Income of Combined Companies (net of tax)

We combine the results of operations and financial position of entities we control, but do not wholly own. We own 91.0% of MF Global Securities Limited and 70.2% of MF Global Sify Securities India Private Limited. Earnings for these entities are combined on a post-tax basis.

Equity in Earnings of Uncombined Companies (net of tax)

Equity in earnings of uncombined companies includes our pro rata share of earnings for entities in which we own between 20% and 50% of the entity’s common equity and over which we have the ability to exert influence, although not control, relating to such entities’ operating and financial policies. As of September 30, 2007, we owned a 20% interest in Polaris MF Global Futures Co Ltd and a 47.9% interest in U.S. Futures Exchange LLC (“USFE”). For more information on our ownership interest in USFE, see “Our Business—Business Overview—Investment in USFE”.

Six Months Ended September 30, 2007 Compared to Six Months Ended September 30, 2006

	Six months ended September 30,
	2007	2006	% Change
	(in millions)
Revenues
Execution-only commissions	$246.5	$192.2	28.2%
Cleared commissions	716.5	612.8	16.9
Principal transactions	212.5	191.5	11.0
Interest income	2,250.6	1,471.4	53.0
Other	28.8	15.2	88.6

Total revenues	3,454.9	2,483.2	39.1
Interest and transaction-based expenses:
Interest expense	2,047.6	1,355.3	51.1
Execution and clearing fees	454.2	331.9	36.8
Sales commissions	143.2	117.2	22.2

Total interest and transaction-based expenses	2,645.0	1,804.4	46.6
Revenues, net of interest and transaction-based expenses	809.9	678.9	19.3

Expenses
Employee compensation and benefits (excluding non-recurring IPO awards)	467.4	415.2	12.6
Employee compensation related to non-recurring IPO awards	15.0	—
Communications and technology	55.1	48.7	13.1
Occupancy and equipment costs	17.3	17.1	1.1
Depreciation and amortization	25.4	21.8	16.5
Professional fees	32.0	18.2	75.9
General and other	44.8	42.1	6.5
PAAF legal settlement	69.0	—
IPO-related costs	47.2	7.4	534.4
Refco integration costs	2.1	15.8	(86.9)

Total other expenses	775.4	586.4	32.2

Gains on exchange seats and shares	74.2	14.1	426.8
Loss on extinguishment of debt	18.3	—
Interest on borrowings	31.1	21.9	42.1

Income before provision for income taxes	59.4	84.7	(29.9)
Provision for income taxes	73.8	28.5	158.4
Minority interests in income of combined companies (net of tax)	2.2	0.8	188.2
Equity in earnings of uncombined companies (net of tax)	(1.1)	1.1	(196.5)

Net income	$(17.7)	$56.5	(131.3)%

Overview

Revenues, net of interest and transaction-based expenses, increased $131.1 million, or 19.3%, to $809.9 million for the six months ended September 30, 2007 from $678.9 million for the six months ended September 30, 2006. Total revenues increased $971.7 million, or 39.1%, during the same period, to $3,454.9 million for the six months ended September 30, 2007 from $2,483.2 million for the six months ended September 30, 2006. This increase was primarily due to a 38.2% increase in our total volumes of executed and cleared exchange-traded futures and option transactions from 734.6 million contracts for the six months ended September 30, 2006 to 1,015.0 million contracts for the six months ended September 30, 2007. The increase of 280.6 million contracts in our total volumes of executed or cleared exchange-traded futures and option transactions was generated across all of our primary products, trading markets and regions, and is attributable to the organic growth of our business, combined with the successful integration of small acquisitions in the United States and Asia Pacific region. Also contributing to this increase in our total revenues and our revenues, net of interest and transaction-based expenses, was an increase in average client balances for the six months ended September 30, 2007, which resulted in an increase in our interest income, although interest rates remained relatively steady. During the six months ended September 30, 2007, there was also an increase in other revenues of $13.5 million earned from increased ancillary services provided to clients, as well as $6.5 million of insurance recoveries on prior year legal costs.

Our other expenses, which refer to our expenses other than interest and transaction-based expenses, increased $189.0 million, or 32.2%, to $775.4 million for the six months ended September 30, 2007 from $586.4 million for the six months ended September 30, 2006. The increase was primarily due to the non-recurring stock-based compensation expense of $14.6 million related to the accelerated vesting of our predecessor Man Group equity awards, and $15.0 million of expense for our equity awards issued in connection with our initial public offering, as well as $39.8 million in incremental professional fees incurred in connection with our initial public offering, $69.0 million of expense recognized related to a litigation accrual in connection with our active discussions to settle litigation brought by a court appointed receiver for a hedge fund, PAAF, and its fund manager and commodity pool operator, Philadelphia Asset Management Co. LLC, against MF Global Inc. (formerly known as Man Financial Inc.), our U.S. operating subsidiary and others, and $13.8 million incremental professional fees due to increased legal fees, and other consulting fees mainly related to compliance work. The remaining $51.8 million increase in employee compensation and benefits expenses (net of the $14.1 million expense related to the settlement and curtailment of the U.S. pension plan for the six months ended September 30, 2006) directly related to the growth in our total revenues and our revenues, net of interest and transaction-based expenses. These increases are offset by a reduction of $13.7 million in costs related to the Refco integration. See “—Non-GAAP Financial Measures” below for further details.

Income before provision for income taxes decreased $25.3 million, or 29.9%, to $59.4 million for the six months ended September 30, 2007 from $84.7 million for the six months ended September 30, 2006. This decrease was mainly due to the non-recurring expenses related to our initial public offering and the PAAF litigation detailed above, combined with a loss on extinguishment of existing borrowings of $18.3 million following the change in our capital structure in connection with our initial public offering and increased interest from new borrowings on the bridge loan of $9.2 million. This was offset by increased total revenues and revenues, net of interest and transaction-based expenses, due to the growth in transaction volumes we experienced across all markets, products and geographies, as well as an increase of $60.2 million from gains on exchange seats and shares.

Net income decreased $74.2 million, to a loss of $17.7 million for the six months ended September 30, 2007 from income of $56.5 million for the six months ended September 30, 2006. Net income is impacted by the non-recurring nature of the items discussed above, as well as the $59.5 million one-time tax charge triggered by our initial public offering on a prior period internal reorganization conducted by Man Group prior to the Separation.

Revenues

Execution-only Commissions

Execution-only commissions increased $54.3 million, or 28.2%, to $246.5 million for the six months ended September 30, 2007 from $192.2 million for the six months ended September 30, 2006. This increase was primarily due to an increase of 29.2% in our volume of execution-only exchange-traded futures and options transactions from 223.5 million contracts for the six months ended September 30, 2006 to 288.7 million contracts for the six months ended September 30, 2007. The increase in our transaction volumes and revenues was primarily driven by our global leadership on most of the major derivatives exchanges as well as an increase in overall market volatility.

Cleared Commissions

Cleared commissions increased $103.7 million, or 16.9%, to $716.5 million for the six months ended September 30, 2007 from $612.8 million for the six months ended September 30, 2006. This increase was primarily due to an increase of 42.1% in our volume of cleared exchange-traded futures and options transactions from 511.1 million contracts for the six months ended September 30, 2006 to 726.5 million contracts for the six months ended September 30, 2007. We experienced an increase in transaction execution and clearing volumes across almost all products, trading markets and regions. The volume increase also reflects the growth of business with professional traders, who typically pay lower fees due to higher volumes, that reflect the long-term opportunity to roll out OTC products to an active trading community as well as facilitate longer term opportunities such as internalization. We also believe that on a year-over-year comparison, the increase in volume is partly attributable to the strategic acquisition of Dowd Westcott, the largest professional trader business in the United States.

Principal Transactions

Principal transactions increased $21.0 million or 11.0%, to $212.5 million for the six months ended September 30, 2007 from $191.5 million for the six months ended September 30, 2006. This increase was primarily due to greater market volatility in the foreign exchange trading market (which primarily involves matched-principal execution), resulting in increased volumes of buy and sell transactions and therefore higher revenues, as well as increased fixed income prime brokerage and other OTC business activities. Increased revenues also reflect the growth driven by our retail online foreign exchange platform through the acquisition of FXA Securities Ltd. in June 2007, which we are beginning to roll out outside of Japan. Foreign exchange and metals have historically represented, and continue to represent, the trading markets in which the largest portion of our matched principal execution occurs. Principal transactions also reflect a reclassification of prior year periods to conform to current year presentation, in which the total return of equity swaps entered into as part of a matched equity hedge is reflected herein rather than in net interest. These equity swaps reclassification resulted in additional principal transactions revenues for the six months ended September 30, 2007 and 2006.

Interest Income, Net

Interest income, net, increased $86.9 million, or 74.8%, to $203.0 million for the six months ended September 30, 2007 from $116.1 million for the six months ended September 30, 2006. This increase was primarily due to an increase in the amount of average client balances as well as slightly increasing interest rates. The average federal funds rate in the United States increased from 5.08% during the six months ended September 30, 2006 to 5.17% during the six months ended September 30, 2007. The increase in interest income, net, is also due in part to the growth in the contract value of our client activity in our fixed income products, consisting of both secured financings of repurchase and reverse repurchase transactions and stock borrowing and lending activities. This was evidenced by the fact that the book value of reverse repurchase and stock borrowed transactions increased $7.9 billion, or 33.1%, to $31.8 billion as of September 30, 2007 from $23.9 billion as of March 31, 2007. In addition, the book value of repurchase and stock loan transactions increased $5.1 billion, or 18.9%, to $32.1 billion as of September 30, 2007 from $27.0 billion as of March 31, 2007. Our client funds as of

September 30, 2007 were $18.5 billion, compared to $15.8 billion as of March 31, 2007. Included in interest income is also interest on excess cash. Net interest also reflects a reclassification of prior year periods to conform to current year presentation, in which the total return of equity swaps entered into as part of a perfectly matched equity hedge is reflected in principal transactions rather than herein. These equity swaps resulted in additional principal transactions revenues for the six months ended September 30, 2007 and 2006.

Other Revenues

Other revenues increased $13.5 million, or 88.6%, to $28.8 million for the six months ended September 30, 2007 compared to $15.2 million for the six months ended September 30, 2006. Other revenues during these periods consisted primarily of ancillary third-party fees received from clients and other counterparties for the use of various trading systems, data and other back-office services and support. We also received insurance proceeds of $6.5 million during the six months ended September 30, 2007 related to legal costs incurred in prior years.

Transaction-based Expenses

Execution and Clearing Fees

Execution and clearing fees increased $122.3 million, or 36.8%, to $454.2 million for the six months ended September 30, 2007 from $331.9 million for the six months ended September 30, 2006. This increase was primarily due to a 38.2% increase in our volume of executed and cleared exchange-traded futures and options transactions from 734.6 million contracts for the six months ended September 30, 2006 to 1,015.0 million contracts for the six months ended September 30, 2007. We experienced increased transaction volumes in most of our principal trading markets, products and geographic regions. Our execution and clearing fees are not fixed, but instead are calculated on a per-contract basis, and vary based on the market on which transactions are executed and cleared. Execution and clearing fees, as a percentage of total revenues, decreased slightly for the six months ended September 30, 2007 from the six months ended September 30, 2006, partly due to the combined increase in interest income and principal transactions as a percentage of revenues, which do not result in increased execution and clearing fees. Included within execution and clearing fees are losses due to transactional errors which, despite the volatile markets and increased volatility, decreased from 0.9% of revenues, net of interest and transaction based expenses for the six months ended September 30, 2006 to 0.8% of net revenues for the six months ended September 30, 2007.

Sales Commissions

Sales commissions increased $26.0 million, or 22.2%, to $143.2 million for the six months ended September 30, 2007 from $117.2 million for the six months ended September 30, 2006. Depending on the specific arrangements with introducing brokers, increased volumes from retail clients coming through introducing brokers usually result in a proportionate increase in commissions paid to brokers, however a large part of our business is not generated by introducing brokers. Sales commission, as a percentage of total revenues, decreased slightly for the six months ended September 30, 2007 from the six months ended September 30, 2006, partly due to increased volumes not generated proportionately by introducing brokers, as well as the combined increase in interest income and principal transactions as a percentage of revenues, which do not result in increased sales commission.

Other Expenses

Employee Compensation and Benefits (Excluding Non-recurring IPO Awards)

This caption on the unaudited consolidated and combined statements of operations refers to all employee compensation including stock based compensation expense for equity instruments, but excludes restricted shares and restricted share units issued in connection with the initial public offering. Employee compensation and benefits excluding IPO awards increased $52.2 million, or 12.6%, to $467.4 million for the six months ended September 30, 2007 from $415.2 million for the six months ended September 30, 2006. Of this increase, $14.6 million related to the non-recurring accelerated vesting of predecessor Man Group stock-based compensation awards. Prior to the Separation, certain of our employees participated in Man Group’s stock-based compensation plans, and at the time of the initial public offering, their awards were accelerated as “good leavers”, resulting in the non-recurring charge.

The remainder of the increase was primarily due to the 19.3% increase in revenues, net of interest and transaction-based expenses, resulting in a comparable increase in variable compensation paid to employees based on sales volumes and profit contributions. Fixed front and back office compensation as a percentage of total employee compensation and benefits was 39.3% for the six months ended September 30, 2007 from 40.5% for the six months ended September 30, 2006. The non-recurring charge for the vesting of Man Group stock compensation awards under the plan terms of $14.6 million in the six months ended September 30, 2007 is offset by the $14.1 million non-recurring charge related to the termination of the U.S. defined benefit pension plan included within employee compensation and benefits in the six months ended September 30, 2006. Employee compensation and benefits excluding IPO awards, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 57.7% for the six months ended September 30, 2007 from 61.2% for the six months ended September 30, 2006. The compensation ratio declined as we benefited from Refco synergies and the fact that we did not pay out on the interest on excess cash. The adoption of SFAS 123R in April 2006 also resulted in a cumulative benefit from accounting change of $1.0 million in the six months ended September 30, 2006. The benefit from accounting change reflects the net cumulative impact of estimating future forfeitures in determining expenses for the period, rather than recording forfeitures when they occur as previously permitted under APB 25.

Employee Compensation and Benefits Related to Non-recurring IPO Awards

This caption on the unaudited consolidated and combined statements of operations refers to stock-based compensation expense for restricted shares and restricted share units issued in connection with our initial public offering. Employee compensation and benefits related to non-recurring IPO awards were $15.0 million for the three and six months ended September 30, 2007, and is considered non-recurring and directly attributable to our initial public offering. This expense is also considered a non-cash charge as the cost was incurred by Man Group as part of our initial public offering.

Communications and Technology

Communications and technology expenses increased $6.4 million, or 13.1%, to $55.1 million for the six months ended September 30, 2007 from $48.7 million for the six months ended September 30, 2006. This increase was primarily due to the incremental ongoing expenses associated with servicing additional brokerage personnel and key client accounts and systems as a result of the organic growth of our business. Increases in transaction volumes tend to result in increased demand for direct lines and data transfer capabilities, although at a lower growth rate than volumes. This includes software licenses and costs related to the trading systems. Communications and technology, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 6.8% for the six months ended September 30, 2007 from 7.1% for the six months ended September 30, 2006.

Occupancy and Equipment Costs

Occupancy and equipment costs increased $0.2 million, or 1.1%, to $17.3 million for the six months ended September 30, 2007 from $17.1 million for the six months ended September 30, 2006. Occupancy and equipment costs, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 2.1% for the six months ended September 30, 2007 from 2.5% for the six months ended September 30, 2006.

Depreciation and Amortization

Depreciation and amortization increased $3.6 million, or 16.5%, to $25.4 million for the six months ended September 30, 2007 from $21.8 million for the six months ended September 30, 2006. This increase was due to the amortization of additional client relationships and other intangibles acquired during the acquisition of Dowd Westcott at the end of fiscal 2007, and the acquisition of FXA Securities Ltd. during the six months ended September 30, 2007. Depreciation and amortization, as a percentage of revenues, net of interest and transaction-based expenses, decreased slightly to 3.1% for the six months ended September 30, 2007 from 3.2% for the six months ended September 30, 2006.

Professional Fees

Professional fees increased $13.8 million, or 75.9%, to $32.0 million for the six months ended September 30, 2007 from $18.2 million for the six months ended September 30, 2006. This increase was primarily due to increased consulting fees related to the implementation of new regulatory requirements, such as the BASEL II capital adequacy framework and MiFID, as well as increased legal costs related to numerous legal proceedings during the six months ended September 30, 2007. Professional fees, as a percentage of revenues, net of interest and transaction-based expenses, increased to 3.9% for the six months ended September 30, 2007 from 2.7% for the six months ended September 30, 2006.

General and Other

General and other expenses increased $2.7 million, or 6.5%, to $44.8 million for the six months ended September 30, 2007 from $42.1 million for the six months ended September 30, 2006. This increase was due primarily to increased travel and entertainment expenses of $4.0 million and increased insurance premiums of $2.9 million, offset by a translation gain of $3.7 million recognized during the six months ended September 30, 2007. General and other expenses, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 5.5% for the six months ended September 30, 2007 from 6.2% for the six months ended September 30, 2006. Included within general and other expenses is bad debt expense, which remained unchanged at 0.3% of revenues, net of interest and transaction-based expenses.

PAAF Legal Settlement

As a result of active discussions to settle litigation against our U.S. operating company brought by a court-appointed receiver for PAAF and its fund manager and commodity pool operator, we recorded a litigation accrual of $69.0 million in the six months ended September 30, 2007. On December 3, 2007, we entered into an agreement to settle this matter as discussed elsewhere in this prospectus. Man Group has agreed to indemnify us for all costs, expenses and liabilities we may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts and circumstances which give rise to that claim for amounts in excess of $50.0 million after giving effect to any insurance proceeds we receive.

IPO-Related Costs

We incurred costs of $47.2 million and $7.4 million, or approximately 5.8% and 1.1% of our revenues, net of interest and transaction-based expenses, for the six months ended September 30, 2007 and 2006, respectively in connection with the Reorganization, Separation and Recapitalization transactions and our initial public offering, which we refer to as IPO-related costs. These costs consisted primarily of legal, accounting and consulting fees. Since we did not receive proceeds from the initial public offering, we have expensed these costs. These costs are considered non-recurring and are considered non-cash in nature as we have been reimbursed by Man Group for these costs through the Recapitalization. In the future, we expect to incur additional IPO-related costs associated with our rebranding and marketing efforts and compliance with the Sarbanes-Oxley Act.

Refco Integration Costs

Refco integration costs decreased by $13.7 million, to $2.1 million for the six months ended September 30, 2007 from $15.8 million for the six months ended September 30, 2006. We incurred integration costs directly reflecting the Refco acquisition, primarily related to retention and severance of Refco personnel, and these costs do not reflect new contracts but rather the completion of previously existing agreements. Refco integration costs, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 0.3% for the six months ended September 30, 2007 from 2.3% for the six months ended September 30, 2006. These costs are not considered part of normal operations and will continue to reduce in future periods.

Gains on Exchange Seats and Shares

Gains on exchange seats and shares increased $60.2 million, to $74.2 million for the six months ended September 30, 2007 from $14.1 million for the six months ended September 30, 2006. These gains for the six months ended September 30, 2007 were primarily due to gains on the sale of shares of ICE, Euroclear, NYMEX, CBOT and CME, offset by mark-to-market losses on all our excess exchange shares. Our excess exchange seats and shares were significantly reduced through their contribution to a subsidiary of Man Group in connection with the Reorganization and Separation transactions and the disposal of further excess exchange seats and shares in our fiscal 2008 second quarter. As a result, absent future demutualizations or changes in trading requirements, we do not expect to recognize material amounts of gains on seats and shares in future periods.

Loss on Extinguishment of Debt

As of June 30, 2007, our outstanding borrowings included private placement notes to third parties. In connection with these notes, we had interest rate swaps in place to swap the fixed interest payments to floating rates. In July 2007, we repaid these borrowings and settled the related interest rate swaps prior to their scheduled maturity. In repaying the private placement notes and settling the interest rate swaps prior to their scheduled maturity, we incurred a loss on the early extinguishment of debt of $18.3 million, which has been disclosed separately within our unaudited consolidated and combined statement of operations for the three and six months ended September 30, 2007.

Interest on Borrowings

Interest on borrowings increased $9.2 million, or 42.1%, to $31.1 million for the six months ended September 30, 2007 from $21.9 million for the six months ended September 30, 2006. This increase was primarily due to increased interest rates related to our subordinated debt and intercompany borrowings with Man Group, as well as entering into borrowings under our bridge loan of $1.4 billion as part of the Reorganization and Separation transactions in connection with our initial public offering replacing our borrowings with Man Group and other third parties. Interest from borrowings, as a percentage of revenues, net of interest and transaction-based expenses, increased to 3.8% for the six months ended September 30, 2007 from 3.2% for the six months ended September 30, 2006.

Provision for Income Taxes

Income taxes increased $45.2 million, to $73.8 million, for the six months ended September 30, 2007 from $28.5 million for the six months ended September 30, 2006. Our effective tax rate was 124%, up from 34% for the six months ended September 30, 2006. Part of the increase in income tax expense was due to the overall growth of the business as reflected by the increased net revenues. However, the increase in the effective tax rate primarily relates to a significantly higher taxable profit in relative terms in the United States, as well as non-deductible IPO-related costs incurred in the six months ended September 30, 2007 and a $59.5 million one-time tax charge triggered by our initial public offering on a prior period internal reorganization. This one-time tax charge relates to Man Group’s separation of its brokerage affiliates from its investment affiliates in the U.S. by means of an internal tax-free spin-off transaction in August 2006. The initial public offering caused this earlier transaction to be recharacterized as fully taxable and our U.S. affiliates were liable for the tax, which has been fully reimbursed by Man Group through a capital infusion. Our effective tax rate on continuing operations remains approximately 35%.

Year Ended March 31, 2007 Compared to the Year Ended March 31, 2006

	For the Year Ended March 31,		% Change
	2007	2006
	(in millions)
Revenues
Execution-only commission	$386.5	$261.8	47.6%
Cleared commission	1,280.0	865.6	47.9
Principal transactions	299.6	158.6	88.9
Interest income	4,090.4	1,388.1	194.7
Other	37.8	29.2	29.5

Total revenues	6,094.4	2,703.2	125.5

Interest and transaction-based expenses:
Interest expense	3,739.3	1,173.5	218.6
Execution and clearing fees	700.4	463.4	51.1
Sales commission	275.9	119.8	130.3

Total interest and transaction-based expenses	4,715.6	1,756.7	168.4

Revenues, net of interest and transaction-based expenses	1,378.7	946.5	45.7

Expenses
Employee compensation and benefits	834.7	595.7	40.1
Communications and technology	102.2	72.2	41.6
Occupancy and equipment costs	29.8	24.5	21.6
Depreciation and amortization	46.8	28.2	66.0
Professional fees	50.1	26.7	87.6
General and other	77.3	46.4	66.6
IPO-related costs	33.5	—	—
Refco integration costs	19.4	66.8	(71.0)

Total other expenses	1,193.9	860.5	38.7

Gains on exchange seats and shares	126.7	33.5	278.2
Net gain on settlement of legal proceeding	21.9	—	—
Interest on borrowings	43.8	31.5	39.0

Income before provision for income taxes	289.7	88.0	229.2
Provision for income taxes	100.0	28.2	254.6
Minority interest in income of combined companies (net of tax)	1.7	0.3	466.7
Equity in earnings of uncombined companies (net of tax)	0.1	0.3	(66.7)

Net income	$188.0	$59.8	214.4%

Overview

Revenues, net of interest and transaction-based expenses, increased $432.2 million, or 45.7%, to $1,378.7 million for fiscal 2007 from $946.5 million for fiscal 2006. Total revenues increased $3,391.2 million, or 125.5% during the same period, to $6,094.4 million for fiscal 2007 from $2,703.2 million for fiscal 2006. This increase was primarily due to a 48.7% increase in our total volumes of executed or cleared exchange-traded futures and option transactions from 1,011.4 million contracts for fiscal 2006 to 1,503.5 million contracts for fiscal 2007. The increase of 492.1 million contracts in our total volumes of executed or cleared exchange-traded futures and option transactions was generated across all of our primary products, trading markets and regions and is attributable to the organic growth of our business and the Refco acquisition. The assets we acquired from Refco in November 2005 are reflected in our fiscal 2006 financial results for a period of four months, compared to the full year in fiscal 2007. More than half of our volume growth was attributable to these Refco assets, with the remainder of the volume increase due to organic growth in our business. For fiscal 2007, we attribute 290.3 million contracts of our executed or cleared transactions to the acquisition of the Refco assets compared to 80.5 million contracts for fiscal 2006. Also contributing to this increase in our total revenues and our revenues, net of interest and transaction-based expenses, was an increase in average client balances for fiscal 2007, in large part due to the Refco acquisition, which resulted in a significant increase in our interest income. Increased market activity and volatility in the foreign exchange, energy and metals sectors further contributed to the increase in our total revenues and our revenues, net of interest and transaction-based expenses because greater volatility resulted in our receiving better spreads during fiscal 2007 than we did during fiscal 2006. During fiscal 2007, there was also a slight increase in other revenues of $8.6 million earned from increased ancillary services provided to clients.

Our other expenses, which refer to our expenses other than interest and transaction-based expenses, increased $333.4 million, or 38.7%, to $1,193.9 million for fiscal 2007 from $860.5 million for fiscal 2006. The increase was primarily due to the $239.0 million increase in employee compensation and benefits expenses directly related to the growth in our total revenues and our revenues, net of interest and transaction-based expenses, combined with an increase in head count for fiscal 2007 resulting in part from the Refco integration. Also contributing to the increase in our other expenses were $19.4 million in costs related to the Refco integration, a $26.7 million settlement and curtailment expense related to the termination of the U.S. defined benefit plans in which our U.S. employees participated, $5.6 million in legal reserves and $33.5 million in incremental professional fees incurred in connection with the Reorganization and Separation transactions.

Income before provision for income taxes increased $201.7 million, or 229.2%, to $289.7 million for fiscal 2007 from $88.0 million for fiscal 2006. This increase was primarily due to increased total revenues and revenues, net of interest and transaction-based expenses, as a result of the growth in transaction volumes we experienced across all markets, products and geographies, the inclusion of the Refco assets for the full period for fiscal 2007, the increased gains on exchange seats and shares and the gain on the settlement of the Cargill legal proceeding. These increases were offset in part by the increase in other expenses described above.

Net income increased $128.2 million, or 214.4%, to $188.0 million for fiscal 2007 from $59.8 million for fiscal 2006. Net income, as a percentage of revenues, net of interest and transaction-based expenses, increased to 13.6% for fiscal 2007 from 6.3% for fiscal 2006, as a result of the increase in income before taxes as a percentage of revenues, net of interest and transaction-based expenses.

Revenues

Execution-only Commissions

Execution-only commissions increased $124.7 million, or 47.6%, to $386.5 million for fiscal 2007 from $261.8 million for fiscal 2006. This increase was primarily due to an increase of 29.9% in our volume of execution-only exchange-traded futures and options transactions from 337.6 million contracts for fiscal 2006 to 438.4 million contracts for fiscal 2007, combined with a higher portion of our transaction volumes being generated in higher-margin trading markets or regions or by higher-margin clients. The increase in our transaction volumes was primarily driven by an increase in the number of trades in interest rate products we executed during the period, reflecting interest rate uncertainties and increased trading activity in the interest rate derivative markets. Execution-only commissions, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, partly due to higher growth in our interest income, net and principal transactions, during the period.

Cleared Commissions

Cleared commissions increased $414.4 million, or 47.9%, to $1,280.0 million for fiscal 2007 from $865.6 million for fiscal 2006. This increase was primarily due to an increase of 58.1% in our volume of cleared exchange-traded futures and options transactions from 673.8 million contracts for fiscal 2006 to 1,065.1 million contracts for fiscal 2007. Approximately 50.8% of this increase in our volume of cleared transactions was due to additional transactions generated by the acquisition of the Refco assets. We experienced an increase in transaction execution and clearing volumes across almost all products, trading markets and regions. Cleared commissions, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, as a result of higher growth in our interest income, net and principal transactions, during this period.

Principal Transactions

Principal transactions increased $141.0 million, or 88.9%, to $299.6 million for fiscal 2007 from $158.6 million for fiscal 2006. This increase was primarily due to greater market volatility in both the foreign exchange and metals trading markets (which primarily involve matched-principal execution), predominantly in Europe, resulting in an increased spread between buy and sell transactions and therefore higher revenues. Foreign exchange and metals have historically represented, and continue to represent, the trading markets in which the largest portion of our matched principal execution occurs. Principal transactions, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, primarily as a result of growth in interest income, net during the period.

Interest Income, Net

Interest income, net, increased $136.5 million, or 63.6%, to $351.1 million for fiscal 2007 from $214.6 million for fiscal 2006. This increase was primarily due to an increase in interest rates combined with a 28.7% increase in the amount of average client balances attributable in large part to client accounts acquired as part of the Refco assets in November 2005. The average federal funds rate in the United States increased from 3.71% during fiscal 2006 to 5.17% during fiscal 2007. The increase in interest income, net, is also due in part to the growth in the contract value of our client activity in our fixed income products, consisting of both secured financings of repurchase and reverse repurchase transactions and stock borrowing and lending activities. This was evidenced by the fact that the book value of reverse repurchase and stock borrowed transactions increased $13.2 billion, or 123.9%, to $23.9 billion as of March 31, 2007 from $10.7 billion as of March 31, 2006. In addition, the book value of repurchase and stock loan transactions increased $15.0 billion, or 125.9%, to $27.0 billion as of March 31 2007 from $11.9 billion as of March 31, 2006. Interest expense as a percentage of interest income rose to 91.4% for fiscal 2007 from 84.5% for fiscal 2006. Our client funds as of March 31, 2007 were $15.8 billion, compared to $15.4 billion as of March 31, 2006.

Other Revenues

Other revenues increased $8.6 million, or 29.5%, to $37.8 million for fiscal 2007 compared to $29.2 million for fiscal 2006. Other revenues during these periods consisted primarily of third-party fees received from clients and other counterparties for the use of various trading systems, data and other back-office services and support. Other revenues, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, as a result of higher growth in our interest income, net and principal transactions during this period.

Transaction-based Expenses

Execution and Clearing Fees

Execution and clearing fees increased $237.0 million, or 51.1%, to $700.4 million for fiscal 2007 from $463.4 million for fiscal 2006. This increase was primarily due to a 48.7% increase in our volume of executed or cleared exchange-traded futures and options transactions from 1,011.4 million contracts for fiscal 2006 to 1,503.5 million contracts for fiscal 2007, combined with a slight shift in clients’ trading to products, markets or regions that result in higher third-party execution and clearing fees. We experienced increased transaction volumes in most of our principal trading markets, products and geographic regions. Approximately 42.6% of this volume increase was due to incremental transactions generated by the acquisition of the Refco assets, in excess of acquired Refco volume in fiscal 2006. Our execution and clearing fees are not fixed, but instead are calculated on a per-contract basis, and vary based on the market on which transactions are executed and cleared. Execution and clearing fees, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, partly due to the increase in interest income and principal transactions as a percentage of revenues, which do not result in increased execution and clearing fees.

Sales Commissions

Sales commissions increased $156.1 million, or 130.3%, to $275.9 million for fiscal 2007 from $119.8 million for fiscal 2006. This increase reflects the growth in volumes as well as the expansion of business operations through the acquisition of the Refco assets, which included customer accounts and associated legacy relationships with introducing brokers resulting in sales commissions of $122.7 million for fiscal 2007. Depending on the specific arrangements with introducing brokers, increased volumes usually result in a proportionate increase in commissions paid to brokers. Sales commissions, as a percentage of total revenues, increased for fiscal 2007 from fiscal 2006, due in part to a larger percentage of our business being conducted through introducing brokers, primarily from the Refco acquisition, in fiscal 2007.

Other Expenses

Employee Compensation and Benefits

Employee compensation and benefits increased $239.0 million, or 40.1%, to $834.7 million for fiscal 2007 from $595.7 million for fiscal 2006. This increase was primarily due to the 45.7% increase in revenues, net of interest and transaction-based expenses, resulting in a comparable increase in variable compensation paid to employees based on sales volumes and profit contributions. To a lesser extent, our employee compensation and benefits expenses increased due to a larger number of brokerage personnel in fiscal 2007 following the Refco acquisition in November 2005, in addition to the $26.7 million in costs related to the termination of the U.S. defined benefit plans in which our U.S. employees participated. See Note 16 to our combined financial statements for further details regarding the termination of the plan. Fixed front and back office compensation as a percentage of total employee compensation and benefits decreased to 39.6% for fiscal 2007 from 43.1% for fiscal 2006. This is partly due to the additional charge of $26.7 million related to the termination of the U.S. defined benefit plan included within employee compensation and benefits in fiscal 2007, which is not part of our fixed front and back office compensation. The adoption of SFAS 123R in April 2006 also resulted in a cumulative benefit from accounting change of $1.0 million in fiscal 2007. The benefit from accounting change reflects the net cumulative impact of estimating future forfeitures in determining expenses for the period, rather than recording forfeitures when they occur as previously permitted under APB 25. Employee compensation and benefits, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 60.5% for fiscal 2007 from 62.9% for fiscal 2006. This is mainly due to additional compensation-related expenses incurred during the last quarter of fiscal 2006 of $38.4 million as a result of management’s decision to retain a large number of Refco employees rather than terminating these employees outright after our acquisition.

Communications and Technology

Communications and technology expenses increased $30.0 million, or 41.6%, to $102.2 million for fiscal 2007 from $72.2 million for fiscal 2006. This increase was primarily due to the incremental ongoing expenses associated with servicing additional brokerage personnel and key client accounts and systems, as a result of both our acquisition of the Refco assets and the organic growth of our business. Increases in transaction volumes tend to result in increased demand for direct lines and data transfer capabilities, although at a lower growth rate than volumes. Communications and technology, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 7.4% for fiscal 2007 from 7.6% for fiscal 2006.

Occupancy and Equipment Costs

Occupancy and equipment costs increased $5.3 million, or 21.6%, to $29.8 million for fiscal 2007 from $24.5 million for fiscal 2006. This increase was primarily due to the incremental rent and occupancy expenses associated with the acquired Refco assets and the resulting increase in headcount during the year. Occupancy and equipment costs, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 2.2% for fiscal 2007 from 2.6% for fiscal 2006.

Depreciation and Amortization

Depreciation and amortization increased $18.6 million, or 66.0%, to $46.8 million for fiscal 2007 from $28.2 million for fiscal 2006. This increase was due to the amortization of additional client relationships and other intangibles acquired as part of the Refco acquisition, partially offset by other historical intangible assets getting closer to the end of their remaining useful lives. Depreciation and amortization, as a percentage of revenues, net of interest and transaction-based expenses, increased to 3.4% for fiscal 2007 from 3.0% for fiscal 2006 reflecting these additional intangible assets.

Professional Fees

Professional fees increased $23.4 million, or 87.6%, to $50.1 million for fiscal 2007 from $26.7 million for fiscal 2006. This increase was primarily due to consulting fees related to the implementation of new regulatory requirements, such as the BASEL II capital adequacy framework, as well as legal costs related to numerous legal proceedings, accounting services and other professional fees incurred during fiscal 2007. Professional fees, as a percentage of revenues, net of interest and transaction-based expenses, increased to 3.6% for fiscal 2007 from 2.8% for fiscal 2006.

General and Other

General and other expenses increased $30.9 million, or 66.6%, to $77.3 million for fiscal 2007 from $46.4 million for fiscal 2006. This increase was due primarily to the recording of a legal provision of $5.6 million related to certain litigation reserves during the period, a reversal of translation gains in fiscal 2006 and the recognition of a translation loss in fiscal 2007 totaling a $12.3 million change, as well as numerous other sundry increases. General and other expenses, as a percentage of revenues, net of interest and transaction-based expenses, increased to 5.6% for fiscal 2007 from 4.9% for fiscal 2006.

IPO-Related Costs

We incurred costs of $33.5 million, or approximately 2.4% of our revenues, net of interest and transaction-based expenses, for fiscal 2007 in connection with the Reorganization, Separation and Recapitalization transactions. These costs consisted primarily of legal, accounting and consulting fees. Since we did not receive proceeds from the initial public offering of our common shares, we have expensed these costs.

Refco Integration Costs

Refco integration costs decreased by $47.4 million, or 71.0%, to $19.4 million for fiscal 2007 from $66.8 million for fiscal 2006. The Refco integration costs for fiscal 2007 consisted primarily of retention payments to Refco employees. Refco integration costs, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 1.4% for fiscal 2007 from 7.1% for fiscal 2006.

Gains on Exchange Seats and Shares

Gains on exchange seats and shares increased $93.2 million, or 278.2%, to $126.7 million for fiscal 2007 from $33.5 million for fiscal 2006. These gains for fiscal 2007 were mainly due to gains on sale of NYMEX seats of $53.3 million and CME shares of $2.9 million, as well as mark-to-market gains of $6.0 million on excess CME shares, $16.1 million on excess CBOT shares, $19.2 million on excess NYMEX shares and $23.9 million on excess IntercontinentalExchange, London Stock Exchange, London Mercantile Exchange and Singapore Exchange Ltd. exchange shares. We contributed approximately 60% of our excess exchange seats and shares to a subsidiary of Man Group in connection with the Reorganization and Separation transactions and intend to dispose of substantially all of our remaining excess exchange seats and shares following the initial public offering of our common shares. As a result, absent future demutualizations or changes in trading requirements, we do not expect to recognize material amounts of gains on seats and shares in future periods.

Net Gain on Settlement of Legal Proceeding

We received a net gain on the settlement of a legal proceeding of $21.9 million, or 1.6% of our revenues, net of interest and transaction-based expenses, for fiscal 2007. This gain was a result of the settlement agreement with Cargill on March 30, 2007 of $28.0 million, net of the contingent asset of $0.8 million recognized at acquisition and the contingent legal costs incurred of $5.3 million.

Interest on Borrowings

Interest on borrowings increased $12.3 million, or 39.0%, to $43.8 million for fiscal 2007 from $31.5 million for fiscal 2006. This increase was primarily due to increased interest rates related to our subordinated debt and intercompany borrowings with Man Group, offset by a decrease in the principal amount of our long-term debt to finance acquisitions and working capital requirements. Interest from borrowings, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 3.2% for fiscal 2007 from 3.3% for fiscal 2006.

Provision for Income Taxes

Income taxes increased $71.8 million, or 254.6%, to $100.0 million, for fiscal 2007 from $28.2 million for fiscal 2006. Our effective income tax rate was 34.5% for fiscal 2007, up from 32.1% in fiscal 2006. The increase in income tax expense was primarily due to the overall growth of the business at the level of income before income taxes (an increase of $201.7 million, or 229.2%, to $289.7 million for fiscal 2007 from $88.0 million for fiscal 2006). The increase in effective income tax rate primarily relates to a significantly higher taxable profit in relative terms from the United States in fiscal 2007, partly as a result of the non-recurring costs incurred in connection with the acquisition and integration of the Refco assets in fiscal 2006 and non-deductible IPO-related costs incurred in fiscal 2007.

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

	Year Ended March 31,
	2006	2005	% Change
	(in millions)
Revenues
Execution-only commissions	$261.8	$237.7	10.1%
Cleared commissions	865.6	687.0	26.0
Principal transactions	158.6	142.9	11.0
Interest income	1,388.1	669.2	107.4
Other	29.2	24.1	21.2

Total revenues	2,703.2	1,760.9	53.5

Interest and transaction-based expenses:
Interest expense	1,173.5	537.0	118.5
Execution and clearing fees	463.4	396.3	16.9
Sales commissions	119.8	105.8	13.2

Total interest and transaction-based expenses	1,756.7	1,039.1	69.1

Revenues, net of interest and transaction-based expenses	946.5	721.8	31.1

Expenses
Employee compensation and benefits	595.7	415.3	43.4
Communications and technology	72.2	62.2	16.1
Occupancy and equipment costs	24.5	14.9	64.4
Depreciation and amortization	28.2	23.3	21.0
Professional fees	26.7	19.8	34.8
General and other	46.4	50.5	(8.1)
Refco integration costs	66.8	—	—

Total other expenses	860.5	586.1	46.8
Gains on exchange seats and shares	33.5	5.8	477.6
Interest on borrowings	31.5	17.7	78.0

Income before provision for income taxes	88.0	123.8	(28.9)
Provision for income taxes	28.2	39.5	(28.6)
Minority interest in income of combined companies (net of tax)	0.3	—	—
Equity in earnings of uncombined companies (net of tax)	0.3	—	—

Net income	$59.8	$84.2	(29.0)%

Overview

Revenues, net of interest and transaction-based expenses, increased $224.7 million, or 31.1%, to $946.5 million for fiscal 2006 from $721.8 million for fiscal 2005. Total revenues increased $942.3 million, or 53.5% during the same period, to $2,703.2 million for fiscal 2006 from $1,760.9 million for fiscal 2005. This increase was primarily due to a 32.7% increase in our total volumes of executed or cleared exchange-traded futures and options transactions from 761.9 million contracts for fiscal 2005 to 1,011.4 million contracts for fiscal 2006, which was generated across the primary trading markets, products and geographic regions that we serve combined with growth in our client balances. This growth also reflected the continued growth in market share reflected by our increased volumes and the benefits of continued activity in our markets. The Refco acquisition accounted for approximately one-third of the increase in our transaction volumes executed or cleared and almost one-third of the increase in our customer balances, all of which were attributable to the last four months of fiscal 2006. For fiscal 2006, we attribute 80.5 million contracts of our executed and cleared transactions to the Refco acquisition.

Our other expenses, which refer to our expenses as other than interest and transaction-based expenses, increased $274.4 million, or 46.8%, to $860.5 million for fiscal 2006 from $586.1 million for fiscal 2005. This increase was primarily due to a $180.4 million increase in employee compensation and benefits primarily due to the increase in variable compensation as a result of the increase in our total revenues and our revenues, net of interest income and transaction-based expenses, the incurrence of $66.8 million in retention, termination and other costs in connection with the Refco integration, an increase in head count for the last four months of fiscal 2006 due to the Refco acquisition, as well as a net operating loss of $11.8 million from Refco-related operations for the last four months of fiscal 2006. These expenses were partially offset by a $27.7 million increase in the gains on exchange seats and shares from $5.8 million in fiscal 2005 to $33.5 million in fiscal 2006.

Income before provision for income taxes decreased $35.8 million, or 28.9%, to $88.0 million for fiscal 2006 from $123.8 million for fiscal 2005, with income before taxes, as a percentage of revenues, net of interest and transaction-based expenses decreasing from 17.2% to 9.3%. This decrease was primarily due to the factors identified above.

Net income decreased $24.4 million, or 29.0%, to $59.8 million for fiscal 2006 from $84.2 million for fiscal 2005. This decrease was primarily due to the incurrence of additional expenses in connection with the acquisition and integration of Refco, offset in part by the increase in gains on exchange seats and shares, as described above. Net income, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 6.3% for fiscal 2006 from 11.7% for fiscal 2005.

Revenues

Execution-only Commissions

Execution-only commissions increased $24.1 million, or 10.1%, to $261.8 million for fiscal 2006 from $237.7 million for fiscal 2005. This increase was due to an increase of 23.2% in our volume of execution-only exchange-traded futures and options transactions from 274.0 million contracts in fiscal 2005 to 337.6 million contracts in fiscal 2006, offset in part by the fact that a smaller portion of our transaction volumes was generated in higher margin trading markets or regions, or by higher margin clients. The increase in our transaction volumes was primarily driven by an increase in the volume of interest rate products we executed during the period as a result of interest rate uncertainties and increased trading volumes in interest rate derivatives. Execution-only commissions, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005, as our volume of execution-only transactions for fiscal 2006 grew at a lower rate than other service areas, primarily interest income, net, during that period. In addition, the growth in transaction volumes resulting from the Refco acquisition impacted our cleared commissions since most of the former Refco clients have clearing accounts with us but did not impact the volume of our execution-only transactions.

Cleared Commissions

Cleared commissions increased $178.6 million, or 26.0%, to $865.6 million for fiscal 2006 from $687.0 million for fiscal 2005. This increase was primarily due to an increase of 38.1% in our volume of cleared exchange-traded futures and options transactions executed and cleared from 487.9 million contracts for fiscal 2005 to 673.8 million contracts for fiscal 2006. Approximately 43.2% of this volume increase was generated as a result of the Refco acquisition during the last four months of fiscal 2006. We experienced an increase in transaction execution and clearing volumes across almost all of our products, trading markets and regions.

Principal Transactions

Principal transactions increased $15.7 million, or 11.0%, to $158.6 million for fiscal 2006 from $142.9 million for fiscal 2005. This increase was primarily due to a moderate increase in the level of market volatility in both the foreign exchange and metals markets (which principally involve matched-principal execution), primarily in Europe. Foreign exchange and metals have historically represented, and continue to represent, the trading markets in which the largest portion of our matched principal execution occurs. Principal transactions, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005, primarily as a result of higher growth in other revenue sources, primarily interest income, net, during the period.

Interest Income, Net

Interest income, net, increased $82.4 million, or 62.3%, to $214.6 million for fiscal 2006 from $132.2 million for fiscal 2005. This increase was primarily due to an increase in average interest rates as combined with a $6.6 billion, or 75.0% increase in the amount of client funds to $15.4 billion as of March 31, 2006 compared to $8.8 billion as of March 31, 2005, attributable in large part to client accounts acquired as part of the Refco acquisition. The average federal funds rate in the United States increased from 1.72% during fiscal 2005 to 3.71% during fiscal 2006. The increase in interest income, net, is also due in part to the growth in the contract value of our client activity in our fixed income business, consisting of both secured financings of repurchase and reverse repurchase transactions and stock borrowing and lending activities. The book value of reverse repurchase and stock borrowed transactions increased by $541.6 million, or 5.9%, to $10.7 billion as of March 31, 2006 from $10.1 billion as of March 31, 2005. The contract value of repurchase and stock loan transactions increased by $2.0 billion, or 20.2%, to $11.9 billion as of March 31, 2006 from $9.9 billion as of March 31, 2005. Interest expense as a percentage of interest income increased to 84.5% for fiscal 2006 from 80.2% for fiscal 2005. Our client funds increased 75.0% to $15.4 billion as of March 31, 2006 from $8.8 billion as of March 31, 2005 due in part to the Refco acquisition.

Other Revenues

Other revenues increased $5.1 million, or 21.2%, to $29.2 million for fiscal 2006 from $24.1 million for fiscal 2005. This increase was primarily due to an increase in fees for third-party services provided to clients, such as fees paid by clients for the use of trading screens and other ancillary services, in part because of the increase in the number of our clients as a result of our acquisition of the Refco assets. Other revenues, as a percentage of total revenues, decreased slightly for fiscal 2006 from fiscal 2005, as a result of higher growth in our net interest income and principal transactions during this period.

Transaction-based Expenses

Execution and Clearing Fees

Execution and clearing fees increased $67.1 million, or 16.9%, to $463.4 million for fiscal 2006 from $396.3 million for fiscal 2005. This increase was due to a 32.7% increase in our volume of executed or cleared exchange-traded futures and options transactions to 1,011.4 million contracts in fiscal 2006 from 761.9 million contracts in fiscal 2005, offset in part by the fact that a smaller portion of our transaction volumes was generated in higher margin trading markets or regions, or by higher margin clients. We experienced increased transaction volumes in most of our principal trading markets, products and geographic regions. Approximately half of this increase (representing an approximately 11.5% increase in our transaction volume) was due to additional transactions generated in the last four months of fiscal 2006 as a result of the Refco acquisition. Our execution and clearing fees are not fixed, but instead are calculated on a per-contract basis and vary based on the market in which transactions are executed and cleared. Execution and clearing fees, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005. This decrease is partly due to the increase in net interest income as a percentage of revenues, which does not result in increased execution and clearing fees.

Sales Commissions

Sales commissions increased $14.0 million, or 13.2%, to $119.8 million for fiscal 2006 from $105.8 million for fiscal 2005. This increase primarily reflects the increase in transaction volumes, as well as the expansion of our business operations through the Refco acquisition, which included customer accounts and associated legacy relationships with introducing brokers. Sales commissions, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005.

Expenses

Employee Compensation and Benefits

Employee compensation and benefits increased $180.4 million, or 43.4%, to $595.7 million for fiscal 2006 from $415.3 million for fiscal 2005. The increase was primarily due to the 31.1% increase in revenues, net of interest and transaction-based expenses, resulting in a comparable increase in variable compensation paid to employees based on team profitability under negotiated agreements. Also contributing to this increase were (1) an increase in expenses recognized in connection with stock-based compensation from $13.0 million in fiscal 2005 to $24.5 million in fiscal 2006 due to the increase in the price of Man Group’s stock and the resulting impact on the intrinsic value of the awards determined pursuant to APB 25, and (2) an increase in the number of brokerage personnel in the last four months of fiscal 2006 as part of the Refco acquisition. Fixed compensation as a percentage of total employee compensation and benefits was 43.1% in fiscal 2006 and 42.7% in fiscal 2005. Employee compensation and benefits, as a percentage of total revenues, net of interest and transaction-based expenses, increased to 62.9% for fiscal 2006 from 57.5% for fiscal 2005. This increase is directly related to the increase in volumes and negotiated compensation arrangements for front office staff. Primarily as a result of our acquisition of the Refco assets, our number of employees increased to 2,980 as of March 31 2006, compared to 1,650 as of March 31, 2005.

Communications and Technology

Communications and technology expenses increased $10.0 million, or 16.1%, to $72.2 million for fiscal 2006 from $62.2 million for fiscal 2005. This increase was primarily due to the incremental ongoing expenses incurred in the last four months of fiscal 2006 in servicing additional brokerage personnel and key client accounts and systems, both acquired as part of the Refco acquisition, as well as additional expenses incurred throughout fiscal 2006 due to the organic growth of our business. Increases in transaction volumes tend to result in increased demand for direct lines and data transfer capabilities, although at a lower growth rate. Communications and technology, as a percentage of total revenues, net of interest and transaction-based expenses, decreased to 7.6% for fiscal 2006 from 8.6% for fiscal 2005.

Occupancy and Equipment Costs

Occupancy and equipment costs increased $9.6 million, or 64.4%, to $24.5 million, for fiscal 2006 from $14.9 million for fiscal 2005. This increase was due to the incremental expenses in the last four months of fiscal

2006 in connection with the Refco acquisition. Occupancy and equipment costs, as a percentage of total revenues, net of interest and transaction-based expenses, increased to 2.6% for fiscal 2006 from 2.1% for fiscal 2005.

Depreciation and Amortization

Depreciation and amortization increased $4.9 million, or 21.0%, to $28.2 million for fiscal 2006 from $23.3 million for fiscal 2005. This increase was due to the amortization of additional client relationships and other intangibles acquired as part of the Refco acquisition, offset in part by other historical intangible assets getting closer to the end of their remaining useful lives. Depreciation and amortization, as a percentage of total revenues, net of interest and transaction-based expenses, decreased to 3.0% for fiscal 2006 from 3.2% for fiscal 2005.

Professional Fees

Professional fees increased $6.9 million, or 34.8%, to $26.7 million for fiscal 2006 from $19.8 million for fiscal 2005. This increase was primarily due to additional information technology consulting and legal fees incurred in fiscal 2006 in connection with additional data warehousing projects and ongoing litigation, respectively. Professional fees, as a percentage of total revenues, net of interest and transaction-based expenses, increased slightly, to 2.8% for fiscal 2006 from 2.7% for fiscal 2005.

General and Other

General and other expenses decreased $4.1 million, or 8.1%, to $46.4 million for fiscal 2006 from $50.5 million for fiscal 2005. This decrease was primarily due to a $22.1 million change in foreign currency translation gain on translating monetary assets and liabilities of subsidiaries that are held in a currency other than the subsidiary’s functional currency. The decrease was offset in part by a $5.2 million increase in travel and entertainment expenses, a $2.2 million increase in administration, marketing and advertising expenses, a $2.8 million increase in legal expenses, as well as numerous other sundry increases. General and other expenses, as a percentage of total revenues, net of interest and transaction-based expenses, decreased to 4.9% for fiscal 2006 from 7.0% for fiscal 2005.

Refco Integration Costs

We incurred costs of approximately $66.8 million in relation our acquisition of the Refco assets in November 2005, consisting of the following components:

Year Ended 2006
(in millions)
Retention costs and bonuses	$38.7
Redundancy/severance	14.0
Professional fees	7.3
Other	6.8

Total	$66.8

Gains on Exchange Seats and Shares

Gains on exchange seats and shares increased $27.7 million to $33.5 million for fiscal 2006 from $5.8 million for fiscal 2005. The gains for fiscal 2006 were mainly due to mark-to-market gains of $20.4 million on excess London Stock Exchange, IntercontinentalExchange and Chicago Mercantile Exchange shares and gains of $11.7 million on sales of Chicago Mercantile Exchange and IntercontinentalExchange shares.

Interest on Borrowings

Interest on borrowings increased $13.8 million, or 78.0%, to $31.5 million for fiscal 2006 from $17.7 million for fiscal 2005. This increase was primarily due to increased interest rates on our subordinated debt and intercompany borrowings with Man Group, as well as an increase in the principal amount of our long-term debt to finance acquisitions and working capital requirements. Interest on borrowings, as a percentage of total revenues, net of interest and transaction-based expenses, increased to 3.3% for fiscal 2006 from 2.5% for fiscal 2005.

Provision for Income Taxes

Income taxes decreased $11.3 million, or 28.6%, to $28.2 million, for fiscal 2006 from $39.5 million for fiscal 2005. Our effective income tax rate was 32.1% for fiscal 2006, up from 31.9% in fiscal 2005. This increase was primarily due to one-off adjustments relating to the release of tax provisions in an amount of $3.8 million that ceased to be required in fiscal 2005, which was offset in part by net losses incurred in the United States in connection with the acquisition and integration of the Refco assets in fiscal 2006.

Non-GAAP Financial Measures

In addition to our unaudited consolidated and combined financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP financial measures of our financial performance for the reasons described further below. The presentation of these measures is not intended to be considered in isolation from, as a substitute for or as superior to, the financial information prepared and presented in accordance with U.S. GAAP, and our presentation of these measures may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. The non-GAAP financial measures we use are (1) non-GAAP adjusted income before provision for income taxes, which we refer to as “adjusted pre-tax income”, (2) non-GAAP adjusted net income, which we refer to as “adjusted net income”, and (3) non-GAAP adjusted net income per adjusted diluted common shares. These non-GAAP financial measures currently exclude the following items from our unaudited statement of operations:

•	Refco integration costs and fiscal 2006 loss

•	U.S. pension plan termination costs

•	Exchange membership gains and losses

•	IPO-related costs

•	Legal settlements

•	Loss of extinguishment of debt

•	Stock compensation expense due to the accelerated vesting of predecessor Man Group awards

•	Stock compensation expense on IPO awards

•	Tax liability from the Reorganization and Separation

We do not believe that any of these items are representative of our future operating performance. Other than exchange membership gains and losses, these items reflect costs that were incurred for specific reasons outside of normal operations, and were largely reimbursed to us by Man Group as part of the Recapitalization.

In addition, we may consider whether other significant non-operating or unusual items that arise in the future should also be excluded in calculating the non-GAAP financial measures we use. The non-GAAP financial measures also take into account income tax adjustments with respect to the excluded items.

Refco Integration Costs and Related Losses

On November 25, 2005, we acquired the Refco assets. We incurred integration costs directly reflecting the acquisition, related primarily to retention and severance of Refco personnel. These costs do not reflect new employment contracts but rather the completion of previously existing agreements. In addition, we incurred a loss of $11.8 million from Refco operations in the last four months of fiscal 2006. This loss is in addition to the integration costs described above and is due primarily to additional compensation-related expenses we incurred of approximately $38.4 million during this period as a result of management’s decision to retain a large number of Refco employees. Specifically, due in part to the bankruptcy proceedings then affecting certain Refco subsidiaries, our management decided to offer continued employment to these employees and to defer the decisions regarding which of these employees to retain as longer-term employees by a few months, which resulted in a significant additional compensation expense, and a loss, in these four months.

The retention and severance decisions relating to the Refco personnel were unusual ones and integrally related to the Refco integration and, as a result, we do not believe that these costs or this loss are representative of our future operating performance, or that we will incur similar costs or a similar loss in connection with our future acquisitions. We therefore have excluded the Refco integration costs and Refco loss from our adjusted net income and our adjusted income before taxes.

U.S. Pension Plan Termination Costs

We have also excluded the settlement and curtailment costs related to the termination of the predecessor pension plan in which all MF Global employees in the U.S. participated. We do not believe that these costs will be recurring or are representative of our future operating performance since they directly relate to the termination of the plan in anticipation of our initial public offering. All pension costs related to this plan have been included within the historical financial statements on a carve-out basis of accounting.

Exchange Membership Gains and Losses

We recognize unrealized gains or losses on exchange shares and seats that we hold in excess of the number of shares we need to conduct our operations as an executing broker or clearing member. The amount of unrealized gain or loss recorded for each period is based on the fair market value movements of these seats or shares, which can be highly volatile and subject to significant change from period to period. The amount of realized gain or loss recorded for each period is based on sales of excess shares for which we have significant gains following the demutualization of certain exchanges. We believe that the trends in our business are obscured by the presentation of these gains. Since these assets are not, as discussed below, an integral part of our business and normal operations following the Reorganization and Separation transactions, we believe that the use of a non-GAAP measure to exclude these gains is more meaningful to investors in understanding our historical and future results of operations.

In the six months ended September 30, 2007, substantially all of our excess exchange seats and shares were either contributed to a subsidiary of Man Group in connection with the Reorganization and Separation transactions, or disposed of to third parties. As a result, we will no longer recognize substantial gains or losses based on the fair market value movements of these seats or shares. We do not believe that historical gains resulting from exchange seats and shares are representative of our future operating performance. In addition, as a result of the transfer of the majority of all of our excess seats and shares, we do not expect to hold a material portfolio of excess seats or shares going forward, and therefore, absent future demutualization or changes in trading rights, we do not expect to recognize realized gains or losses on the sale of, or fair market value movements with respect to, a material number of seats or shares in the future.

IPO-Related Costs

We have also excluded costs related to the Reorganization, Separation and Recapitalization transactions, which we refer to as IPO-related costs. IPO-related costs consist of legal, accounting, consulting and other professional fees incurred in connection with the Reorganization, Separation and Recapitalization transactions. We incurred these costs solely because of our initial public offering, and as a result we do not believe that they are representative of our future performance.

Legal Settlements

We have also excluded settlement costs related to the PAAF litigation, described under “Our Business—Legal Proceedings—Philadelphia Alternative Asset Fund”, accrued in the six months September 30, 2007, as well as two specific legal disputes, including the Midland Euro case, described under “Our Business—Legal Proceedings— Midland Euro Cases”, accrued in fiscal 2007 and the six months ended September 30, 2006. We believe that these settlement costs, which relate solely to these specific proceedings, are infrequent and unusual, result from unusual facts or circumstances and are not representative of our historical performance or indicative of our future performance, as they may or may not recur with similar materiality or impact in future periods. We have not incurred settlement costs of similar individual significance within the prior two years.

Loss of Extinguishment of Debt

As of March 31 and June 30, 2007, we held outstanding borrowings that included private placement notes owed to third parties. In connection with these notes, we had interest rate swaps in place to swap the fixed interest payments to floating rates. In July 2007, we repaid these borrowings and settled the related interest rate swaps prior to their scheduled maturity from the proceeds of the borrowings under the bridge loan. In repaying the private placement notes and settling the interest rate swaps prior to their scheduled maturity, we incurred a loss on the early extinguishment of debt. This loss is infrequent and unusual, resulting directly from the early extinguishment of debt undertaken pursuant to our separation from our former parent company and is not representative of our historical performance or indicative of our future performance. We have not incurred a similar loss in previous years.

Stock Compensation Expense Due to the Accelerated Vesting of Predecessor Man Group Awards

We incurred additional expense during the six months ended September 30, 2007 related to the accelerated vesting of predecessor Man Group awards pursuant to the plan terms. Prior to the separation, certain of our employees participated in Man Group’s stock-based compensation plans. In connection with our initial public offering, their awards were accelerated as ‘good leavers’ resulting in an additional charge related to the vesting of these awards. This additional expense is infrequent and unusual, resulting directly from our separation from our former parent company, and is not representative of our historical performance or indicative of our future performance.

Stock Compensation Expense on IPO Awards

We incurred stock based compensation expense during the six months ended September 30, 2007 for the restricted shares and restricted share units awarded to our employees at the initial public offering. These costs were incurred solely because of our initial public offering, and as a result we do not believe that they are representative of our future performance.

Tax Liability from the Reorganization and Separation

In August 2006, Man Group reorganized its U.S. affiliates by separating the affiliates engaged in brokerage activities from those engaged in investment and money management activities by means of an internal spin-off. While initially treated as tax-free for U.S. income tax purposes, the subsequent initial public offering had the effect of converting this earlier spin-off transaction into a fully taxable one and triggered a $59.5 million one- time tax charge. Under U.S. income tax principles, one of our U.S. affiliates is liable for this tax, which is being fully reimbursed by Man Group. We have already received from Man Group a deposit in respect of the tax due to the Internal Revenue Service (the “IRS”) and paid that deposit over to the IRS. This additional tax expense is infrequent and unusual, resulting directly from our separation from our former parent company and our initial public offering, and is not representative of our historical performance or indicative of our future performance.

Our Use of Non-GAAP Financial Measures

We use these non-GAAP financial measures internally to evaluate our performance and in making financial and operational decisions. We believe that our presentation of these measures provides investors with greater transparency and supplemental data relating to our results of operations. In addition, we believe the presentation of these measures is useful for period-to-period comparison of results because (1) the Refco integration costs, U.S. pension termination costs, IPO-related costs, loss on extinguishment of debt, stock compensation charges due to the accelerated vesting of predecessor Man Group awards and the stock compensation expense on IPO awards, as well as the tax liability described above do not reflect our historical operating performance and (2) gains on exchange seats and shares and costs incurred in connection with legal settlements, fluctuate significantly from period to period and are not indicative of our core operating performance and, with respect to gains on exchange seats and shares, are not expected to be significantly realized in the future.

When viewed with our GAAP results and the accompanying reconciliation, we believe adjusted net income, adjusted pre-tax income and adjusted net income per adjusted diluted common share provide a more complete understanding of the factors affecting our business than GAAP measures alone. We believe these financial measures enable us to make a more focused evaluation of our operating performance and management decisions made during a reporting period, because they exclude the effects of certain items that we believe have less significance in the day-to-day performance of our business. Our internal budgets are based on these financial measures, and we communicate them to our board of directors. In addition, these measures are among the criteria used in determining performance-based compensation. We understand that analysts and investors often rely on non-GAAP financial measures, including per-share measures, to assess core operating performance, and thus may consider adjusted net income, adjusted income before taxes and adjusted net income per adjusted diluted common share important in analyzing our performance going forward. These measures may be helpful in more clearly highlighting trends in our business that may not otherwise be apparent from GAAP financial measures alone.

GAAP Reconciliation

The tables below reconcile net income to adjusted net income (applying an assumed tax rate of 35% to the adjustments), and income before taxes to adjusted income before taxes, for the periods presented:

	Six months ended September 30,		Year ended March 31,
	(in millions, except share data)
	2007	2006	2007	2006	2005
Income before taxes (unadjusted)	$59.4	$84.7	$289.7	$88.0	$123.8
Add: Refco integration costs	2.1	15.8	19.4	66.8	—
Add: Refco loss	—	—	—	11.8	—
Less: Exchange membership gains	(74.2)	(14.1)	(126.7)	(33.5)	(5.8)
Add: IPO-related costs	47.2	7.4	33.5	—	—
Add: US Pension plan termination costs	—	14.1	28.1	—	—
Add: Litigation settlement expense	69.0	5.6	(16.3)	—	—
Add: Loss on extinguishment of debt	18.3	—	—	—	—
Add: Stock compensation charge on vesting of predecessor awards	14.6	—	—	—	—
Add: Stock compensation charge on IPO awards	15.0	—	—	—	—

Adjusted income before taxes	$151.3	$113.5	$227.7	$133.1	$118.0

Net income (unadjusted)	$(17.7)	$56.5	$188.0	$59.8	$84.2
Add: Refco integration costs	1.3	10.3	12.6	43.4	—
Add: Refco loss	—	—	—	7.7	—
Less: Exchange membership gains	(47.5)	(9.2)	(82.4)	(21.8)	(3.8)
Add: IPO-related costs	34.3	4.8	21.8	—	—
Add: Tax from Reorganization and Separation	59.5	—	—	—	—
Add: U.S. Pension plan termination costs	—	9.1	18.3	—	—
Add: Litigation settlement expense	40.1	3.6	(10.6)	—	—
Add: Loss on extinguishment of debt	10.6	—	—	—	—
Add: Stock compensation charge on vesting of predecessor awards	9.5	—	—	—	—
Add: Stock compensation charge on IPO awards	9.8	—	—	—	—

Adjusted net income	$99.8	$75.2	$147.7	$89.1	$80.4

Basic (loss)/earnings per share	$(0.16)	$0.54	$1.81
Diluted (loss)/earnings per share	$(0.16)	$0.54	$1.81
Adjusted net income per basic share (1)	$0.90	$0.73	$1.42
Adjusted net income per adjusted diluted share (2)	$0.78	$0.59	$1.16
Adjusted diluted shares outstanding (in millions) (2)	127.1	127.1	127.1

(1)	Adjusted net income per share is computed by dividing adjusted net income by the weighted average number of basic and diluted shares outstanding during the period, which for the six months ending September 30, 2007 and 2006 and for fiscal 2007 was 110.3 million, 103.7 million and 103.7 million shares, respectively.
(2)	We believe presenting adjusted net income per adjusted diluted common share is meaningful to investors. In order to calculate the number of adjusted diluted common shares, the number of common shares outstanding is adjusted at September 30, 2007 to add back shares underlying an additional 7,468,530 restricted share units granted as part of the IPO Awards that are not considered dilutive under U.S. GAAP and therefore not included in diluted common shares outstanding. As of September 30, 2007, our adjusted diluted shares outstanding are 127.1 million, subject to increase to reflect our grant of additional awards in the future. Since we expect to add back the expenses associated with these awards in determining our adjusted net income in future periods, we believe it is more meaningful to investors to calculate pro forma adjusted net income per common share based on the number of adjusted diluted shares outstanding. We believe that this presentation is meaningful because it demonstrates the dilution that investors will experience at the end of the three-year vesting period of these awards.

	Three months ended December 31,		Nine months ended December 31,
	(dollars in millions, except share data)
	2007	2006	2007	2006
Income before taxes (unadjusted)	$53.7	$88.2	$113.0	$172.8
Add: Refco integration costs	0.4	2.5	2.4	18.3
Less: Exchange membership gains	(9.2)	(61.9)	(83.5)	(76.0)
Add: IPO-related costs	4.4	6.4	51.7	13.8
Add: U.S. pension plan termination costs	—	12.1	—	26.2
Add: Litigation settlement expense	7.8	—	76.8	5.6
Add: Loss on extinguishment of debt	—	—	18.3	—
Add: Stock compensation charge on vesting of predecessor awards	—	—	14.6	—
Add: Stock compensation charge on IPO awards	18.9	—	33.9	—

Adjusted income before taxes	$75.9	$47.3	$227.2	$160.7

Net income (unadjusted)	$31.2	$55.4	$13.5	$111.9
Add: Refco integration costs	0.2	1.6	1.6	11.9
Less: Exchange membership gains	(5.4)	(40.2)	(48.5)	(49.4)
Add: IPO-related costs	2.9	4.2	37.1	9.0
Add: Tax from Reorganization and Separation	—	—	59.5	—
Add: U.S. pension plan termination costs	—	7.9	—	17.0
Add: Litigation settlement expense	5.5	—	45.5	3.6
Add: Loss on extinguishment of debt	—	—	10.6	—
Add: Stock compensation charge on vesting of predecessor awards	—	—	9.5	—
Add: Stock compensation charge on IPO awards	12.3	—	22.0	—

Adjusted net income	$46.7	$28.9	$150.8	$104.0

Adjusted net income per basic share (1)	$0.39	$0.28	$1.33	$1.00
Adjusted net income per adjusted diluted share (2)	$0.37	$0.23	$1.19	$0.82
Adjusted diluted shares outstanding (in millions) (2)	127.1	127.1	127.1	127.1

(1)	Adjusted net income per share is computed by dividing adjusted net income by the weighted average number of basic and diluted shares outstanding during the period, which for the three and nine months ended December 31, 2007 was 119.7 million and 113.4 million shares, respectively, and for the three and nine months ended December 31, 2006 was 103.7 million shares.
(2)	We believe presenting adjusted net income per adjusted diluted common share is meaningful to investors. In order to calculate the number of adjusted diluted common shares, the number of common shares outstanding is adjusted at December 31, 2007 to add back shares underlying an additional 7,468,530 restricted share units granted as part of the IPO Awards that are not considered dilutive under U.S. GAAP and therefore not included in diluted common shares outstanding. As of December 31, 2007, our adjusted diluted shares outstanding are 127.1 million, subject to increase to reflect our grant of additional awards in the future. Since we expect to add back the expenses associated with these awards in determining our adjusted net income in future periods, we believe it is more meaningful to investors to calculate pro forma adjusted net income per common share based on the number of adjusted diluted shares outstanding. We believe that this presentation is meaningful because it demonstrates the dilution that investors will experience at the end of the three-year vesting period of these awards.

The table below reconciles employee compensation and benefits expense (excluding non-recurring IPO awards) to adjusted employee compensation and benefits for the periods presented. Our management reviews our compensation and benefits expense on an adjusted basis without giving effect to U.S. pension plan termination costs. Management believes this measure is meaningful in comparing its compensation and benefits expenses from period to period.

	Three months ended December 31,		Nine months ended December 31,
	(dollars in millions)
	2007	2006	2007	2006
Employee compensation and benefits (excluding non-recurring IPO awards)	$228.9	$207.3	$696.4	$622.5
Less: U.S. pension plan termination costs	—	(12.1)	—	(26.2)

Adjusted employee compensation and benefits	$228.9	$195.2	$696.4	$596.3

The table below reconciles total other expenses to adjusted non-compensation expenses for the periods presented. Our management reviews our total other expenses on an adjusted basis to reflect non-compensation expenses, which do not give effect to our employee compensation and benefits expenses, and other expenses identified below as not being representative of our future operating performance. Management believes this measure is meaningful in comparing non-compensation expenses from period to period.

	Three months ended December 31,		Nine months ended December 31,
	(dollars in millions)
	2007	2006	2007	2006
Total other expenses	$353.0	$285.9	$1,128.3	$872.3
Less: Employee compensation and benefits (excluding non-recurring IPO awards)	(228.9)	(207.3)	(696.4)	(622.5)
Less: Employee compensation related to non-recurring IPO awards	(18.9)	—	(33.9)	—
Less: Refco integration costs	(0.4)	(2.5)	(2.4)	(18.3)
Less: IPO-related costs	(4.4)	(6.4)	(51.7)	(13.8)
Less: Litigation settlement expense	(7.8)	—	(76.8)	(5.6)

Adjusted non-compensation expenses	$92.6	$69.7	$267.2	$212.1

Liquidity and Capital Resources

We expect our primary uses of cash over the next 12 months to be for working capital and our debt service obligations. We believe we will have sufficient cash on hand and committed liquidity under our liquidity facility to fund our operations for at least the next 12 months. We have also entered into the bi-lateral facilities with various banks on a committed unsecured basis for a total of $275.0 million, under similar terms as our liquidity facilities. See “—Credit Facilities and Sources of Liquidity” below. Also, consistent with past practice and our business strategy, we may from time to time evaluate acquisition opportunities in our core businesses. If we were to consummate an acquisition, we may use cash and/or issue additional equity or debt securities. We may also issue additional securities through MFG Finance in order to refinance any remaining amounts outstanding under the bridge loan after this offering. Any further issuances may be in the form of additional senior debt securities as well as securities that are eligible to receive equity capital treatment from relevant rating agencies. The size, ranking, terms and timing of any future offerings will depend on a number of factors, including market conditions, and may be postponed or changed.

Cash Flows

Our cash flows are complex and interrelated and highly dependent upon our operating performance, levels of client activity and financing activities.

The following tables present, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Six Months Ended September 30,		Year Ended March 31,
	2007	2006	2007	2006	2005
	(in millions)
Cash flows from:
Operating activities	$138.8	$104.4	$237.8	$442.7	$(170.9)
Investing activities	95.9	(11.8)	19.6	(235.0)	(7.3)
Financing activities	621.0	64.8	49.5	94.6	347.3
Effect of exchange rate changes	25.2	2.2	12.6	(0.5)	1.1

Net increase in cash and cash equivalents	$881.0	$159.6	$319.6	$301.9	$170.2

Operating Activities

Net cash received in operating activities was $138.8 million for the six months ended September 30, 2007, compared to $104.4 million for the six months ended September 30, 2006. Net cash received in operating activities was $237.8 million for fiscal 2007 and $442.7 million for fiscal 2006, compared to net cash used in operating activities of $170.9 million for fiscal 2005. Net cash from operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization, gains on sale of exchange seats and shares, stock-based compensation expense, loss on extinguishment of debt and deferred income taxes, as well as the effects of changes in working capital. Working capital results in the most significant fluctuations to cash flows from operating activities, primarily reflecting (1) the levels of our collateralized financing arrangements, including repurchase and resale agreements, securities borrowing/lending transactions and securities owned, (2) the levels of our cash segregated under federal and other regulations and (3) payables to customers due to margin and contractual commitments. Collateralized financing arrangements often result in significant fluctuations in cash flows, as cash is often received or used as collateral in these arrangements, and therefore the level of activity in these transactions at period-end directly impacts our cash flows from operating activities, without a specific correlation to our revenues or net income. For the six months ended September 30, 2007, these arrangements resulted in $2,805.1 million net cash used, offset by a net decrease in securities owned and securities sold, not yet purchased, resulting in cash generated of $2,624.7 million. For the six months ended September 30, 2006 and for fiscal 2007, 2006 and 2005, these arrangements resulted in $2,230.0 million, $1,809.5 million, $1,467.9 million and $1,002.5 million net cash received, respectively, offset by net increases in securities owned and securities sold, not yet purchased, resulting in cash used of $2,719.6 million, $3,423.0 million, $3,930.1 million and $1,516.7 million, respectively.

Investing Activities

Net cash received in investing activities was $95.9 million for the six months ended September 30, 2007, compared to net cash used in investing activities of $11.8 million for the six months ended September 30, 2006. Net cash received in investing activities was $19.6 million for fiscal 2007, compared to net cash used in investing activities of $235.0 million for fiscal 2006 and $7.3 million for fiscal 2005. These activities primarily relate to proceeds received from sale of seats and shares, offset by purchase of furniture, equipment and leasehold improvements. In the six months ended September 30, 2007 we received cash of $164.2 million from the sale of exchange seats and shares, which was partially offset by $17.8 million of cash used to purchase furniture, equipment and leasehold improvements. In the six months ended September 30, 2006, we used $15.5 million to purchase furniture, equipment and leasehold improvements and $3.6 million to purchase exchange seats and shares, which was partially offset by cash received of $7.4 million from the sale of exchange seats and shares. During the six months ended September 30, 2007, net cash received from investing activities was also offset by $49.8 million used to purchase FXA Securities Ltd. and BrokerOne, two acquisitions completed in Japan and Australia, respectively. The cash used in the acquisitions is net of $8.2 million cash acquired through the acquisitions. In fiscal 2007, we received cash of $61.1 million from the sale of exchange seats and shares, which was partially offset by $26.4 million of cash used to purchase furniture, equipment and leasehold improvements. In fiscal 2006, we used $297.6 million (net of cash acquired) in connection with our acquisition of the Refco assets and $19.4 million to purchase furniture, equipment and leasehold improvements, which was partially offset by cash received of $87.9 million from the sale of exchange seats and shares.

Financing Activities

Net cash received in financing activities was $621.0 million for the six months ended September 30, 2007 compared to $64.8 million for the six months ended September 30, 2006. For the six months ended September 30, 2007, the amount of net cash received in financing activities mainly related to the change in capital structure related to the Reorganization, Separation and our initial public offering. This included proceeds from the bridge loan of $1.4 billion, proceeds from other short-term borrowings of $51.3 million, proceeds from the Recapitalization of $516.2 million received from Man Group and the receipt of $55.0 million from Man Group as indemnification of a tax liability paid by us for an internal reorganization completed by Man Group prior to our initial public offering. These increases in cash were offset by $472.6 million used to repay the private placement notes owed to third parties, and $927.4 million paid to Man Group as repayment of all intercompany borrowings. For the six months ended September 30, 2006, net cash received in financing activities primarily relates to proceeds from short-term borrowings, offset by repayments of borrowings from Man Group. Net cash received in financing activities was $49.5 million for the year ended March 31, 2007, and net cash received in financing activities was $94.6 million for the year ended March 31, 2006 and $347.3 million for the year ended March 31, 2005. Net cash received in financing activities for these periods primarily relates to proceeds from and repayments of short-term borrowings, as well as proceeds of borrowings from Man Group. There were also dividends paid to Man Group during the six months ended September 30, 2007 and fiscal 2007, fiscal 2006 and 2005 of $1 million, $3.8 million, $6.1 million and $12.5 million, respectively.

Working Capital

Our primary requirement for working capital relates to funds we are required to maintain at exchanges or clearing organizations to support our clients’ trading activities. We require that our clients deposit funds with us in support of their trading activities, which we in turn deposit with exchanges or clearing organizations to satisfy our obligations. These required deposits account for the majority of our working capital requirements and thus our primary use of working capital is funded directly or indirectly by our clients. Our working capital needs are otherwise primarily limited to regulatory capital requirements that we have satisfied in the past from internally generated cash flow and available funds. We believe that our current working capital is sufficient for our present requirements.

Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds or timing differences associated with the settlement of client transactions in securities markets. Historically, these timing differences have been funded either with internally generated cash flow or, if needed, with short-term borrowings. For a discussion of our liquidity sources, see “—Credit Facilities and Sources of Liquidity” below.

Recently, our primary regulated subsidiaries in the United States merged, with the combined entity now known as MF Global Inc. MF Global Inc. is dually registered as both a futures commission merchant and a broker-dealer and accordingly is subject to the capital rules of the Commodity Futures Trading Commission, the SEC and the Financial Industry Regulatory Authority and principal exchanges of which we are a member. In accordance with the Commodity Futures Trading Commission’s net capital requirements, MF Global Inc. is required to maintain adjusted net capital equivalent to the greater of $250,000 or the aggregate of 8% of customer maintenance margin requirements and 4% of non-customer maintenance margin requirements. At September 30, 2007, we had adjusted net capital, as defined, of $564.0 million, which was $198.3 million in excess of the minimum capital required to be maintained. In accordance with the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) of the Exchange Act, MF Global Inc. is required to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined by Rule 15c3-1. At September 30, 2007, we had net capital, as defined, of $81.1 million, which was $76.6 million in excess of the minimum capital required to be maintained. We are also subject to certain notifications and other provisions of the net capital rules of the Commodity Futures Trading Commission and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At September 30, 2007, we were in compliance with all of these requirements.

In accordance with the regulations of the Financial Services Authority in the United Kingdom, our subsidiary, MF Global UK Limited, must comply with financial resources requirements. The capital held is intended to absorb unexpected losses and is calculated in accordance with standard regulatory formulae that relate primarily to credit and market risk. The Financial Services Authority requires firms to hold capital against counterparty credit risk, position or market risk, foreign exchange risk, large exposures and fixed overheads. The major components of the calculation are counterparty credit risk and position risk. Counterparty credit risk is calculated as a percentage of unpaid customer margin for exchange-traded business and an exposure calculation for off-exchange business. Position risk is calculated by applying percentages to positions based on the underlying instrument and maturity. At September 30, 2007, MF Global UK Limited had financial resources of $870.8 million and resource requirements of $274.2 million, each as defined by the Financial Services Authority, resulting in excess financial resources of $596.6 million. Since January 1, 2008, we have been subject to the requirements of the European Union’s Capital Requirements Directive. These requirements are in the process of being agreed to with the United Kingdom’s Financial Services Authority. We are currently evaluating our consolidated regulatory capital needs on a global basis and believe that our capital levels are sufficient to cover regulatory capital requirements going forward. However, additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

We are also subject to the requirements of other regulatory bodies and exchanges of which we or our subsidiaries are a member in other international locations in which we conduct business. We were in compliance with all of these requirements at September 30, 2007.

As a matter of policy, we maintain excess capital to provide liquidity during periods of unusual market volatility, which has been sufficient in the past to absorb the impact of volatile market events. Similarly, for our brokerage activities in the OTC markets, despite these transactions being brokered as principal and not as agent, we have adopted a futures-style margin methodology to protect us against price movements, and this also reduces the amount of capital needed to conduct business because even if we are required to post funds with clearing organizations or other counterparties in order to facilitate client-initiated transactions, we are able to use client deposits for this purpose rather than our own funds. As a result, we are able to execute a substantial volume of transactions without the need for large amounts of working capital.

Funding for purposes other than working capital requirements, including the financing of acquisitions, has been provided either through internally generated cash flow or through specific long-term financing arrangements described below.

Long-Term Debt

Our long-term debt prior to the Separation consisted of subordinated borrowings from Man Group and private placement notes. At September 30, 2007, we did not have any subordinated borrowings outstanding. At

March 31, 2007 and March 31, 2006, we had $143.0 million and $124.5 million, respectively, in subordinated borrowings outstanding from Man Group, which bore interest at variable rates per annum that were reset periodically. See Note 21 to our audited combined financial statements and Note 8 to our unaudited consolidated and combined financial statements for a description of this indebtedness. We had also issued several tranches of senior and subordinated notes to third parties, approximately $499.3 million and $490.0 million of which were outstanding as of March 31, 2007 and March 31, 2006, respectively, which are described in Note 14 to our audited combined financial statements. These borrowings bore interest at both fixed and floating rates and matured between 2007 and 2015. We repaid these borrowings in connection with the Separation with a portion of the net proceeds of our bridge loan described below.

Consistent with our capital planning, MFG Finance may issue additional securities in order to refinance any remaining amounts outstanding under the bridge loan after this offering. Any further issuances may be in the form of additional senior debt securities as well as securities that are eligible to receive equity capital treatment from relevant rating agencies. We expect any future issuances will be guaranteed by MF Global. The size, ranking, terms and timing of any future offerings will depend on a number of factors, including market conditions, and are subject to change.

From time to time, we have entered into interest rate swaps to swap the fixed rate interest payments on our subordinated and senior debt to floating rate. These instruments are described under “Derivative instruments and hedging activities” in Note 2 to our audited combined financial statements. The weighted average effective interest rates (giving effect to the interest rate swaps) for our senior notes were 6.2%, 5.7% and 3.7% for the years ended March 31, 2007, 2006 and 2005, respectively. The weighted average effective interest rates (giving effect to the interest rate swaps) for the subordinated notes were 7.5%, 7.1% and 5.3% for the years ended March 31, 2007, 2006 and 2005, respectively.

Bridge Loan

In June 2007, one of our U.S. finance subsidiaries, MF Global Finance USA Inc., entered into a 364-day unsecured revolving credit facility in an aggregate principal amount of up to $1.4 billion, which we refer to as the bridge loan, with several financial institutions, including affiliates of certain underwriters. In July 2007, MF Global Finance USA Inc. borrowed $1.4 billion under the bridge loan, which was guaranteed by MF Global. All outstanding borrowings and interest rate swaps with Man Group and third parties were repaid using the net proceeds from the bridge loan. In repaying the private placement notes and terminating the interest rate swaps prior to their scheduled maturity, we incurred a loss on the early extinguishment of debt of $18.3 million. In January 2008, we entered into an amendment to the bridge loan which had the effect of extending the maturity date for $1.05 billion of the $1.4 billion of the outstanding borrowing by six months to December 12, 2008 and increasing the rate per annum payable to those lenders who are party to the amendment by 0.40%, which rate will be increased by 0.25% as of and after June 13, 2008 and further increased by another 0.25% as of and after September 13, 2008. We expect to replace the bridge loan in part with the issuance of the notes offered by this prospectus. We may also issue additional senior debt securities and securities that are eligible to receive equity capital treatment from eligible rating agencies as described above under “—Long-Term Debt” to replace any remaining amounts outstanding under the bridge loan after this offering, subject to market conditions and other factors. In anticipation of the issuance of new debt, we entered into interest rate swaps, to eliminate the variability of cash flows due to changes in the U.S. Treasury rate. The interest rate swaps fix the interest rate to be applied on the first ten forecasted semi-annual interest payments associated with our planned issuance of debt. The changes in fair value of these interest rate swaps are designated and qualify as cash flow hedges in accordance with SFAS 133, and are recorded in Other Comprehensive Income within Shareholders’ Equity. We test hedge effectiveness quarterly, on both a prospective and retrospective basis, using the dollar-offset method. During the six months ended September 30, 2007, there was no ineffectiveness related to this cash flow hedge, and as such no amounts have been recognized in the consolidated and combined statement of operations, within principal transactions. The impact of the swap will be reclassified into earnings when we issue the related debt and makes interest payments thereon.

Borrowings under the bridge loan bear interest at a rate per annum equal to either, at our option, (1) a designated fluctuating base rate or (2) a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin of 0.29% per annum, or 0.69% with respect to those lenders who are party to the amendment described above, based on our current senior unsecured non-credit enhanced credit rating from Standard & Poor’s and Moody’s. The interest rate payable to those lenders who are party to the amendment to our bridge loan will increase by 0.25% as of June 13, 2008 and will then be further increased by 0.25% as of September 13, 2008. Advances are subject to certain conditions, including the accuracy of certain representations and warranties and the absence of a default. The bridge loan contains a minimum tangible net worth financial covenant as well as other customary covenants, including those that limit debt incurrence, asset sales, incurrence of liens, MF Global’s ability to be acquired, fundamental changes to our business and failure to maintain required regulatory capital. We paid an arrangement fee of $0.5 million and an administration fee of $0.1 million in connection with the bridge loan and liquidity facility (described below). In addition, based on our credit ratings, we also expect to pay a facility fee of 6 basis points per annum during the period the bridge loan is in effect. We intend to use the proceeds of this offering to repay a portion of our borrowings under the bridge loan. In addition, consistent with our capital planning, MFG Finance may issue additional securities in order to refinance any remaining amounts outstanding under the bridge loan after this offering as described above under “—Long-Term Debt”, subject to market conditions and other factors.

Credit Facilities and Sources of Liquidity

In addition to and concurrently with the bridge loan discussed above, which we intend to repay in part with the net proceeds of this offering, we and our finance subsidiaries entered into a $1.5 billion five-year unsecured committed revolving credit facility with a syndicate of banks, including affiliates of certain underwriters, which we refer to as our “liquidity facility”. Borrowings under this liquidity facility bear interest at a rate per annum equal to either, at our option, (1) a designated fluctuating base rate or (2) a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin of 0.27% per annum, based on our current senior unsecured non-credit enhanced credit rating from Standard & Poor’s and Moody’s. In addition, we paid a one-time up-front fee of 5 basis points and expect to pay a facility fee of 8 basis points per annum during the period the liquidity facility is in effect. The liquidity facility contains financial and other customary covenants that are similar to those in the bridge loan. No borrowings under the liquidity facility were outstanding as of September 30, 2007.

We have also entered into the bi-lateral facilities with various banks on a committed unsecured basis for a total of $275.0 million, under similar terms as the liquidity facility. There were no borrowings outstanding under these facilities as of September 30, 2007.

Additionally, our subsidiary, MF Global Canada, entered into a 364-day revolving credit facility with Bank of Montreal, which is guaranteed by MF Global Ltd., for a total of $55 million Canadian.

We also have other credit agreements with financial institutions, in the form of trading relationships, which facilitate execution, settlement, and clearing flow on a day-to-day basis for our clients, as well as provide evidence, as required, of liquidity to the exchanges we conduct business on. As of September 30, 2007, we had $62.7 million of issued letters of credit.

Prior to our initial public offering, we also had access to funding through Man Group’s committed and uncommitted lines of credit which we could use to assist with working capital requirements, as needed, though this is no longer the case.

Dividend Policy

We currently do not intend to pay any cash dividends on our common shares in the foreseeable future. We intend to retain all our future earnings, if any, to fund the development and growth of our business. Any future determination whether or not to pay dividends on our common shares will be made, subject to applicable law (including Bermuda law), by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business and investment strategy and other factors that our board of directors deems relevant.

Contractual Obligations

The following table provides a summary of our contractual obligations as of March 31, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions)
Long-Term Debt Obligations(1)(2)	$642.2	$56.5	$326.7	$108.5	$150.5
Operating Lease Obligations(3)	51.9	12.1	17.6	11.2	11.0
Net Estimated Payments Under Interest Rate Swaps(4)	6.3	5.1	1.8	(0.3)	(0.3)
Interest Payments on Long-Term Debt Obligations(5)	82.9	25.5	37.8	12.3	7.3

Total	$783.3	$99.2	$383.9	$131.7	$168.5

(1)	Subsequent to the date at which information is presented in the table, we used a portion of the net proceeds of our $1.4 billion bridge loan to repay all our outstanding borrowings from Man Group and third parties upon the Recapitalization. As a result, we repaid in full $642.2 million in long-term debt obligations.
(2)	As a result of this offering, we expect to have additional long-term debt obligations of $ , $ of which will become payable in years. Our plans with respect to the timing of entering into any long-term debt may change for a number of reasons, including market conditions. We intend to use the net proceeds of this offering to repay a portion of our borrowings under the bridge loan on a pro rata basis and without regard to maturity, and may issue additional securities to refinance any remaining amounts outstanding under the bridge loan. See “—Liquidity and Capital Resources—Long-Term Debt.”
(3)	We have operating lease arrangements with unaffiliated parties for the use of certain office facilities, equipment and computer hardware. Under certain circumstances, payments may be escalated.
(4)	These payments are based on estimated movements in LIBOR.
(5)	The fixed-rate interest payments on our long-term debt obligations are offset by the fixed leg under the terms of our interest rate swaps.

Off-Balance Sheet Arrangements and Risk

We are a member of various exchanges and clearing organizations. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. Our liability under these arrangements is not quantifiable and could exceed the cash and securities we have posted as collateral. However, management believes that the potential for us to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the accompanying combined statement of financial condition for these arrangements.

Our client financing and securities settlement activities require us to pledge client securities as collateral in support of various secured financing sources, such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return client securities pledged as collateral, we may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy our client obligations. We control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, we establish counterparty limits for such activities and monitor compliance on a daily basis.

In the normal course of business, our client activities involve the execution, settlement and financing of various client transactions. These activities may expose us to off-balance sheet risk in the event our client or the other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty with which we conduct business. See “—Credit Facilities and Sources of Liquidity” above for a discussion of letters of credits issued to our clients.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements on the reported amounts of revenues and expenses during the reporting period. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. The use of different estimates and assumptions could produce materially different results. For example, if factors such as those described in “Risk Factors” cause actual events to differ from the assumptions we used in applying the accounting policies, our results of operations, financial condition and liquidity could be materially adversely affected.

Our significant accounting policies are summarized in Note 2 to our combined financial statements included elsewhere in this prospectus. On an ongoing basis, we evaluate our estimates and assumptions, particularly as they relate to accounting policies that we believe are most important to the presentation of our financial condition and results of operations. We regard an accounting estimate or assumption to be most important to the presentation of our financial condition and results of operations where:

•

the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimate or assumption on our financial condition or operating performance is material.

There have been no significant changes in the application of critical accounting estimates since March 31, 2007.

Intangible Assets, Net

Our intangible assets represent the cash we paid in a business acquisition for the purchase of customer relationships, technology assets, and trade names. We amortize finite-lived intangible assets over their estimated useful lives on a straight-line basis, which range from 4 to 14 years, unless the economic benefits of the intangible are otherwise impaired. We review our intangible assets at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Allowance for Doubtful Accounts

Our receivables are generally collateralized with marketable securities. Our allowance for doubtful accounts is based upon management’s continuing review and evaluation of relevant factors, such as collateral value, aging and the financial condition of our clients. The allowance is assessed to reflect our best estimate of probable losses that have been incurred as of the balance sheet date. Any changes are included in the current period operating results. In circumstances where a specific client’s inability to meet its financial obligation is known, we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected.

Although these reserves have been adequate historically, the default of a large client or prolonged period of weakness in global financial markets could adversely affect the ability of our clients to meet their obligations.

Legal and Regulatory Reserves

In the ordinary course of business, we have been named as a defendant in a number of legal and regulatory proceedings. We estimate potential losses that may arise out of legal and regulatory proceedings and recognize liabilities for such contingencies to the extent such losses are probable and the amount of loss can be reasonably estimated. We review outstanding claims with internal and external counsel to assess probability and estimates of loss. We reassess the risk of loss as new information becomes available, and reserves are adjusted, as appropriate. Any future increases to our loss contingency reserves or releases from these reserves may affect our results of operations.

Fair Value of Financial Instruments

Financial instruments and related revenues and expenses are recorded in the financial statements on a trade- date basis. Financial instruments include related accrued interest or dividends. Market value generally is based on published market prices or other relevant factors, including dealer price quotations. Substantially all of our financial instruments are recorded at fair value or contract amounts that approximate fair value. The fair value of a financial instrument is determined using external market quotations or the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Management estimates that the aggregate fair value of financial instruments recognized on the combined balance sheets, including receivables, payables, accrued expenses and subordinated borrowings, approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent fair value repricing.

Commissions

Commission revenues are recorded on a trade-date basis as client transactions occur. Fees are charged at various rates based on the product traded and the method of trade. Execution-only commissions consist of income charged for executing trades for counterparties that have clearing accounts with other broker institutions. Cleared commissions reflect income earned from clients with clearing accounts with us.

Principal Transactions

Revenues from matched-principal transactions are recorded in principal transactions in the combined statements of operations. For these activities, a commission is not separately billed to the client; instead a commission equivalent amount is included in the transaction revenues following its execution on behalf of the client.

Principal transactions are recorded on the trade date. Profits and losses arising from transactions entered into for our account and risk are recorded on a trade-date basis.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,” (“FIN 48”), which provides recognition criteria and a related measurement model for tax positions taken by companies. Under FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized. We adopted the provisions of FIN 48 effective April 1, 2007. FIN 48 requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability except for the amount for which a cash payment is anticipated within one year. As of adoption, the Company had gross unrecognized tax benefits of $4.7 million. The total balance would, if recognized, affect our effective income tax rate in future periods. In the six months ended September 30, 2007, we increased the unrecognized tax benefit related to prior years’ tax positions by $2.7 million. The change was primarily due to our evaluation of uncertain tax positions relating to certain transactions that occurred prior to our initial public offering the tax status of which may have been affected by our initial public offering. It is our practice to recognize interest and penalties related to income tax matters in income tax expense.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently considering the impact of the adoption of SFAS No. 157 on our combined financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. We have adopted the provisions of SAB No. 108.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132(R) (“SFAS No. 158”). This Standard requires recognition of the funded status of a benefit plan in the Balance Sheet. The Standard also requires recognition, in other comprehensive income, of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. SFAS No. 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. Due to the curtailment and settlement of our domestic pension plans, the provisions of SFAS No. 158 are not applicable.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently considering the impact of the adoption of SFAS No. 159 on our combined financial statements.

In April 2007, the FASB issued interpretation No. 39-1, “Amendment of FASB Interpretation No. 39” (FIN 39-1). This amendment allows a reporting entity to offset fair value amounts recognized for derivative instruments with fair value amounts recognized for the right to reclaim or realize cash collateral. Additionally, this amendment requires disclosure of the accounting policy on the reporting entity’s election to offset or not offset amounts for derivative instruments. FIN 39-1 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of adopting FIN 39-1 on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). The standard changes the accounting for business combinations including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the pending adoption of FAS 141(R) on its results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for fiscal years beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS No. 160 will have on the Company’s financial statements upon adoption.

Risk Management

We are exposed to numerous risks in the ordinary course of our business. Management believes that effective risk management is critical to the success of our business. We have a comprehensive risk management structure and processes to monitor, evaluate and manage the principal risks we assume in conducting our business. For a description of our risk-management structure and processes, see “Our Business—Risk Management”. The principal risks we face include:

•	market risk;

•	credit risk;

•	cash liquidity risk;

•	operational risk; and

•	regulatory capital risk.

Market Risk

We are exposed to market risk primarily from foreign currency exchange rate fluctuations related to our international operations; changes in interest rates that impact the amount of interest income we earn and interest expense we pay on cash balances and secured financing transactions; as well as our variable rate debt instruments; and, to a lesser extent, equity price risk. We seek to mitigate market risk by using a combination of cash instruments and exchange-traded derivatives to hedge our foreign currency and interest rate market exposure.

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and the value of our assets located outside of the United States. To hedge this risk, we purchase forward contracts, which serve to manage fluctuations in foreign currency rates and our global exposure related to our non-U.S. dollar operating transactions.

Our revenues and expenses are denominated primarily in U.S. dollars, British pounds and euros. The largest percentage of our revenues is denominated in U.S. dollars while the largest percentage of our expenses is denominated in British pounds. As a result, our earnings can be affected by changes in the U.S. dollar/British pound and U.S. dollar/euro exchange rates. While we seek to mitigate our exposure to foreign currency exchange rates through hedging transactions, we may not be successful.

Going forward, we intend to hedge certain foreign exposures on a forward basis at the beginning of the year, adjusting and optimizing our hedging strategy as appropriate. A large percentage of our employee compensation is variable and not subject to currency risk at year-end due to the fact that we convert these foreign commitments to U.S. dollars on a monthly basis with no adjustment required at quarter-end that could impact our earnings’ volatility. We also intend to hedge our fixed expenses where possible. However, there may be certain expenses that we do not hedge. The table below shows the approximate effect on our shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at September 30, 2007 against the U.S. dollar.

	Adverse exchange rate movement against the U.S. dollar	Approximate increase in general and other expenses (in millions)
British pounds	10%	$5.3
Euros	10%	$0.5

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. We are exposed to interest rate risk on debt, client cash and margin balances and positions carried in equity securities, options and futures.

In the ordinary course of our operations, we have limited our exposure to interest rate risk. Our balance sheet, which reflects a substantial amount of short-term and highly liquid assets, frequently also reflects matching liabilities (and vice versa). We generate interest income from the positive spread earned on client deposits or secured client financing transactions, and the basis for the calculation of interest received and paid is matched. This is the case in both rising and falling interest rate environments, although we have the opportunity to create higher levels of interest income in a rising interest rate environment. Based on our portfolio as of December 31, 2007 (taking into account our related hedging activities), a 25 basis point decrease in interest rates would result in a decrease in our annual revenues of approximately $4.2 million. We currently hedge a portion of our portfolio against rate reductions, using an 18-month time horizon, which time frame may change in the future as part of our regular portfolio review process.

Credit Risk

Credit risk is the possibility that we may suffer a loss from the failure of clients, counterparties or borrowers to meet their financial obligations at all or in a timely manner. We act as both an agent and principal in providing execution and clearing services, primarily for exchange-traded products. Our client securities activities are transacted on either a cash or margin basis. In margin transactions, we extend credit to our clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients’ accounts. In connection with these activities, we execute and clear client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose us to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, we may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client’s obligations.

For execution-only clients, our principal credit risk arises from the potential failure of our clients to pay commissions on those trades (“commission risk”). For cleared clients, our principal credit risk arises from the requirement that we pay variation margin to the exchanges before we receive margin from clients (“margin risk”). Most clients are required to cover initial and variation margin with cash and must pay any margin deficits within 24 hours. In line with market practices, we also provide unsecured credit lines to some clients to enable them to post initial and variation margin, which exposes us to additional credit risk (“unsecured credit risk”). We are also exposed to the risk of default by counterparties in respect of positions held with them, which are mainly exchanges, clearinghouses and highly rated and internationally recognized banks (“default risk”).

Margin Risk

Our clients are required to maintain margin accounts with collateral sufficient to support their open trading positions. While we initially establish each client’s margin requirement at the level set by the respective exchanges, we have the ability to increase the requirements to levels we believe are sufficient to cover their open positions, a client’s subsequent trading activity or adverse market changes may cause that client’s previous margin payments to be inadequate to support their trading obligations, which, in instances where we serve as the exchange clearing member for the trade, would require us to cover any shortfall and thereby expose us to potential losses. When we act as a clearing broker, we are also responsible to our clearing clients for performance by the other party to the transaction. While the other party is often a clearinghouse (through “novation” or substitution), in some OTC trades it may be another clearing broker or even a counterparty and, unless the other side is a counterparty, we generally do not receive collateral to secure its obligations. Our margin risk also arises when a clearing member defaults on its obligations to a clearinghouse in an amount larger than its margin and clearing fund deposits, and the shortfall is absorbed pro rata from the deposits of other clearing members. Such a default by a clearing member of a clearinghouse of which we are also a clearing member could result in losses to us, including losses resulting from the defaults of other market participants.

Unsecured Credit Risk

At September 30, 2007, we had granted credit lines to clients in an aggregate amount of $1,213.0 million, of which $798.4 million related to initial margin that customers were not required to cover with cash or collateral and $414.7 million related to credit lines provided for variation margin. At September 30, 2007, $346.6 million was outstanding under these credit lines, of which $290.3 million related to initial margin and $56.3 million related to variation margin.

Default Risk

The default risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, we could incur a loss when we cover the resulting open position because the market price has moved against us. Settlement risk is the possibility that we may pay a counterparty, such as a bank in a foreign exchange transaction, and fail to receive the corresponding settlement in turn. Many of these exposures are subject to netting agreements which reduce the net exposure to us. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to formal lines of approval. The credit risk is diversified between clients and counterparties across a wide range of markets and jurisdictions.

Our exposure to credit risk associated with our clients’ trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Our credit exposures arise both in relation to contractual positions that are essentially fixed in amount, such as bank deposits, and also in relation to derivative contracts whose value changes as market prices change. For such derivative contracts, the credit risk does not depend solely on the current value of the contract, but also on the potential value of the exposure (net of any margin held as collateral) at any point during the term of the contract. We use a stochastic model to assess the potential or stressed value of such exposures and these are used as an input in our evaluation of the credit risk in our economic capital methodology. As illustrated in the chart below, a substantial majority of our credit portfolio is represented by highly rated counterparties.

Analysis of Stressed Credit Exposures

As of March 31, 2007

The ratings scale used in the chart presented above is based on our internal risk ratings, which use the ratings categories used by Standard & Poor’s. Ratings of BB+ or less are considered speculative, or below “investment grade”. Credit lines to clients are subject to formal lines of approval and are reviewed at least annually. The amount of margin we require from our clients is based in part on these internal risk ratings. Concentrations of credit risk can be affected by changes in political, industry or economic factors.

Risk Mitigation

To mitigate these risks, we employ a number of stress-testing and other techniques to monitor the market environment and our clients’ risk of default based upon the exposure created by their open positions. These techniques include:

•	establishing risk parameters based on analysis of historical prices and product price volatility;

•	intra-day and end of day risk limit monitoring, including intra-day position and trade monitoring to identify any accounts trading beyond pre-set limits and parameters;

•	market risk analysis and evaluation of adequacy of margin requirements for traded products;

•	establishing and monitoring of margin levels and client margin calls;

•	stress testing of risk scenarios (both regular and longer term);

•	intra-day stress analysis for material market moves or accounts with material position taking; and

•	approval of pricing, margin requirements, limits and risk control of new instruments.

We also use software to test the adequacy of initial margins and, where appropriate, set margin requirements at higher levels than those requested by the exchanges to minimize credit risk. Most clients are required to cover initial and variation margins with cash. We monitor client activity levels daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Financial analysis is performed to evaluate the effect of potential market movements on client positions and may result in clients being asked to reduce positions. We reserve the right to liquidate any client position immediately in the event of a failure to meet a margin call.

On cleared business, we require the initial margin to be paid by clients as a deposit before they commence trading. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. For fiscal 2004, 2005, 2006 and 2007 and the six months ended September 30, 2007, our bad debt, as a percentage of revenues, net of interest and transaction-based expenses, was 0.0%, 0.3%, 0.5%, 0.3% and 0.3%, respectively. For fiscal 2004, 2005, 2006 and 2007 and the six months ended September 30, 2007, our transactional errors as a percentage of revenues, net of interest and transaction-based expenses, were 0.8%, 1.5%, 1.1%, 0.9% and 0.8%, respectively.

Cash Liquidity Risk

In normal conditions, our core business of providing execution and clearing brokerage services is self-financing because we generate sufficient revenue to pay our expenses as they become due. As a result, we generally do not face a substantial cash liquidity risk—that is, a risk that we will be unable to raise cash quickly enough to meet our payment obligations as they arise.

We may segregate up to an aggregate amount of $800 million of unrealized profits from trading in the OTC markets by certain funds (which Man Group refers to as investment products) that are part of Man Investments and to which we provide clearing services. In addition, as we often do in the ordinary course of our dealings with substantial clients, we may provide relief for these investment products’ initial margin requirements from time to time, in this case in the form of a credit line against initial margin requirements, in an aggregate amount up to $500 million at any time outstanding. We are also segregating the initial margin requirements of Man Investments related to Eurex and Euronext. Providing this financing could reduce the amount of our funds available to meet our own liquidity requirements. We may also reduce the amount of financing we provide with respect to certain trading activities due to market conditions or other factors, which could also affect our funds available to satisfy our liquidity requirements. We model and test our potential liquidity scenarios on a regular basis to ensure that we maintain available resources to satisfy different liquidity scenarios.

We generally do not engage in proprietary trading—meaning that we do not engage in directional trading in order to profit from anticipated changes in market prices. When we do take positions for our own account, we do so primarily on a matched-principal basis in response to client demand. We also take positions for our own account to hedge our exposure to foreign currency and interest rate risk, which is inherent in the international nature and financial focus of our business. We believe that, because we take positions for our own account primarily to facilitate client trades and for hedging purposes, we are less susceptible to the cash liquidity risks faced by many proprietary traders. Under adverse conditions, however, our cash liquidity risk may be heightened to the extent that we are required to satisfy obligations relating to open client positions that exceed the amount of collateral available in their margin accounts. To address this risk, we have developed a liquidity policy.

Our liquidity policy seeks to ensure that we maintain access to liquidity at both our unregulated and regulated subsidiaries. As discussed above, we must observe all relevant exchange margin requirements, and we maintain our own, in many cases more stringent, margin requirements, which are intended to ensure that clients will be able to cover their positions in most reasonably foreseeable economic environments. Our liquidity policy requires that we have sufficient readily available liquid assets and committed liquidity facilities to ensure that we can meet our financial obligations as they become due under both normal and some unusual or distressed market conditions. To this end, our policy requires that we have sufficient liquidity to satisfy all of our cash needs for at least one year without access to the capital markets. In June 2007, we entered into a $1.5 billion multi-year revolving unsecured credit facility with a syndicate of banks. In addition, we have entered into 364-day revolving credit facilities with various banks on a committed unsecured basis for a total of $275.0 million, under similar terms as the liquidity facility. We also have committed and uncommitted credit lines, together with substantial multiple trading lines from a large and highly diversified group of financial institutions to support the business in respect of settlement and intra day requirements. We also anticipate accessing these facilities and credit lines from time to time.

We evaluate our liquidity needs by analyzing the impact of liquidity stress scenarios, including: (1) exceptional increases in margin requirements imposed by exchanges; (2) exceptional adverse market movements sufficient to place material intra-day stress on clients’ margin obligations and/or significantly higher usage of client credit lines; (3) one or more substantial settlement failures; and (4) termination of certain funding facilities with respect to specific trading activity. We adjust our liquid assets as necessary based upon the results of our analysis.

Operational Risk

Our operations are subject to a broad and significant number of risks resulting from technological interruptions, failures or capacity constraints in addition to risks involving human error or misconduct. Regarding technological risks, we are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated internally or by third parties. We have established a system to monitor our computer systems, platforms and related technologies and to address issues that arise promptly. We have also established several disaster recovery facilities in strategic locations to ensure that we can continue to operate without interruption in the event that our primary systems are damaged. As with our technological systems, we have established an array of policies and procedures designed to monitor and prevent both human errors, such as clerical mistakes and incorrectly placed trades, as well as human misconduct, such as unauthorized trading, fraud and negligence. In addition, we seek to mitigate the impact of any operational issues by maintaining insurance coverage for various contingencies and by taking into account the possibility of operational losses as part of our budget and economic modeling processes.

Regulatory Capital Risk

Various domestic and foreign governmental bodies and self-regulatory organizations responsible for overseeing our business activities require that we maintain specified minimum levels of regulatory capital in our operating subsidiaries. If not properly monitored and adjusted, our regulatory capital levels could fall below the required minimum amounts set by our regulators, which could expose us to various sanctions ranging from fines and censure to imposing partial or complete restrictions on our ability to conduct business. To mitigate this risk, we continuously evaluate the levels of regulatory capital at each of our operating subsidiaries and adjust the amounts of regulatory capital in each operating subsidiary as necessary to ensure compliance with all regulatory capital requirements. We also maintain excess regulatory capital to accommodate periods of unusual or unforeseen market volatility, and we intend to continue to follow this policy. In addition, we monitor regulatory developments regarding capital requirements and prepare for increases in the required minimum levels of regulatory capital that may occur from time to time in the future. For example since January 1, 2008, we have been subject to the requirements of the European Union’s Capital Requirements Directive. These requirements are in the process of being agreed to with the United Kingdom’s Financial Services Authority. We are currently evaluating our consolidated regulatory capital needs on a global basis and believe that our capital levels are sufficient to cover regulatory capital requirements going forward.

Value-At-Risk

Value-at-risk is an estimate of the potential loss in value of our principal positions due to adverse market movements over a defined time horizon with a specified confidence level.

Our end-of-day historical simulation value-at-risk for our financial instrument positions, estimated at a 95% confidence level over a one-day time horizon, was $4.5 million as of September 30, 2007. This calculation excludes exchange shares, U.S. treasury securities deposited at commodity clearing organizations and investments of segregated client funds.

The modeling of the risk characteristics of our principal positions involves a number of assumptions and approximations. While management believes that these assumptions and approximates are reasonable, there is no standard methodology for estimating value-at-risk, and different assumptions and/or approximations could produce materially different estimates of value-at-risk.

We use the historical simulation approach to estimate our value-at-risk, which involves constructing a distribution of hypothetical daily changes in the value of our positions based on market risk factors embedded in the current portfolio and historical observations of daily changes in these factors. Our method uses two years of historical data in simulating potential changes in market risk factors.

It is implicit in a historical simulation value-at-risk methodology that positions will have offsetting risk characteristics, referred to as diversification benefit. We measure the diversification benefit within our portfolio by historically simulating how the positions in our current portfolio would have behaved in relation to each other (as opposed to using a static estimate of a diversification benefit, which remains relatively constant from period to period). Thus, from time to time there will be changes in our historical simulation value-at-risk due to changes in the diversification benefit across our portfolio of financial instruments.

Value-at-risk measures have inherent limitations including: historical market conditions and historical changes in market risk factors may not be accurate predictors of future market conditions or future market risk factors; value-at-risk measurements are based on current positions, while future risk depends on future positions; value-at-risk based on a one day measurement period does not fully capture the market risk of positions that cannot be liquidated or hedged within one day. Value-at-risk is not intended to capture worst case scenario losses and we could incur losses greater than the value-at-risk amounts reported.

OUR INDUSTRY

Introduction

We provide brokerage execution and clearing services across a broad range of derivative products traded on exchanges and in the over-the-counter, or OTC, markets throughout the world. We also provide brokerage execution services for products in the non-derivative, or cash, markets. We refer to the industry in which we operate as the derivatives and cash brokerage industry.

Derivatives and cash products are traded in two distinct market places: (1) regulated futures and securities exchanges and (2) OTC markets. Exchanges offer trading in instruments with standardized contract characteristics, whereas OTC markets facilitate transactions involving bilateral contracts privately negotiated and traded among specific counterparties. Exchange-traded contracts are cleared through a central clearinghouse, whereas OTC contracts have historically been settled between counterparties. In recent years, however, clearinghouses have increasingly offered clearing services for OTC trades. Cleared contracts are novated to a clearinghouse, which in effect steps between the parties to the contract and becomes a party in back-to-back contracts with each side. The clearinghouse generally marks the cleared contracts to market at least daily, and requires margin adjustments from the parties’ clearing brokers based on changes in the market value of the underlying asset until final settlement at expiration, which may occur after a period of days, months or years.

The global derivatives sector of our industry has experienced rapid growth in recent years in the volume of exchange-traded derivatives and the outstanding notional amounts of OTC derivatives. This growth has been driven by many factors, including globalization and the development of new trading markets, a move to commercially oriented business practices at exchanges, increased demand for financial risk-management, migration to fully electronic trading markets, deregulation and regulatory changes, market convergence, product innovation on exchanges and migration from OTC markets to exchange-based trading and enhanced sophistication of market participants. According to the Bank for International Settlements, the global turnover, or trading volume, in exchange-traded derivatives contracts increased at a compound annual growth rate of 21.6% per annum from the 12-month period ended December 31, 2001 to the 12-month period ended December 31, 2006 and the global notional amounts outstanding for OTC derivatives increased at a compound annual growth rate of 30.1% per annum between December 31, 2001 and December 31, 2006.

Derivatives

A derivative is a contract between a buyer and seller whose value is determined by the performance of one or more underlying financial or physical assets, such as interest rates, equity securities, foreign exchange rates, energy products, metals and agricultural or other commodities, as well as indices based on these assets. Examples of financial derivatives include contracts based on the value of interest rates, equity indices, individual equity securities and foreign exchange rates (such as LIBOR futures, e-mini S&P 500 options, options on a single stock and EUR/USD swaps, respectively). Examples of physical derivatives include contracts based on the value of energy products, agricultural commodities and metals (such as WTI crude oil futures, ethanol calendar swaps and futures and options on copper, respectively). Most derivatives are financially settled, whereby settlement is made through cash payments based on the value of the underlying asset, although some derivatives are physically settled by delivering the underlying product. Each derivative specifies whether it will be financially or physically settled. Unlike trades in the cash markets, which typically settle within a period of days, derivative contracts frequently do not settle for extended periods, often months or years after they are entered into. Because the parties’ performance obligations, whether to make payment or delivery, may continue for extended periods, the parties typically are required to provide collateral, or margin, to secure performance of their obligations.

Types of Derivatives

The most common types of exchange-traded derivatives are futures and options on futures. Several additional types of derivatives are traded in the OTC markets, including swaps, forwards and options. The principal types of derivatives include:

•

Futures: A future is a standardized contract, traded on futures exchanges, to buy or sell a specified quantity of an underlying financial or physical asset (or the cash value of the asset) at a future date for a specified price.

•

Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) a specified quantity of an underlying financial or physical asset (or the cash value of the asset) during a specified period at a price determined at the time of the execution of the option. Options may be exchange-traded such as an option on a stock or a futures contract, or privately negotiated and traded on the OTC markets.

•

Forwards and Swaps: A forward contract is an agreement between two parties to deliver a specified quantity of an underlying asset on a specified date and at a specified location against payment of an agreed-upon price. Unlike futures contracts, forward contracts are not standardized, but are negotiated on an individual basis between counterparties. Swaps are OTC derivative contracts generally between the holders of two different assets with different risk and performance profiles in which the risk or performance characteristics are exchanged by cash payments on one or more specified dates. Swaps may be settled against the future price of a single asset or against an index of multiple asset prices.

•

Other Derivatives: There is a wide array of other derivatives with varied characteristics, including contracts for differences and swap options. A contract for difference is a contract between two parties (buyer and seller) stipulating that the seller will pay to the buyer the difference between the current value of an asset and its value at contract time. If the difference is negative, then the buyer will pay instead to the seller.

The table below illustrates some common examples of the different types of derivatives:

Underlying Asset	Types of Derivatives
Exchange-Traded	Exchange-Traded		OTC
Future	Future	Option	Swap	Forward	Option
Interest Rate	Eurodollar future	Option on Eurodollar future	Interest rate swap	Forward rate agreement	Interest rate cap

Equity Index	DJIA Index future	Option on DJIA Index future	Equity swap	Equity index forward	Equity index option

Single Stock	Single stock future	Single share option	Equity swap	Equity forward	Stock option or warrant

Foreign Exchange	FX future	Option on FX future	Currency swap	FX forward	FX option

Commodity	WTI Crude Oil future	Option on WTI Crude Oil future	Natural gas basis swap	North American power forward	Option on crude oil

Derivatives can provide market participants with an efficient mechanism for the management of price risk. Derivatives are used for risk-management, asset allocation, speculation, arbitrage and physical delivery of the underlying asset. Generally, derivatives are traded by two types of market participants: hedgers, or those who seek to minimize and manage price risk, and speculators, or those who are willing to take on risk in the hope of making a profit. By buying and selling derivatives, hedgers seek to protect themselves from adverse price changes. Speculators, on the other hand, trade derivatives with the expectation of making a profit from changes in the value of the underlying asset. The interaction of hedgers and speculators in exchange-traded derivatives helps to provide liquid, active and competitive markets.

Cash Brokerage

Cash brokerage involves the execution and clearing of client trades in non-derivative products such as equity and debt securities and foreign exchange. In these transactions, market participants generally seek to purchase or sell a specified amount of securities or currencies at a specified price for cash, with settlement—delivery of the products against payment—occurring within a few days after the trades are executed. Cash trades in securities occur on exchanges where the securities are listed as well as in the OTC markets, but generally are cleared through a central clearinghouse. Cash trades in foreign exchange are referred to as “spot transactions”, whereby parties agree to buy or sell one currency in exchange for another at a price based on the prevailing spot exchange rate, or the current value of one currency compared to another. Market participants also trade foreign exchange in the derivative markets in various instruments, such as futures, forwards, currency swaps and foreign exchange options.

As the trading strategies of market participants continue to evolve and diversify, and the derivatives and cash markets continue to converge, brokers are increasingly able to bridge the gap between these markets and to offer services in a number of related markets. Accordingly, many brokers active in the derivatives markets have become increasingly active in the cash markets as well. For a discussion of the industry trend of market convergence, see “—Industry Trends—Market Convergence”.

Exchange and OTC Trading

There are two types of market structures within the derivatives and cash brokerage industry: regulated exchanges and the OTC markets. These market structures are distinguished by their unique regulatory, participatory, reporting and operational requirements.

Derivatives Exchanges

A derivatives exchange is a regulated entity that provides trading in standardized derivative products. Currently, there are more than 100 regulated derivatives exchanges located in over 40 countries. Historically, trading in these markets was restricted to standardized contracts on traditional, physical commodities—such as agricultural commodities—but has expanded to include trading in additional types of standardized contracts in different market sectors, such as interest rates, foreign exchange products and stock indices. For a sample of the types of products traded on derivatives exchanges, see the table in “—Derivatives—Types of Derivatives”. In a typical derivatives market, participants can trade either futures contracts or options on futures contracts.

Historically, trading in futures contracts took place exclusively through face-to-face interaction on a physical trading floor of an exchange, also known as the “pit”, through an auction process known as “open-outcry”. In an auction market, prices are established publicly by participants posting bids (or buying indications) and offers (or selling indications). Typically, a derivatives exchange restricts its hours of operation and floor trading to a limited number of exchange members. Non-exchange members are required to execute trades through intermediaries, such as brokers known in the United States as futures commission merchants who are members of the exchange.

In recent years, following technological innovations that have increased the speed of communications and the availability of information, there has been an increasing acceptance and adoption of electronic trading. As a result, many futures and derivatives exchanges have expanded access to their markets by replacing their floor-based trading system with an electronic market or by supplementing open-outcry trading with electronic market access. Examples of electronic trading platforms include the GLOBEX system provided by the Chicago Mercantile Exchange, LIFFE Connect™ and the fully electronic derivatives exchange operated by IntercontinentalExchange, Inc.’s subsidiary, ICE Futures, Inc.

OTC Markets for Derivatives

Over-the-counter, or OTC, is a term used to describe trading activity that does not take place on a regulated exchange. According to the Bank for International Settlements, at the end of June 2007, the global notional amounts of outstanding derivatives in the OTC market was over five times that of exchange-traded derivatives. In the OTC market, commercial participants have historically entered into privately negotiated, non-standardized bilateral contracts. In recent years participants have begun to take advantage of cleared OTC contracts that, like exchange-traded derivatives, are virtually standardized and cleared through a central clearinghouse.

In contrast to the limited range of futures contracts available for trading on regulated exchanges, participants in the OTC markets have the ability to trade an unlimited range of customized contracts between counterparties. As a result, OTC derivatives encompass a broader range of contracts, which may have terms that are more varied and specialized than exchange-traded derivatives. For a sample of the types of products traded in the OTC markets, see the table in “—Derivatives—Types of Derivatives”. Unlike derivatives exchanges, OTC markets operate virtually around the clock and do not impose membership requirements.

Since participants in OTC markets have traditionally entered into individually negotiated, bilateral contracts, the OTC markets historically have been characterized by fragmented liquidity and a lack of price transparency. Without a centralized, comprehensive source of pricing data and an observable, real-time market for a specific contract, it may often be difficult for market participants to determine the best price available for their trade.

Cash Markets

In the cash markets, equity and debt securities are traded both on exchanges and in the OTC markets, while cash foreign exchange products are traded exclusively in the OTC markets. Equity securities are traded principally through the facilities of the securities exchange where they are listed, either directly if the broker is a member of the relevant exchange or indirectly by routing the order through a member firm. Cash trades in equity securities may also occur in the OTC markets, although OTC trades tend to be executed by market-makers and other dealers who maintain inventory and act as principals. Debt securities are predominately traded between dealers and large institutions in the OTC markets and cash foreign exchange products are traded exclusively in the OTC cash markets, principally in London, New York, Tokyo and Singapore.

As participants seek to bridge the cash and derivatives markets, there has been growth in derivatives that combine both cash products and derivatives. For example, an exchange of futures for physicals is a derivative transaction in which one counterparty buys cash products and sells futures contracts while the counterparty on the opposite side sells cash products and buys futures contracts. As a result, the parties trade cash products and simultaneously enter into an offsetting futures transaction. Exchange for physicals are executed in the OTC market directly or through brokers and are submitted for clearing to clearinghouses by clearing member firms, like us. The appeal of exchange for physicals is that the parties to the transaction are free to negotiate the prices, quantities and other terms of the transaction. As a result, fund managers and other institutional investors often use exchange for physicals to enter or exit futures market positions on agreed upon terms and thereby exchange or modify exposures between the cash and derivatives markets.

Execution and Clearing Process for Derivatives

As discussed above, trades in listed futures and options are executed on the trading floor or through the electronic market of the exchange where they are listed. In general, the execution function is performed by executing brokers, who must be members of the exchange for execution purposes, and the clearing function is performed by a central clearinghouse and clearing firms who must be approved as clearing members of the exchange. The clearinghouse is designated by the exchange and often is a division or affiliate of the exchange. The clearing firms are generally banks or brokers with substantial capital and are designated by the counterparties to the trade. Executing brokers may be, but often are not, clearing members, and vice versa. Thus, some firms may provide only execution services, others may provide only clearing services and still others—like us—may provide both.

Typically, when a client wishes to trade a listed future or option, it must give its order to an execution broker who is a member of the exchange for execution purposes, and who sends the order to the exchange for execution. Historically, most executions were handled by “voice brokers” who referred client orders by telephone to the relevant exchange for execution and charged their clients a commission. As a result of the migration to electronic trading in recent years, clients have been able to route orders to exchanges electronically, generally through systems maintained by executing brokers, which has led to lower commissions for execution services. Moreover, some exchanges have also provided clients, particularly large, active traders, with direct online access to their order-execution systems, which permits these clients to bypass the executing brokers entirely. While this ability of clients to bypass executing brokers, or disintermediation, has affected order flow for traditional voice brokers, many clients still choose to execute trades through brokers—like us—that offer clients value-added services in addition to voice execution. See “Our Business—Our Growth Strategy”.

In some cases, the executing broker may have sufficient order flow from its clients that it is able, where permitted by law, to execute client orders internally by matching a buy-side order from one client with a sell-side order from another client or vice versa. Internal execution permits the broker to work an order—meaning that it holds the order while it seeks out one or more orders on the other side that would result in a match on terms more favorable than those available when the order was initially received—and thus to achieve better pricing for the client than if it simply routed the order to the exchange for matching in an automated execution system. We refer to this practice as internal agency execution. In cases where the client demands immediate execution, in contrast, the broker may, where permitted by law, take the other side of the trade for its own account while contemporaneously entering into an offsetting trade with another party, either internally with another client or externally with a market participant. We refer to this practice as internal matched-principal execution. By executing on a matched-principal basis, the broker limits its exposure to changes in market prices to a transitory, usually brief period while it finds an offsetting trade. Brokers generally earn higher profits per trade when they execute client orders on a matched-principal basis than on an agency basis. While current laws and regulations generally do not permit matched-principal execution in the U.S. listed markets, we believe that matched-principal execution will become more prevalent in European listed markets due to regulatory changes in that region. See “—Industry Trends—Deregulation and Regulatory Changes”. Matched-principal execution of client orders is permitted and more common in the OTC markets, where trading is conducted primarily on a principal-to-principal basis.

In all cases, the broker routes the client orders (including, where permitted by law, those matched internally) to the relevant exchange for execution and clearing. If an order is not matched internally before it is routed, it will be matched with orders received by the exchange from other brokers for execution. Where permitted by law, orders matched internally, whether with orders of other clients or with orders for the broker’s account, will not be exposed to other orders and the internal matches will simply be confirmed. Once an order is matched by the exchange, the trade has been executed.

Once a trade is executed, each side of the trade is directed to a designated clearing member, each of which then submits the trade to the clearinghouse. The clearinghouse checks the terms of the two orders and confirms the match to the two clearing firms, which in turn confirm the trade to their clients. Each clearing firm must be a clearing member of the exchange, whereas each executing broker need only be an executing member. As a result, the clearing firm for a particular client may be different from its executing broker.

When the trade has been confirmed by the clearing firms with the clearinghouse, the clearinghouse steps between the two parties to become the counterparty to each side of the trade. Under the rules of derivatives exchanges generally, a clearing firm must require that initial margin (which is similar to a security deposit or a performance bond) be deposited by a client who engages in trading activity in amounts at least equal at all times to those specified by the exchanges. Frequently, a clearing firm will require that a client post initial margin in excess of the amount specified by the exchanges in order to provide additional security. In turn, the clearing firm posts margin with the exchange’s clearinghouse in respect of its clients’ positions. In the case of futures contracts, these positions are typically marked to market on at least a daily basis. The clearinghouse will issue a margin call to the clearing firm for additional margin in respect of its clients’ positions following adverse market movements, or will credit a clearing firm with margin gains in respect of its clients’ positions following favorable market movements, every trading day. In turn, the clearing firm will issue a call for additional margin to a client who has sustained losses that reduce the value of the initial margin in its account below a specified level. Alternatively, the clearing firm will make a payment to a client by crediting the client account to reflect increases in the value of its positions. The clearing firm is obligated to make margin payments to the clearinghouse, irrespective of whether its clients honor their obligations to make margin payments to it. A clearing firm typically requires its clients to keep their margin in accounts maintained at and under the control of the firm.

In contrast, OTC derivatives are typically entered into and settled on a principal-to-principal basis and are not cleared through a clearinghouse. As a result, each party to a trade is typically exposed to the credit risks of the other. In recent years, a growing number of clearinghouses or other market participants have begun to offer clearing services for more commonly traded OTC contracts in order to address the counterparty credit risks associated with these trades. This development has diminished the difference between exchange- and OTC-traded derivatives. Participants who trade cleared OTC contracts do so through brokers who assume responsibility for their respective clients’ performance and generally require the clients to post margin. Brokers that clear OTC trades for their clients may interface with (1) a clearinghouse if the clearinghouse offers clearing services for that trade, (2) another clearing broker or, (3) in some cases, directly with the counterparty.

Industry Participants

The derivatives and cash brokerage industry consists of a wide range of participants from the clients seeking trade execution or clearing services to the principal service-providers—brokers, exchanges and clearinghouses.

Clients

Derivative products are traded by a diverse range of clients, including financial institutions, manufacturing and service providers, hedge funds and other asset managers, professional traders and private clients, among others. Clients buy and sell derivative contracts for a variety of reasons, including risk-management, asset allocation, speculation, arbitrage and physical delivery of the underlying asset.

Futures and Options Brokers

Futures and options brokers execute trades on exchanges and in OTC markets and some act as clearing members of the respective clearinghouses through which the trades of their clients are cleared or as clearing counterparties of OTC trades. As a clearing member of an exchange, a broker is subject to regulatory and self-regulatory organization requirements regarding maintenance of client margin, minimum capital and related matters. There are hundreds of brokers, domestic and foreign, operating in the derivatives and cash markets. Some futures and options brokers are components of, or are affiliates of, large commercial or investment banks. Some are independent brokers, like MF Global.

Introducing Brokers

Futures and options brokers may obtain clients through relationships with introducing brokers, who are individuals or organizations that have relationships with various market participants. Introducing brokers provide all the typical functions of a broker, except that they do not accept money, securities or property of a client. Introducing brokers direct orders made by their clients to brokers for execution and clearing. There are two types of introducing brokers: guaranteed and independent. Guaranteed introducing brokers enter into a guarantee agreement with brokers under which the brokers agree to be jointly and severally liable for all of the introducing broker’s obligations and compliance requirements, in exchange for exclusivity of the introducing broker’s futures transactions. By contrast, an independent introducing broker may have clearing relationships with multiple brokers. Because of the independent nature of these arrangements, independent introducing brokers must maintain their own net capital to meet the applicable minimum financial requirements.

Exchanges

Currently, there are more than 100 regulated derivatives exchanges located in over 40 countries. Major derivatives exchanges in the United States include the Chicago Mercantile Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, the Chicago Board Options Exchange, the International Securities Exchange and the New York Board of Trade. In Europe, the largest derivatives exchanges are Eurex, Euronext.Liffe, the London Metals Exchange and ICE Futures. In Canada, futures contracts are traded principally on the Bourse de Montreal. Other important exchanges globally include the Singapore Exchange, the National Stock Exchange of India, the Multi Commodity Exchange of India and the National Commodity and Derivative Exchange in India, the Taiwan Futures Exchange, the Tokyo Commodity Exchange, the Sydney Futures Exchange, the Tokyo Financial Futures Exchange and the Korea Exchange.

Clearinghouses

As discussed above, exchange-traded derivatives, and increasingly OTC trades, are settled through a centralized clearinghouse, which may be associated exclusively with a single exchange or may support a number of exchanges. Although OTC trades have historically not been cleared, as OTC markets have evolved in recent years, certain clearinghouses have begun settling an increasing number of OTC trades. Additionally, New York Mercantile Exchange ClearPort Clearing provides for the clearing, through its clearinghouse, of trades in OTC derivatives executed off-exchange.

Industry Size and Growth

Exchange-Traded Derivatives

According to the Bank for International Settlements, global trading volume in exchange-traded derivatives contracts increased from approximately 4.5 billion for the 12-month period ended December 31, 2001 to approximately 12.0 billion for the 12-month period ended December 31, 2006, representing a compound annual growth rate of 21.7%. This growth is due, in part, to the increasing demand for risk-management instruments and other trading tools to support trading strategies by more sophisticated, and an increasing number of, market participants. The response to this increasing demand has been the development of new contracts to enable a large number of market participants to execute risk-transfer transactions to exchange, initiate, modify, reduce or eliminate exposure to price uncertainties in a broad range of underlying financial and physical assets. In particular, the growth in exchange-traded derivatives also represents the desire for standardized contract terms, liquid markets with price transparency, centralized clearing and reduced transaction costs enabled by technological improvements.

The charts below illustrate the growth in contract volumes in exchange-traded derivatives by market (interest rate, currency and equity index) and by region (North America, Europe, Asia/Pacific and other) for the periods presented.

Exchange-Traded Derivatives

(1)	Represents the compound annual growth rate in trading volume of exchange-traded derivatives contracts.

Source: Bank for International Settlements Quarterly Review.

OTC Derivatives

According to the Bank for International Settlements, at June 30, 2007, the global notional amount of exchange-traded derivatives outstanding was $96.7 trillion, and the notional amounts of OTC derivatives outstanding was $516.4 trillion, compared to $70.5 trillion and $414.3 trillion, respectively, at the end of 2006. Of the $613.1 trillion of the global notional amounts outstanding, $271.9 trillion relates to single currency interest rate swaps, in which we do not participate.

The chart below illustrates the growth in global notional amounts outstanding for OTC derivatives by trading market.

Source: Bank for International Settlements Quarterly Review

(1)	Represents the compound annual growth rate in global notional amounts for OTC derivatives.

Cash Markets

Trading volumes in the cash equities markets have experienced growth in recent years, although not as rapid as those in the exchange-listed and OTC derivatives markets. While the U.S. and European equities markets have experienced growth in trading volumes in recent years, growth has been interrupted from time to time due to economic downturns and political factors. Trading volumes in the cash equities markets around the world have grown at varying rates, with those in emerging markets such as the Asia/Pacific region sometimes growing much faster than those in more established markets. Trading in non-derivative foreign exchange market products has also experienced significant growth in recent years. Average daily global trading volume in foreign exchange spot transactions totaled $1 trillion in April 2007, the last month for which this information was reported in the Bank for International Settlements Triennial Central Bank Survey on Foreign Exchange and Derivative Market Activity, representing approximately one-third of the total volume for all foreign exchange trading during the period. With the growth in derivatives trading and the changing industry landscape, many participants in the cash markets are increasingly expanding their trading and risk-management strategies to include derivative instruments.

Industry Trends

In recent years, the volume of derivatives transactions has grown substantially due to a number of industry trends. We expect this growth to continue and to provide opportunities for us to expand our business. See “Our

Business—Our Growth Strategy”. Several trends have contributed to the growth in the derivatives markets, which we expect will continue. We describe some of these trends below.

Globalization and the Development of New Markets

Financial institutions, investment firms and other financial intermediaries increasingly trade across national boundaries, in numerous regions and asset classes, outside traditional exchanges and directly among themselves. The emphasis on geographic diversification of investments, investment opportunities in emerging markets and expanded cross-border commercial activities are leading to increasing levels of cross-border trading and movement of capital. A number of countries and regions, particularly emerging economies such as India and China, that have historically not participated in the capital markets are now developing domestic derivatives markets and exchanges and seeking access to more mature derivatives markets outside their borders. While regulatory barriers in China and other Asian countries often restrict the ability of international firms to establish offices and operate in local markets in those countries, they frequently permit international firms to service local clients’ needs for access to markets outside those countries. We believe there is an opportunity to develop these local client relationships under the current regulatory environment in many countries. We also believe that some of those countries may gradually liberalize their market regulation and permit international firms to gain access to their local markets over time, which we believe would present additional growth opportunities.

Move to Commercially Oriented Business Practices at Exchanges

Many exchanges in Europe, North America and Asia have demutualized, converting into publicly traded, for-profit companies. In the past five years, in North America, the Chicago Mercantile Exchange, the Chicago Board of Trade, the International Securities Exchange, the New York Stock Exchange, the New York Mercantile Exchange and the Bourse de Montreal have all become publicly traded for-profit exchanges, while the Chicago Board Options Exchange is currently demutualizing. As a result, exchanges are adopting commercially oriented business practices with a greater focus on creating shareholder value. The need to build strong records of growth has led these exchanges to improve investor access by introducing electronic trading, increasing transparency, or availability, of trading prices and other data, and aggressively introducing new products. Additionally, a number of U.S. exchanges have also reduced their clearing and transaction fees on some competitive products. A number of exchanges are consolidating to improve their cross-border trading capabilities as well as to broaden their range of products and build liquidity. For example, IntercontinentalExchange acquired the New York Board of Trade, the Australian Stock Exchange and the Sydney Futures Exchange merged, the businesses of NYSE Group and Euronext combined under NYSE Euronext, and the Chicago Mercantile Exchange and the Chicago Board of Trade merged. The International Securities Exchange also merged with the Deutsche Börse. We believe that these trends have been a major factor contributing to the recent growth in trading volumes across many of the world’s largest financial markets, and particularly the derivatives markets. We also believe that the exchanges’ focus on increasing shareholder value will result in more competition, which in turn will foster continued innovation, lower fees and consolidation as exchanges seek to gain greater operating efficiencies necessary to compete for clients.

Increased Demand for Financial Risk Management

The growth and complexity of capital markets activity, the increasingly sophisticated investment community, the shift from passive to active investment strategies and the desire among businesses to mitigate risk exposure have increased demand among market participants for more sophisticated risk-management techniques. Contributing to this trend is the expansion of capital-formation capabilities, the refinement of risk-management techniques across a wide spectrum of businesses and the influence of government and regulatory authorities in mandating higher standards of risk-management.

Enhanced Sophistication of Market Participants

An increasing number of market participants have committed, and are expected to continue to commit, increasing amounts of capital to trading in derivatives. In particular, many financial institutions, hedge funds and proprietary trading firms are increasingly allocating a growing percentage of their assets to trading derivative contracts. These types of firms have been consistently at the forefront of demand for innovation in the derivatives markets as they seek to achieve superior returns through an array of investment strategies. In particular, certain hedge funds, which have experienced substantial growth in recent years, have become increasingly active participants in the industry, and a number of technological improvements and products have been developed to serve their needs.

Migration to Fully Electronic Trading Markets

The increasing acceptance and adoption of electronic trading and corresponding decline in floor-based trading has reduced clearing fees, extended trading hours and improved execution efficiency, price transparency and ease of access for a large universe of participants. This development has stimulated higher trading volumes in the derivatives markets among existing participants, and it has also attracted new market participants to these markets, further contributing to increased trading activity. In the United States, the major derivatives exchanges have increasingly migrated to electronic trading, which, for example, accounted for approximately 81% of the aggregate volumes on the Chicago Mercantile Exchange and the Chicago Board of Trade in the fourth quarter of calendar year 2007, according to their published data. As more clients are able to execute orders electronically, either over the brokers’ own systems or directly to the exchanges, the need for voice execution has declined and passive brokers—whose principal focus is voice execution—have had to reduce their commission rates in order to continue to participate in the execution process. In contrast, brokers, like us, that provide value-added services in addition to voice execution continue to play a significant role in the execution process.

Deregulation and Regulatory Changes

Deregulation and the opening of markets within the financial services industry in North America, Europe and Asia have increased client access to products, markets and regions, reduced regulatory barriers to product innovation and encouraged cross-border consolidation to gain operating efficiencies that are necessary to compete for clients and intermediaries. For example, in the United States, the Commodity Futures Modernization Act of 2000 has facilitated the development of a larger range of stock-specific and more tailored equity derivative products, enabled regulated exchanges to self-certify new contracts, thereby eliminating an onerous and lengthy review process, and encouraged central clearing facilities for OTC contracts, significantly improving client access to a number of derivative products. In Europe, regulators recently adopted the Markets in Financial Instruments Directive, known as MiFID, which may encourage brokers to increase the number of trades executed internally in order to provide the best execution for clients. We believe MiFID may provide potential opportunities for brokers, like us, that have deep liquidity and can often provide better execution internally, including on a more-profitable matched-principal basis. In a number of regions—including India, Taiwan and Dubai—regulators and exchanges have encouraged more developed derivatives markets and liberalization of their markets. In furtherance of this objective, those regulators and exchanges have taken significant steps both to enhance access to domestic markets by a larger number of overseas participants, and to facilitate access by local participants to established markets outside their domestic region.

Market Convergence

The derivatives and cash markets are converging, particularly in the interest rate, equities and foreign exchange segments, as clients increasingly seek comprehensive brokerage and clearing services that can meet their trading needs across a range of products, markets and regions. In the larger cash markets, such as foreign exchange and U.S. Treasury securities, more efficient trading methods and increased market access have enabled new types of clients to participate in these markets alongside the traditional participants. Automation has delivered expanded direct market access for a larger universe of clients, supported by cash market and OTC central clearing facilities. Specific developments have accelerated this trend, including the growing willingness of traditional asset managers to seek exposure to alternative asset classes, participation by a larger number of asset managers in relative value and arbitrage strategies, and the development of large numbers of hybrid products, such as exchange-traded funds, that deliver low-cost market exposure in flexible formats. We believe that this trend has helped to make the derivatives markets some of the fastest growing financial markets in the world.

Product Innovation/Migration from OTC Markets to Exchange-Based Trading

Innovations in risk transfer techniques often originate in response to specific perceived market demands, resulting in new product introductions. For example, cleared OTC contracts were developed in the OTC markets in response to the desire to reduce bilateral credit risk and improve capital efficiency. Many clearinghouses now offer cleared OTC contracts, which provide clients with access to centralized clearing and settlement arrangements. In addition, as other new OTC products gain wider acceptance, exchanges seek to replicate the more commonly traded OTC contracts with standardized terms to attract trading by market participants seeking improved price transparency, centralized clearing and credit intermediation that is not available in truly bilateral contracts. This has contributed to increased volumes in exchange-traded derivatives as more market participants access exchange markets and seek clearing services. For example, the number of OTC-traded derivative products that now trade on exchanges as standardized contracts has increased significantly in recent years.

OUR BUSINESS

Introduction

We are the leading broker of exchange-listed futures and options in the world. We provide execution and clearing services for exchange-traded and OTC derivative products, as well as for non-derivative foreign exchange products and securities in the cash market. We provide our clients with access to many of the largest and fastest growing financial markets throughout the world. We believe that we are the largest “specialty” broker operating in our markets. As a specialty broker, we focus on providing brokerage execution and clearing services to our clients. We believe that our clients highly value our focus on client service and the fact that, unlike many of our competitors, we do not engage in non-brokerage businesses, such as investment banking, asset management or principal investments, that could conflict with their interests. We believe that the success of our specialty-brokerage strategy is demonstrated by our leading position in most of our markets, particularly exchange-traded derivatives.

We provide our clients with fast, cost-effective trade execution and clearing services for derivative and cash products across a broad range of trading markets, including interest rates, equities, foreign exchange, energy, metals as well as agricultural and other commodities throughout most of the world’s major financial centers. We provide our clients with market access through our brokers, relationships with introducing brokers and online trading platforms. As of March 31, 2007, we served over 130,000 active client accounts. Our clients include institutions, hedge funds and other asset managers, as well as professional traders and private clients. We have offices in New York, London, Chicago, Paris, Mumbai, Singapore, Sydney, Toronto, Tokyo, Hong Kong, Taipei, Dubai, and other locations. Our principal executive offices are in New York and our registered office is in Hamilton, Bermuda.

We execute client trades on both an agency and a matched-principal basis, and we clear trades for our clients. We derive revenues from four main sources: commissions from agency execution; commissions from clearing services; markups from principal transactions, primarily consisting of client trades executed on a matched-principal basis; and interest income on cash balances in our clients’ accounts, most of which are maintained by our clearing clients to meet margin requirements. For the six months ended September 30, 2007, we generated total revenues of $3,454.8 million, revenues, net of interest and transaction-based expenses, of $809.9 million, a net loss of $17.7 million and adjusted net income of $99.8 million, compared to total revenues of $2,483.2 million, revenues, net of interest and transaction-based expenses of $678.9 million, net income of $56.5 million and adjusted net income of $75.2 million for the six months ended September 30, 2006. For information on how we calculate adjusted net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

The success of our specialty-brokerage strategy is demonstrated by our leading position in most of our markets, particularly exchange-traded derivatives. For the three months ended December 31, 2007, based on data provided by the respective exchanges and based on the volume of executed or cleared transactions, we ranked first on the Chicago Mercantile Exchange, the Chicago Board of Trade, Commodity Exchange, Inc., a division of the New York Mercantile Exchange, the New York Mercantile Exchange, Euronext.Liffe and the Sydney Futures Exchange. We describe our market participation in more detail under “—Business Overview—Primary Products—Exchange-Traded Derivatives”. Because of our strong position in most of our markets, we have benefited from the rapid growth in our industry in recent years. We believe that we are well positioned to take advantage of this growth and other emerging industry trends in the future. See “Our Industry—Industry Trends”.

Through our relationship with Man Group, our former parent company, we have our origins over 200 years ago in a broking business founded by James Man, which focused on the physical commodities markets and was a founding member of some of the world’s futures exchanges. Prior to the initial public offering of our common shares, we were a division of Man Group known as “Man Financial”. Man Group is listed on the London Stock Exchange and is a constituent of the FTSE® 100 Index. Man Group also has an asset management division known as “Man Investments”, a global leader in the alternative investments industry. In connection with the initial public offering of our common shares, we separated from our former parent company and are now conducting our business independently, as a public company with shares listed on the New York Stock Exchange. We believe the initial public offering of our common shares and our separation from our former parent company emphasize our commitment to specialty brokerage and enhance our position as the largest specialty broker in our markets.

Our Business Model

Our business is based on a diversified yet fully integrated model that allows us to offer a variety of products across a broad range of trading markets, geographic regions and clients and through multiple distribution channels. This diversified yet integrated model positions us as a centralized provider of brokerage services across multiple products, trading markets and regions. There is a strong market trend toward diversified trading activities, in which clients seek access to multiple trading alternatives to implement their trading strategies. We believe we are well positioned to profit from this trend because we provide our clients with a central point of entry into a wide range of diverse trading alternatives and enable them to bridge the gaps between complementary products, trading markets and regions. For example, we provide our clients with trade execution and clearing services in both the listed and OTC markets for the same or similar financial products, and in both the derivatives and cash markets for the same or similar securities, foreign exchange and other market exposures. We also provide our clients with clearing services, either together with or separately from execution services. We believe that our ability to provide access to a wide range of trading alternatives, as well as clearing services, distinguishes us from most of our principal competitors, provides diversity and stability to our business and enables us to adapt quickly to changing market conditions and client needs.

We manage our business as a single entity, and not by services or product lines, market types, geographic regions, client segments or any other exclusive category. We seek to provide each of our clients with brokerage services that encompass any and all combinations of our products, trading markets and regions. For example, we can serve the needs of a European financial institution requiring efficient access to U.S. interest-rate futures; an Asian manufacturer managing price risk through metals contracts traded in London or energy contracts traded in New York; a U.S. asset manager with an investment strategy involving listed and OTC derivatives traded in all major global markets; a U.S. institution qualified under applicable local rules seeking access to the Indian futures market; or an Australian individual seeking cost-effective OTC instruments in European equities. Our model enables us to provide fully integrated brokerage services across the following financial products, trading markets, regions and clients through multiple distribution channels.

Our Business Model

By managing our business as a fully integrated structure, we focus on meeting the specific needs of our clients, wherever they are located and in any of the marketplaces in which we operate throughout the world. This flexible and integrated structure also allows us to bundle or unbundle our execution and clearing services on client demand.

Our Competitive Strengths

The derivatives and cash brokerage industry is fragmented and highly competitive. Our competitors include hundreds of brokers and banks around the world. See “—Competition”. We compete in trade execution primarily with other brokers. In addition, in recent years several major exchanges have increasingly permitted clients to execute derivatives trades directly on exchanges by electronic means. We compete in clearing with many other clearing firms, primarily commercial banks and other financial institutions with ready access to capital and large lending operations. In addition, major exchanges provide clearing services to brokers and directly to some large financial institutions for derivatives trades.

We have maintained our leadership in the derivatives and cash brokerage industry due to our principal strengths, which include:

Leading Specialty Broker

We believe that we are the leading specialty broker operating in most of the trading markets around the world in which we operate. We believe that our focus on providing superior brokerage execution and clearing services attracts clients and enables us to develop strong, broad relationships with them. As a specialty broker, we generally do not trade for our own account, except to facilitate client trades on a matched-principal basis and to hedge the foreign currency and interest rate risk inherent in our global operations, and we do not maintain an inventory of financial products. When we trade on a matched-principal basis, we execute a client’s order by entering into the requested trade with the client and contemporaneously (often within minutes and generally on the same trading day) entering into an offsetting trade with another party, thereby minimizing our exposure to market-price movement. We generally do not engage in directional trading, meaning that we do not take positions for our own account in order to profit from anticipated changes in market prices. (In addition to matched-principal trades for clients, we engage in principal transactions to hedge our exposure to changes in foreign currency exchange rates and interest rate risk.) Limiting our principal trading in this manner helps us to avoid conflicts of interest with our clients and promotes financial stability in our operations. As a result, we believe our clients are more inclined to trade through us and to maintain funds on account with us than if we engaged in non-brokerage businesses like many of our competitors.

Leading Market Positions

We believe we are the largest broker by volume of executed or cleared transactions in most of our markets, based on rankings provided by the exchanges on which we are active. We describe our market position in more detail under “—Business Overview—Primary Products—Exchange-Traded Derivatives”. In recent years, we have maintained our leading market position in these markets and we have benefited from the rapid growth in our industry. We believe that we are well positioned to take advantage of this growth and other industry trends in the future.

Deep Liquidity in Our Markets

We are the largest executing and/or clearing member by volume on the major derivatives exchanges in the United States and Europe described in “—Business Overview—Primary Products—Exchange-Traded Derivatives”. Because of our strong market position, we receive a large volume of client orders for execution in a number of listed derivatives markets. This high volume of client orders creates liquidity, which means that traders are generally able to open and close their trading positions when they want to without triggering adverse price movements. The diversity of our clients—which include institutional clients, hedge funds and other asset managers, professional traders and private clients, many of which pursue a wide variety of different trading strategies—provides us with a broad and deep pool of liquidity. We believe this liquidity enables us to provide superior execution services to our clients, particularly for the more complicated and hence more profitable trades and where internal matching of client orders on an agency or matched-principal basis is permitted, for the following reasons.

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Anonymity. Liquidity enables us to execute client orders as part of a large, steady flow of transactions that preserves our clients’ anonymity to the market, which helps them to minimize the risk of triggering market movements against their positions and to preserve the confidentiality of their proprietary trading strategies. This anonymity is particularly important to large, active traders.

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Internal Agency Execution. Liquidity enables us, where permitted by law and regulation, to execute our clients’ orders internally, by matching them against one another without first routing them to an exchange where they would be matched through automated systems. Internal execution enables us to “work” an order to find the most appropriate match and thereby reduce the bid-ask spread, which enables us to provide both sides of the trade with better pricing than might otherwise be available through automated matching on an exchange. While internal execution in derivatives is largely restricted by law and regulation to a limited number of non-U.S. markets, it represents a significant portion of our execution activity in these markets and is likely to increase due to regulatory changes in the European markets. See “—Business Overview—Primary Services—Agency Execution”.

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Internal Matched-Principal Execution. Liquidity also enables us, where permitted by law, to execute client orders internally on a matched-principal basis, which generally yields higher margins than agency execution. In cases where our clients prefer that we execute immediately rather than work their orders, we often take the other side of the trade while we look for an offsetting trade from another source. Because of our heavy order flow, we can take the other side with confidence that we can find an appropriate offsetting trade, from our order flow if necessary, within a relatively short time, usually during the same trading day. Internal matched-principal execution enables us to provide our customers with the certainty of execution they desire without our having to assume market risk for more than a brief period. While current regulations only permit matched-principal execution in certain U.S. listed markets on a limited basis, we believe that matched-principal execution will become more prevalent in European listed markets due to regulatory changes in that region. Most of our matched-principal execution occurs in OTC trading markets, such as metals, foreign exchange and fixed income securities, where trading occurs primarily on a principal-to-principal basis. In these markets, we execute our client’s order by taking the other side of the trade and then entering into an offsetting trade with a broker or other market participant. When we execute externally, it may take us longer to find an offsetting trade and we may be exposed to market risk for somewhat longer periods than when we are permitted to execute internally. We see an opportunity to increase our profitability by increasing the volume of trades we execute internally on a matched-principal basis where permitted by law, particularly in European markets as a result of regulatory changes.

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Liquidity for Complex Transactions. Liquidity enables us to offer better execution for many client orders involving derivatives with more distant settlement dates, or “back-month” contracts, and other sophisticated transactions. “Back-month” contracts may extend for periods that are many months or even years longer than the contracts that are most commonly traded on exchanges. Fewer market participants trade these long-dated or complex contracts and the spread between the prices at which they are willing to buy and sell these contracts is generally wider than with shorter-dated or simpler contracts. As a result, we believe that our ability to work orders and match them internally, at potentially more favorable prices than might otherwise be available if the orders were simply routed to an exchange for automated execution, or to execute them quickly on a matched-principal basis, is particularly important to our clients who trade back-month and other complex contracts.

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Low Cost Execution. Liquidity enables us to achieve economies of scale when we execute client orders. Because we receive a large and steady flow of client orders, we believe that we can provide our clients with execution services at lower costs than many other firms can, and that this is a critical advantage in an environment where electronic access is streamlining the execution process and lowering profit margins for brokers. Our competitors with lesser liquidity have experienced difficulty operating profitably in this environment and some of them have reduced their operations or exited certain businesses.

Our deep liquidity, therefore, is a powerful competitive advantage, one that has been built over years of service to our clients and is not easy for other firms to replicate quickly. We believe that our liquidity is highly attractive to market participants and that, if trading volumes continue to increase generally, our liquidity will continue to attract still more order flow. In this sense, liquidity creates more liquidity, which we believe will continue to strengthen our competitive advantage over time.

Integrated, Diversified Business Model

Our business model allows us to provide our diverse client base with integrated access to multiple services across multiple products and trading markets, on major exchanges worldwide, as well as in the OTC markets. In addition, our presence in most of the world’s major financial centers—in both established and rapidly emerging markets—combined with our ability to manage our operations and process transactions on a global basis enable us not only to reach clients throughout many parts of the world but to provide them with rapid, efficient access to major global markets in multiple time zones. We provide our clients with access to a broader range of trading alternatives than any single exchange or, we believe, most other brokers, and we can offer these alternatives in combinations tailored to meet our clients’ specific needs. Our business model affords us the resources and flexibility to respond quickly to changing client demands and market conditions, and to serve multiple types of clients, from banks, corporations and other institutions, to hedge funds and other asset managers, to professional traders and private clients. Our diversified operations also promote balanced and stable performance for our business. We are not dependent on any single product, trading market, region or type of client and we believe this diversity and our focus on derivatives brokerage helps to mitigate—although not eliminate—the volatility of revenues and earnings that brokers can experience.

Well Established Reputation

We believe that our reputation within the financial community is among our most valuable assets. Through our relationship with our former parent company, we have our origins over 200 years ago in a broking business founded by James Man. We have also benefited from an experienced and talented employee base that we believe to be stable and loyal. We and Man Group have been operating internationally since inception. This experience, including more than 12 years of operating as a division of a public company in the United Kingdom, has shaped a culture at MF Global that is familiar with operating a global business in a public-company environment. We also believe we have good, and in many cases, longstanding, relationships with our regulators and a record of effective compliance with the regulations that govern our operations around the world.

In addition, we have inherited a strong tradition of corporate social responsibility from Man Group and believe that maintaining a corporate responsibility program is integral to building and preserving our corporate reputation and brand. We intend to continue to uphold the highest levels of ethics, integrity and accountability as a good corporate citizen, both through our operating practices and social responsibility programs. We believe that by doing the right thing for all our stakeholders—shareholders, employees, clients and communities, both locally and globally—we will build a level of trust, loyalty and goodwill that will further enhance our long-term position in the marketplace.

Disciplined Approach to Risk

We actively manage risk on a global basis with a centralized, hands-on approach. Our senior executives play a leading role in managing our risk exposure on a day-to-day basis. We monitor our clients’ open positions—which represent our principal risk exposure—and margin levels on a real-time basis, with both sophisticated technical systems as well as continuous oversight from our highly experienced risk managers. Client positions are reviewed and margin levels adjusted both during and at the end of each trading day. We do not rely primarily on conventional value-at-risk methodology to test our clients’ exposures, as that methodology attempts to measure risk under relatively “normal” market conditions during a relatively brief period and may not always reflect significant “shock” events that may have occurred over a longer time frame. Rather, we stress-test client positions under hypothetical “worst-case” conditions that reflect actual historical data from periods extending back a decade or longer. We believe this approach enables us to measure risk in light of a broader range of historical experience that includes more extreme conditions. Equally important, we believe that effective risk-management requires a willingness to be selective about our clients, in particular in terms of credit and risk analysis, and in some cases to limit our clients’ trading activities. We believe that our value-added services and deep liquidity enable us to exercise a more disciplined approach to risk-management than would otherwise be the case if our client services were not as attractive to the market. We also believe that our primary focus on brokerage services and standardized products, and the fact that our trading markets tend to be relatively liquid with readily available pricing information, enable us to effectively evaluate and manage the risks posed by our clients’ positions. In each of our last four fiscal years and the first half of fiscal 2008, our losses due to transactional errors and client defaults have represented less than 2.0% of our revenues, net of interest and transaction-based expenses, with losses due solely to client defaults representing less than 0.5%.

Acquisition and Integration Expertise

We have demonstrated an ability to expand our business and increase our earnings over a number of years by making selective acquisitions and integrating them efficiently into our operations. We have successfully completed and integrated 19 acquisitions since 1989, including our purchase of GNI and the Refco assets. We have made acquisitions to advance our strategic development by extending our presence into markets we have not previously served. We have also made acquisitions to achieve earnings growth through economies of scale by adding clients and business in markets we already serve. In particular, we have been able to use expertise we acquired or developed for one type of product, trading market or region by applying it across multiple products, trading markets or regions, thus significantly enhancing the value of the acquisition. For example, we acquired an electronic futures trading platform from GNI in 2002 that, at the time, was being used primarily by European clients, and we have since made it accessible to our clients in North America and the Asia/Pacific region as well. We have also been able to successfully recruit, integrate and retain teams of professionals from the operations we have acquired as well as from other industry participants. We have been able to increase the value of acquired properties in part because we conduct our business as a fully integrated, single entity in which the services we make available for any one of our products, trading markets or regions can quickly and efficiently be extended to all of our products, trading markets and regions. We believe our business model enables us to respond quickly to changing market conditions and client demands with minimal disruption and cost.

Access to Advanced Technology Platform

Our advanced execution and clearing systems enable our clients to trade rapidly, efficiently and reliably across major global markets, which enables us to compete effectively in multiple trading markets around the world. We are generally an integrator, and not a developer, of technology. By licensing the technology in our core systems from leading independent vendors such as Rolfe & Nolan and SunGard, we have access to advanced and reliable technology. By integrating different third-party technologies, we are able to respond quickly to technological change by upgrading our systems with limited capital expenditures. Our systems are scalable, meaning that we can expand the capacity, with limited cost and operational adjustments. We have successfully combined leading front-end, middle-office and back-office systems into a single, integrated platform with global reach. In addition, our platform benefits from a degree of system redundancy that we believe reduces the potential for disruption that could result from a system failure. This feature is an important part of our disaster recovery capability. To date, we have not experienced a major system-related disruption.

Entrepreneurial Culture

We organize our sales and trading personnel into relatively small teams that focus on a particular type of client or market. We believe our organizational structure fosters a strong commitment to client service and a strong sense of ownership of our business. Unlike many of our competitors, we compensate our broker teams according to a formula based on the operating profits—rather than the revenue—that the particular team generates. We believe this “bottom-line” compensation structure incentivizes our revenue-generating employees to identify and pursue potential profit opportunities by seeking new clients and providing the highest value-added—and most profitable—products and services. Equally important, we believe this model provides our brokers with a powerful incentive to manage team expenses and enables us to lower our fixed overhead costs to levels that many of our competitors are not able to achieve. We couple this entrepreneurial culture with a strong commitment to active and effective risk-management worldwide. Many of our employees have extensive industry and product experience. We believe that our culture fosters loyalty and strengthens our relationships with our employees, which in turn has given rise to high employee retention rates.

Experienced Management Team

Our management team has led our business through a sustained period of growth. We are an established company with seasoned management and a long history of strong performance. We are also accustomed to operating in a public-company environment as a division of Man Group, which is listed on the London Stock Exchange, and our operations have been subject for many years to regulatory oversight by the principal governmental and self-regulatory bodies that oversee the world’s major financial markets. The members of our executive management team have an average continuous tenure of approximately 13 years with us or our former parent company (or an acquired company), and an average industry experience of approximately 25 years.

Our Growth Strategy

We believe we have significant opportunities to expand our business in future years. We intend to take advantage of these opportunities and build upon our competitive strengths by pursuing the following strategies:

Benefit from Continued Industry Growth

The global derivatives sector of our industry has experienced rapid growth in recent years due to several important trends that we believe are likely to continue. These trends, which are described in “Our Industry”, include the globalization and development of new markets, the move to commercially oriented business practices at exchanges, increased demand for financial risk-management, migration to electronic trading markets, deregulation and regulatory changes, market convergence, product innovation and migration from OTC markets to exchange-based trading and enhanced sophistication of market participants. We believe these trends, which have contributed to higher volumes of derivatives and cash transactions in many of our trading markets, are continuing and will provide us with opportunities to increase our revenues. As a broker with strong positions in many global markets, we believe we are well positioned to meet growing demand for global trading and risk-management activities. In particular, as exchange trading volumes rise, so will demand for clearing services as exchanges continue to require intermediation from approved clearing member firms. As a major clearing firm in our trading markets, we believe we are well positioned to meet rising demand for these services.

Continue to Provide Value-Added Brokerage Services

In recent years, as described in “Our Industry”, many of the world’s major exchanges have embraced electronic trading, merged or formed global alliances and transformed themselves from member-owned to publicly traded, profit-driven enterprises. In doing so, they have aggressively sought to build trading volume by providing market participants greater access to their trading facilities. The execution process has become simpler, more direct and less costly. In some cases, this trend has led to the disintermediation of “passive” brokers who focus primarily on voice execution—simply receiving client orders by telephone and routing them to an exchange for a fee—and clients have begun to bypass these brokers and execute their trades online. This trend has also led to price-compression, where these brokers have had to reduce their execution fees to retain a role in the execution process. At the same time, exchanges have expanded their clearing services to cover a wider range of products.

We believe that these developments provide opportunities for brokers like us that can offer their clients more value-added services than passive brokers and even the exchanges do. We offer our clients efficient access, both electronically and telephonically, to more products, trading markets and regions than any one exchange, coupled with deep internal liquidity in many of our trading markets. Moreover, because we provide both execution and clearing services, we are less vulnerable to competitive pressures affecting the market for execution services alone. As a result, we believe we are well positioned to withstand the pressures of disintermediation and price-compression in our industry.

Equally important, we believe that the competitive pressures in our industry today present significant growth opportunities, as we believe they are helping to push trading volumes higher over time and are promoting consolidation within the highly fragmented brokerage industry. We believe that, because of our competitive strengths, we can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services we do. In addition, as exchange trading volumes rise, so will demand for clearing services, and while the exchanges provide clearing through their clearinghouses, the latter require intermediation from approved clearing member firms. As a result, we believe that rising trading volumes on exchanges can lead to rising revenues for brokers that provide value-added execution services and clearing services. On balance, we regard the consolidation and expansion of the major exchanges in our trading markets as a favorable trend, and we believe that their success will contribute to ours.

Capitalize on Market Convergence

We believe that the current trend in our industry toward market convergence—that is, an increasing demand for diversified trading across complementary markets, such as listed and OTC derivatives and non-derivative cash products—when coupled with the current growth in trading volumes in listed derivatives, provides a significant opportunity to expand our operations in markets that are complementary to our markets for listed futures and options. We intend to strengthen our position in these complementary markets, particularly in the execution and clearing of OTC derivatives trades and in the execution of cash securities trades. As a specialty broker focused on both the listed and OTC derivatives, as well as cash markets, around the world, we believe that we are well positioned to help our clients bridge the gap between complementary markets and expand or extend their trading activities, particularly by executing complex correlated trades in multiple markets.

Continue to Diversify Our Service Offerings

We will continue to diversify our client base, the services we offer them and the trading markets and geographic regions in which we provide services. We intend to expand our business and the markets in which we operate by introducing new products, becoming a member of additional exchanges and offering new combinations of our existing products to enable our clients to execute more sophisticated trading strategies in related asset classes. We believe our recent investment in USFE, for example, will enable us to offer our clients the ability to trade some innovative derivative products on an electronic exchange in the United States.

Pursue Opportunities for Enhanced Operating Margins

We intend to pursue opportunities for enhanced operating margins by increasing the volume of trades we execute or clear and expanding our business model to include additional products, trading markets and regions, both through internal growth and acquisitions, and thereby benefit from economies of scale. We also believe we can increase our profitability by offering more sophisticated and complex product combinations, particularly in the OTC derivatives markets where trades typically are more complex and yield higher execution profit margins than trades involving exchange-listed products.

Expand in New Geographic Regions

We operate our business on a global basis and are committed to participating in developing markets, such as those in the Asia/Pacific region. Our goals in developing regions are two-fold: to give local clients access to global markets and to give our global clients access to the local markets in those developing regions. For example, we have established operations in Australia, India, Singapore, Hong Kong and Dubai through which we provide clients in Asia with access to derivative and other products globally. Our presence in those centers also enables us to provide our clients in Europe and North America with access to local markets in those areas. We also recently acquired FXA Securities Ltd, a leading provider of online foreign exchange products to retail investors in Japan. Many markets in the Asia/Pacific region are developing rapidly, as the benefits of efficient access to a range of risk-transfer instruments are increasingly recognized by clients and regulators in those markets. India, for example, has developed an active trading market in equity derivatives (single stock and indices) and has established two commodity exchanges. Our presence there enables us to provide services both to Indian clients in those markets and to non-Indian clients seeking access to those markets to the extent permitted by local regulations. Our Singapore office attracts clients from Southeast Asia who seek access to various trading markets globally, while Australian operations serve both two-way cross-border and domestic client needs. In other markets where we have not yet developed a domestic presence, we are able to direct business we generate to other clearing brokers.

We believe there would be substantial additional growth opportunities in several countries in the Asia/Pacific region if local regulations were eased, although we do not know whether or how quickly that may occur in any particular country. In China, for example, access to the domestic markets is restricted and outflows of investment capital are not widely permitted. We seek to work with regulators and exchanges to further orderly development of derivatives markets in several countries in the Asia/Pacific region. Our Asia/Pacific operations accounted for approximately 10.9% of our revenues, net of interest and transaction-based expenses, for the six months ended September 30, 2007, and we anticipate that this percentage will rise over the long term.

Pursue Acquisitions

While we have successfully expanded our business organically, by applying our specialty brokerage expertise to an expanding range of trading alternatives, we have also achieved substantial growth through acquisitions, and we expect to continue to pursue attractive acquisition opportunities as they arise. We have taken a selective approach to acquisitions. In some cases we have acquired client accounts, in other cases we have recruited teams of sales and trading professionals and in still other cases we have acquired stand-alone business units or entire companies. We have made acquisitions to advance our strategic development, by extending our presence into markets we had not previously served. We have also made acquisitions to achieve cost-effective earnings growth, by adding clients and business in markets we already serve in order to take advantage of economies of scale. We intend to continue to expand our client base and brokerage capabilities by pursuing strategic acquisitions in a disciplined and flexible way—both to broaden the range of trading alternatives we offer and to achieve cost-effective earnings growth. We believe that our status as a public company and our ability to offer our securities as consideration will enhance our ability to make acquisitions in the future.

History

Through our relationship with Man Group, our former parent company, we have our origins over 200 years ago in a broking business founded by James Man. From 1869, the company was known as ED&F Man and focused principally on the physical commodities markets. It was a founding member of some of the world’s first futures markets. In 1981, the futures broking firm of Anderson Man Ltd was established which became ED&F Man International, while ED&F Man Investment Products opened its London branch in 1983. ED&F Man was floated on the London Stock Exchange in 1994 and changed its name in 2000 to Man Group plc; ED&F Man International was renamed Man Financial in 2001. In connection with the initial public offering of our common shares, we changed our name from Man Financial to MF Global.

Through our former parent company, we have over 200 years of experience operating on an international basis, and currently have offices in more than 12 countries located around the world. As part of Man Group, MF Global has decades of experience operating in a highly regulated business environment that requires stringent compliance with the rules established by numerous governmental bodies, including the Commodity Futures Trading Commission, SEC, Financial Services Authority and other regulatory organizations and self-regulatory organizations around the world. This experience, including more than 12 years of operating as part of a public company in the United Kingdom, has shaped a culture that is familiar with operating within a public company environment.

MF Global has experienced rapid growth since its inception, both organically and through acquisitions. For example, between 1989 and 2008, the following 19 acquisitions were completed:

Seller	Year	Business or Assets Acquired
GNP	1989	Financial Futures (Chicago)
Paine Webber	1993	LME Metals Business (New York)
Geldermann	1994	Interest Rates, Equity Options, Funds (United States/United Kingdom)
Index	1996	Private Client, Order Routing, E-Trading (United States)
Standard Chartered	1997	Financial Futures (Singapore), Foreign Exchange
SLK-FOC	1998	Private Client IB Network (United States)
Gerald	1998	LME Ring Dealer (United Kingdom)
SLK-FOC	1998	Non-domestic Business (Taiwan)
Tullett	1999	Financial Futures Expansion (United Kingdom/United States /Singapore)
First American	2000	Private Client Expansion (United States)
Ord Minnett	2001	Financial Futures (Australia), Foreign Exchange, Private Client Expansion
UnionCal	2001	Private Client Expansion (United Kingdom)
Fox Investments	2002	Private Client Expansion
GNI	2002	Futures, Foreign Exchange, Equities, Contracts for Differences, Electronic Trading (United States/United Kingdom)
Refco	2005	Futures, Institutional Foreign Exchange, Equities, Fixed Income (United States, Canada and Asia)
Dowd Westcott	2007	Professional Trader Clearing (United States)
FXA Securities Ltd.	2007	Private Client Foreign Exchange (Japan)
BrokerOne Pty Ltd	2007	Professional Trader and Private Client, Futures and CFDs (Australia)
Choice Odds	2008	Financial Binary Firm (United Kingdom)

In November 2005, we acquired substantially all the assets of Refco’s regulated futures commission merchant business in the United States and in Singapore, Refco’s regulated subsidiaries in India and Canada, a number of client accounts maintained at these regulated businesses and certain other assets for $304.9 million. We refer to these acquired assets, subsidiaries and client accounts as the Refco assets. We acquired the Refco assets as a result of an auction conducted under the authority of the U.S. Bankruptcy Court pursuant to sections 363 and 365 of Title 11 of the United States Code. The Refco acquisition was our largest to date and substantially increased our client base, our presence in the United States, Canada and the Asia/Pacific region and our number of offices and employees. In particular, the Refco acquisition strengthened our position in U.S. institutional futures, retail futures and cash securities. During fiscal 2007, the Refco assets accounted for approximately 10.5% of our total revenues, approximately 18.8% of our revenues, net of interest and transaction-based expenses, and approximately 12.3% of our income before provision for income taxes. These assets accounted for approximately 7.8% of our total assets at the end of fiscal 2007. See “—Legal Proceedings” for a discussion of litigation related to this acquisition.

Business Overview

Our business is based on a fully integrated yet diversified model that allows us to offer a variety of products across a broad range of trading markets, geographic regions and clients and through multiple distribution channels. We manage our business as a single entity, and not by services or product lines, market types, geographic regions, client groups or any other category. We seek to provide each of our clients with brokerage services that encompass any and all combinations of our products, trading markets and regions.

We describe our primary services, products, clients, trading markets and geographic regions below. To illustrate the diversity of our business model, we present supplementary data regarding the approximate percentage of our revenues, net of interest and transaction-based expenses, which we refer to as net revenues, derived from each major type of our primary services, products, clients, trading markets and regions. Since we do not manage our business based on these categories, we historically did not allocate our revenues among these categories for financial reporting purposes and did not present this data. We have, however, begun to do so in fiscal 2008. While some of our net revenues can be allocated based on our financial records, such as the mix of our net revenues allocated to our primary services and geographic areas, others cannot without making significant estimates and assumptions. In terms of estimating our net revenues attributable to our primary products, trading markets and client mix, we continue to automate the analysis through a common database, which includes feeds from our trading systems, as well as adjustments and estimates. Management believes these estimates are reasonable based on historical experience, but they are not precise or definitive. Please keep this in mind as you consider the allocation estimates presented below. These estimates may not be indicative of our future mix of business.

Primary Services

We provide three primary types of services to our clients: execution-only services, matched-principal execution services and clearing services. We are able to provide these services to clients either as a bundled package (both execution and clearing are included) or separately (execution-only service, but not clearing service or vice versa), depending upon our clients’ needs.

For the three months ended September 30, 2007, our estimated percentage of net revenues derived from each of our services is attributed as follows: 31% to execution-only services, 26% to matched-principal execution services, 12% to cleared commissions, 20% to cleared interest and 11% to “other”, which represents other revenues and interest on excess cash. Our estimated percentage of net revenues attributable to cleared commissions represents cleared commissions revenues, net of execution and clearing fees and sales commissions. Our estimated percentage of net revenues attributable to cleared interest represents net interest income earned on client balances and other financing activities related to our client relationships.

Matched-principal execution also reflects a reclassification of prior periods to conform to our current period presentation, in which the total return of equity swaps entered into as part of a matched equity hedge is reflected in principal transactions rather than interest income.

Execution-Only

We execute client trades on an agency basis for a wide array of listed and OTC derivatives and cash products. We typically execute client trades on an agency basis by directing the order to an appropriate exchange or OTC market where the client’s order is matched with a corresponding order that has been placed by a counterparty and then, in the case of a listed product, posted to the exchange. Once executed, the trade is then settled, or cleared, either by us or another clearing broker selected by the client via one of the processes described below under “—Clearing Commissions and Interest”. Alternatively, for many OTC trades which are not cleared, the trade is settled directly between parties. We generate revenue from our execution-only services by charging our clients a commission for each trade we execute on their behalf. In some cases, we may act as agent for both parties to the trade and charge a commission to each of them.

We provide execution-only services to our clients both over the phone, which is known as voice broking, and through our online platforms. Agency execution of liquid contracts has increasingly moved away from traditional voice broking to online broking in recent years, as a growing number of brokers have provided online platforms that allow clients to execute trades electronically without having to speak directly with a broker. Our clients continue to use our voice broking services for more complicated trades.

Where permitted by law, and where doing so will provide our clients with the most efficient execution available, we sometimes execute trades in listed derivatives internally—rather than through an exchange or OTC market—by matching one client’s order with another client’s offsetting order as an agent. While internal execution of listed derivatives is currently permitted only in a limited number of non-U.S. markets, we expect to expand our internal execution activities for these products as a result of regulatory changes in the European markets. Under the European Union’s Markets in Financial Instruments Directive, known as MiFID, brokers are now permitted to internalize client orders in order to achieve best execution of client trades. This means that brokers have to consider multiple factors when executing trades for clients, including price, cost, speed and the likelihood of execution and settlement. We believe this encourages internal execution in European markets. Due to our deep liquidity in many European markets, we believe we will be able to increase our internal execution activities (including on a matched-principal basis) in Europe.

Matched-Principal Execution

We also provide execution services for various listed and OTC derivatives and cash products on a matched-principal basis. We execute orders on a matched-principal basis by entering into one side of a client trade and primarily entering into an offsetting trade with another party contemporaneously as described below. As with agency-executed trades, matched-principal trades, once executed, are cleared as described below under “—Clearing Commissions and Interest”.

While current laws and regulations generally do not permit matched-principal execution in the U.S. listed markets, we believe that matched-principal execution will become more prevalent in European listed markets due to the implementation of MiFID, under which we are now permitted to internalize client orders, including by entering into offsetting trades ourselves, in order to achieve best execution. Most of our matched-principal execution occurs in OTC trading markets, such as metals, foreign exchange and fixed income securities, where trading occurs primarily on a principal-to-principal basis. In these markets, we execute our client’s order by taking the other side of the trade and then entering into an offsetting trade with a broker or other market participant. In those jurisdictions where internal execution is permitted by law, we may also execute a client’s order on a matched-principal basis internally, by entering into the offsetting trade with another client from our order flow.

When we execute a trade on a matched-principal basis, we interact with both sides of the trade and are able to charge a combined markup that usually exceeds the commission we would otherwise earn from one side only. Accordingly, matched-principal execution is more profitable to us per trade, and we intend to increase the portion of the trades we execute on that basis where circumstances permit, such as trades involving metals, foreign exchange products and fixed income securities and in European markets where internal execution on a matched-principal basis is permitted by law.

By entering into offsetting trades contemporaneously, we minimize our exposure to the risk that market prices might change before the trade is completed. Because of our significant order flow and the liquidity in our trading markets generally, we are usually able to find an appropriate offsetting trade relatively quickly, often within minutes and generally during the same trading day. These offsetting trades may differ from the client trades in some respects, such as duration or other terms, and thus, while we seek to offset most of the market risk associated with the client trades, we do not do so entirely. In addition to these matched-principal trades, we enter into principal transactions in order to hedge our corporate exposure to foreign currency and interest rate risk and to manage our liquid corporate assets, and these trades are not always fully offset by matching trades on the other side of the market. In general, however, except for corporate hedging and investment management transactions, we enter into transactions for our own account in response to client demand, to facilitate their trades, and not for directional purposes. As a result, our daily value-at-risk measure, as determined under our risk-management model, has traditionally been relatively low. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Value-At-Risk”.

Clearing Commissions and Interest

Derivatives trades executed on an exchange are generally cleared through a central clearinghouse. Those executed in the OTC markets, in contrast, have historically been cleared directly between the parties on a principal-to-principal basis, although this practice is changing. We provide clearing services in both of these situations, and our role in each is described briefly below. For a description of the clearing process generally, see “Our Industry—Execution and Clearing Process for Derivatives”.

We act as a clearing firm for clients that execute trades in futures and options on exchanges where we are approved as a clearing member. These include all major futures and options exchanges in the U.S. and overseas markets. On exchanges, trades are cleared through a central clearinghouse, which intermediates a trade by becoming a counterparty to both sides, but requires approved clearing members to act on behalf of the parties. When we act as a clearing firm, we are responsible for the performance of our client to the clearinghouse and are required to have our client maintain margin—liquid collateral—in its account with us at all times while the client has an open position with the clearinghouse. While the clearinghouse specifies the minimum level of margin required, we can and do set higher margin levels for our clients, as described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk”. For futures trading, each day the clearinghouse marks to market the parties’ open positions on the executed trade and requires the clearing firms to make payments on the parties’ behalf as necessary to reflect any increase or decrease in the value of their open positions. We make and receive these payments to and from the clearinghouse on our clients’ behalf on a daily basis by debiting and crediting the appropriate client accounts with us. If any of these debits reduces the margin in a client’s account below the minimum level we specify, we require the client to post additional margin in its account through a process known as a margin call.

We may act as the clearing firm for clients that use us to execute their orders, as well as for clients that use other executing brokers or execute their orders directly on the exchange. In some cases, we act as the clearing firm for both parties to the trade.

In the OTC markets, in contrast, trades historically have been settled on a principal-to-principal basis—that is, the counterparties have posted collateral and settled any changes in their respective open positions directly with one another, without any clearinghouse or clearing firm acting as intermediary. As a result, we have traditionally not provided clearing services for OTC products. However, as these markets have evolved and many OTC contracts now have standardized terms, we and other market participants have begun to provide clearing services for a growing number of OTC derivative trades. In these trades, we may act as clearing firm for one or both of the parties, and a clearinghouse may or may not act as intermediary. If a clearinghouse is involved, our clearing services will be similar to those we provide when clearing listed trades. If no clearinghouse is involved, we will be responsible for our client’s performance directly to the other party or its clearing firm, and we will require our client to maintain margin, will mark its positions to market and will settle any differences with the other party or its clearing firm in a manner similar to that which applies when we clear listed trades. The principal difference between OTC and exchange clearing is that, if there is no clearinghouse involved and the other party has its own clearing firm, we will be exposed to the risk of default by the other clearing firm. Consequently, we limit our dealings with OTC clearing firms to those firms whose credit status we have evaluated and determined to be satisfactory.

We believe that client demand for clearing services for OTC derivatives trades is growing, and we intend to increase our clearing services in the OTC market, where margins are typically higher than margins in the listed markets.

Primary Products

We provide our clients with three primary types of products: exchange-traded derivatives, OTC derivatives and cash products. As described below, we classify all of the foreign currency, cash equity and cash fixed income products we provide our clients as cash products. OTC trades cleared through exchanges are classified as exchange-traded derivatives. We provide these services through dedicated broker teams focused on particular trading markets.

For the three months ended September 30, 2007, our estimated percentage of net revenues derived from each of our primary products is attributed as follows: 67% to exchange-traded derivatives, 14% to OTC derivatives and 19% to cash products. This allocation excludes unallocable interest and revenues received from client balances, as well as certain unallocable other revenues.

Exchange-Traded Derivatives

We execute client trades in exchange-traded derivatives, both on an agency and, in some markets outside the United States, on a matched-principal basis, and then, if acting as a clearing broker, clear the orders for our clients and their counterparties. The principal trading markets for which we execute and clear exchange-traded derivatives include interest rate products, equities and commodities. The products that generate the largest trading volumes for us include futures and options linked to interest rates, equities, energy and metals. The principal exchanges on which we execute futures and options trades include the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Mercantile Exchange in the United States, Eurex, Euronext.Liffe, ICE Futures and London Metals Exchange in Europe and the Sydney Futures Exchange and Singapore Exchange in the Asia/Pacific region.

The table below sets forth several of the major derivatives exchanges in North America and Europe and two exchanges in the Asia-Pacific region and, for each exchange, provides our rankings for the three months ended September 30, 2007, based on information provided by the respective exchanges on a monthly basis.

Ranking for the Three Months Ended December 31, 2007(1)
Europe:
Eurex(2)(3)	Third(3)
Euronext.Liffe(3)(4)	First
ICE Futures(5)	First(3)/Second(6)

North America:
Chicago Board of Trade(3)(7)	First
Chicago Mercantile Exchange(3)(7)	First
Commodity Exchange Inc., a division of New York Mercantile Exchange(6)	First
New York Mercantile Exchange(6)	First

Asia-Pacific(7):
Singapore Exchange Ltd.(3)(7)	Third
Sydney Futures Exchange(3)(7)	First(8)

(1)	Based upon simple average of monthly rankings where period to date rankings are not provided by the exchange.
(2)	Based upon interest rate derivatives only.
(3)	Based upon executed business, including executed and cleared business and executed-only business.
(4)	Based upon Euronext London, excluding Bclear (OTC equity derivative transactions).
(5)

Based upon rankings for ICE Brent Crude Futures, ICE Gasoil Futures, ICE WTI Crude Futures products, which in aggregate represented 98% of all volume on ICE over the nine-month period ended December 31, 2007.

(6)	Based upon cleared business, including executed and cleared business and cleared-only business.
(7)	Non-member business only.
(8)	Includes Broker One ranking for the three months ended December 31, 2007.

Managing client and counterparty default risk is an essential part of our business. The two principal means by which we manage the default risks involved with listed products are clearinghouses and margin accounts. As described above, exchange-traded derivatives are typically cleared through a clearinghouse. Clearinghouses assume the default risk posed by each member broker to the other by guaranteeing the performance of each side of the trade, thereby eliminating any default risk that member brokers on each side of a trade would otherwise pose to one another. As a result, clearing trades through a clearinghouse enables us to eliminate the default risk posed by our member broker counterparties and limit our primary risk to that posed by a potential default by our own clients. Margin accounts are the principal means by which we manage this risk. Exchanges require clients to maintain minimum amounts of collateral in margin accounts to secure their performance obligations on their open positions. Consistent with our disciplined approach to risk-management, we monitor each client’s open positions and related risk of default closely and, where we believe it is appropriate, adjust our clients’ margin requirements above the minimum amounts set by the exchanges in an effort to ensure that each client’s collateral is sufficient, in our view, to support their open positions.

In addition to providing credit protection, the funds clients deposit with us as margin for their trading activities also provide us with an important source of revenue, as we are able to earn interest income on the cash balances in many of our clients’ margin accounts. We also earn interest income from providing custodial services and collateralized financing arrangements to our clients, including stock lending activities and resale and repurchase agreements. We maintain client custodial accounts and provide our clients with loans secured by the assets in their account. We earn interest income by charging our clients interest on the amount of financing we provide to them.

OTC Derivatives

We provide execution services on both an agency and a matched-principal basis for a wide array of OTC derivatives, including forwards, options, swaps and other derivative products, subject to applicable laws and regulations. We also have the capability to design OTC derivative products that can be tailored to meet our clients’ individual investment needs subject to applicable laws and regulations. For example, we were a prominent early provider of contracts for differences, which are OTC derivatives that are linked to a listed equity security or index to enable purchasers to establish long or short exposures to equity securities for which there is no existing listed futures market. Our design capabilities also extend to vanilla OTC swaps that replicate exchange-traded contracts, longer-dated swaps that enable clients to establish exposures beyond the settlement dates of typical exchange-traded derivatives and customized options with a variety of payout profiles. The principal OTC markets in which we execute derivatives trades include energy, other commodities and equities.

Cash Products

We execute and clear trades for a broad array of cash products, including listed equity securities, debt securities—i.e., non-derivative securities—and foreign exchange products on both an agency and a matched-principal basis. The cash product trades we execute involve (1) listed equities, (2) U.S. Treasury securities and corporate bonds traded in the OTC markets and (3) OTC foreign exchange contracts and spot transactions. We clear many of these products for our clients. U.S. equities are cleared by The Depository Trust & Clearing Corporation, and U.S. Treasuries are cleared by The Fixed Income Clearing Corporation. Foreign exchange transactions do not settle through a clearinghouse but are instead settled on a bilateral basis between the counterparties. The equity trades we execute principally involve stocks listed on major U.S. and European exchanges and, to a lesser extent, various exchanges in the Asia/Pacific region, including exchanges in Australia, Singapore and India. We primarily execute trades for U.S. Treasury securities and foreign exchange products in the major U.S. and European OTC markets.

Primary Clients

As our business has expanded into new trading markets, we have broadened our client base both through internal development of execution and clearing services targeted at different clients and through acquisitions. We do not manage our business according to specific types of clients, but rather regard our client base as a whole that enables us to provide access to derivatives and cash products for all types of clients and potential clients. We believe that receiving order flow from a diverse client base helps us provide efficient execution across a broad range of products, trading markets and regions. As of March 31, 2007, we provided service to over 130,000 client accounts that have been active in the prior 12 months, including a diverse group of institutions, hedge funds and other asset managers, professional traders and private clients worldwide. We classify individuals’ accounts managed by a third party as private clients.

We estimated our percentage of net revenues derived from our primary clients for fiscal 2007 was attributable as follows: approximately 40% to institutions, approximately 20% to hedge funds and other asset managers, approximately 20% to private clients, with the remainder to a mix of professional traders and other clients.We are continuing to refine our analysis of this data and our assumptions and estimates underlying these allocations.

Institutions

Institutions include large financial institutions, corporations and omnibus accounts where other broker- dealers use us as a clearing broker. This client group has grown in recent years, driven, in part, by an increase in the number of corporate clients we service as they have increased their focus on risk management.

Hedge Funds and Other Asset Managers

Hedge fund and other asset managers include managers of large mutual funds, commodity trading advisors and other investment advisors. Hedge funds also include an array of specialist alternative investment companies. The number and influence of hedge funds and other asset managers in the derivatives and cash brokerage industry have increased significantly in recent years, and these clients comprise an important portion of our client base. Our asset manager client base includes large mutual funds in the United States and Europe, and our hedge fund client base includes many of the largest hedge funds, as well as a number of growing funds, throughout the world. Our most significant asset manager client has historically been Man Investments Ltd., which is a subsidiary of Man Group, based in London and regulated by the Financial Services Authority. We provide execution and clearing services for a number of investment products that are managed by Man Investments’ in-house futures management program. For the six months ended September 30, 2007, investment products managed by Man Investments accounted for 2.0% of our revenues, net of interest and transaction-based expenses. We also provide brokerage services for several investment products managed by entities that are partially owned by Man Group, which accounted for approximately 0.5% of our revenues, net of interest and transaction-based expenses, for the six months ended September 30, 2007. For a discussion of our relationship with Man Investments see “Certain Relationships and Related Transactions”. We believe that asset managers and hedge funds will be a significant force in driving demand for increasingly sophisticated risk-management products.

Professional Traders

Individual professional traders are either local floor traders or professional electronic traders. Local floor traders are individual members of derivatives exchanges who trade for their own account on the floors of exchanges. Professional electronic traders are individual clients trading electronically from dedicated facilities built to service their needs. Locals serve an important role in the market as liquidity providers for the exchanges of which they are members by providing order flow and adding liquidity to the markets. As floor-based trading migrates to electronic platforms, local traders have also tended to transition to the use of electronic platforms. Professional traders are typically high volume clients who require an operating platform that provides them rapid execution at a low cost which results in our collecting lower transaction fees and using minimal capital. We have strong relationships with a number of local trading groups in Europe, North America and the Asia/Pacific region. We believe we play a leading role in providing professional traders in Europe, North America and the Asia/Pacific region with online access to equities, interest rates, commodities and foreign exchange markets around the world. We believe that professionals will play an increasingly meaningful role in the future as trading markets become increasingly automated. Locals are well suited to the development of off-the-floor trading locations, which provide them with direct access to electronic markets and enable us to continue to benefit from the order flow and commissions they generate. We also believe professional traders facilitate long-term opportunities such as internalization.

Private Clients

Private clients are typically experienced individual investors with individual or joint-trading and investment accounts for speculation and hedging, individuals setting up trading corporations and high net worth individuals. Private clients also include any of the above accounts managed by a third party. Through internal initiatives and a series of acquisitions, we have in recent years developed a significant private client business. We have significant private client teams in North America, Europe and Asia—a truly global footprint to meet our clients’ needs. Some of our private client business is generated through a network of introducing brokers who direct futures and options order flows from the private client segment to MF Global for execution and clearing. See “—Sales, Marketing and Branding”. We operate a number of well recognized brand names that serve private clients.

Primary Trading Markets

We execute and clear our products in a number of markets. Our primary trading markets include interest rate products, equities, foreign exchange, energy, metals and agricultural or other commodities. We classify currency futures within foreign exchange and equity index futures within equities.

We estimated that our percentage of net revenues derived from our primary trading markets for fiscal 2007 was attributable as follows: approximately 30% to equity-related products, approximately 30% to interest rate products, approximately 10% to foreign exchange, with the remainder to a mix of commodities, including metals, energy and agricultural and other. It is important to note that these estimates are represented as a percentage of our net revenues, which excludes net interest income we earn on cash assets held. We will continue to refine our analysis of this data and our assumptions and estimates underlying these allocations.

These allocations are based to a substantial extent on management’s estimates and may not be indicative of our future mix of business.

Equity-Related Products

We provide execution and clearing services on an agency and, where permitted, matched-principal basis for both listed and OTC equity-linked derivatives and cash securities. Equity-linked derivatives and cash equity securities represent a large and growing market. Equity-linked derivatives include futures, options, contracts for differences and other derivatives whose underlying value is related to the price of one or more stocks, baskets of stock or stock indices. These derivatives may relate to domestic or foreign companies, funds, indices or other investment vehicles. Equity-linked derivatives and cash equity securities are actively traded both on exchanges and in the OTC markets. We principally trade equity-linked derivatives and cash equity securities on major exchanges and OTC markets in the United States and Europe, as well as certain exchanges in India, Singapore, Hong Kong, Australia and other markets in the Asia/Pacific region.

We also provide global direct market access facilities for our cash securities clients in the United States, Europe and the Asia/Pacific region. Direct market access facilities enable clients—primarily institutions—to bypass a broker’s trading desk and access multiple trading venues directly, execute trades and then route the trade to us for clearing. This access enables these clients to access multiple liquidity pools, control the execution of their trades and reduce the brokerage commission for each trade. We also provide equity research on European and Asian companies from our U.K. and Indian offices.

We have leveraged the equity-linked derivative products that we have developed to increase the amount of liquidity and services we offer. For example, we believe that contracts for differences have become a preferred product among a large number of alternative asset managers in Europe, Australia and other regions. The significant amount of trading activity created by our clients that trade contracts for differences has enabled us to create and maintain a substantial pool of liquidity on the London Stock Exchange and other exchanges. In addition, we provide stock lending services, which has created an additional source of revenue.

Our primary clients for equity-linked derivatives and cash securities are institutions, asset managers and private clients. They are serviced by our equity trade execution teams in London, Paris, New York, Chicago, Sydney, Mumbai and Singapore. Our acquisition of the Refco assets established our client base and presence in the Indian listed equities markets. The principal equities exchanges of which we are members include the NASDAQ, the London Stock Exchange, the National Stock Exchange of India and the Bombay Stock Exchange. The principal equity options exchanges of which we are members include the Chicago Board Options Exchange, Boston Options Exchange, Philadelphia Stock Exchange, American Stock Exchange, International Securities Exchange, Eurex, Euronext, Hong Kong Exchange, the National Stock Exchange of India and the Bombay Stock Exchange. Client demand for equity-linked derivatives and cash equity securities is driven by overall macroeconomic conditions and to a lesser extent by new methods that lower cost of execution.

Interest Rate Products

We provide execution and clearing services both with respect to listed and OTC interest rate securities. The interest rate derivatives and cash securities market is one of the largest markets in the world. The interest rate products we trade include futures, options and swaps related to interest rates as well as cash products such as U.S. Treasury securities. Interest rate products are the most commonly traded type of derivatives and are actively traded both on exchanges and in the OTC markets.

We also engage in interest rate prime brokerage to complement our position in other interest rate products. Prime brokerage is an industry term referring to specialized services provided by brokers to institutions as a bundled package. The services we provide include execution, clearing, client financing, securities lending and other administrative services. In addition, we offer these clients wholesale access to the cash, bond, repurchase agreements and futures markets through an integrated online platform. The revenue we earn from prime brokerage activities consists of commissions for our services, interest income on client custodial accounts and markups from principal transactions.

Our principal clients for interest rate derivative products include institutions such as financial institutions, corporations, hedge funds and other asset managers and professional traders seeking either to make speculative investments or to hedge their exposure to interest rate fluctuations. Clients in interest rate cash products, such as U.S. Treasury securities, are typically seeking investments with significant liquidity and relatively lower risk. Client demand for—and trading volumes of—interest rate derivatives and cash products are related to movements in interest rates and the volatility of interest rates as well as other factors.

Our principal interest rate trading desks are located in London, Chicago, New York, Singapore, Paris and Sydney. We offer our clients around-the-clock access to the principal exchanges and OTC markets through which interest rate futures and other interest rate instruments are traded throughout the world, including the Chicago Board of Trade, the Chicago Mercantile Exchange, the Bourse de Montreal, Eurex, Euronext.Liffe and the SFE division of the Australian Stock Exchange.

Foreign Exchange

The global foreign exchange market is generally regarded as the largest and most liquid financial market in the world as measured by market volume. According to International Financial Services London, the estimated global average daily volume in April 2007 was $3.6 trillion. We provide foreign exchange brokerage services primarily on a matched-principal basis. When a client places an order, we take the other side of the trade for our own account and contemporaneously (often within minutes and generally on the same trading day) enter into an offsetting trade with another party, who is typically a dealer or market maker. By serving as the counterparty to each of the buyer and the seller in these transactions, we enable our client and their counterparty to trade on an anonymous basis.

Most foreign exchange trades are conducted on non-listed markets. We generate revenue by charging our client a mark up, or spread, in lieu of a commission over the amount we pay to the market maker on the other side of each foreign exchange transaction. While we have historically conducted many of our foreign exchange trades over the telephone, we now conduct the majority (by value) through online platforms, many of which are proprietary platforms operated by large financial institutions, as clients believe they provide greater price transparency and competitive pricing. Foreign exchange trades executed through online platforms generate revenues from commissions and, in some cases, from spreads or markups. To meet this demand, we have developed online foreign exchange trading platforms, which have experienced significant growth since their launch and service a growing number of our clients.

Our clients in the foreign exchange market represent all segments of our customer base seeking to enter into speculative or arbitrage transactions or to limit their exposure to foreign exchange fluctuations. Our clients are able to access our electronic foreign exchange execution and clearing platform, which we launched in early 2006. We believe our clients value the fact that we are not engaged, or affiliated with any entities that are engaged, in commercial banking activities as well as the anonymity we provide them when engaging in such trades. Client demand for foreign exchange derivatives is driven by relative fluctuations in currency values and price volatility, among other factors. Our foreign exchange trade execution teams are located primarily in New York, London, Singapore, Sydney, Hong Kong and Tokyo. The trading markets for foreign exchange instruments include the interbank market worldwide and, to a lesser extent, the foreign exchange derivative products listed on various exchanges.

Metals

Derivative contracts for metals include futures, options, forward sale agreements and other types of instruments for both precious and non-precious metals. Metal derivatives are traded both on exchanges and in the OTC markets. MF Global is one of 12 designated “ring dealing” members of the world’s largest metals exchange, the London Metal Exchange, which enables us to offer our clients special trading access and other rights on the London Metal Exchange, and is a member of the Commodity Exchange Inc., a division of the New York Mercantile Exchange. In this market, we provide execution and clearing services and contract administration for certain futures, options and OTC products. We also work with our clients to develop risk-management and trading strategies and offer our clients extensive market research materials.

Our primary clients for metal derivatives include a wide range of producers, consumers, manufacturers and dealers who buy and sell physical metal products they need to operate their businesses as well as asset managers seeking to take on price risk. Client demand for metal derivatives contracts is driven by market volatility, consumption levels and supply, among other factors. Clients elect physical or financial settlement depending upon their underlying purpose. Our metals trade execution teams are located principally in New York and London.

Energy

The energy derivatives market has grown significantly in recent years. Derivative contracts for energy commodities include numerous types of arrangements, such as futures, options and forward sale agreements, for a wide array of energy products, including crude oil, natural gas, heating oil, gasoline, propane, electricity and other energy commodities. These derivatives are traded both on exchanges and in the OTC markets. We have a leading market position in exchange-listed and OTC-traded energy derivatives. We have consistently been ranked as one of the leading providers by volume of clearing and execution services on both the New York Mercantile Exchange and ICE Futures, and we have augmented our U.S. exchange-traded natural gas futures business with a New York-based OTC desk.

Our primary clients for energy derivatives include oil companies, refineries and other enterprises seeking to ensure prices of various energy commodities they need to operate their businesses as well as asset managers seeking to enter into speculative or arbitrage transactions. Client demand for energy derivatives is driven by fluctuations or volatility in energy commodities prices and levels of energy consumption, growth in online market access, demand for corporate hedging and the growth in the asset management industry, among other factors. Like many other types of derivatives, energy derivatives may be settled by physical delivery or financial settlement. Clients elect physical or financial settlement depending upon their underlying purpose. Our energy trade execution teams are located principally in New York, London, Singapore and Australia. The leading energy exchanges and OTC markets include the IntercontinentalExchange, the New York Mercantile Exchange and ICE Futures.

Agricultural Commodities and Other

We offer our clients access to a number of agricultural commodities markets such as the grain futures and options markets in the United States and the tropical commodities markets listed in the United States, the United Kingdom and India. We provide our clients clearing, execution and a number of other services to meet their risk-management needs. We generate revenue by charging a commission for each of these services. In addition, we offer structured OTC products on a matched-principal basis that are customized to satisfy individual client needs. Our primary clients include producers, consumers, dealers and asset managers.

Primary Geographic Regions

We execute trades for clients located in three principal geographic regions: Europe, North America and the Asia/Pacific region. Our operations in each region are organized to service the institutions, hedge funds and other asset managers, professional traders and private clients located in that region. In most regions in which we operate, we execute trades involving a wide range of products on a number of trading markets. Our acquisition of the Refco assets extended our reach in North America by strengthening our U.S. operations and establishing a presence in Canada. In addition, our acquisition of the Refco assets established our presence in India and increased our footprint in Singapore and Taiwan. The acquisition of FXA Securities Ltd. enhanced our presence in Japan and represents an opportunity to rollout a retail foreign exchange platform to all of the Asia/Pacific region and Europe. There are a number of countries in which we do not currently maintain offices but conduct a significant amount of business. For example, based on information gathered by our management with respect to participants in that industry, we believe that, despite the fact that we do not have an office in China, we are a leading provider of financial risk-management products to the Chinese metals industry. We service these clients though our offices in London, Hong Kong and Sydney.

Because the central aim of our integrated business model is to provide each of our clients brokerage services that encompass any and all combinations of our products and trading markets, we seek to develop our business in each geographic region by providing local clients access to global markets and providing global clients access to the local markets. For example, we are focused on increasing the number of clients in the Asia/Pacific region— for whom we can execute and clear trades in Europe or North America as well as the Asia/Pacific region—and providing our clients in Europe and North America with increased access to the exchanges in the Asia/Pacific region.

For the three months ended September 30, 2007, our estimated percentage of net revenues derived from each of the primary geographic regions in which we execute trades for clients is as follows: 49% to North America, 39% to Europe and 12% to the rest of the world (primarily the Asia/Pacific region). The percentage of our net revenues derived from Europe and North America has shifted to a higher percentage of our net revenues derived from North America which was driven primarily by interest on excess cash and the impact of being a Bermuda-based company. Net revenues have been allocated to geographic areas based on the location of the relevant office.

Electronic Trading Platforms

We provide clients with market access through multiple online trading platforms. These platforms include MTrade, MTrade FX, MTrade ep, MTrade Securities, MTrade CFD, GNI touch, MTrade Pro, MF Global FX

Click, MF Global FX Clear, MF Global Dealing Room and MF Global Xpress. Our MTrade and MTrade ep online trading platforms provide clients access to the U.S. futures markets, whether electronically or by open outcry, from any location where they are able to access the internet. Our MTrade, MTrade Pro, MTrade CFD and GNI touch online trading platforms enable our clients to enter into complex options and equities transactions online and manage multiple accounts with one user identification. Our clients also have access to multiple online trading platforms for foreign exchange, through MTrade FX, MF Global FX Click, MF Global FX Clear, MF Global Dealing Room, FXA Securities Ltd. and MFGtrader. A number of these deliver web-enabled account opening and access to client statements detailing positions, funds and margin requirements. For clients who choose not to use our online trading platforms, we support all major third-party order entry systems independently contracted by clients.

Sales, Marketing and Branding

Our sales and marketing strategy is designed to expand relationships with existing clients by providing value-added products and services, as well as to attract new clients, including those in trading markets and geographic areas where we see potential to enhance our presence and brand awareness.

We conduct our sales and marketing through three primary distribution channels: our employee brokers, introducing brokers and online platforms. Our employee brokers conduct the majority of our sales and marketing activities. They are primarily responsible for attracting new—and maintaining existing—clients, determining what products meet those clients’ risk-management needs and providing the services those clients request. We also employ a large number of sales professionals, most of whom are former brokers and traders with extensive experience within the derivatives trading community, to market to private clients. Since our business is highly regulated, we employ brokers and sales professionals who understand the regulatory requirements relevant to marketing in this field and who are appropriately licensed as required by applicable laws. We also obtain clients through relationships with introducing brokers, who are individuals or organizations that have relationships with various private client, professional or institutional clients of their own. Introducing brokers provide all the typical functions of a broker, except they do not accept money, securities or property of a client. Introducing brokers direct orders made by their clients to us for execution and clearing. In addition to employee brokers and introducing brokers, we also seek to attract new clients through online promotion, either via our website, third-party websites or e-mail.

We recently introduced our new brand name, MF Global. In connection with the initial public offering of our common shares, we officially renamed our business MF Global and began marketing our business under this new name. In connection with our branding initiative, we have created and filled a new position of Chief Marketing Officer. Our rebranding initiative extends to all of our subsidiaries and services that use the Man name.

Investment in USFE

In October 2006, Man Group acquired a controlling interest in the United States Futures Exchange (USFE), a Chicago-based electronic futures exchange, which was formerly known as Eurex US. Prior to the Separation, we held a 1.8% ownership interest in USFE through our 23.9% interest in Exchange Place Holdings L.P. In connection with the Reorganization and Separation transactions, Man Group transferred to us a direct economic interest of 46.1% in USFE, and Man Group retained an ownership interest of approximately 17%. Eurex AG holds approximately 28% and other shareholders hold the remaining ownership interest. Deutsche Börse Systems continues to operate the trading platform and the corresponding communications network, and The Clearing Corporation continues to provide clearing services to USFE. USFE has agreed not to list for trading certain p roducts listed on Eurex Frankfurt or Eurex Zurich and based on European issuers, currencies or indices. We expect to enter into an agreement with Man Group providing, among other things, that if we reduce our ownership position in USFE to bring in investors who can benefit USFE, Man Group will also reduce its ownership position proportionately.

USFE’s strategy is to develop an array of innovative listed derivative products that are tailored to meet the investment needs of private clients, hedge funds and other asset managers and institutions. USFE intends to market its products through global distribution arrangements. USFE’s new products are expected to include index products, retail-oriented contracts (including foreign exchange and options contracts) and products attractive to hedge-fund clients and other clients. The first of these new products are binary event futures contracts that USFE launched in April 2007. These contracts, which have been self-certified to the Commodity Futures Trading Commission, trade based on the outcome of specific, legally defined business or financial events. In addition, USFE and International Securities Exchange Holdings Inc. recently established a multi-year strategic marketing alliance to co-market several new cash-settled futures contracts based on International Securities Exchange’s proprietary indices. USFE introduced the first of these new products for trading in the third quarter of calendar year 2007. In addition, during the third quarter of calendar year 2007, USFE also began offering futures contracts on Morningstar, Inc.’s 15 style- and capitalization-based indices as well as its broad market index. Furthermore, USFE recently announced that it would exclusively license from the Bombay Stock Exchange its benchmark SENSEX Index for U.S. dollar-denominated futures trading begining February 2008. USFE currently operates at a loss and is expected to do so for the near term.

Our relationship with USFE complements our membership in other regulated exchanges around the world. We are committed to all the exchanges on which we operate and often rely upon the liquidity they provide to assist us in executing our clients’ trades.

Competition

The derivatives and cash brokerage industry is highly fragmented and competitive, and we expect that competition will intensify in the future. We compete for clients on the basis of breadth of product and market offerings and the speed and quality (as well as the price) of execution. Our ability to compete is driven by the breadth of products, trading markets and liquidity we provide and regions in which we are active.

We compete with hundreds of brokers in the U.S. and throughout the world in one or more trading markets. Although no one competitor operates in all of our trading markets, two brokers (The Fimat Group and Calyon Financial) compete in many of our trading markets, and both firms are subsidiaries of large, well capitalized financial institutions with global operations. In August 2007, these two firms signed a merger agreement leading to the creation of a new entity named Newedge, which began operating as a combined entity in early January 2008.

In addition, affiliates of the largest commercial and investment banks, including Citi, Goldman Sachs, JPMorgan, Merrill Lynch, Morgan Stanley, and UBS compete with us in key areas such as clearing services, which is a significant source of our revenue. We also compete with a large number of independent brokerage firms, such as R.J. O’Brien in the United States, as well as regional brokers in particular markets around the world. We have also witnessed the proliferation of online trading platforms for cash products outside the United States, which now compete directly with our retail and OTC trading operations in Europe and in the Asia/Pacific region.

We also face increasing competition from numerous domestic and foreign exchanges. As major exchanges have merged, formed global alliances, embraced electronic trading and transformed themselves from member-owned to publicly traded, profit-driven enterprises, they have often aggressively sought to build trading volume by offering clients access to their trading facilities. In some cases, this has led to disintermediation of passive brokers, where clients bypass passive brokers and execute their trades online, and price-compression, where passive brokers have had to reduce their execution fees as volumes have increased. This trend has also led to exchanges expanding their clearing services for a wider range of products.

We believe that these developments provide opportunities for brokers like MF Global that can offer their clients more value-added services than the exchanges or other market participants do. We offer our clients efficient access to more products, trading markets and regions than many of our competitors, coupled with deep internal liquidity in many of our markets. Moreover, because we provide both execution and clearing services, we are less vulnerable to competitive pressures affecting the market for execution services alone. As a result, we believe we are well positioned to withstand the pressures of disintermediation and price-compression in our industry.

Equally important, we believe that the competitive pressures in our industry today present significant growth opportunities, as we believe they are helping to push trading volumes higher over time and are promoting consolidation within the highly fragmented brokerage industry. We believe that, because of our competitive strengths, we can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services we do. In particular, as exchange trading volumes rise, so will demand for clearing services, and while the exchanges provide clearing through their clearinghouses, the latter require intermediation from approved clearing member firms. As a result, we believe that rising trading volumes on exchanges can lead to rising revenues for clearing firms and, in turn, to rising revenue from execution services that can be offered together with clearing services. On balance, we regard the consolidation and expansion of the major exchanges in our trading markets as a favorable trend, and that their success will contribute to ours.

Risk Management

We believe that effective risk management is critical to the success of our business. Consequently, we devote significant resources (including investments in employees and technology) to the measurement, analysis and management of risk. We employ approximately 130 professionals in our compliance, risk-management and credit risk operations worldwide.

We have established a robust, globally integrated risk-management infrastructure to monitor, evaluate and manage the principal risks we assume in conducting our business around the world. While Man Group has historically provided us with corporate-level oversight of our global risk-management operations, following the initial public offering of our common shares, we have begun to manage our global risk-management activities on a stand-alone basis with our own personnel. Pursuant to a transitional risk services agreement with Man Group, Man Group agreed to provide us with a license to use of a copy of the global risk-management systems and processes that enables us, among other things, to calculate our economic capital, conduct stress-testing of our business, prepare reports supporting documentation requirements, prepare annual liquidity scenarios and test our liquidity contingency plan. For a discussion of the group risk services agreement, see “Certain Relationships and Related Transactions—Group Risk Services Agreement”.

As part of this transition, we recently promoted one of our senior risk management professionals to serve as our dedicated Chief Risk Officer. This officer is responsible for overseeing all aspects of our risk-management infrastructure and reports directly to our Chief Operating Officer and Deputy CEO. On a day to day basis, he is responsible for managing and overseeing specialist teams that continuously monitor our risk exposures around the world. These teams communicate their findings to him and to local decision-making bodies to allow us to react rapidly to address any developing risks. The Chief Risk Officer is responsible for preparing periodic global risk reports that are presented to our Chief Operating Officer and Deputy CEO as well as to our global risk committee, which in turn reports to our audit committee. These reporting measures are designed to ensure that various levels of management communicate with one another regarding the evolving risks affecting our business. In addition, each business manager is required to measure and submit reports periodically to the Chief Risk Officer, who in turn reports to our Chief Operating Officer and Deputy CEO as well as to our global risk committee, regarding its Key Risk Indicators, in a mandatory format that covers a wide range of comparative measurements, including settlement and bank account reconciliation items, error accounts and failed trades, brokerage receivables, margin calls, credit limits, personnel turnover, client complaints and infrastructure interruptions. The Key Risk Indicator reporting process, together with our other reporting processes, are designed to enable us to assess the levels of risk present throughout our operating environment on a real-time basis and to take any necessary remedial action in a timely manner.

We also recently hired a senior risk management professional responsible for managing and overseeing our economic and regulatory capital requirements. He reports to our Chief Financial Officer and our Chief Operating Officer and Deputy CEO.

For a description of the primary types of risks we face in conducting our global operations as well as the ways we attempt to manage their impact on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management”.

Technology Systems and Business Continuity

We operate our business using one platform, which consists of a series of integrated platforms, that enables us to offer our products across an array of trading markets to clients located around the world. This platform employs several principal trade processing systems, each with multiple points of access. In regions of the world other than North America, we process trades using a platform developed by Rolfe & Nolan, while within North America we use the GMI system developed by SunGard. Automated connectivity between the core segments of our processing platform enables us to execute and clear cross-border client trades on a global basis both directly and through omnibus accounts maintained between our main operating subsidiaries. In each case, we have long-term licensing agreements for the continued use of these industry-leading technologies, which enables us to run our operations effectively without having to incur costs to develop proprietary technology. We also employ complementary systems in other products such as cash securities. We have fully integrated our businesses into our single platform configuration, achieving substantial cost synergies by combining expanded business flows into a single controlled environment.

The security and integrity of our processing and other support systems is of paramount importance to our business. Through a comprehensive business continuity planning process, we ensure that all of our business-critical systems are replicated at remote back-up locations, and are regularly tested. In the event of a disaster affecting one or more of our business locations, all processes can be instantly re-directed to a fully-tested alternative location without interrupting our ability to service our clients, which should mitigate the impact of any disaster on our operations.

Regulation and Exchange Memberships

We have a long history of operating in a highly regulated industry. Our business activities are extensively regulated by a number of U.S. and foreign regulatory agencies and exchanges. These regulatory bodies and exchanges are charged with protecting investors by imposing requirements relating typically to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters. They have broad powers to monitor compliance and punish non-compliance with their rules. If we fail to comply with applicable regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation, revocation of operating licenses or other sanctions. Furthermore, new regulations, changes in current regulations as well as changes in the interpretation or enforcement of existing laws or rules in the United Kingdom, United States or elsewhere, may affect our business and operations and the policies and procedures we follow.

Minimum capital requirements are a significant part of the regulatory framework in which we operate. We are subject to stringent minimum capital requirements in the United States, the United Kingdom and several other jurisdictions. These rules which specify the minimum amounts of capital that we must have available to support our clients’ open trading positions, including the amount of assets we must maintain in relatively liquid form, are designed to measure general financial integrity and liquidity. For more discussion about our approach to the minimum capital regulatory requirements we are subject to refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Compliance with minimum capital requirements may limit our operations if we cannot maintain the required levels of capital. Moreover, any change in these rules or the imposition of new rules affecting the scope, coverage, calculation or amount of capital we are required to maintain could restrict our ability to operate our business and adversely affect our operations. We currently maintain regulatory capital in excess of all applicable requirements.

From time to time, we receive inquiries or requests from our regulators (for example, the Commodity Futures Trading Commission or the Financial Services Authority) which require us to undertake compliance reviews and/or remedial action with respect to our policies and procedures. For example, the Financial Services Authority had a regularly scheduled risk assessment visit in 2006. Following that visit, the Financial Services Authority required our U.K. companies to perform a review of their anti-money laundering compliance procedures and the steps that they are taking to ensure compliance with new regulatory developments. The Financial Services Authority also used a statutory power (contained in Section 166 of the U.K.’s Financial Services and Markets Act 2000) to compel our U.K. companies to appoint a suitably qualified third party (which they have appointed) to review their anti-money laundering systems and controls and to provide a report to the Financial Services Authority, which was provided in May 2007.

The principal geographic regions in which we operate and the primary regulators, self-regulatory organizations and exchanges that have supervisory authority over us in those regions include:

Country/Region	Principal Regulators and Self-Regulatory Organizations	Principal Exchanges and Clearinghouses

United States	Commodity Futures Trading Commission Securities and Exchange Commission National Futures Association Financial Industry Regulatory Authority

Chicago Mercantile Exchange/Chicago Board of Trade

New York Mercantile Exchange

IntercontinentalExchange/New York Board of Trade

International Securities Exchange

Chicago Board Options Exchange

Depository Trust & Clearing Corporation

Options Clearing Corporation

American Stock Exchange

Boston Options Exchange

Europe	Financial Services Authority Autorité des Marchés Financiers Bundesbank and German Financial Supervisory Authority The Committee of European Securities Regulators	Eurex Euronext.liffe ICE Futures London Metal Exchange London Stock Exchange LCH.Clearnet

India	Forward Markets Commission Securities and Exchange Board of India	Multi Commodity Exchange National Commodity & Derivatives Exchange National Stock Exchange Bombay Stock Exchange

Singapore	Monetary Authority of Singapore	Singapore Exchange Ltd.

Australia	Australian Securities & Investments Commission	Sydney Futures Exchange/Australian Securities Exchange

Canada	Investment Dealers Association	Bourse de Montréal Toronto Stock Exchange Winnipeg Commodity Exchange

Hong Kong	Securities and Futures Commission	Hong Kong Futures Exchange

Taiwan	Securities and Futures Bureau	Taiwan Futures Exchange

U.A.E. (Dubai)	Dubai Financial Services Authority Emirates Securities and Commodities Authority Dubai Multi Commodities Centre	Dubai Gold & Commodities Exchange

North America:  In the United States, our regulators are the Commodity Futures Trading Commission, the National Futures Association, the SEC, the Financial Industry Regulatory Authority, or FINRA, and the Depository Trust and Clearing Corporation. Our designated self-regulatory organization is the Chicago Mercantile Exchange. We are a member of Chicago Mercantile Exchange/Chicago Board of Trade, New York Mercantile Exchange, ICE Futures, IntercontinentalExchange/New York Board of Trade, Chicago Board Options Exchange, Depository Trust and Clearing Corporation, Options Clearing Corporation, American Stock Exchange and Boston Options Exchange. In Canada, we are regulated by the Investment Dealers Association, and are a member of the Bourse de Montreal, the Toronto Stock Exchange and the Winnipeg Commodity Exchange.

Europe:  In the United Kingdom, our primary regulator is the Financial Services Authority. In France, our primary regulator is the Autorité des Marchés Financiers. We are a member of Eurex, Euronext.Liffe (and U.S. exchanges), the London Metal Exchange, the London Stock Exchange and LCH.Clearnet.

Asia/Pacific:  In Singapore, our primary regulator is the Monetary Authority of Singapore and we are a member of the Singapore Exchange. In Hong Kong, our primary regulator is the Securities and Futures Commission and some of our subsidiaries there are members of the Hong Kong Futures Exchange. In India, our primary regulators are the Securities and Exchange Board of India and the Forward Markets Commission. Our subsidiaries in India are members of the National Stock Exchange, National Commodity & Derivative Exchange, the Multi Commodity Exchange of India and the Bombay Stock Exchange. In Australia, our primary regulator is the Australian Securities and Investment Commission and we are a member of the Sydney Futures Exchange and the Australian Securities Exchange. In Taiwan, we maintain a branch of our Singapore company, which is regulated by the Securities and Futures Bureau and is a member of the Taiwan Futures Exchange.

In addition to those rules and regulations that are imposed by the various regulators, self-regulatory organizations and exchanges, the U.S. federal and state governments as well as non-U.S. governments have imposed a number of other regulations with which we must comply, including:

USA PATRIOT Act—Anti-Money Laundering Laws

The USA PATRIOT Act of 2001, or the PATRIOT Act, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies. The PATRIOT Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the United States contain similar provisions. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the PATRIOT Act and other anti-money laundering laws.

U.S. Office of Foreign Assets Control

The United States maintains various economic sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Some of these programs are broad and comprehensive country- specific economic sanctions (such as those targeting Burma (Myanmar), Cuba, Iran, North Korea, Sudan and Syria); other programs target “specially designated” individuals and entities that are engaged in certain activities, such as proliferation of weapons of mass destruction, terrorism and narcotics trafficking, as well as activities particular to certain countries, such as undermining democratic processes or institutions in Zimbabwe. The OFAC-administered sanctions take many forms, but generally prohibit or restrict trade and investment in and with sanctions targets; some programs also require blocking of the sanctions target’s assets. All “specially designated” individuals and entities are generally referred to as “SDNs” and are placed on a list maintained by OFAC called the list of Specially Designated Nationals and Blocked Persons, which contains over 7,500 names and is updated often. Generally, the OFAC-administered sanctions are applicable to “U.S. persons”, or U.S. citizens, permanent resident aliens, entities organized under the laws of the United States (including their foreign branches), regardless of where they are physically located, and persons actually present in the United States (regardless of nationality), but non-U.S. persons are bound in certain instances. Violations of any of the OFAC-administered sanctions are punishable by civil fines, as well as criminal fines and imprisonment. Penalties for violating the OFAC-administered sanctions can be severe, including civil penalties per incident of the greater of (a) $250,000 and (b) twice the amount of the transaction in respect of which the penalty is imposed, and criminal penalties per incident of $1,000,000 and up to 20 years in prison. We have established policies and procedures designed to assist our and our personnel’s compliance with applicable OFAC sanctions. An entity’s compliance program is one factor that OFAC will consider in deciding whether to impose penalties, and at what level, in the event of a violation. Although we believe that our policies and procedures are effective, there can be no assurance that our policies and procedures will effectively prevent us from violating the OFAC-administered sanctions in every transaction in which we may engage.

Information Privacy Laws

U.S. federal and state laws and regulations require financial institutions to protect the security and confidentiality of consumer information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information as well as their policies to protect the security and confidentiality of that information. Europe has also imposed strict regulations regarding the collection and use of information. The European Union’s Data Protection Directive establishes a series of privacy requirements that European Union member states are obliged to enact in their national legislation. European countries that are not European Union member states have similar privacy requirements in their national laws. These requirements generally require all businesses to provide notice to and obtain the consent of individuals prior to using their personal information and restrict the transfer of such information. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with these laws and regulations related to the privacy of consumer information.

Legal Proceedings

Set forth below is a description of material litigations to which we are a party. Although there can be no assurance as to the ultimate outcome, we believe we have a meritorious legal position in the matters described below. We cannot predict the outcome of any of these claims, and an adverse resolution of any of these matters could have a material adverse effect on our reputation, business, financial condition and/or operating results.

Philadelphia Alternative Asset Fund

On May 8, 2006, the plaintiff, a court-appointed receiver for a hedge fund, Philadelphia Alternative Asset Fund Ltd. (“PAAF”), and its fund manager and commodity pool operator, Philadelphia Alternative Asset Management Co., LLC (“PAAMCo”), commenced suit against MF Global Inc., formerly known as Man Financial Inc, our U.S. operating subsidiary, and seven of our employees in connection with a Commodity Futures Trading Commission-imposed shutdown of PAAMCo. PAAMCo and its principal, Paul Eustace (“Eustace”), allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF’s net asset value, and failing to disclose trading losses suffered in a subaccount maintained by us for PAAF. The receiver, in his complaint, alleges among other things, negligence, common law fraud, violations of the Racketeer Influenced Corrupt Organizations Act (RICO), violations of the Commodity Exchange Act and aiding and abetting fraud. We, and our employees, have denied all material allegations of the complaint. Although the complaint does not quantify the exact amount of damages sought, the amount claimed is estimated to be approximately $175 million (with the plaintiff claiming that these damages should be tripled under RICO). The court-appointed receiver in this matter has, by judicial order, been replaced by a “receiver ad litem” (solely for purposes of this litigation) because of a conflict of interest on the part of the original receiver. In July 2007, the receiver ad litem dismissed all claims against six of our employees, and filed a Second Amended Complaint against Man Financial Inc., one employee, and UBS Fund Services (Cayman) Ltd. The allegations against us are substantially similar as those in the initial complaint. On December 3, 2007, we entered into a Settlement

Agreement with the prior receiver and the receiver ad litem pursuant to which, without admitting liability, we paid $69 million, plus $6 million of litigation expenses, to the receivership estate as a restoration fund for the benefit of receivership investors in exchange for full releases and a dismissal of the action with prejudice.

Man Group has agreed to indemnify us for all costs, expenses and liabilities we may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts or circumstances which give rise to that claim for amounts in excess of $50 million, net of any insurance proceeds we receive. For a discussion of our indemnity agreement with Man Group, and the conditions to which the indemnity is subject, see “Certain Relationships and Related Transactions—PAAF Indemnity”.

As a result of discussions leading to this settlement, we recorded a litigation accrual of $69 million for the six months ended September 30, 2007 and an additional accrual of $6 million for the nine months ended December 31, 2007. We believe that these settlement and litigation costs are substantially insured; however no insurance proceeds have been recognized and will not be recognized until actually received. Our insurance carriers have been notified of the settlement agreement (together with amounts paid thereunder) and of our associated defense costs in the PAAMCo-related litigation. The insurers have offered an amount, without prejudice, which we regard as inadequate and we have informed the insurers that we will take the matter to dispute resolution under the insurance contract. That procedure has begun and it is anticipated that there will not be a resolution of the matter for approximately one year.

On December 26, 2007, we settled a related investigation by the CFTC arising out of the PAAF matter. Without admitting or denying the allegations, we agreed to the entry of an order finding that we violated supervision and recordkeeping requirements and we agreed to follow revised procedures and paid a civil monetary penalty of $2 million, which was accrued in the third quarter of fiscal 2008.

Conservative Concepts Portfolio Management GmbH (“CCPM”) Related Arbitrations

In or about October 2003, we uncovered an apparent fraudulent scheme conducted by third parties unrelated to us that may have victimized a number of our clients. CCPM, a German Introducing Broker, introduced to us all the clients that may have been victimized. An agent or employee of CCPM, Michael Woertche (and his confederates), apparently engaged in a Ponzi scheme in which allegedly unauthorized transfers from accounts maintained at our firm were utilized to siphon money out of these accounts, on some occasions shortly after they were established. We were involved in two arbitration proceedings relating to CCPM introduced accounts. The first arbitration involved claims made by Fairfield Capital Partners, Inc. and Alan Glassman before a National Futures Association panel. The second arbitration involves claims made by four claimants before a FINRA panel. The claims in both arbitrations are based on allegations that we and an employee assisted CCPM in engaging in unauthorized transfers from, and trades into, accounts maintained by us. Damages sought in the NFA arbitration proceeding were approximately $1.8 million in compensatory damages, unspecified punitive damages and attorneys’ fees in addition to the rescission of certain deposit agreements. The first arbitration case was settled for $0.2 million as to one claimant and $0.6 million as to the second claimant. Damages sought in the FINRA proceeding are approximately $4 million in compensatory damages and $12 million in punitive damages. That case is in its discovery phase and hearings are scheduled for March 2008. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, the second arbitration. Therefore, no provision for losses has been recorded in connection with that arbitration.

Midland Euro Cases

The key contentions in a bankruptcy proceeding and a class action proceeding were that Midland Euro Exchange, Inc. (“MEE”), Midland Euro, Inc. and their principals, Moshe and Zvi Leichner, ran a Ponzi scheme, promising high returns on foreign exchange trades, and that we (and others) aided and abetted the “scheme”. In the bankruptcy proceeding, the trustee alleged that in the one year period preceding the bankruptcy petitions, we made voidable transfers to ourselves from the MEE accounts in the amount of not less than approximately $1.8 million. In the class action complaint, the plaintiffs alleged that we, together with MEE’s accountants and its London bank, were liable for $90 million of losses which investors suffered as a result of violations of state common and statutory law and federal RICO claims. Punitive damages and treble damages under RICO were sought. We reached a settlement with plaintiffs in the class action suit, pursuant to which we paid the plaintiffs $4.1 million subsequent to September 30, 2007. We also reached a settlement with the bankruptcy trustee, pursuant to which we paid the trustee $0.1 million.

Refco LLC Exchange Seats

As referenced above, we acquired certain assets of Refco Inc. and its affiliates (collectively, “Refco”) pursuant to an Acquisition Agreement between Refco and us. As part of that transaction, we acquired certain seats and shares held by Refco LLC in the Chicago Mercantile Exchange and the Chicago Board of Trade (the “Shares”). On or about March 3, 2006, counsel to the Chapter 7 bankruptcy trustee of Refco LLC (the “trustee”) notified us of the trustee’s position that the Shares were not, in fact, assets that should have been transferred to us under the Acquisition Agreement and that, as a result, we are liable to Refco LLC for the value of the Shares, asserted to be approximately $57 million at the date of closing under the Acquisition Agreement. To date, no legal proceeding has been commenced. We have negotiated a settlement agreement with the trustee pursuant to which all claims between us and all Refco related entities, including the claim for the $57 million value of the seats, are settled by us paying $2.2 million to the Refco estate.

Parabola and Aria

Parabola and Aria (off-shore shell investment company vehicles for an active day trader) have made various different claims about execution-only accounts that were active in our London office between July 2001 and February 2002. In December 2006, Parabola and Aria filed a claim in the Commercial Court in London against us and one of our brokers alleging alternatively fraudulent and negligent misrepresentation and breach of fiduciary duty. The claimants seek £3.7 million (approximately $6.4 million) in damages and speculative claims of up to an additional £9 million (approximately $18.6 million). A trial has been set for November 2008. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. No provision for losses has been provided in connection with this litigation.

Commodity Futures Trading Commission Potential Action

In May 2007, our U.S. operating subsidiary, MF Global Inc., formerly known as Man Financial Inc, and two of our individual employees received what is commonly referred to as a “Wells notice” from the staff of the Division of Enforcement of the Commodity Futures Trading Commission. The notice relates to two trades that we executed in 2004 for a customer and reported to NYMEX. In the notice, Division of Enforcement staff indicated that it is considering recommending to the Commission that a civil proceeding be commenced against us and the two individuals, in which the Commission would assert that we and the two individuals violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The Division of Enforcement staff contends that we and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred. We and the individuals strongly dispute the contentions of the Division of Enforcement staff and have submitted a written statement to the Division of Enforcement, setting forth the reasons why we believe no proceeding should be brought. As this matter is in its earliest stage, we are unable to predict what action, if any, the Commodity Futures Trading Commission will take. No provision for losses has been recorded in connection with this potential matter.

Eagletech Communications Inc., et al. v. Citigroup, Inc. et al.

Our U.S. operating subsidiary, MF Global Inc., formerly known as Man Financial Inc, was named as a co-defendant in an action filed in Florida State Court by Eagletech Communications Inc. (“Eagletech”) and three of its alleged shareholders against 21 defendants, including banks, broker-dealers and clearing brokers, as well as “100 John Doe defendants or their nominee entities”. The complaint alleges that defendants engaged in a criminal conspiracy designed to manipulate the publicly traded share price of Eagletech stock. Plaintiffs seek unspecified compensatory and special damages, alleging that “Man Group PLC d/b/a Man Financial Inc” participated in the conspiracy by acting as a clearing broker for a broker-dealer that traded in Eagletech stock. The complaint asserts claims under RICO, the Florida Securities and Investor Protection Act, the Florida Civil Remedies for Criminal Practices Act, and a related negligence claim. On May 9, 2007, defendants filed a notice removing the State Court action to Federal Court pursuant to 28 U.S.C. § 1441(a). The case is at its earliest stages so it is difficult to determine exposure, if any. In any event, we intend vigorously to defend this matter. No provision for losses has been recorded in connection with this litigation.

Amacker v. Renaissance Asset Management Fund et. al.

In December 2007, we, along with four other future commission merchants, were named as defendants in an action filed in the U.S. District Court in Corpus Christi, Texas by 47 individuals who were investors in a commodity pool (RAAM I LLC) operated by Renaissance Asset Management LLC. The complaint alleges that we and the other defendants violated the Commodity Exchange Act and alleges claims of negligence, common law fraud, violation of a Texas statute relating to securities fraud and breach of fiduciary duty for allegedly failing to conduct due diligence on the commodity pool operator and commodity trading advisor, having accepted executed trades directed by the commodity trading advisor which was engaged in a fraudulent scheme with respect to the commodity pool, and having permitted the improper allocation of trades among accounts. The plaintiffs are seeking damages of $32 million, plus exemplary damages, from all defendants.

The case is at its earliest stages so it is not possible to determine our exposure, if any. In any event, we intend vigorously to defend this matter. No provision for losses has been recorded in connection with this litigation.

Other

In addition to the matters discussed above, from time to time we are party to litigation and regulatory proceedings that arise in the ordinary course of our business. Aside from those matters discussed above, we do not believe that we are party to any pending litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on our business, results of operations or financial condition.

Facilities

Our principal executive offices are in New York, New York and our registered office is in Hamilton, Bermuda. We lease over 600,000 square feet of office space in 12 countries throughout North America, Europe and the Asia/Pacific region, including offices in New York, Chicago, Kansas City, Toronto, Calgary, Markham, Montreal, Winnipeg, Vancouver, Saskatoon, London, Paris, Amsterdam, Singapore, Hong Kong, Taipei, Tokyo, Dubai, Mumbai, Delhi, Bangalore, Sydney and Brisbane. Our U.S. offices account for over 315,000 square feet of our total leased facilities. We believe that our leased facilities are adequate to meet anticipated requirements for our current lines of business for the foreseeable future. See “Certain Relationships and Related Transactions—Other Commercial Arrangements—Shared Occupancy and Facilities Agreement”.

Employees

As of September 30, 2007, we had 3,353 employees, of which 1,640 were located in the United States. At present, no employees are represented by unions.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our current directors and executive officers.

Name	Age	Position
Kevin R. Davis	46	Chief Executive Officer and Director
Alison J. Carnwath	55	Non-Executive Chairman of the Board of Directors
Christopher J. Smith	49	Chief Operating Officer, Deputy Chief Executive Officer and Director
Ira Polk	58	Interim Chief Financial Officer and Chief Administrative Officer
Edward L. Goldberg	67	Director
Eileen S. Fusco	51	Director
Lawrence M. Schloss	53	Director
Robert S. Sloan	44	Director
Simon P. Healy	47	Chief Executive Officer of European Operations
Thomas M. Harte	55	Chief Executive Officer of U.S. Operations
Laurence R. O’Connell	49	Chief Executive Officer of Asia/Pacific Operations

Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who serves as a director or executive officer is set forth below.

Kevin R. Davis. Mr. Davis is our Chief Executive Officer and a member of our board of directors. Prior to the Reorganization, Mr. Davis served as the Chief Executive Officer of Man Financial since November of 1999 and a member of the board of Man Group plc since April 2000. Mr. Davis stepped down from the board of Man Group plc upon completion of the initial public offering of our common shares. Mr. Davis has over 24 years’ experience in the futures brokerage industry, the last 16 of which have been within Man Group. In 1991, Mr. Davis joined Man Group’s brokerage business, then known as ED & F Man International, to build its European interest rate futures activities. In 1994, he was promoted to run its global interest rate futures business, becoming Chief Executive Officer of Man Group’s overall European brokerage activities in 1997. In late 1999, Mr. Davis was appointed as Chief Executive Officer of its global brokerage businesses which shortly thereafter was renamed Man Financial. Prior to joining Man Group, Mr. Davis held management positions with several derivatives brokerage businesses, including Balfour Maclaine, Prebon Yamane and E-Bailey Commodities. In 1991, immediately prior to joining Man Group, Mr. Davis was responsible for the European financials business of Balfour Maclaine. From 1986 to 1991, Mr. Davis worked in the futures unit of Prebon Yamane, and during the last six months of his tenure at Prebon Yamane he was responsible for all of their futures brokerage activities. Mr. Davis began his career as a runner on the Chicago Board of Trade and a desk broker in general commodity futures. Mr. Davis is the Chairman of the United States Futures Exchange, a director of LCH.Clearnet Group Limited and a member of the Commodity Futures Trading Commission Global Markets Advisory Committee. He also serves as a member of the Board of Overseers at Albert Einstein College of Medicine and as a director of New York City Meals on Wheels. Mr. Davis received a B.A. from the University of Kent, Canterbury.

Alison J. Carnwath. Ms. Carnwath is the non-executive chairman of our board of directors. Since 2001, she has served as a non-executive director of Man Group plc and following the Reorganization and Separation continues to serve in such capacity for a period of time. From 2001 until May 31, 2007, Ms. Carnwath was Chairman of Man Group plc’s audit and risk committee. Ms. Carnwath is a senior adviser to Lexicon Partners, an independent corporate finance advisory firm, and chairman of the management board and investment committees at ISIS Equity Partners, LLP, a private equity firm. Ms. Carnwath has spent more than 20 years in investment banking. Most recently, from 1997 to 2000, she was a managing director of Donaldson Lufkin & Jenrette, Inc. in New York. From April 1999 to October 2004, Ms. Carnwath was chairman of The Vitec Group plc, a supplier of equipment and services to the broadcasting, entertainment and photographic industries, and in 2001 was its chief executive officer. She is a director of Friends Provident Group plc, a FTSE 100 financial services firm, Land Securities Group PLC, the largest U.K. Property REIT listed on the LSE and a member of the FTSE 100 and PACCAR Inc., a Fortune 500 technology company listed on Nasdaq that designs and manufactures trucks. Ms. Carnwath is a chartered accountant and received a B.A. from the University of Reading.

Christopher J. Smith. Mr. Smith is our Chief Operating Officer and Deputy Chief Executive Officer and a member of our board of directors. Prior to the Reorganization, Mr. Smith was the Deputy Chief Executive Officer of Man Financial since 2002. Mr. Smith joined Man Group in 1992 and served as the Executive Chairman and Global Director of Operations, IT, Risk and Credit of Man Financial. In addition to his oversight capabilities managing Man Financial’s Global IT, Futures and Securities settlements and Risk and Credit departments, Mr. Smith was responsible for operational due diligence and the integration of acquisitions. From 1989 to 1992, Mr. Smith was a Consultant for Data Exchange Systems Ltd. Mr. Smith began his career at LIT Futures Ltd. and LIT Securities Ltd. where he worked from 1979 to 1989, most recently as the Operations Manager for Futures, Options and Securities. Mr. Smith graduated from Claremont School, Seaford College and Bromley College of Technology.

Ira Polk. Mr. Polk is our Interim Chief Financial Officer and our Chief Administrative Officer. Prior to our Reorganization, Mr. Polk was a Director and Executive Vice President of Man Financial and served as Director, President and Chief Financial Officer of Man Group USA. Mr. Polk was the Global Chief Financial Officer of the brokerage unit until September 2006. He has served in numerous executive, operational and financial capacities within the brokerage division and within the group since joining Man Financial in 1985 including Director, President and Chief Financial Officer of Man Group Finance Inc. and Director of the United States Futures Exchange. Prior to joining Man Financial in 1985, Mr. Polk was the Vice President of Finance & Administration at Rudolf Wolff. From 1982 to 1985, Mr. Polk was the Vice President of Finance at Johnson Matthey & Wallace Inc. From 1973 to 1982, Mr. Polk was a principal in the accounting firm of Arthur Young & Co. Mr. Polk serves on the Board of Directors of the Futures Industry Association and is a Board Member of the New York Clearing Corporation and The Clearing Corporation in Chicago. Mr. Polk is a certified public accountant and received his B.A. and M.B.A. from Rutgers University.

Edward L. Goldberg. Mr. Goldberg is a member of our board of directors. Mr. Goldberg is the Managing Member and founder of Longview Investments, LLC, a family-office based investment company. Mr. Goldberg retired from Merrill Lynch after over 40 years of dedicated service to the firm. Prior to retiring, from 2000 to 2002, he was a member of the Executive Management Committee, Executive Vice-President of the Operations Services Group and Chairman of the Professional Securities Services Group. Mr. Goldberg has also served on numerous boards. From 1991 to 2000, Mr. Goldberg was a Vice-Chair and Director of the Depository Trust Company, where he also served as the Chairman of the Compensation Committee. Mr. Goldberg was also a board member of the National Association of Securities Dealers, where he was on the Management Development, Compensation and Disciplinary Committees. From 1991 to 2002, Mr. Goldberg served as an advisory director for Bloomberg, L.P., a member of the board of directors of NASDAQ, where he was a member of the Executive Committee and Chair of the Finance Committee, and as a member of the New York Stock Exchange’s Financial and Operational Surveillance Committee.

Eileen S. Fusco. Ms. Fusco is a member of our board of directors. Ms. Fusco recently retired as a Senior Partner of Deloitte & Touche’s Financial Services Industry Group, where she was a partner from 2001 to 2007. While at Deloitte & Touche, Ms. Fusco was the Lead Client Service Partner to several of the firm’s largest global financial services institutional clients. As the Lead Partner to these clients, Ms. Fusco provided expert advisory services on complex financial transactions, industry issues and was a significant contributor to cross-disciplinary projects. Ms. Fusco also held management positions on the Northeast Management Committee and the Global Financial Services Tax Board for Deloitte & Touche. From 1997 to 2000, Ms. Fusco was Regional Tax Counsel of UBS AG. Prior to her position with UBS AG, in 1996, she was the Chief Financial Officer of Twenty-First Securities Corporation, a firm that specialized in structured transactions. From 1992 to 1995, Ms. Fusco was a

Managing Director and Director of Tax of Kidder, Peabody & Co., Inc. Ms. Fusco began her career as a Tax Partner at Ernst & Young LLP and Spicer & Oppenheim. She is a board member of the Susan G. Komen for the Cure New York City Affiliate. Ms. Fusco is both an attorney and a CPA and received a B.A. from Douglass College, a J.D. and M.B.A. from Rutgers University, along with an LL.M. in Taxation from New York University.

Simon P. Healy. Mr. Healy is our Chief Executive Officer of European Operations. Prior to the Reorganization, Mr. Healy served as the Managing Director of Man Financial and Global Head of Interest Rate Products and Equities since May 2002. In 2002, Mr. Healy was appointed Managing Director of Man Financial, and in 1996 he was appointed a board member of Man Financial. Mr. Healy joined Man Group in 1991 as a Broker. Prior to joining Man Group, from 1990 to 1991, Mr. Healy was the Chief Trader of Derivatives at Crédit Agricole Group London Branch, and from 1988 to 1990, Mr. Healy was the Chief Trader for Interest Rates at Copenhagen Handelsbank London. From 1986 to 1988, Mr. Healy was the Senior Interest Rates Trader for National Commercial Bank, Saudi Arabia London, and from 1984 to 1986 Mr. Healy was the Senior Interest Rates Trader at Gulf International Bank London. Mr. Healy began his career as a back office clerk for J. Henry Schroder Wagg & Co., a Junior Trader at Banco Santander and Fixed Income Trader at DG Bank. Mr. Healy graduated from the Caterham School.

Thomas M. Harte. Mr. Harte is our Chief Executive Officer of U.S. Operations. Prior to the Reorganization, Mr. Harte served as an Executive Vice President of Man Financial and a director of Man Group USA Inc. since 1993. He has been the chief executive officer of the Man Financial’s New York based businesses since 2006, was responsible for the Chicago office from 1995 to 1998 and has been responsible for our corporate acquisition activities since joining us in 1993 from Paine Webber Inc., where he was a Managing Director of their Commercial Futures Division from 1990. Mr. Harte was a Senior Vice President of Drexel Burnham Lambert from 1980 to 1990 where he was a manager of its institutional futures department in London from 1983 to early 1984 and then in New York through 1990. He began his career at Blyth Eastman Dillon in 1978 where he was a Vice President of Corporate Strategy and was an architect of their entry into the futures business. Mr. Harte has a bachelor’s degree from Fordham University and a masters in international business from the Thunderbird Graduate School of International Management.

Laurence R. O’Connell. Mr. O’Connell is Chief Executive Officer of Asia/Pacific Operations, which includes our operations in India, Dubai, Australia, Singapore, Taiwan, Japan and Hong Kong. He was previously Chief Operating Officer of Man Investments, Man Group plc’s asset management division. Before joining Man Group in 2002, Mr. O’Connell was CFO of the global equity capital markets business of Credit Suisse First Boston and prior to that was Director of Operations of the corporate broking division of Barclays de Zoete Wedd (1993-2002). Mr. O’Connell was CFO and Company Secretary of Transcontinental Services NV, having earlier been Chief Accountant of its predecessor company Esperanza International Services plc (1982-1992). He qualified as a Chartered Accountant with the firm of Binder Hamlyn, which he joined in 1979. Mr. O’Connell graduated with a degree in Modern History from Oxford University in 1978.

Lawrence M. Schloss. Mr. Schloss is a member of our board of directors. Mr. Schloss is the Chairman, Chief Executive Officer and co-founder of Diamond Castle Holdings, LLC, a private equity investment firm. Prior to founding Diamond Castle Holdings, LLC in 2004, Mr. Schloss was Global Head of Credit Suisse First Boston Private Equity, a $32 billion alternative asset investment business, and a member of the Credit Suisse First Boston Executive Board. Prior to working at Credit Suisse First Boston, Mr. Schloss was Chairman of Donaldson, Lufkin & Jenrette’s Merchant Banking Group since 1995. Mr. Schloss was a member, Chairman or Co-Chairman of the investment committees of each of the DLJ’s Merchant Banking Partners leveraged buyout funds, as well as DLJ’s mezzanine funds, real estate funds, secondary funds and funds of funds. Mr. Schloss joined Donaldson, Lufkin & Jenrette in 1978 as an investment banker focused on leveraged finance and energy, and began investing the firm’s capital when it began its leveraged buyout principal investing activities in 1985. Mr. Schloss has served as Chairman of the board of directors of GTECH Corporation, a NYSE listed company,

OSi Specialties Corp. and Merrill Corporation. He is currently on the board of directors of Performance Equity Management, LLC, the private equity affiliate of General Motors Investment Management Company. Mr. Schloss is also a member of the Board of Trustees of Tulane University and the Board of Trustees and the Executive Committee of the New York city Police & Fire Widows’ and Children’s Benefit Fund. He received a B.A., cum laude, from Tulane University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Robert S. Sloan. Mr. Sloan is a member of our board of directors. Mr. Sloan is the Managing Partner of S3 Partners LLC, a company that provides treasury and liability management services to hedge funds. Prior to founding S3 Partners LLC in 2003, Mr. Sloan was a Managing Director of Credit Suisse First Boston. While at Credit Suisse First Boston, Mr. Sloan was Chairman of Credit Suisse First Boston’s CSFB/Tremont Hedge Fund Index Co., Global Head of the Alternative Capital Group, Global Head of the Prime Brokerage and Equity Finance businesses, and Co-Head of OTC derivatives marketing for the Americas. Mr. Sloan was also a member of Credit Suisse First Boston’s Equity Division’s Operating Committee and Product Managers Committee. Prior to joining Credit Suisse First Boston in 1996, Mr. Sloan started his career at Lehman Brothers, in 1989, where he worked in the Firm’s Central Funding Unit and Equity Derivatives areas in Tokyo and New York. Prior to his position with Lehman Brothers, Mr. Sloan worked in Tokyo at the Japanese Ministry of International Trade and Industry and was a speech writer and translator for senior Japanese trade officials. Mr. Sloan received a B.A. from Washington & Lee University.

Board of Directors

Our board of directors consists of seven members, a majority of whom are independent, as required by the listing standards of the NYSE. Our board of directors is elected annually and each member holds office for a one-year term. As Man Group no longer owns a majority of our common shares, we are no longer a controlled company. Ms. Carnwath, our non-executive chairman, currently continues to serve as a member of the Man Group board of directors.

Board Committees

Our board of directors has appointed an audit committee, a compensation committee, a nominating and corporate governance committee and an executive board committee, and has adopted charters for each of these committees.

Audit Committee. Our audit committee currently is comprised of Ms. Carnwath, Mr. Goldberg and Ms. Fusco, with Ms. Carnwath serving as our audit committee chairman, Ms. Fusco serving as our audit committee financial expert under SEC rules and with Mr. Goldberg and Ms. Fusco serving as independent directors. We intend to appoint additional independent directors to our audit committee. We believe that our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, current rules of the SEC and NYSE, taking into account the relevant transition rules for IPO issuers. Under the transition rules, independent directors will need to comprise all the committee members within one year after the date our common shares were listed on the NYSE. We expect to modify the composition of our audit committee in order to comply with these transition requirements. Our audit committee is responsible for, among other things, recommending to our shareholders whether to appoint, retain or terminate our independent public accountants, reviewing our financial statements and the scope of annual external and internal audits and considering matters relating to accounting policies and internal controls.

Compensation Committee. Our compensation committee currently is comprised of Ms. Carnwath, Mr. Schloss and Mr. Sloan with Ms. Carnwath serving as the committee chairman and with Mr. Schloss and Mr. Sloan serving as independent directors. We intend to appoint additional independent directors to our compensation committee. We believe that our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, current rules of the NYSE, taking into account the relevant transition rules for IPO issuers. Under the transition rules, independent directors will need to comprise all the committee members within one year after the date our common shares were listed on the NYSE. We expect to modify the composition of our compensation committee in order to comply with these transition requirements and to ensure that, in due course, each member of our compensation committee will be an outside director for purposes of Section 162(m) of the Internal Revenue Code and a non-employee director for purposes of Rule 16b-3 of the Exchange Act. The compensation committee is responsible for, among other things, overseeing the compensation of our CEO and other executive officers and administering our compensation plans related to our executive officers. The compensation committee is also responsible for producing an annual report on executive compensation and assisting management in the preparation of a compensation discussion and analysis.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently is comprised of Ms. Carnwath, Mr. Schloss and Mr. Goldberg, with Ms. Carnwath serving as the committee chairman and with Mr. Schloss and Mr. Goldberg serving as independent directors. We intend to appoint additional independent directors to our nominating and corporate governance committee. We believe that our nominating and corporate governance committee meets the requirements for independence under, and the functioning of the committee complies with, current rules of the NYSE, taking into account the relevant transition rules for IPO issuers. Under the transition rules, independent directors will need to comprise all the committee members within one year after the date our common shares were listed on the NYSE. We expect to modify the composition of our nominating and corporate governance committee in order to comply with these transition requirements. The nominating and corporate governance committee is responsible for, among other things, identifying and recommending individuals to the board of directors for nomination as members of the board and its committees, developing and recommending to the board of directors corporate governance guidelines and overseeing the evaluation of the board of directors and management.

Executive Board Committee. Our executive board committee consists of Ms. Carnwath, Mr. Davis, Ms. Fusco, Mr. Goldberg, Mr. Schloss and Mr. Sloan. Ms. Carnwath serves as the chair of our executive board committee. The executive board committee is responsible for, among other things, overseeing our business and affairs between meetings of the board of directors.

Policy for Review, Approval or Ratification of Transactions with Related Parties

Our board of directors adopted a policy providing that the board review and approve transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or 10% shareholder has or will have a direct or indirect material interest. Under this policy, the board of directors is to obtain all information it believes to be relevant to a review and approval of these transactions. After consideration of the relevant information, the board of directors is to approve only those related party transactions that they determine are not inconsistent with the best interests of the company. This policy includes categorical standards providing that specified types of transactions will be deemed not to be inconsistent with the best interests of our company.

Director Compensation

The non-executive chairman of our board of directors is paid an annual fee of $750,000 in cash and provided with use of a corporate apartment during her time spent in New York and our other non-U.K. locations, with costs not to exceed $15,000 per month. Each of our directors, other than directors who are officers or employees, is paid an annual director’s fee of $250,000, which amount may be paid at their election in the form of cash, common shares or share-based awards under our LTIP, described below under the heading “—2007 Long Term Incentive Plan”. In connection with the initial public offering of our common shares, our non-employee directors were permitted to elect in advance to receive all or a portion of their annual retainer for the first year of service in the form of restricted common shares under the LTIP. These restricted share awards vest in four installments on the same dates that cash fees are normally paid, on the last day of each fiscal quarter of service, with vesting subject to continued service. For directors who joined the board before the pricing of our common shares, the number of shares subject to the non-employee director restricted share awards were calculated based on the price per share in the initial public offering. For his first year of service, Mr. Goldberg elected to receive $170,000 of his annual fee in the form of restricted shares based on the initial public offering price per share. This arrangement was also made available to Ms. Carnwath with respect to up to $250,000 of her annual fee for her first year of service, and she elected to receive this fee solely in cash. Similarly, for their first year of service, Ms. Fusco, Mr. Schloss and Mr. Sloan elected to receive $250,000, $250,000 and $62,500, respectively, of their annual fee in the form of restricted shares at a price per share of $26.67 (the closing price on the NYSE on the day before each of their appointments to our board of directors). Directors who are officers or employees receive no additional compensation as directors. In addition, we reimburse all directors for reasonable and customary out-of-pocket expenses incurred in connection with their services on the board of directors. Our board of directors also granted Ms. Carnwath, as our non-executive chairman, an initial award of restricted common shares having an initial value of $3.0 million on the date of the pricing of the initial public offering of our common shares. This award will vest in full after a period of three years following the initial public offering, subject to Ms. Carnwath’s continued service as a member of our board of directors. This award will also vest in full in the event of Ms. Carnwath’s death or disability, in the event of her non-reelection, in the event of her resignation with the prior consent of the nominating and corporate governance committee or under certain specified circumstances, or if she is otherwise removed for reasons that do not constitute “cause” under applicable law. The award will vest on a pro-rata basis or in full, at the compensation committee’s discretion, in the event of her resignation without the prior consent of the nominating and corporate governance committee or other cessation of service. In determining the terms of this proposal, we considered our desire to align Ms. Carnwath’s interests with those of our shareholders as well as the role we expect Ms. Carnwath to hold on our board.

In addition, to ensure Ms. Carnwath’s continued service during the initial three-year transition period following the initial public offering of our common shares, Ms. Carnwath is also eligible for a retention payment in an amount equal to her initial annual cash compensation through the end of this three-year period if she is not nominated for reelection or not reelected to the board and/or is not reelected to the position of chairman by the members of the board notwithstanding her ability and willingness to continue her service, or if she resigns under certain circumstances. In such event, Ms. Carnwath would agree to provide reasonable assistance to the board for 90 days to help transition her responsibilities to the new chairman as a condition to this payment. Ms. Carnwath will not be entitled to a retention payment if her removal from and/or non-reelection to the position of chairman by the board is a result of her breach of fiduciary duties to the MF Global shareholders or other willful and material breach of her duties and obligations as chairman that constitutes “cause” as defined in the by-laws (excluding disability), as determined by a majority of our independent directors. In the event of a change in control of MF Global, if any payments or benefits to Ms. Carnwath would be subject to the Section 4999 tax, the payments would be increased so that she is not affected by the tax. However, if the tax could be avoided by reducing the payments to her by less than 5%, such a reduction would apply.

Directors and Officers of MFG Finance

MFG Finance currently has four executive officers, all of whom constitute MFG Finance’s board of directors. Each executive officer and director is employed by MF Global. These individuals are identified below.

Name	Position and Offices Held

Ira Polk	President and Director
Henri J. Steenkamp	Chief Financial Officer and Director
Simon Moreton	Vice President and Director
Michael L. Bertolucci	Vice President and Director

Compensation Discussion and Analysis

Introduction

Before the Separation and the initial public offering of our common shares, we had no separate operating history and our employees, including our executives, were compensated by Man Group. Accordingly, Man Group determined all aspects of the compensation of our employees.

As a result of the Separation and the initial public offering of our common shares, the compensation committee of our board of directors is now responsible for overseeing the compensation of our Chief Executive Officer and other executive officers and for overseeing our general compensation philosophy as a public company. In preparation for the Separation and the initial public offering of our common shares, we implemented a new compensation framework in contemplation of our existence as a separate, publicly traded company and, together with Man Group, also are taking transition steps to give effect to the Separation and position us for continued growth.

We expect that we will continue to modify our compensation framework during fiscal 2008 for both our executives and our other employees to achieve our compensation objectives and business goals. In particular, we anticipate that, over time, we will continue to increase the proportion of annual compensation represented by equity compensation.

Objectives of the New Compensation Framework

We believe that highly talented, dedicated and results-oriented executives and other employees are critical to our growth and long-term success. Accordingly, in designing the framework of our new compensation program, we focused on the following as our primary objectives:

•	Attracting and retaining highly talented, dedicated, results-oriented and entrepreneurial executives and other employees with competitive compensation packages;

•	Aligning the long-term economic interests of our key employees with those of our shareholders;

•	Making compensation sensitive to both individual and company performance, and for our senior executives, emphasizing the elements of compensation that are “at risk”;

•	Promoting transparency through the use of relatively few, straightforward compensation components; and

•	Accommodating the organizational and structural changes that we are undergoing as a result of the Separation and the initial public offering of our common shares.

When we were part of the Man Group family of companies, we had gained substantial experience with the ways in which a publicly-traded company can effectively and proactively use equity-based compensation to both motivate and retain key employees. We expect that equity-based compensation will be particularly effective going forward because it provides our executives and other key employees with the opportunity to earn compensation that relates directly to their contributions to the success of our business.

Components of Our New Executive Compensation Program

Our new executive compensation program is comprised of three primary components: (1) base salary, (2) annual incentive compensation, which we expect to be paid in a combination of cash and equity-based awards, and (3) periodic long-term compensation. Indirect compensation will consist of welfare, retirement and similar benefits, which will generally be provided on the same basis that we provide all our full-time employees. We intend to minimize the use of perquisites, but will implement policies for purposes of efficiency and security as we determine appropriate in the year following the initial public offering of our common shares. In addition, we have entered into employment agreements with some of our executive officers that are intended to promote the continued availability of their services following the initial public offering of our common shares.

Salary

We provide our senior management with a level of base salary in the form of cash compensation which we intend to be appropriate in light of their roles and responsibilities within our organization. The annual base salaries for our named executive officers are $1,000,000, £315,000 (or about $596,642 based on an exchange rate of $1.8941/£1), $1,000,000, $271,945, $289,059, and $341,268 for Mr. Davis, Mr. Smith, Ms. Butte, Mr. Healy, Mr. Harte and Mr. Polk, respectively. Mr. Davis’s salary was determined with consideration to his new role and increased responsibilities as chief executive officer of a separate publicly traded entity. Salaries for our other named executives are unchanged from their current fiscal 2008 salaries with Man Group, which generally reflect a 5% increase over fiscal 2007 salaries, except for Ms. Butte’s salary, which is unchanged from her salary at the time of her hiring. Subsequent adjustments will be reviewed and approved by our compensation committee.

Annual Incentive Compensation

Our compensation framework will emphasize the variable component of compensation. As part of Man Group, the base salary paid to our most senior executives historically constituted a relatively small part of annual compensation and we intend to continue this philosophy.

Annual incentive compensation will be determined after the completion of each fiscal year and will be based on individual and company-wide performance. We expect that such performance will be evaluated both against internal measures and against competitors. Although the compensation committee may evaluate performance against pre-determined objectives for each fiscal year, we do not expect to implement any rigid annual incentive formulas or entitlements. Instead, annual incentive compensation for our executive officers will be discretionary. We believe this will best allow us the flexibility we need as we are undergoing our current transition and the flexibility to respond to changing market conditions going forward. In particular, this approach will enable us to control costs when revenues decline in down markets and increase variable pay when revenues are growing in expanding markets. Because Ms. Butte just joined us during fiscal 2007, we agreed to guarantee her a minimum bonus of $2,000,000 in respect of fiscal 2007. However, this guarantee does not extend past fiscal 2007, and none of our other executive officers have similar guarantees.

We expect that annual incentive compensation will be paid in a combination of cash and equity-based awards, as determined by our compensation committee in its discretion. Incentive compensation, if any, will generally be paid in the first quarter after the end of each fiscal year, and any portion to be made in the form of equity-based awards will be granted at the same time.

In addition to his discretionary annual bonus, Mr. Healy has been eligible under an individual arrangement with Man Group for quarterly cash incentive payments based on the performance of our financial futures division. The terms of this plan as provided by Man Group are described below under “—Fiscal 2007 Compensation”. We intend to continue to provide Mr. Healy with quarterly incentive opportunities on the same terms going forward.

Long-Term Equity-Based Awards

We believe that long-term performance is enhanced through an “ownership culture”. Accordingly, a significant part of our executive compensation program consists of paying a part of the annual incentive award in equity-based compensation. Although awards may be made subject to performance conditions, we do not expect to issue such awards at this time. Instead, we expect that equity awards will be issued primarily as part of the annual incentive process. Because these awards will be based on actual achieved performance, we do not expect to subject them to additional future performance conditions.

We have established a new Long Term Incentive Plan, or LTIP, that will provide for the grant of awards in the form of restricted shares, restricted share units, share options, share appreciation rights, performance and other share-based awards. Our LTIP is described in more detail below under “2007 Long Term Incentive Plan”. Awards under the LTIP may be paid as part of our executives’ annual incentive awards and may be made separately. No awards were granted under this plan prior to the pricing of the initial public offering of our common shares. The amounts of awards under the LTIP made to our executives in connection with the initial public offering of our common shares and the terms of the awards are described below under “—Transition Policies—IPO Awards”.

The provisions of Section 162(m) of the Internal Revenue Code generally disallow a tax deduction to a publicly-traded company that pays compensation in excess of $1,000,000 to any of its named executive officers in any fiscal year, unless the compensation plan and awards meet certain requirements. Certain exceptions apply in the case of plans adopted by a private company before becoming publicly traded. The LTIP and Mr. Healy’s quarterly incentive compensation are intended to constitute a plan, as defined in Treasury Regulation Section 1.162-27(f)(1), for which the deductibility limits under Section 162(m) do not apply during the applicable transition period. In general, the transition period ends upon the earliest of: (1) the expiration of the plan (i.e., 10 years after the date that the plan is approved by stockholders); (2) a material modification of the plan; (3) the issuance of all available stock under the plan; or (4) the first stockholder meeting at which directors are to be elected that occurs after December 31, 2010.

Retirement Benefits

We provide retirement benefits only through defined contribution plans, except that we continue to provide benefits consistent with one Man Group U.K. defined benefit pension plan that was closed to new participants in 1999. In general, we expect that our named executive officers will participate in these plans on the same basis as our other employees.

The particular plans provided are based on the location of the executive, and, to the extent local law mandates particular coverage, these benefits will not be at our discretion. For our U.S. employees, we will provide retirement benefits through a 401(k) plan, and for our U.K. employees, we will provide retirement benefits through a separate U.K. defined contribution plan. A description of the material terms of these plans are described below under “—Compensation Tables—Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation”.

In the United Kingdom, Man Group maintains a legacy defined benefit pension plan that was closed to new participants as of 1999. Some of our U.K. employees who were employed by Man Group before 1999, including Messrs. Smith and Healy, continue to participate in this pension plan. We currently anticipate providing this limited number of our U.K. employees defined benefit pension benefits on substantially the same terms as the Man Group plan for a period of time. These employees will not participate in the U.K. defined contribution plan. The material terms of the U.K. legacy defined benefit plan is described below under “—Compensation Tables—Pension Benefits”.

During fiscal 2007, Man Group maintained two defined benefit pension plans in which our U.S. employees, including Messrs. Davis, Polk and Harte participated. Both plans were terminated and fully paid during fiscal 2007.

Other Benefits

Generally. We also maintain employee benefit programs for our executives and other employees. In general, our named executive officers generally participate in our employee health and welfare benefits on the same basis as our other employees, except that Mr. Davis, Ms. Butte, Mr. Polk and Mr. Harte are eligible to receive supplemental medical, dental and vision coverage during employment and, subject to a five-year service requirement after retirement through our executive medical reimbursement program. This coverage is subject to an annual cap on benefits and is secondary to our basic group coverage and to Medicare after age 65. Our named executive officers are eligible to participate, on the same basis as all our employees, in tax-qualified share purchase plans that we sponsor in the United States and the United Kingdom, and potentially other jurisdictions, to allow our employees to purchase our common shares at a slightly discounted price through payroll deductions, subject to certain maximums. See “2007 Employee Stock Purchase Plans”. We also intend to continue to provide a reasonable automobile allowance to our eligible senior employees, including our named executives.

Employment Agreements

We recently entered into employment agreements with each of our named executive officers.

New Employment Agreements. Since the initial public offering of our common shares, Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte have been serving as, respectively, our Chief Executive Officer, our Chief Operating Officer and Deputy Chief Executive Officer, our Chief Financial Officer, our Chief Administrative Officer, our Chief Executive Officer—European Operations and our Chief Executive Officer—New York Operations (until his appointment to Chief Executive Officer—U.S. Operations effective October 17, 2007). Mr. Smith’s and Mr. Healy’s employment continues to be based in the United Kingdom.

These employment agreements are based on an identical form and provide assurances as to position, responsibility, location of employment and certain compensation terms, which if breached, would constitute “good reason to terminate” employment with us. Each agreement is structured to have a perpetual term, so that if Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy or Mr. Harte voluntarily terminates his or her employment from us at any time before retirement without “good reason”, he or she will generally forfeit the unvested IPO Awards and other unvested equity-based compensation and will be subject to the agreements restricting competition with us for one year. In particular, the agreements provide for:

•	Minimum salaries in the amounts we have described.

•	Annual bonuses at the discretion of our compensation committee, and for Mr. Healy, participation in a quarterly performance-based bonus arrangement.

•

Grants of share options and restricted share units that were made upon the completion of the initial public offering of our common shares. These grants and grants to our other employees are described below under “—Transition Policies—IPO Awards”. Other than these one-time grants, the employment agreements do not obligate us to provide future equity awards at any particular frequency or in any particular amount.

•	Participation in all of our executive compensation plans, including equity plans, on the same basis as our other senior executives.

•

Termination benefits, including, in specified circumstances, severance payments. Termination benefits and the associated restricted covenants for each named executive officer are described below under “—Compensation Tables—Potential Payments On Termination and Change in Control”.

Although the employment agreements generally do not provide for specific “change in control” benefits, they do protect the executives from any additional excise tax that could be imposed on them as a result of a termination of employment or other payments deemed made in connection with a future change in control. A discussion of these protections and an example of the amounts we would be required to pay our named executive officers can be found below under “—Compensation Tables—Potential Payments On Termination and Change in Control”.

On January 3, 2008, Ms. Butte resigned as Chief Financial Officer and Director of MF Global. In connection with Ms. Butte’s departure, we entered into a transition agreement and release, the terms of which are described under “—Potential Payments on Termination and Change in Control—Employment Agreements—Butte Transition Agreement.”

Transition Policies

Together with Man Group, we also took transition steps to give effect to the Separation and to position us for growth. These steps included providing offering-related equity awards and addressing outstanding Man Group equity awards.

IPO Awards

We made awards of share options and restricted share units in connection with the initial public offering of our common shares to a broad group of our key employees, including our named executive officers. These IPO Awards were designed to ensure that all our key employees have a stake in the future success of our company and are motivated to remain with us during our initial years as a public company. In particular, we believe the IPO Awards are an important tool in helping us retain the expertise of our existing management team, most of whom have spent many years in the business, and whose continued leadership we view as essential to achieve continued success through the critical three-year period following the offering.

Based on these objectives, we granted IPO Awards in two forms. Part of the IPO Awards were in the form of restricted share units that vest in full on the third anniversary of the pricing of the initial public offering. Accordingly, an executive may not voluntarily terminate his or her employment during this entire period without forfeiting the awards (unless he or she is eligible to retire). The remainder of the IPO Awards were in the form of share options. These options have an exercise price equal to the offering price and will ultimately be valuable to our executives only if our share price appreciates after the offering. The options vest in equal installments over the three-year period and are therefore generally not exercisable for the first year following the offering.

The IPO Awards also take into account changes in the Man Group compensation scheme in connection with the initial public offering of our common shares. Customary grants of Man Group performance shares, share options and co-investment shares were not made to our employees in respect of fiscal 2007, and a portion of the IPO Awards substituted for these historic opportunities. In addition, as we discuss below, some of the outstanding Man Group share-based awards were forfeited by our employees as a result of the initial public offering, and the IPO Awards also take these forfeitures into account.

We also made awards of restricted common shares to each of our eligible employees worldwide who did not receive IPO Awards of share options and restricted share units. These restricted share awards were granted under the LTIP at the time of the initial public offering and the number of restricted shares awarded per employee was based in part on the employee’s base salary and tenure with us. These restricted shares vest in full on the first anniversary of the initial public offering of our common shares, subject to continued employment with us through that date and any applicable requirements of local law for awards outside of the United States.

Amounts. IPO Awards were issued to about 609 of our key employees worldwide in respect of a total of 18,976,696 common shares, with 7,507,879 in the form of restricted share units and 11,468,817 in the form of share options. Grants of restricted shares to our other employees totaled 206,269 shares. In determining the aggregate amounts and material terms and conditions of the IPO Awards, we engaged the services of compensation consultants Pearl Meyer & Partners, who advised as to these items. We also made an initial grant of restricted shares to Ms. Carnwath pursuant to which 100,000 common shares will be deliverable. See “—Board of Directors—Director Compensation”.

We based the IPO Awards to our named executive officers on a specific dollar value of shares to underlie restricted share units and specific dollar value to underlie share options. The number of shares underlying restricted share units is 808,333, 566,666, 366,666, 333,333, 225,000 and 241,666 for Mr. Davis, Mr. Smith, Ms. Butte, Mr. Healy, Mr. Polk and Mr. Harte, respectively, and the number of shares subject to options is 983,333, 833,333, 416,666, 333,333, 233,333 and 266,666 for Mr. Davis, Mr. Smith, Ms. Butte, Mr. Healy, Mr. Polk and Mr. Harte, respectively. The number of shares underlying restricted share units reflects an agreed upon reduction of $750,000,

$500,000, $250,000, $250,000 and $500,000 from the amounts originally indicated in the employment agreements with each of Mr. Davis, Mr. Smith, Mr. Polk, Mr. Harte and Mr. Healy, respectively, and the number of shares underlying options reflects an agreed upon reduction of $500,000 from the amount originally indicated in Mr. Davis’ employment agreement.

Terms. The restricted share units vest in full on the third anniversary of the date of the pricing of the initial public offering of our common shares, subject to the employee’s continued employment with us. The common shares underlying the restricted share units will generally be delivered six months after vesting. No dividends are payable in respect of unvested restricted share units before they are vested and paid in shares.

The share options vest in equal installments on the first, second and third anniversaries of the date of the pricing of the initial public offering of our common shares, subject to the employee’s continued employment with us through each vesting date. Vested share options will remain exercisable during employment with us until the seventh anniversary of the date of grant. Each share option has an initial exercise price equal to the price per common share in the initial public offering of our common shares.

The general retirement, termination and change in control provisions applicable to these restricted share units, share options and restricted shares for all our employees, and the specific provisions applicable to certain of our named executive officers pursuant to their employment agreements with us, are described below under “—Potential Payments on Termination and Change in Control”. Other terms applicable to restricted share units and share options granted under our LTIP are described below under “—2007 Long Term Incentive Plan”. IPO Awards granted to employees outside of the United States are subject to any applicable requirements of local law.

Treatment of Man Group Awards

Many of our employees, including each of our named executive officers, held awards under the Man Group share-based incentive plans. As a result of the completion of the initial public offering of our common shares, our employees were deemed to have terminated employment with Man Group as “good leavers” for purposes of the applicable plan rules. Treatment of outstanding Man Group awards for our employees, including our named executive officers, was in accordance with the normal terms of the applicable plans and award agreements, and we did not assume or convert any Man Group awards into awards in respect of our common shares. The treatment of these awards is discussed in more detail in the following paragraphs.

Man Group Executive Share Options. Man Group provided part of its long-term compensation through performance-vested option grants under its Executive Share Option Scheme. All outstanding options to purchase Man Group shares became vested and exercisable as of the completion of the initial public offering of our common shares to the extent the applicable performance criteria were achieved by Man Group as of March 31, 2007, and any options with respect to which the performance criteria were not achieved were forfeited. To the extent vested (after giving effect to the preceding sentence), outstanding Man Group options remain exercisable for a period of 12 months after the completion of the initial public offering of our common shares. The Remuneration Committee of Man Group has exercised its discretion to extend this exercise period to the extent necessary to avoid adverse U.K. tax consequences as a result of exercising a U.K. tax qualified option, which extension does not affect options held by our named executives, before the third anniversary of their grant dates. Any options not exercised during this exercise period will lapse.

Man Group Co-Investment Matching Share Awards. Man Group also provided equity-based compensation to employees (other than any employee who was also one of its directors) through the Man Group Co-Investment Plan. Under the Co-Investment Plan, key employees were permitted to invest a portion of their after-tax cash bonus in Man Group share awards. Purchased shares were matched by Man Group based on the pre-tax amount of bonus invested. Each share held as investment within the Co-Investment Plan for at least three years was matched by four shares of Man Group stock. Purchased shares were subject to three-year holding periods and matching share awards were subject to a four-year service-based vesting period, and were forfeited if the related purchased share awards were sold before the end of the applicable holding period.

As a result of the initial public offering of our common shares, the holding periods that apply to shares purchased by our employees under the Co-Investment Plan lapsed and the shares became freely tradable, except to the extent they were held as security under the Assisted Purchase Scheme described below. Outstanding “matching” shares awarded to our employees vested on a pro-rata basis as of the completion of the initial public offering of our common shares (based on service during the three-year holding period related to purchased shares), and the remaining matching shares were forfeited. Man Group requires that matching share awards be “exercised” by submitting a written “notice of exercise” requesting delivery of the shares. These matching share awards will remain exercisable for a period of six months after the completion of the initial public offering of our common shares and would be forfeited to the extent they are not exercised within that period.

Man Group Performance Share Awards. Man Group provided part of its long-term compensation through performance-vested share awards under its Long Term Incentive Plan, referred to as the Performance Share Plan. Performance share awards were subject to a three-year performance period and vested based on the level of Return on Equity as defined below under “—Compensation Tables—Fiscal 2007 Grants of Plan-Based Awards” achieved by Man Group throughout that period. Vested performance share awards were normally subject to an additional one-year restriction dependent on continued employment with Man Group.

Outstanding performance share awards were allocated to the participants on a pro rata basis as of the completion of the initial public offering of our common shares (based on service during the three-year performance period), and the remaining share awards were forfeited. However, the underlying Man Group shares will not be delivered until the end of the relevant performance period, and will be transferred to the participant only to the extent the applicable performance criteria are actually achieved (and any share awards for which Man Group does not satisfy the performance criteria will be forfeited). Man Group performance share awards for which performance criteria have previously been met became transferable to the participants as of the completion of the initial public offering of our common shares.

Man Group Performance Matching Awards. Some senior Man Group executives, including those who were also directors or who were otherwise limited in their participation in the Co-Investment Plan, were also permitted to invest part or all of their after-tax cash bonus in Man Group shares under the Performance Share Plan. Man Group matched the shares purchased, similar to the Co-Investment Plan, except that the matching awards were subject to performance conditions as well as service-based vesting conditions. In addition, shares purchased under the Man Group Assisted Purchase Scheme, which enabled eligible senior executives to take out a non-interest bearing secured loan to purchase Man Group shares, were eligible for a matching allocation under the Performance Share Plan.

As a result of the initial public offering of our common shares, the holding periods that applied to shares purchased by our employees under the Performance Share Plan lapsed and the shares became freely tradable except to the extent they were held as security under the Assisted Purchase Scheme described below. Outstanding performance matching awards have the same treatment as regular Man Group performance share awards under the Performance Share Plan, as described above.

Man Group Restricted Shares. The one-time grant of restricted shares of Man Group awarded to Ms. Butte in connection with her hiring vested in full as of the completion of the initial public offering of our common shares.

Assisted Purchase Scheme. Outstanding loans used to purchase shares under the Man Group Assisted Purchase Scheme generally became payable in full as of the completion of the initial public offering of our common shares or, in the case of our executive officers, on or before May 31, 2007. However, except in the case of our executive officers, the Remuneration Committee of Man Group did not require repayment until the next normal annual installment pay date due to occur in late November 2007.

Outstanding Purchase Rights under the Man Group Employee Stock Purchase Plans. Generally, all of our U.S. employees continued to be eligible to participate in Man Group’s employee stock purchase plan (“Man Group ESPP”) until June 30, 2007, at which time 100% of their 2005 purchase rights and 50% of their 2006 purchase rights accelerated and were exercised. After such time, our U.S. employees ceased to be eligible for the Man Group ESPP, and no further payroll deductions were made. For U.S. tax purposes, the holding periods applicable to shares purchased through the Man Group ESPP continue to apply. Purchase rights held by our U.K. employees who participate in a parallel U.K. plan (the “Man Group Sharesave Plan”) generally have the same treatment as our U.S. employees with respect to vesting and exercise in relation to their savings period. However, shares purchased under the Man Group Sharesave Plan became freely transferable as of the completion of the initial public offering of our common shares. In addition, our U.K. employees continue to be eligible to contribute to the Man Group Sharesave Plan for a period of up to six months following the initial public offering of our common shares.

Fiscal 2007 Compensation

In fiscal 2007, our named executive officers were compensated by Man Group and its affiliates. This compensation is described in the following tables.

Salary

Effective June 2006, Man Group paid Mr. Davis, Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte base salaries of $645,000, £300,000 (or $568,230 based on an exchange rate of $1.8941/£1), $325,017, $258,545 and $275,294, respectively. These salaries represent an increase over fiscal 2006 salaries of 4% in the case of Mr. Davis, 9% in the case of Mr. Smith, and 5% in the case of each of Mr. Polk, Mr. Healy and Mr. Harte. Ms. Butte’s salary of $1,000,000 was determined at the time of her hiring.

Incentive Compensation

Man Group awarded discretionary cash bonuses in respect of fiscal 2007 to each of Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte in the amount of $9,000,000, $6,750,000, $2,000,000, $2,400,000, $1,000,000 and $2,400,000, respectively.

In addition, Mr. Healy has been eligible under an arrangement with Man Group to earn quarterly cash incentive payments based on the performance of certain of our financial futures products. For fiscal 2007, Mr. Healy’s incentive payments were based on a percentage of Man Group’s profits from designated offices. Based on performance in 2007, Mr. Healy earned an aggregate bonus amount of $3,800,000 under this arrangement.

Equity Grants

No awards under the Man Group Performance Share Plan, Executive Share Option Scheme and Co-Investment Plan were issued to our employees in respect of fiscal 2007, and the IPO Awards substituted for these. Man Group had historically made grants under these plans to some of our executive officers, including grants in respect of fiscal 2006. These grants were made in June and early July 2006 and are reflected in the Grant of Plan Based Awards Table below. The treatment of these awards is described above under “—Transition Policies—Treatment of Man Group Awards”.

In connection with her joining Man Group in fiscal 2007, Man Group awarded Ms. Butte a one-time grant of restricted Man Group shares. This award vested as of the completion of the initial public offering of our common shares.

Compensation Tables

MF Global was formed on May 3, 2007 as a wholly owned subsidiary of Man Group for the purpose of facilitating the initial public offering of MF Global’s common shares. Before the completion of the Reorganization and Separation, as discussed above under the heading “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure”, we conducted no significant business. Accordingly, in fiscal 2007, we paid no compensation to our executive officers for serving in such capacity. To provide you with a complete picture of the compensation of our named executive officers, the information in this prospectus includes the compensation paid to them by Man Group or one of its direct or indirect subsidiaries in fiscal 2007.

The following tables contain information about our Chief Executive Officer, our former Chief Financial Officer, the other executive who served as our Chief Financial Officer during fiscal 2007 and the three other most highly paid executive officers. This presentation differs substantially from the manner in which we expect to administer the compensation of key employees going forward or in the way that Man Group’s Remuneration Committee has considered historic compensation decisions. Please see the Compensation Discussion and Analysis for additional detail regarding our expected compensation philosophy and practices for future fiscal years.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)(1)	Share Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(6)	Total ($)
Kevin R. Davis Chief Executive Officer (7)	2007	640,833		9,000,000	2,688,126	2,271,490	—	1,349,016	1,732,604	17,682,069
Christopher J. Smith (8) Chief Operating Officer and Deputy Chief Executive Officer	2007	560,338		6,750,000	2,483,987	263,680	—	25,146	23,892	10,107,043
Amy S. Butte Former Chief Financial Officer (9)	2007	614,583	(10)	2,000,000	1,961,181	—	—	—	34,386	4,610,150
Ira Polk Chief Administrative Officer (9)	2007	322,438		2,400,000	245,616	98,955	—	788,731	953,271	4,809,011
Simon P. Healy (8) Chief Executive Officer of European Operations	2007	256,493		1,000,000	415,996	605,576	3,800,000	8,514	17,357	6,103,936
Thomas M. Harte Chief Executive Officer of U.S. Operations	2007	273,109		2,400,000	144,052	—	—	1,057,301	975,039	4,849,501

(1)	This column represents the amount of discretionary annual cash bonus granted to our executives by Man Group. Ms. Butte’s bonus for fiscal 2007 was granted pursuant to her employment agreement. These amounts are denominated in U.S. dollars for all our executives and were paid in cash in June 2007.

(2)	This column represents the dollar amount of compensation expense for all share awards under the Man Group Performance Share Plan and Co-Investment Plan outstanding in fiscal 2007 and the grant of restricted shares to Ms. Butte in connection with her hiring as recognized for financial statement reporting purposes pursuant to SFAS 123R (but without regard to any estimate of forfeiture relating to service-vesting conditions) based on an exchange rate of $1.8941/£1. Please see Note 15 to our audited combined financial statements for a description of the assumptions used to calculate these amounts.

(3)	This column represents the dollar amount of compensation expense for all executive performance-based share options granted under the Man Group Executive Share Option Plan outstanding in fiscal 2007 as recognized for financial statement reporting purposes pursuant to SFAS 123R (but without regard to any estimate of forfeiture relating to service-vesting conditions) based on an exchange rate of $1.8941/£1. Please see Note 15 to our audited combined financial statements for a description of the assumptions used to calculate these amounts.

(4)	This column represents the dollar amount of the aggregate quarterly cash incentive payments earned by Mr. Healy in fiscal 2007 based on the performance of our financial futures division. The terms of this arrangement are described under “—Compensation Discussion and Analysis—Fiscal 2007 Compensation”.

(5)	This column represents the total change in the actuarial present value of the accumulated benefit under Man Group’s defined benefit pension plans, including amounts related to the additional years of service credited for Mr. Davis, Mr. Polk and Mr. Harte in connection with the termination of our nonqualified pension plan in the U.S. and for Mr. Smith and Mr. Healy reflect values as calculated by Man Group inclusive of any increase attributable to inflation. The fiscal 2007 Pension Benefits Table that follows provides additional detail regarding the amounts in this column and the terms of the plans. Please see “—Compensation Discussion and Analysis” for additional detail on our retirement plans.

(6)	Amounts in this column include the following recurring Man Group compensation items:

Name	401(k) Matching Contributions ($)	Auto/Car and Driver Allowance ($)(a)	Holiday Bonus ($)(b)	Life Insurance Premiums ($)(c)	Supplemental Medical ($)(d)	Total ($)
Kevin R. Davis	2,000	10,800	5,000	2,376	38,109	58,285
Christopher J. Smith	—	23,108	—	784	—	23,892
Amy S. Butte	4,000	24,000	5,000	1,386	—	34,386
Ira Polk	4,000	10,800	5,000	2,376	5,329	27,505
Simon P. Healy	—	16,573	—	784	—	17,357
Thomas M. Harte	4,000	10,800	5,000	2,376	10,152	32,328

(a)	This represents the annual automobile allowance for each of Mr. Davis, Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte, and a car and driver allowance for Ms. Butte. Amounts for Mr. Smith and Mr. Healy were translated into U.S. dollars at a rate of $1.8941/£1.

(b)	This represents a broad-based holiday bonus (based on a percentage of salary, subject to a maximum of $5,000) provided to our U.S. employees each December.

(c)	Amounts in this column for Mr. Smith and Mr. Healy were translated into U.S. dollars at a rate of $1.8941/£1.

(d)	This represents premiums, claims and fees under our U.S. executive medical reimbursement program. Ms. Butte did not participate in this program during fiscal 2007.

This column also includes the one-time tax gross-up payments made in connection with the termination of the U.S. nonqualified defined benefit pension plan to Mr. Davis, Mr. Polk and Mr. Harte in the amount of $1,674,319, $925,766 and $942,711, respectively. Please see the narrative under “—Pension Benefits” for additional detail regarding these payments.

(7)	Mr. Davis also served as a director of Man Group during fiscal 2007. He did not receive any additional compensation for this service.

(8)	Unless otherwise noted, amounts in this table for Mr. Smith and Mr. Healy denominated in pounds sterling have been translated into U.S. dollars at a rate of $1.8941/£1.

(9)	Ms. Butte became our Chief Financial Officer on August 21, 2006. Before that, Mr. Polk served in this position. Effective as of January 3, 2008, Ms. Butte resigned as our Chief Financial Officer and entered into a transition agreement with us, which superceded her prior employment agreement except as otherwise agreed in the transition agreement. For more information on Ms. Butte’s transition agreement, please refer to “—Potential Payments on Termination and Change in Control—Employment Agreements—Butte Transition Agreement.” Mr. Polk was named to the additional position of interim Chief Financial Officer in connection with Ms. Butte’s resignation.

(10)	The amount of Ms. Butte’s base salary of $1,000,000 is pro-rated for the 2007 fiscal year.

Fiscal 2007 Grants of Plan-Based Awards

Man Group did not grant annual share-based awards to our named executive officers in respect of fiscal 2007. However, Man Group made awards under the Man Group Performance Share Plan (“PSP”), Co-Investment Plan and Executive Share Option Scheme in respect of performance in fiscal 2006. These awards were granted in fiscal 2007 and therefore appear in the table below. Man Group also granted restricted Man Group shares to our current Chief Financial Officer as a one-time grant at the time she was hired.

As a result of and as of the completion of the initial public offering of our common shares, some of the awards described below vested and others were forfeited. The effect of the initial public offering of our common shares on these awards and a discussion of the IPO Awards we made to our executive officers in connection with the initial public offering of our common shares are described above under the heading “—Compensation Discussion and Analysis—Transition Policies”. None of the IPO Awards were granted in fiscal 2007, and accordingly are not reflected in the table below.

Executive Share Options. All options for each of the named executive officers had an exercise price equal to the official closing price of Man Group common shares on the trading day immediately before the date of grant and were generally only exercisable between three and ten years from the date of grant, subject to the satisfaction of the following performance conditions. For options granted under the Executive Share Option Scheme in respect of fiscal 2006, 50% of each option vested if Man Group’s underlying earnings per share (“EPS”) growth over a three-year performance period matched or exceeded the growth in the UK Retail Prices Index (“RPI”) plus 5% per annum, with the entire option vesting at RPI plus 10% per annum. Performance criteria were calculated from the end of the fiscal year prior to the grant of the option. Individual share option awards were subject to an annual cap of 200% of base salary.

Co-Investment “Matching” Shares. Under the Co-Investment Plan, some employees were permitted to invest a portion of their after-tax cash bonus in Man Group shares. Purchased shares were matched by Man Group based on the pre-tax amount of bonus invested in the plan at a ratio of four matching shares awarded for every one purchased share. Matching shares generally became “exercisable” only if the employee retained his or her corresponding bonus investment shares for three years and remained employed for another one year (for a total of four years) and generally had to be “exercised” before the seventh anniversary of the initial award date by submitting a written “notice of exercise” requesting delivery of the shares. The amount a participant was permitted to invest could not exceed 100% of his or her annual bonus.

Performance Share Awards. Performance share awards were subject to a three-year performance period, and were earned based on the level of Return on Equity achieved by Man Group throughout that period. Return on equity, for this purpose, is defined as the post-tax profit on ordinary activities after taxation and equity minority interests for the fiscal year divided by the average of the monthly equity shareholders’ funds. No performance share awards were earned unless Man Group maintained an average annual return on equity of at least 20% across the three-year performance period. For an average annual return on equity of 20%, 10% of the awards vested, and the performance share awards fully vested when average annual return on equity equaled or exceeded 30%, with vesting calculated on a linear sliding scale for achievement in between those levels. Awards for which performance criteria were met were normally subject to an additional one-year restriction before the shares were transferred to participants dependent upon continued employment with Man Group. Each year, some key participants were proposed to receive performance share awards of up to a maximum of 100% of base salary.

Performance Matching Awards. Senior Man Group executives, including those who were also directors prohibited from participating in the Co-Investment Plan, were also permitted to invest part or all of their after-tax cash bonus in Man Group shares. In return, a participant was provisionally allocated such number of additional performance share awards based on the pre-tax amount of bonus invested in the plan. In addition, for certain senior executives, shares purchased under the Man Group Assisted Purchase Scheme, which enabled eligible executives to take out a non-interest bearing secured loan to purchase Man Group shares, were eligible for a matching allocation under the Performance Share Plan on a one-to-one ratio. Shares underlying the matching awards generally became deliverable only if the employee retained his or her corresponding invested shares for three years, and delivery was subject to satisfaction of the same performance criteria applicable to regular performance share awards described above.

Restricted Shares. In connection with her hiring, Ms. Butte was awarded a one-time grant of restricted Man Group shares, which became vested as of the completion of the initial public offering of our common shares.

Quarterly Performance Arrangement. Mr. Healy participated in a quarterly cash incentive arrangement that provided for payment based on the performance of certain of our financial futures products. We assumed this arrangement on substantially similar terms in connection with the initial public offering of our common shares. A description of the current terms of this arrangement is found under “—Compensation Discussion and Analysis—Fiscal 2007 Compensation”.

Total Fiscal 2007 Grants. The following table details the grants of plan-based awards by Man Group to our named executive officers during fiscal 2007.

			Committee Approval Date (2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Man Group Equity Incentive Plan Awards (4)(5)		Number of Other Share Awards (#)(6)	Exercise Price of Option Awards ($/sh)(7)	Grant Date Fair Value of Share and Option Awards ($)(8)
Name	Type of Award (1)	Grant Date		Target ($)(3)	Threshold (#)	Target (#)
Kevin R. Davis	PSP	6/21/06	5/31/06	—	9,537	95,370	—	—	654,641
	PSM	6/21/06	5/31/06	—	64,852	648,522	—	—	4,451,597
	ESO	6/21/06	5/31/06	—	93,789	187,578	—	7.57	856,253
Christopher J. Smith	PSP	6/21/06	5/31/06	—	5,086	50,862	—	—	349,128
	PSM	6/21/06	5/31/06	—	33,910	339,102	—	—	2,327,669
	COI	7/4/06	5/31/06	—	—	—	53,718	—	368,736
Amy S. Butte	RS	8/21/06	6/19/06	—	—	—	340,518	—	2,511,688
Ira Polk	PSP	6/21/06	5/31/06	—	2,543	25,434	—	—	174,583
	COI	7/4/06	5/31/06	—	—	—	6,174	—	42,382
	ESO	6/21/06	5/31/06	—	41,940	83,880	—	7.57	382,907
Simon P. Healy	QP	—	—	3,800,000	—	—	—	—	—
	PSM	6/21/06	5/31/06	—	6,358	63,582	—	—	436,439
	COI	7/4/06	5/31/06	—	—	—	53,718	—	368,736
Thomas M. Harte	COI	7/4/06	5/31/06	—	9,537	95,370	27,306	—	187,433

(1)	Type of Award:

ESO = Executive Share Options

COI = Co-Investment Matching Shares

PSP = Performance Share Awards

PSM = Performance Matching Awards

RS = Restricted Shares

QP = Quarterly Performance Arrangement

(2)	The Remuneration Committee of the Man Group board of directors preliminarily approved the aggregate amount of awards for fiscal 2006 under its equity incentive plans in March 2006. The amounts of each proposed share award were finalized on May 31, 2006 based on the final year end results for fiscal 2006. Awards were granted in June and July 2006 once employees had confirmed their elections to purchase shares under the Man Group PSP and Co-Investment Plan and any applicable payments that had been received. The aggregate amount of the award of restricted shares to Ms. Butte was approved at the time of her offer of employment with Man Group.

(3)	There were no thresholds or maximums applicable to Mr. Healy’s award as the amount of profits on which his payment was based under this arrangement could range from zero to a theoretically infinite amount.

(4)	These columns include performance share awards and matching awards under the Man Group PSP and performance-based executive share options under the Executive Share Option Scheme.

(5)	The amount of performance shares that would be earned for performance between threshold and target levels was determined on a straight-line basis. Executive share options vest only in the increments listed at the threshold or target levels.

(6)	This includes matching share awards under the Co-Investment Plan and the grant of restricted shares to Ms. Butte. The only options granted in 2007 were subject to performance-criteria so we have omitted the column for “Number of Other Option Awards”.

(7)	This column shows the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List) on the trading day immediately before the date of grant, as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

(8)	This column represents the fair value of share and option awards granted by Man Group in fiscal 2007 as recognized for financial statement reporting purposes pursuant to SFAS 123R (but without regard to any estimate of forfeiture relating to service-vesting conditions) as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

Outstanding Equity Awards at Fiscal Year-End

We did not issue any equity-based awards to our officers or other employees prior to the initial public offering of our common shares. Each of our named executive officers held share-based awards granted by Man Group. The following table sets forth outstanding awards held by each named executive officer as of March 31, 2007. The effect of the initial public offering on these awards and a discussion of the awards made to our named executive officers in connection with the initial public offering are described above under the heading “—Compensation Discussion and Analysis—Transition Policies”.

			Option Awards (1)					Share Awards (2)
Name	Year Granted		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Kevin R. Davis	2006	(5)	—	187,578	—	7.57	6/21/2016	—	—	—	—
	2006	(6)	—	—	—	—	—	—	—	743,892	7,819,987
	2005	(7)	—	254,238	—	4.47	6/16/2015	—	—	—	—
	2005	(8)	—	—	—	—	—	—	—	133,164	1,399,855
	2004	(9)	—	217,836	—	4.96	6/15/2014	—	—	—	—
	2004	(10)	—	—	—	—	—	579,012	6,086,725	—	—
	2003		225,816	—	—	4.03	6/18/2013	—	—	—	—
	2003	(11)	—	—	—	—	—	913,554	9,603,518	—	—
Christopher J. Smith(12)	2006	(13)	—	—	—	—	—	53,718	564,698	—	—
	2006	(6)	—	—	—	—	—	—	—	389,964	4,099,403
	2005	(14)	—	—	—	—	—	56,406	592,955	—	—
	2005	(8)	—	—	—	—	—	—	—	588,120	6,182,471
	2004	(15)	—	—	—	—	—	56,604	595,036	—	—
	2004	(10)	—	—	—	—	—	572,778	6,021,192	—	—
	2003	(16)	—	—	—	—	—	73,932	777,192	—	—
	2003	(11)	—	—	—	—	—	409,740	4,307,294	—	—
	2001		97,350	—	—	2.92	7/12/2011	—	—	—	—
Amy S. Butte	2006	(17)	—	—	—	—	—	340,518	3,579,614	—	—
Ira Polk	2006	(13)	—	—	—	—	—	6,174	64,903	—	—
	2006	(5)	—	83,880	—	7.57	6/21/2016	—	—	—	—
	2006	(6)	—	—	—	—	—	—	—	25,434	267,369
	2005	(8)	—	—	—	—	—	—	—	42,678	448,642
	2004	(15)	—	—	—	—	—	10,434	109,685	—	—
	2004	(10)	—	—	—	—	—	37,356	392,696	—	—
	2004	(18)	—	—	—	—	—	2,592	27,248	—	—
	2003	(11)	—	—	—	—	—	47,280	497,019	—	—
	2003	(16)	—	—	—	—	—	58,272	612,570	—	—
Simon P. Healy(12)	2006	(13)	—	—	—	—	—	53,718	564,698	—	—
	2006	(6)	—	—	—	—	—	—	—	63,582	668,391
	2005	(8)	—	—	—	—	—	—	—	106,698	1,121,637
	2004	(10)	—	—	—	—	—	93,390	981,740	—	—
	2003		117,462	—	—	4.03	6/18/2013	—	—	—	—
	2003	(16)	—	—	—	—	—	29,940	314,737	—	—
	2001		97,350	—	—	2.92	7/12/2011	—	—	—	—
Thomas M. Harte	2006	(13)	—	—	—	—	—	27,306	287,048	—	—
	2004	(15)	—	—	—	—	—	41,736	438,740	—	—
	2004	(18)	—	—	—	—	—	10,356	108,865	—	—
	2003	(16)	—	—	—	—	—	55,500	583,430	—	—

(1)	Includes share options granted under the Man Group Executive Share Option Scheme. All share options vest on the third anniversary of grant, subject to satisfaction of performance criteria. The performance criteria applicable to share options granted in respect of fiscal 2006 are described above under “—Fiscal 2007 Grants of Plan-Based Awards”. The following performance criteria are applicable to outstanding share options granted in respect of fiscal 2005 and earlier: 50% of the option vests if Man Group’s earnings per share growth over a three-year performance period matches or exceeds the growth in the U.K. Retail Prices Index (“RPI”) plus 3% per annum, with the entire option vesting at RPI plus 6% per annum.

(2)	Includes awards under the Man Group Performance Shares Plan (“PSP”), including performance share awards and matching awards, Man Group Co-Investment matching shares and Man Group restricted share awards. The terms of these awards are described in the narrative above under “—Fiscal 2007 Grants of Plan-Based Awards”. This column also includes deferred share rights granted to Mr. Polk and Mr. Harte under the pre-tax Co-Investment Plan in fiscal 2004.

(3)	This column shows the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List) on the trading day immediately before the date of grant, as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

(4)	The market value of these awards was determined based on $10.51 per share, the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List) on March 30, 2007, as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

(5)	These 2006 share options held by Mr. Davis and Mr. Polk would ordinarily have vested on June 21, 2009, subject to satisfaction of the applicable performance criteria. These options vested in full at the completion of the initial public offering of our common shares based on satisfaction of the applicable performance criteria as of fiscal year-end 2007 and will remain exercisable for a period of 12 months following that date.

(6)	These 2006 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Healy would ordinarily have vested on June 21, 2009 based on performance achieved during fiscal 2006 through 2009 and subject to an additional one-year restriction on transfer. Approximately 36% of these awards remained eligible for vesting in 2009 at the completion of the initial public offering of our common shares and the rest was forfeited.

(7)	This 2005 share option held by Mr. Davis would ordinarily have vested on June 16, 2008, subject to satisfaction of the applicable performance criteria. This option vested in full at the completion of the initial public offering of our common shares based on satisfaction of the applicable performance criteria as of fiscal year end 2007 and will remain exercisable for a period of 12 months following that date.

(8)	These 2005 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards under the PSP held by Mr. Smith and Mr. Healy would ordinarily have vested on June 16, 2008, in each case based on performance achieved during fiscal 2005 through 2008 and subject to an additional one-year restriction on transfer. Approximately 70% of these performance share awards and matching awards remained eligible for vesting in 2008 at the completion of the initial public offering of our common shares and the rest was forfeited.

(9)	This 2004 share option held by Mr. Davis became fully exercisable in June 2007 based on the satisfaction of all applicable performance criteria as of fiscal year end 2007 and will remain exercisable for a period of 12 months following the completion of the initial public offering of our common shares.

(10)	These 2004 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards held by Mr. Davis, Mr. Smith and Mr. Healy were earned as of fiscal year 2007, subject to a restriction on transfer through June 15, 2008. The shares underlying these awards became transferable at the completion of the initial public offering of our common shares.

(11)	These 2003 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards held by Mr. Davis and Mr. Smith were earned as of fiscal 2006 but on March 31, 2007 were still subject to a one-year restriction on transfer. The shares underlying these awards became transferable in June 2007.

(12)	This table does not reflect the 284,760 and 108,246 matching share awards under the Co-Investment Plan held by Mr. Smith and Mr. Healy, respectively, that became vested and “exercisable” before fiscal 2007, but for which delivery of the underlying shares had not been requested as of March 31, 2007.

(13)	These 2006 matching share awards under the Co-Investment Plan held by Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte would ordinarily have vested on July 4, 2009, subject to a one-year restriction on transfer. Approximately 35% of the matching shares vested and became “exercisable” at the completion of the initial public offering of our common shares for a period of six months following that dated and the remainder was forfeited.

(14)	This 2005 matching share award under the Co-Investment Plan held by Mr. Smith would ordinarily have vested on July 4, 2008, subject to a one-year restriction on transfer. Approximately 68% of the matching shares vested and became “exercisable” at the completion of the initial public offering of our common shares for a period of six months following that date and the remainder was forfeited.

(15)	These 2004 matching share awards under the Co-Investment Plan held by Mr. Smith, Mr. Polk and Mr. Harte will vest on July 5, 2007, subject to a one-year restriction on transfer. The matching shares became “exercisable” at the completion of the initial public offering of our common shares for a period of six months following that date.

(16)	These 2003 matching share awards under the Co-Investment Plan held by Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte vested on June 18, 2006 but were still subject to a one-year restriction on transfer on March 31, 2007. The matching shares became transferable in June 2007.

(17)	This award of restricted shares held by Ms. Butte vested at the completion of the initial public offering of our common shares.

(18)	These awards held by Mr. Polk and Mr. Harte represent their respective right to receive Man Group shares they purchased under the pre-tax Co-Investment Plan on a deferred basis using a portion of their pre-tax fiscal 2004 cash bonus, subject to a three-year vesting period. These rights became vested and the underlying shares were released in June 2007.

Option Exercises and Shares Vested During Fiscal 2007

All values in this table were translated into U.S. dollars at a rate of $1.8941/£1.

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Kevin R. Davis (3)	27,900	98,822	293,598	2,223,488
Christopher J. Smith (4)	—	—	541,506	4,145,695
Ira Polk (5)	—	—	120,660	913,787
Simon P. Healy (6)	—	—	87,462	662,370
Thomas M. Harte (7)	—	—	97,116	735,483

(1)	Aggregate market value on the date of exercise (the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List)) less aggregate exercise price.

(2)	Aggregate market value on the date of transfer of shares (the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List)).

(3)	Mr. Davis exercised 27,900 options with an exercise price of £2.1283 (about $4.03) and acquired shares under 168,468 vested performance share awards and 125,130 vested performance matching awards under the PSP on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

(4)	Mr. Smith acquired shares under 124,794 vested performance share awards and 156,414 vested performance matching awards under the PSP and vested in and “exercised” 87,642 matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57). Mr. Smith “exercised” an additional 172,836 matching share awards on June 27, 2006 at an official closing price of £4.135 (about $7.83).

(5)	Mr. Polk acquired shares under 62,394 vested performance share awards under the PSP and 8,322 vested deferred share rights (in respect of shares purchased on a deferred basis with pre-tax fiscal 2003 bonus) under the pre-tax Co-Investment Plan and vested in and “exercised” 49,944 matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

(6)	Mr. Healy’s shares were acquired pursuant to the “exercise” of 87,642 vested matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

(7)	Mr. Harte acquired shares pursuant to 13,872 vested deferred share rights (in respect of shares purchased on a deferred basis with pre-tax fiscal 2003 bonus) under the pre-tax Co-Investment Plan and vested in and “exercised” 83,244 matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

Pension Benefits

We provide retirement benefits through defined contribution plans, except that we are continuing to provide benefits consistent with one Man Group U.K. defined benefit pension plan that was closed to new participants in 1999.

U.K. Legacy Plan. In the U.K., Man Group maintained a legacy defined benefit pension plan that was closed to new participants as of 1999. Some of our U.K. employees, including Messrs. Smith and Healy, participated in this plan in fiscal 2007. In connection with the initial public offering of our common shares, we established our own U.K. defined benefit plan on substantially the same terms as the legacy Man Group plan, and the pension obligations in respect of our participating U.K. employees were transferred to us by Man Group. Our other U.K. employees are eligible to participate in our U.K. defined contribution plan, which is described below under “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation”. The Man Group legacy U.K. defined benefit pension plan provided for benefits in the amount of 1.9% of salary for every year of service, calculated based on final salary. For employees who terminate employment with Man Group before age 60, final salary was deemed to be salary at the time of termination, increased by 5% each year until age 60. In addition after retirement, pension benefits were increased by an annual cost of living adjustment, generally between 3% and a maximum of 5% each year.

Terminated U.S. Plans. During fiscal 2007, Man Group maintained tax-qualified and non-qualified defined benefit pension plans in which our U.S. employees, including Messrs. Davis, Polk and Harte participated. Both plans were frozen, terminated and fully paid out before February 2007. The tax-qualified plan used a “cash balance” design and provided for retirement benefits based on length of service of up to 25 years and compensation. Each of Messrs. Davis, Polk and Harte received his accrued tax-qualified benefits in December 2006 in a lump sum distribution eligible for rollover to another tax-qualified retirement plan. In terminating the non-qualified plan, Man Group purchased annuity contracts in respect of the participants’ accrued benefits as of December 31, 2006 plus an amount intended to equal the additional benefits the participant would have accrued had he or she continued in the plan until age 60 (or in the case of Mr. Davis, until the 25-year service maximum). The annuity contracts purchased on behalf of Messrs. Davis, Polk and Harte have a present value of $1,758,344, $1,099,159 and $1,119,521, respectively. Although the underlying benefits are not payable until age 60, these amounts had to be reported as income for the executives when the contracts were purchased in January 2007. Accordingly, Man Group also provided these executives with additional payments to offset the resulting taxes. The amount of this tax-related payment is included in the “All Other Compensation” column of the Summary Compensation Table above. The U.S. defined benefit pension plans were frozen before Ms. Butte could become eligible to participate, so she did not receive benefits under either plan.

The following table provides information with respect to defined benefit plans in which our named executive officers participated in fiscal 2007.

Name	Man Group Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)(2)
Kevin R. Davis	U.S. Qualified Pension Plan	5.9167	0	240,158
	U.S. Non-Qualified Plan	16.0000	0	0

Christopher J. Smith	U.K. Pension Plan	13.7500	1,097,775	0

Ira Polk	U.S. Qualified Pension Plan	20.3333	0	1,324,666
	U.S. Non-Qualified Plan	20.3333	0	0

Simon P. Healy	U.K. Pension Plan	14.8333	872,996	0

Thomas M. Harte	U.S. Qualified Pension Plan	13.6667	0	818,387
	U.S. Non-Qualified Plan	13.6667	0	0

(1)	For the U.S. Qualified Pension Plan, this represents the years of credited service as of December 31, 2006, the date the plan was terminated. For the U.S. Non-Qualified Plan, this represents the years of credited service under the plan as of December 31, 2006, the date the plan was terminated, but does not include the additional years of service used in determining the amounts of the annuity contracts, as described above.

(2)	Amounts for the U.K. Pension Plan were determined by Man Group and have been translated into U.S. dollars at a rate of $1.8941/£1.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation

Our U.S. employees participate in a tax-qualified 401(k) defined contribution plan and most of our U.K. employees participate in a U.K. defined contribution plan. We offer these retirement benefits to our U.S. employees as the sole retirement benefit option in place of the defined benefit pension benefits previously provided by Man Group, and to our U.K. employees as a continuation of the defined contribution benefits provided by Man Group (other than for a limited number of our U.K. employees, including Messrs. Smith and Healy, who were “grandfathered” into a Man Group legacy defined benefit pension plan as described above under “—Pension Benefits”). None of our U.K. named executive officers participated in the U.K. defined contribution plan in fiscal 2007. Messrs. Smith and Healy continue to receive substantially the same defined benefit pension benefits they received under the Man Group legacy plan. Mr. Davis also has a legacy account in a U.K. defined contribution plan.

U.S. 401(k) Plan. We provide retirement benefits through a tax-qualified defined contribution retirement savings plan (“401(k) Plan”) to all eligible U.S. employees on an equal basis. Our 401(k) Plan enables employees to contribute, on a pre-tax or after-tax basis, or both, up to 50% of their base salaries, subject to federal tax limitations under the Code and for after-tax contributions, to a maximum of $8,000, to their 401(k) Plan accounts. We match employee contributions to the 401(k) Plan up to 100% of an employee’s elective pre-tax contributions, subject to a maximum of $4,000. In addition, beginning with respect to fiscal 2007, in fiscal 2008 we may make a discretionary profit-sharing contribution to the 401(k) Plan on behalf of eligible employees. An eligible employee is not required to make pre-tax or after-tax contributions to the 401(k) Plan to be eligible to receive a discretionary profit contribution. Matching and discretionary profit-sharing contributions vest at the rate of 20% for each year starting in the second year of service, with full vesting to occur after completion of six years of service. The 401(k) Plan also allows our managers to make fully-vested discretionary bonus profit-sharing contributions to eligible employees. We do not currently anticipate that any bonus profit-sharing contributions will be made. We do not currently provide, and do not currently anticipate providing, a non-qualified arrangement for contributions above 401(k) plan limits.

U.K. Defined Contribution Plan. Our U.K. defined contribution plan (“U.K. Plan”) is governed by U.K. law, and as such is not considered to be tax-qualified for U.S. reporting purposes. The U.K. Plan allows eligible U.K. employees to contribute, on a pre-tax basis, up to certain percentages of their base salaries. We make matching contributions for employees who contribute a minimum of 2.5% of base salary, up to the following amounts based on years of service: for employees with less than two years of service, we contribute 5% of base salary; for employees with from two to nine years of service, we contribute up to 10% of base salary; and for employees with more than nine years of service, we contribute up to 14% of base salary. The U.K. Plan may waive the service conditions applicable to matching contribution levels with respect to any employee to the extent required to comply with the Transfer of Undertakings (Protection of Employment) regulations or other local laws.

Legacy U.K. Account. Mr. Davis has a legacy account in a U.K. retirement arrangement known as a “small self-administered pension scheme”. This arrangement relates to the period of his employment with Man Group in the U.K. and is tax-advantaged in the U.K. This plan allowed a group of shareholding Man Group directors and senior executives, including Mr. Davis, to make pre-tax contributions of cash and Man Group shares to a pooled investment fund that was controlled by them and not subject to many of the investment restrictions applicable to traditional U.K. pension plans. The plan also allowed discretionary contributions by Man Group. Contributions to Mr. Davis’s account ceased in 2001 when he transferred to the U.S., but his account will continue to accrue earnings until payment. Mr. Davis may elect to receive benefits from the plan starting at age 55, including through purchasing an annuity or, in part, in a tax-free lump sum, in each case subject to maximum benefit levels under U.K. pensions law (taking into account total benefits payable from other pensions).

The following table shows information about Mr. Davis’s legacy U.K. account in the nonqualified deferred compensation plan described above. None of our other named executive officers participated in nonqualified deferred compensation plans in fiscal 2007. Amounts in this table have been translated into U.S. dollars at a rate of $1.8941/£1.

Name	Executive Contributions in Fiscal 2007 ($)	Registrant Contributions in Fiscal 2007 ($)	Aggregate Earnings in Fiscal 2007 ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at March 31, 2007 ($)
Kevin R. Davis	0	0	2,228,894	0	10,242,935

(1)	Earnings arise principally from the dividends and increase in value of 765,000 Man Group shares that were contributed to the plan when it was established.

Potential Payments on Termination and Change in Control

Our named executive officers would be entitled to payments and benefits upon a termination of employment under certain circumstances and upon a future change in control. These potential payments and benefits may be provided pursuant to the terms of their employment arrangements with us and/or the award agreements applicable to the IPO Awards granted in connection with the initial public offering of our common shares.

Employment Agreements

Employment Agreements. The following paragraphs describe the termination entitlements under the terms of our employment agreements with each of Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte.

If one of our named executives resigns for “good reason” or is terminated without “cause”, the executive will be entitled to the following:

•

Payment of the executive’s accrued and unpaid compensation and a pro rata bonus based on the executive’s average annual cash bonus for the prior three years (including any bonuses received from Man Group or its affiliates prior to the offering);

•

A lump sum payment equal to a multiple of the executive’s base salary and average annual cash bonus for the prior three years (including any bonuses received from Man Group or its affiliates prior to the offering). The applicable severance multiple is three for Mr. Davis and two for each of Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte;

•

Continued health insurance for the executive, the executive’s spouse and the executive’s dependents. Mr. Davis is entitled to three years of extended coverage and Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte are each entitled to two years of extended coverage; and

•	Accelerated vesting of the executive’s equity-based awards, including his or her IPO Awards.

For the purposes of the employment agreements and IPO Awards, (1) “cause” generally means an intentional failure to substantially perform his or her duties, engaging in illegal or gross misconduct in connection with our business, entering a guilty or no-contest plea to a felony, willful and material breach of our code of conduct and business ethics or of the restrictive covenants in these agreements, willfully obstructing a governmental, self-regulatory or board authorized investigation or the executive being disqualified from serving in a capacity that is reasonably necessary to perform his or her obligations to us and (2) “good reason” generally means any material adverse change in the officer’s employment with us, a failure by us to provide the officer with certain specified responsibilities, a relocation of the officer’s place of employment by more than 35 miles, failure to cause a successor to assume these agreements or any material breach of these agreements by us.

The employment agreements do not have a change-in-control or similar trigger. However, payments owed to an executive on termination may be subject to an additional “golden parachute” excise tax under Section 4999 of the Code if they follow a change-in-control. The employment agreements provide that, if any payments or benefits are subject to the Section 4999 tax, the payments will be increased so that the executive is not affected by the tax. However, if tax could be avoided by reducing the payments to the executive by less than 5%, the agreements provide for such a reduction.

Each of our named executives is entitled to accelerated vesting of his or her equity based awards, including the IPO Awards, in the case of termination due to death or disability. Upon termination due to death or disability, the named executive shall also be entitled to a payment of any accrued and unpaid compensation and a pro rata bonus based on the executive’s average annual cash bonus for the prior three years (including any bonuses received from Man Group or its affiliates prior to the offering).

Each of our named executives will be subject to non-solicitation of customers and employees and non-competition requirements for a period of one year following termination of employment.

Quantification of Termination Payments and Benefits. The following table details the payments the named executive officers would be provided under the employment agreements if their employment had been terminated on March 30, 2007 under the circumstances described. For this purpose, we have treated the employment agreements with our named executives as being in effect on that date.

Name	Pro Rata Annual Bonus ($)(1)	Severance ($)(2)	Continued Health Insurance and Benefits ($)(3)	Total ($)
Kevin R. Davis
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	5,393,854	18,116,561	51,000	23,561,415
Death or Disability	5,393,854	—	—	5,393,854
Christopher J. Smith
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	3,839,404	8,815,268	9,000	12,663,672
Death or Disability	3,839,404	—	—	3,839,404
Amy S. Butte
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	2,000,000	6,000,000	34,000	8,034,000
Death or Disability	2,000,000	—	—	2,000,000
Ira Polk
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	1,361,272	3,372,579	34,000	4,767,851
Death or Disability	1,361,272	—	—	1,361,272
Simon P. Healy
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	3,722,467	7,962,023	9,000	11,693,490
Death or Disability	3,722,467	—	—	3,722,467
Thomas M. Harte
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	1,309,992	3,170,572	34,000	4,514,564
Death or Disability	1,309,992	—	—	1,309,992

(1)	These values are based on the average discretionary annual cash bonuses paid for fiscal 2004, 2005 and 2006 (or such fewer years as the executive was employed by us), except that the value for Ms. Butte reflects the amount of her guaranteed bonus for 2007 and the value for Mr. Healy also includes his aggregate annual payments under his quarterly performance arrangement for those years. These pro rata bonus amounts would have been in lieu of the actual annual bonuses paid to our named executives for fiscal 2007 included in the Summary Compensation Table. Amounts paid to Mr. Smith and Mr. Healy were translated into U.S. dollars at a rate of $1.8941/£1.

(2)	These values are based on the bonus values used to calculate the pro rata bonus amounts described above and the base salaries in effect on March 30, 2007. Salary for Mr. Smith was translated into U.S. dollars at a rate of $1.8941/£1.

(3)	These values are merely estimates and are based on approximate costs of medical, dental, hospitalization, life and disability insurance plans, as applicable in the U.S. or the U.K., for fiscal 2008. These values do not reflect any vested or accrued benefits to which the executives are otherwise entitled under terms of the applicable benefit plans.

As discussed under the heading “—Employment Agreements”, employment agreements with our named executives provide that, if any payments or benefits are subject to the Section 4999 tax, the payments will be increased so that the executive is not affected by the tax. If our named executives subject to taxation in the United States had been terminated by us without “cause” or voluntarily terminated with “good reason” on March 30, 2007 and the Section 4999 excise tax applied because of a change-in-control, Mr. Davis would have been entitled to an additional payment of about $9,078,479, Ms. Butte would have been entitled to an additional payment of about $2,940,122, and neither Mr. Polk nor Mr. Harte would have received payments in amounts that would have triggered the application of the excise tax.

The preceding table does not include the treatment of outstanding Man Group share-based awards. Some of these awards will vest as a result of the completion of the offering, and some will be forfeited. For a discussion of the treatment of these awards, please see “—Compensation Discussion and Analysis—Transition Policies”.

Butte Transition Agreement. In connection with Ms. Butte’s resignation as our Chief Financial Officer and as a member of our board of directors, effective as of January 3, 2008, we entered into a transition agreement which superceded her prior employment agreement except as otherwise agreed in the transition agreement. In consideration of Ms. Butte’s executing and not revoking a general release of claims, pursuant to the transition agreement, we agreed to: (1) pay Ms. Butte a lump sum transition payment of $3 million on the first regular payment date after July 3, 2008; (2) fully vest all of Ms. Butte’s 366,666 outstanding restricted stock units and to deliver such shares in three equal installments on January 2, 2009, July 18, 2009 and July 18, 2010; (3) pay for Ms. Butte’s COBRA continuation coverage for 18 months or until Ms. Butte becomes eligible for coverage under the plans of another employer; and (4) pay certain other amounts and benefits accrued but unpaid as of the resignation date. Ms. Butte is subject to certain restrictive covenants in favor of MF Global, including Ms. Butte’s agreement not to engage in certain competitive activities for one year following the resignation date, her agreement not to solicit clients and employees of MF Global for one year following the resignation date and her indefinite agreement not to disparage MF Global and its past or present officers, directors, employees or agents. In addition, for a period of five years, Ms. Butte agreed to make herself reasonably available and cooperate with reasonable requests from MF Global regarding matters within her knowledge.

IPO Awards

No IPO Awards were granted or outstanding in fiscal 2007. We granted IPO Awards under our LTIP as part of the initial public offering of our common shares. The termination and change in control provisions of these awards are described in the following paragraphs. A description of other terms applicable to the IPO Awards is found above under “—Compensation Discussion and Analysis—Transition Policies”.

Restricted Share Units. IPO Awards granted in the form of restricted share units vest in full upon the grantee’s death or disability. The restricted share units vest with respect to a pro rata portion (but not less than one-third) if the grantee is terminated due to redundancy or retires, and all restricted share units will be immediately forfeited upon a termination for cause. In addition, our compensation committee has the discretion to provide for continued vesting or accelerated vesting of a pro rata portion (but not less than one-third) of the restricted share units for grantees who resign voluntarily with our prior consent, and to provide for accelerated vesting of all outstanding restricted share units for grantees who retire after a certain period of service. Shares underlying restricted share units will generally be delivered on the six-month anniversary of vesting, except in the case of death or a change in control. The restricted share units are subject to forfeiture for violations of any specific noncompetition, nonsolicitation and confidentiality covenants applicable to the grantee, which in the case of our named executives are the same as the restrictive covenants in their employment agreements with us.

Share Options. IPO Awards granted in the form of share options vest in full upon the grantee’s death or disability. The share options vest with respect to a pro rata portion (but not less than one-third) of the option if the grantee is terminated due to redundancy, and all options (whether or not then vested) will be immediately forfeited and cease to be exercisable, as applicable, upon a termination for cause. In addition, our compensation committee has the discretion to provide for continued vesting or accelerated vesting of a pro rata portion (but not less than one-third) of the option for grantees who retire after a certain period of service. The post-termination exercise period for vested options will be limited to one year in the case of a termination for death or disability, three years on a termination for redundancy, five years for retirement, and 90 days for any other termination (other than for cause), in each case subject to the original term of the option. The share options are subject to forfeiture for violations of any specific noncompetition, nonsolicitation and confidentiality covenants applicable to the grantee, which in the case of our named executives are the same as the restrictive covenants in their employment agreements with us.

Restricted Shares. The restricted shares granted to our employees who did not receive IPO Awards of share options and restricted share units will be forfeited if the employee terminates employment with us for any reason before the end of the one-year restricted period, unless our compensation committee uses its discretion to waive the forfeiture condition. These restricted shares are not subject to any noncompetition, nonsolicitation or confidentiality covenants.

Change in Control Provisions. All awards under the LTIP, including the IPO Awards and the restricted share awards to our other employees, will become fully vested and exercisable, as applicable, in the event of a future change in control of MF Global (as defined in the LTIP). We believe these protections are appropriate for the incentive and retention purposes of these initial IPO Awards. However, our compensation committee has full discretion to provide additional conditions to vesting for any future awards under the LTIP, as described below under “—2007 Long Term Incentive Plan”.

2007 Long Term Incentive Plan

In connection with the initial public offering of our common shares, we adopted a 2007 Long Term Incentive Plan, or LTIP, which was approved by our board of directors and Man Group as our sole shareholder prior to the completion of the offering. The LTIP is an omnibus equity incentive plan, designed to allow for a broad range of equity-based compensation awards, which affords us the flexibility to compensate our officers, directors, employees and other service providers in connection with the initial public offering of our common shares and in the future. The LTIP is intended to accomplish the following major objectives:

•	further align the interests of employees, officers and directors with the interests of our other shareholders;

•	sustain a highly entrepreneurial culture that offers excellent opportunities for employees who contribute to the long-term growth of our business to share in that success;

•	provide a mechanism for our key employees and directors to invest in our shares on an ongoing basis; and

•	assist us in attracting, retaining and motivating our employees, officers and directors.

The following is a description of the material terms of the LTIP, which is qualified in its entirety by reference to the form of LTIP that has been filed as an exhibit to, and incorporated by reference into, the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information”.

Award Types and Grantees. The LTIP provides for equity compensation awards in the form of share options, share appreciation rights (also called SARs), restricted shares, restricted share units, performance awards, cash-based awards and other awards (collectively, “Awards”) to our eligible employees, consultants and directors, or other individuals who provide services to us, each as determined by the Committee (defined below). Each Award will be evidenced by an award agreement, which will govern that Award’s terms and conditions as determined by the Committee.

Duration. The LTIP terminates, and no additional Awards will be granted after the tenth anniversary of its effective date (unless earlier terminated by the board or the Committee). The termination of the LTIP will not affect previously granted Awards.

Administration. The LTIP is administered by the compensation committee of our board, or any successor committee, or another committee of our board of directors appointed or designated by the board of directors (the “Committee”). The Committee may delegate its powers to a subcommittee or any person who is not a member of the Committee or to any administrative group. Any such delegation will be made with consideration of Section 162(m) of the Internal Revenue Code, Rule 16b-3 of the Exchange Act, and other applicable securities laws.

The Committee has broad authority to administer and interpret the plan, including the authority to select individuals to whom awards are granted, determine the types of Awards and number of common shares covered, and determine the terms and conditions of Awards, including the applicable vesting schedule and conditions and whether the Award will be settled in cash, shares, other Awards, other property or a combination of the foregoing. The Committee may amend any outstanding Award, including, without limitation, by amendment which would accelerate the time or times at which the Award becomes unrestricted or may be exercised, or waive or amend any goals, restrictions or conditions on the award. All decisions of the Committee are binding on all persons.

Shares Reserved for Issuance. Subject to adjustment, the LTIP authorizes up to 24,000,000 common shares to be issued in connection with grants of Awards. Beginning in calendar year 2009, the aggregate number of common shares subject to the LTIP will be increased on the first day of each fiscal year during its term by the excess of (a) 20% of the aggregate number of common shares outstanding on the last day of the immediately preceding fiscal year over (b) the aggregate number of common shares covered by the LTIP as of such date (unless the Committee should decide to increase the number of common shares subject to the LTIP by a lesser amount). The common shares offered under the LTIP may be authorized but unissued shares, treasury shares, shares purchased on the open market or otherwise. To the extent any Award based on our common shares expires or terminates without having been exercised in full, is forfeited or is settled in cash or property other than our common shares, and to the extent shares under an Award are not issued due to payment or withholding obligations, those shares will be available for other Awards. Any shares subject to Awards that we grant through the assumption or substitution of awards previously granted by an acquired entity will not be counted against the common shares reserved under the LTIP. As of the date hereof, no shares or Awards have been granted under the LTIP. The expected amounts and terms of Awards under the LTIP to be made to our executives in connection with the completion of this offering are described above under “—Compensation Discussion and Analysis—Transition Policies—IPO Awards”.

The LTIP provides that the maximum number of our common shares for which options and share appreciation rights may be granted to any single grantee in any calendar year may not exceed 1.6 million. The maximum number of common shares subject to Awards of incentive share options under the LTIP may not exceed 24 million.

Adjustments. In the event of any change in the number of issued shares (or issuance of shares other than common shares) by reason of any forward or reverse share split, subdivision or consolidation, or share dividend or bonus issue, recapitalization, reclassification, merger, amalgamation, consolidation, split-up, spin-off, reorganization, combination, exchange of shares, the issuance of warrants or other rights to purchase shares or other securities, or any other change in corporate structure or in the event of any extraordinary distribution (whether in the form of cash, shares, other securities or other property) (each, an “Adjustment Event”), then the Committee shall equitably adjust the number or kind of shares that may be issued under the LTIP, and any or all of the terms of an outstanding Award (including the number of shares covered by such outstanding Award, the type of property to which the Award is subject and the option or reference price of such Award), and such adjustments will be final, conclusive and binding for all purposes of the LTIP. In connection with an Adjustment Event, the Committee is also entitled to cancel outstanding Awards in exchange for cash or other property equal to the fair market value of a share, reduced by any applicable exercise or reference price.

Share Options and SARs. The LTIP provides for grants of options intended to qualify as incentive share options (within the meaning of Sections 421 and 422 of the Internal Revenue Code), non-qualified share options, and SARs. Incentive share options may be granted only to employees. Options entitle the grantee to purchase our common shares at the exercise price specified by the Committee in the grantee’s award agreement. SARs may entitle the grantee to receive common shares, cash or other property equal in value to the appreciation of the common shares over the reference price specified by the Committee in the grantee’s award agreement.

The exercise price of an option and the reference price of a SAR (other than an assumed or substitute award) may not be less than the fair market value of a common share on the date of grant, and each option and SAR will have a term to be determined by the Committee not to exceed ten years. Incentive share options granted to employees who own more than 10% of our combined voting power at the time of grant may not have an exercise price that is less than 110% of the fair market value of a common share on the date of grant and may not have a term longer than five years. Options and SARs will become vested and exercisable as and when specified in the grantee’s award agreement. Outstanding and exercisable options and SARs may be exercised as determined by the Committee. Other than in connection with an Adjustment Event, any reduction in the exercise or reference price of outstanding share options and share appreciation rights will require the approval of our shareholders.

Restricted Shares. The LTIP provides for Awards of restricted shares. A restricted share is a common share that is registered in the grantee’s name, but that is subject to certain transfer and/or forfeiture restrictions for a period of time as specified in the grantee’s award agreement. The recipient of a restricted share will have the rights of a shareholder (including the right to vote the shares), subject to any restrictions and conditions specified by the Committee in the grantee’s award agreement, except that unless the Committee determines otherwise, all ordinary cash dividends paid upon any restricted share prior to its vesting will be retained by us for the account of the relevant grantee and upon vesting will be paid to the relevant grantee, and all dividends or other distributions of shares or other property paid upon any restricted share prior to its vesting will be subject to the same restrictions as the restricted share to which it relates.

Restricted Share Units. The LTIP provides for Awards of restricted share units. A restricted share unit is an unfunded, unsecured right to receive one common share (or at the Committee’s discretion, cash or other securities or property) at a future date upon satisfaction of the conditions specified by the Committee in the grantee’s award agreement. Awards of restricted share units will contain such restrictions, terms and conditions as specified in the grantee’s award agreement. Unless the Committee determines otherwise in an award agreement, during the period before a restricted share unit is paid, all ordinary cash dividends that would have been paid upon any share underlying a restricted share unit will be retained by us for the account of the relevant grantee and upon vesting will be paid to the relevant grantee.

Performance Awards. The LTIP provides for Awards of performance awards, which are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. Performance awards may be denominated in cash, restricted shares, restricted share units or a combination, and any other Award may be a performance award if the Committee determines its vesting, settlement or other terms will be subject to performance conditions. Additionally, the LTIP specifies certain performance criteria intended to satisfy the requirements for deductibility under Section 162(m) of the Code that may apply to Awards granted to certain of our executive officers. These performance criteria include: earnings per share, net earnings, operating earnings, unit volume, net sales, market share, balance sheet measurements, revenue, economic profit, cash flow, cash return on assets, shareholder return, return on equity or return on capital, which may be in respect of the performance of us, any of our affiliates, subsidiaries or a combination, or based on our performance as compared to the performance of our peer companies. The Committee generally has the power to modify the performance criteria applicable to a performance award after they have been established as may be appropriate, including, for example, to reflect Adjustment Events, accounting or tax law changes and other extraordinary or nonrecurring events, and any other circumstances deemed relevant to the Committee. Any performance award intended to satisfy the requirements for deductibility under Section 162(m) of the Code may not be adjusted upwards and payment will be conditioned on the Committee’s written certification that the applicable performance criteria were satisfied.

Cash-Based Awards. The LTIP provides for Awards of cash-based awards that are not based on or payable in our common shares, on terms that may include the achievement of specific performance goals, as determined by the Committee. The maximum aggregate amount awarded or credited with respect to cash-based awards to any individual grantee in any one calendar year may not exceed $25 million of face value.

Other Awards. The LTIP provides for the grant of other types of equity-based or equity related awards (including unrestricted common shares) as determined by the Committee.

Effect of a Termination of Employment. The Committee will specify the effect of a termination of employment on a grantee’s Awards in the applicable award agreements. Whether a grantee has experienced a termination of employment for purposes of Awards under the LTIP will be as determined by the Committee.

Change in Control. Unless the Committee determines otherwise in an award agreement, in the event of a “Change in Control” (as such term is defined in the LTIP and described below), each option and SAR will accelerate and be deemed fully vested and exercisable, the restrictions on restricted shares and restricted share units will lapse, all performance conditions will be deemed satisfied in full such that all performance awards denominated in shares or cash will accelerate and be paid out to grantees within ten days after the effective date of the Change in Control, all other awards will immediately vest and be paid, and the Committee may determine that all outstanding Awards will be cancelled and paid out in cash, shares or other property within a reasonable time after the Change in Control.

The LTIP defines a “Change in Control” as the occurrence of any one of the following events, provided that Man Group and its affiliates will be excluded from triggering provision (ii) or clause (B) of provision (iii) until after the first time the number of common shares owned by Man Group and its affiliates falls below 15% of the total voting power of MF Global:

(i)	individuals who, on the effective date of the LTIP, constitute our board (the “incumbent directors”) ceasing for any reason to constitute at least a majority of our board, provided that any person becoming a director subsequent to the effective date of the LTIP, whose election or nomination for election was approved by a vote of at least two-thirds of the incumbent directors then on our board (either by a specific vote or by approval of our proxy statement in which such person is named as a nominee for director, without written objection to such nomination) will be deemed to be an incumbent director; provided, however, that no such subsequently elected or nominated individual initially elected or nominated as a director of MF Global as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than our board will be deemed to be an incumbent director;

(ii)	any person is or becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of MF Global’s then outstanding securities eligible to vote for the election of our board (the “company voting securities”); provided, however, that the event described in this paragraph (ii) will not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by MF Global or any “subsidiary” (as defined in the LTIP), (B) by any employee benefit plan (or related trust) sponsored or maintained by MF Global or any subsidiary, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a non-qualifying transaction (as defined in paragraph (iii)), (E) pursuant to any acquisition by a grantee or any group of persons including a grantee (or any entity controlled by a grantee or any group of persons including a grantee), or (F) a transaction (other than one described in (iii) below) in which company voting securities are acquired from MF Global, if a majority of the incumbent directors approve a resolution providing expressly that the acquisition pursuant to this clause (F) does not constitute a Change in Control under this paragraph (ii);

(iii)

the consummation of an amalgamation, merger, consolidation, statutory share exchange or similar form of corporate transaction involving MF Global or any of its subsidiaries that requires the approval of our shareholders, whether for such transaction or the issuance of securities in the transaction (a “business combination”), unless immediately following such business combination: (A) at least 50% of the total voting power of (x) the corporation resulting from such business combination (the “surviving corporation”), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 80% of the voting securities eligible to elect directors of the surviving corporation (the “parent corporation”), is represented by company voting securities that were outstanding immediately prior to such business combination (or, if applicable, is represented by shares into which such company voting securities were converted pursuant to such business combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such company voting securities among the holders thereof immediately prior to the business combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the surviving corporation or the parent corporation), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent corporation (or, if there is no parent corporation, the surviving corporation), and (C) at least half of the members of the board of directors of the parent corporation (or, if there is no parent corporation, the surviving corporation) following the consummation of the business combination were incumbent directors at the time of the Board’s approval of the execution of the initial agreement providing for such business combination (any business combination which satisfies all of the criteria specified in (A), (B) and (C) above will be deemed to be a “non-qualifying transaction”); or

(iv)	our shareholders approve a plan of complete liquidation or dissolution of us or the consummation of a sale of all or substantially all of our assets.

Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred solely because any person became the beneficial owner of more than the permitted amount of the outstanding company voting securities as a result of the acquisition of company voting securities by us which, by reducing the number of company voting securities outstanding, increases the proportional number of shares beneficially owned by that person; provided that if a Change in Control would occur (but for the operation of this paragraph) as a result of the acquisition of company voting securities by us, and after such share acquisition by us that person becomes the beneficial owner of any additional company voting securities which increases the percentage of the then outstanding company voting securities beneficially owned by that person, then a Change in Control will be deemed to have occurred.

Non-Transferability. Awards granted under the LTIP are generally non-transferable and, in the case of options and SARs, may be exercised, during a grantee’s lifetime, only by the grantee or the grantee’s legal representative.

Deferral of Awards. The Committee may establish procedures to provide that cash, shares, other securities, other Awards under the LTIP, other property, and other amounts payable with respect to an Award under the LTIP will be deferred either automatically, or at the election of the grantee or the Committee.

Dividend Equivalent Rights. The Committee may in its discretion include in the award agreement a dividend equivalent right entitling the grantee to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on our common shares covered by such Award as if such shares were then outstanding.

No Rights as Shareholders. Grantees generally have no rights as shareholders until our common shares have been delivered in respect of vested Awards.

Awards to Non-U.S. Grantees. The Committee may modify the terms of award agreements, develop sub-plans and take such other actions it deems advisable to provide that Awards to grantees employed outside of the United States comply with applicable non-U.S. law.

Amendment, Modification, Termination. The Committee or our board may from time to time alter, amend, modify, suspend or terminate the LTIP, provided that no such action will increase the number or shares available for Awards under the LTIP or make any other change where shareholder approval is required by any applicable law, rule or regulation of the stock exchange on which our shares are traded, unless our shareholders approve such action, and other than actions taken for certain federal tax and accounting purposes, no such action will adversely impair or affect the rights of a holder of an outstanding Award under the LTIP without the holder’s consent.

U.S. Federal Income Tax Consequences of the LTIP. The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to Awards granted to grantees subject to taxation in the United States. The grant of an option or share appreciation right will create no tax consequences for the grantee or MF Global (or the applicable employing affiliate). Upon exercising an option, other than an incentive share option, the grantee will generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise and MF Global (or the applicable employing affiliate) generally will be entitled to a tax deduction in the same amount. A grantee generally will not recognize taxable income upon exercising an incentive share option and MF Global (or the applicable employing affiliate) will not be entitled to any tax deduction with respect to an incentive share option if the grantee holds the shares for the applicable periods specified in the Internal Revenue Code. With respect to other awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee will generally recognize ordinary income equal to the cash or the fair market value of shares or other property delivered. MF Global (or the applicable employing affiliate) generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

2007 Employee Stock Purchase Plans

Our board of directors adopted our 2007 Employee Share Purchase Plan (“2007 ESPP”) and our U.K. Sharesave Plan (“2007 Sharesave Plan”) in connection with the initial public offering of our common shares. Our 2007 ESPP is intended to qualify under Section 423 of the Internal Revenue Code. Our 2007 Sharesave Plan is a save-as-you-earn share option plan designed to be approved by the U.K. Inland Revenue in accordance with applicable U.K. law and was established as a sub plan of our 2007 ESPP. Our 2007 ESPP and our 2007 Sharesave Plan enable our eligible U.S. and U.K. employees to purchase our common shares at a discount through payroll deductions and both plans are administered by a committee of at least three of our employees, officers and/or directors as designated by our board.

We have reserved a total of 1.2 million common shares for issuance under the 2007 ESPP and any sub plan, including the 2007 Sharesave Plan which amount will increase each fiscal year beginning on April 1, 2009 by the lesser of 500,000 shares, 0.5% of our outstanding shares or any lesser amount of shares determined by our board, except that no annual increase will apply after the tenth anniversary of the effective date of the 2007 ESPP. The plans became effective as of the completion of the initial public offering of our common shares, subject to any required approvals of the 2007 Sharesave Plan by the U.K. taxing authorities, but we do not expect to commence an offering period under either plan before the third quarter of fiscal 2008.

2007 ESPP

Eligibility.    All of our U.S. employees who are scheduled to work for more than 20 hours a week for more than 5 months each year with us are eligible to participate in the 2007 ESPP.

Offering Periods.    Eligible employees may begin participating in the 2007 ESPP at the start of any offering period. Offering periods will generally start on January 1 each year and will last one year.

Amount of Contributions and Exercise.    Under the 2007 ESPP, participants are able to purchase our common shares through after-tax payroll deductions from 1% to 15% of base salary each month, up to a maximum of $7,500 in any offering period. At the end of the offering, participants may elect to withdraw some or all of their savings in cash or to exercise their option to purchase up to 500 of our common shares (or any other maximum number of shares determined by the plan committee from time to time). Purchases of our common shares will occur on the last day in the offering period. However, the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000 and share purchases are limited if a participant, as a result of such purchase, would possess more than 5% of our parent’s or any of our subsidiaries’ total combined voting power.

Purchase Price.    The purchase price for common shares under our 2007 ESPP will be the lower of the closing price of our common shares on (1) the trading day on or immediately before the first day of the offering period or (2) on the trading day on or immediately before the last day of the offering period, in each case less a discount of 15%.

Other Provisions.    Employees may end their participation in the 2007 ESPP at any time. Participation ends automatically upon any termination of employment with us other than death. If a change in control occurs, the current offering period will end and shares will be purchased with the payroll deductions accumulated by participants through the day prior to the effective time of the change in control, unless the 2007 ESPP is assumed by our successor or the participant elects to withdraw his or her savings in cash. Our board of directors (or a committee of our board) may amend or terminate the 2007 ESPP at any time. Any increase to the number of common shares reserved for issuance under the 2007 ESPP will require the approval of our shareholders. Our 2007 ESPP will terminate on the tenth anniversary of the date it is approved by our shareholders unless terminated earlier by the board.

2007 Sharesave Plan

Eligibility.    All of our U.K. full and part-time employees are eligible to participate in the 2007 Sharesave Plan.

Invitation Periods.    Eligible employees may generally begin participating in the 2007 Sharesave Plan at the start of any invitation period. Unless otherwise determined by the committee, each invitation period will start on January 1 each year and will last 42 days.

Amount of Contributions and Exercise.    Our 2007 Sharesave Plan permits eligible employees to purchase our common shares through a savings contract under which they agree to make fixed monthly payroll deductions of between £10 and the maximum amount permitted under U.K. law (currently £250) for a savings period of either three or five years. Each participant will be granted an option covering the number of our common shares that may be purchased with the savings accumulated as of the end of the savings period plus a tax-free lump sum “bonus” (which is equivalent to interest). The option to purchase common shares under the 2007 Sharesave Plan will generally become exercisable for a period of six months starting at the end of the applicable three or five year period, and, if not exercised by the end of that period, will lapse. Early exercise of 2007 Sharesave Plan will be permitted upon death or reaching age 60, under certain “good leaver” circumstances, including retirement, disability and redundancy and certain corporate divestitures.

Purchase Price.    The purchase price for common shares under our 2007 Sharesave Plan will be no less than the greater of (1) the closing price of our common shares on the trading day immediately before the first day of the offering period less a discount of 20% or (2) the nominal value of a share.

Other Provisions.    Employees may withdraw from the 2007 Sharesave Plan at any time. Participation ends automatically upon any termination of employment for cause or voluntary resignation. If a change in control occurs, outstanding options that are not assumed or replaced by any successor entity will become exercisable on the date on which the change in control occurs and any condition to which the change of control is subject has been fulfilled. Our board of directors may amend or terminate the 2007 Sharesave Plan at any time, subject to any required approvals by the U.K. taxing authorities. The 2007 Sharesave Plan will continue in effect for 10 years, unless the board of directors decides to terminate the plan earlier.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth information, as of the date of this prospectus, unless otherwise specified, regarding the beneficial ownership of our common shares for:

•	each person who is known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our directors and each of our named executive officers (unless otherwise indicated, the business address of each such person is 717 Fifth Avenue, New York, NY 10022); and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all our common shares shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on the number of our common shares outstanding as of the date of this prospectus, unless otherwise specified.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned
	Shares		Percentage
Man Group plc(1)	22,252,667		18.6%
Wellington Management Company, LLP(2)	13,975,089		11.7%
AXA Financial, Inc.(3)	12,979,800		10.8%
Directors and Executive Officers:
Kevin R. Davis	166,902		*
Alison J. Carnwath	100,000	(4)	*	(4)
Christopher J. Smith	26,000		*
Amy S. Butte(5)	—		—
Edward L. Goldberg	5,666	(6)	*	(6)
Eileen S. Fusco	9,373	(7)	*	(7)
Lawrence M. Schloss	9,373	(8)	*	(8)
Robert S. Sloan	2,343	(9)	*	(9)
Simon P. Healy	—		—
Thomas M. Harte	—		—
Laurence R. O’Connell	—		—
Ira Polk	—		—
All directors and executive officers as a group (12 persons, including Ms. Butte):	319,657		*

*	Represents less than 1%.
(1)	Man Group’s address is Sugar Quay, Lower Thames Street, London, EC3R 6DU, United Kingdom. Man Group is the beneficial owner of all our common shares owned of record by Man Group UK Limited. Man Group is managed, and its investment decisions are made, by its board of directors. Man Group plc is a public company listed on the London Stock Exchange.
(2)	Wellington Management Company, LLP’s address is 75 State Street, Boston, Massachusetts. Wellington Management Company, LLP, in its capacity as an investment adviser, is deemed the beneficial owner of our common shares owned of record by its clients. This information is based on publicly available reports filed on November 13, 2007 with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act.
(3)	AXA Financial, Inc.’s address is 1290 Avenue of the Americas, New York, New York 10104. AXA Financial, Inc. beneficially owns all of our common shares owned of record by its subsidiaries, Alliance Bernstein L.P. and AXA Equitable Life Insurance Company, which, in their capacities as investment advisers, are deemed the beneficial owners of our common shares owned of record by their clients. In addition, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA, each of which are French entities, are deemed to beneficially own all of our common shares owned by AXA Financial, Inc.’s subsidiaries. This information is based on publicly available reports filed on August 9, 2007 with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act.
(4)	Represents restricted shares Ms. Carnwath is deemed to beneficially own following her initial award of restricted shares granted in connection with the initial public offering of our common shares. Ms. Carnwath has voting rights, but not dispositive rights, with respect to these shares. These restricted shares will vest in full after a period of three years, subject to Ms. Carnwath’s continued service as a member of our board of directors.
(5)	Ms. Butte resigned as our Chief Financial Officer effective as of January 3, 2008.
(6)	Represents restricted shares that Mr. Goldberg is deemed to beneficially own pursuant to his election to receive $170,000 of his $250,000 annual retainer for his first year of service in the form of common shares.
(7)	Represents restricted shares that Ms. Fusco is deemed to beneficially own pursuant to her election to receive her $250,000 annual retainer for her first year of service in the form of common shares.
(8)	Represents restricted shares that Mr. Schloss is deemed to beneficially own pursuant to his election to receive his $250,000 annual retainer for his first year of service in the form of common shares.
(9)	Represents restricted shares that Mr. Sloan is deemed to beneficially own pursuant to his election to receive $62,500 of his $250,000 annual retainer for his first year of service in the form of common shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Man Group

Prior to the initial public offering of our common shares, we operated as a division of Man Group and were known as “Man Financial”. Man Group is a public company incorporated in the United Kingdom whose shares are listed on the London Stock Exchange. Man Group operates an asset management division, known as “Man Investments”. Man Investments is a specialist asset manager and a leading global provider of alternative investment products to private and institutional investors. In connection with the initial public offering, our business—Man Group’s brokerage division—was reorganized under a new holding company—MF Global Ltd.—and separated from our former parent company. We now conduct our business independently of Man Group under the name “MF Global”. The agreement governing our separation is described below under “—Master Separation Agreement”.

For many years, we have provided services to a large number of collective investment vehicles or investment products for which Man Investments Limited acts as investment manager, investment adviser or in other capacities. These investment products are independently governed legal entities—they do not form part of, nor are they controlled by, Man Investments Limited or Man Group. We also provide execution and clearing services to these investment products which we provide on an arm’s-length commercial basis. See “—Ongoing Commercial Relationship with Man Group” below.

Historically, Man Group has provided financial and administrative support to us. In connection with the initial public offering, we entered into several transitional services agreements with Man Group pursuant to which Man Group agreed to continue to provide us with administrative support for certain corporate functions, such as corporate-level coordination and support services related to our global risk-management activities, tax administration, corporate secretarial services and insurance management, for a limited transition period. Although we believe the terms of these agreements contain commercially reasonable terms that could have been negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than arrangements we could make to provide these services internally or to obtain them from unaffiliated service providers in the future.

We have filed as exhibits to the registration statement relating to our initial public offering the agreements described below and which are incorporated by reference into the registration statement of which this prospectus is a part. We summarize these agreements below, which summaries are qualified in their entirety by reference to the full text of the agreements.

Master Separation Agreement

We have entered into a master separation agreement with Man Group that governs the principal terms of the separation of our business from Man Group.

The master separation agreement and other agreements contain important provisions regarding our relationship with Man Group following the completion of these transactions, including provisions relating to non-competition and non solicitation, access and confidentiality. The master separation agreement also provides Man Group with significant shareholder rights, as described below under “—Shareholder Rights of Man Group”. Neither we nor Man Group may amend, waive or assign the provisions of the master separation agreement without the written consent of the other party.

Non-competition and Non-solicitation

We and Man Group have agreed that, for three years after the IPO closing date:

•	Man Group will not provide brokerage, execution or clearing services for exchange-listed futures or options, cash equities or bonds, OTC derivatives related to equities, fixed income or commodities

(including contracts for differences and spread-trading) or foreign exchange to any third party, except as described in the following three bullet points:

•

Man Group may continue to operate and develop, in the normal course, those activities that it is carrying on as of the date of the Separation, or that are ancillary and necessary to such activities or for its general corporate purposes.

•

Man Group may provide such services to asset managers or investment products either managed by, controlled by or affiliated with Man Group. In addition, Man Group may act as a broker of fund interests.

•

Man Group may acquire another entity that owns or operates another business that competes with us, so long as the competing business does not represent more than 10% of the acquired entity’s pretax net profits and is disposed of in an orderly fashion as soon as practicable. In addition, Man Group may hold a minority interest in a trading platform or securities exchange.

•

We will not act as an owner, operator, investment manager or commodity trading advisor (whether exercising investment discretion or merely advising) with regard to any investment fund or managed account that pursues an alternative or hedge-fund investment style, and we may not sell any such alternative funds or accounts (or any related structured products) to any third parties that distribute such funds or accounts for ultimate sale to retail customers, except as described in the following three bullet points:

•

We may carry on and expand, in the normal course, those activities in which we engage on the date of the Separation, or that are ancillary and necessary to such activities or for our general corporate purposes. These permitted activities include, among others, offering individual managed accounts, having our representatives act as commodity trading advisers for individual private accounts, providing administrative services to asset managers and supporting customers in their asset allocation decisions.

•	We may engage in brokerage-related introducing broker activity.

•

We may acquire another entity that owns or operates another business that competes with Man Group, so long as the competing business does not represent more than 10% of the pretax net profits of the acquired entity’s business and is disposed of in an orderly fashion as soon as practicable.

The above restrictions on Man Group and us would also apply to its and our controlled affiliates, respectively.

The non-competition provisions of the master separation agreement will limit the scope of our business activities, and thus our future growth opportunities. If these non-competition provisions limit our future growth or are not effective in preventing Man Group from competing with us, directly or indirectly, our business and results of operation may suffer. See “Risk Factors—Risks Related to Our Separation from Man Group—Our non-competition and non-solicitation agreements with Man Group will restrict our ability to engage in asset management activities and may not sufficiently restrict Man Group from competing with us”.

In addition, we and Man Group have agreed that, for three years after the IPO closing date, we and they will not employ, or solicit for employment, any employee of the other party or its subsidiaries, without prior written consent. These restrictions would also apply to each party’s controlled affiliates.

Access to Information and Confidentiality

We and Man Group have agreed to provide to each other and to our respective representatives and subsidiaries reasonable access to information that is reasonably required by either party to comply with its reporting or disclosure requirements, regulatory or judicial proceedings, or otherwise. We and Man Group have agreed that we will safeguard and treat as confidential any information exchanged, subject to customary exemptions for information that becomes public or is legally required to be disclosed.

PAAF Indemnity

Pursuant to a Deed of Indemnity between Man Group and MF Global Ltd., Man Group has agreed to indemnify us for all costs, expenses and liabilities we incurred as a result of certain claims against Man Financial by PAAF and its affiliates in respect of the PAAF litigation and any other claims or litigation arising from the facts or circumstances which give rise to that claim but only for an aggregate amount in excess of $50 million, after taking into account any insurance claim proceeds we receive. See “Our Business—Legal Proceedings”.

The PAAF indemnity is not intended to operate to provide a source of funds to any third party to the PAAF litigation (or any related litigation). It is not intended to provide a source of recovery either for Man Group’s insurers to enable them to recover monies they may have paid to us or to Man Group under the PAAF insurance claim or for any other third party, including but not limited to the plaintiff in the PAAF litigation. We refer to this agreement as the PAAF indemnity.

Man Group has agreed to pass on to us any monies received in part or full settlement of any claims made under the Man Group insurance policies relating to the PAAF litigation (or any related litigation).

Except as may be specifically provided in the other agreements with Man Group described in this section, Man Group will not indemnify us for any other liabilities to which we are now, or in the future may become, subject.

Ongoing Commercial Relationship with Man Group

As discussed above, we have for many years provided execution and clearing services for a number of independent investment products managed by Man Investments Limited, a part of the Man Investments division of Man Group. In the past, we have generally provided these services with respect to all investment products that were either wholly or in part managed through Man Investments’ managed futures program, which is an automated and diversified managed futures trading program operated by Man Investments. The services that we provide for these independent investment products have been an important source of revenues for us, accounting for approximately 2.8% and 2.0% of our revenues, net of interest and transaction-based expenses, for fiscal 2007 and for the six months ended September 30, 2007, respectively. These brokerage services, together with the brokerage services we provide to several investment products managed by entities that are partially owned by Man Group, represent a substantially greater percentage, which we estimate to be approximately 10-15% and 6-9%, of our adjusted income before taxes for fiscal 2007 and for the six months ended September 30, 2007, respectively.

We have provided these brokerage services under various arrangements for many years. We recently entered into new clearing agreements relating to the relevant investment products. For these purposes, “relevant investment products” are investment products in existence at March 31, 2007, which have an allocation to Man Investments’ managed futures program and in respect of which clearing broker accounts have been opened with us. While we would seek to enter into similar agreements with respect to new investment products created in the future, we would need to do so on a case by case basis. These agreements provide for limited exclusivity, and do not provide for clearing services relating to investment products that may be created in the future. In respect of the relevant investment products in existence at March 31, 2007, the new clearing agreements generally provide for a minimum term of 36 months (taking into account fixed term and notice periods). These agreements can be terminated by the independent directors who oversee the relevant investment products at any time if we fail to perform our obligations adequately or on the occurrence of certain other early termination events. Early termination of these agreements may be triggered by events such as our insolvency, our being subject to certain regulatory events or a change in control, certain breaches of these agreements or a rating agency reducing our credit rating to below BBB (Standard & Poor’s or the equivalent). The new clearing agreements relate to clearing services and not to execution services. While we expect to continue to provide execution services with respect to the relevant investment products, we would expect to charge separately for those services going forward. As in the past, execution services for these investment products may be provided by other firms. In addition, because these new clearing agreements relate to activities that are subject to extensive regulation, it is possible that our ability to enforce these agreements could be impaired by applicable regulation or action by regulatory authorities.

We believe that the new clearing agreements will enable us to continue to provide services with respect to the relevant investment products substantially as we have in the past, at least for the contract period, and that we have an opportunity to provide similar services with respect to any new products that may be created in the future, although there can be no assurance that this will be the case. Our ability to continue to derive financial benefits from these arrangements comparable to those we have enjoyed to date will depend on the level and mix of trading activity relating to the investment products going forward, factors that we do not control. See “Risk Factors—Risks Related to Our Separation from Man Group—We derive a portion of our revenues and earnings from clearing contracts with investment funds served by Man Group and may not be able to renew these contracts on acceptable terms when they expire after the offering”.

We may segregate up to an aggregate amount of $800 million of unrealized profits from trading in the OTC markets by funds (which Man Group refers to as certain investment products) that are part of Man Investments managed futures and to which we provide clearing services. In addition, as we often do in the ordinary course of our dealings with substantial clients, we may provide margin relief for these investment products’ initial margin requirements from time to time, in this case in the form of a credit line against initial margin requirements in an aggregate amount up to $500 million at any time outstanding. We are also segregating the additional initial margin requirements of Man Investments related to Eurex and Euronext. Providing this financing could reduce the amount of our funds available to meet our own liquidity requirements and would, to the extent used, be taken into account for the purpose of determining our regulatory capital requirements.

We have also provided brokerage services with respect to several investment products managed by entities that are partially owned by Man Group. Under their current agreements with Man Group, these entities have agreed to use us to provide brokerage services for these investment products. The brokerage services we provided for these investment products accounted for approximately 1.1% and 0.5% of our revenues, net of interest and transaction-based expenses, in fiscal 2007 and for the six months ended September 30, 2007, respectively. We are not a party to any agreements between Man Group and these entities. As a result, if there were to be a change in the business relationship between Man Group and these entities, these agreements could be amended or terminated without our consent. Any such amendment or termination could result in the termination of these entities’ commitment to obtain clearing services from us for these investment products, which could have an adverse effect on our revenues.

We have also provided brokerage services to a number of commodity trading advisors and other investment managers to whom Man Investments makes allocations as part of its multi-manager investment programs. These services are not subject to agreements.

We have previously acted and expect to continue to act as a distributor of Man Investments’ investment products. Several of our subsidiary companies have entered into distribution agreements with Man Investments. These agreements, which are continuing following the completion of the initial public offering, enable us to earn commissions on the sale of Man Investments’ investment products and, we believe, are subject to arm’s-length commercial terms similar to those entered into by Man Investments with unrelated parties who act as distributors of the same products. In general, these distribution agreements may be terminated by either party upon not less than one month’s written notice. In addition, Man Investments may terminate the agreement upon the occurrence of certain breaches by our subsidiary, the insolvency of our subsidiary or for our subsidiary’s lack of requisite governmental or regulatory authority to provide its services. Generally, our subsidiaries agree to indemnify Man Investments for any claims or losses arising from their acts or omissions under the relevant distribution agreement.

Branding and the Use of the “Man” Trademark

As discussed above, we previously operated under the name “Man Financial”. In connection with our separation from our former parent company and the initial public offering, we re-branded our business under the name “MF Global”. To ensure the efficient re-branding of our business, we entered into a trademark agreement with Man Group who granted us a license to use the “Man” trademark and “Man Financial” trademark as part of a strapline, which expired in January 2008. The license also includes our right to use “Man” and/or “Man Financial” for two years in certain domain names following the completion of the initial public offering, solely for the purpose of re-directing website users to our home page or that of one of our subsidiaries. In addition, our subsidiaries had the right to continue to use the “Man” trademark as part of our legal and trade names until January 2008.

We will not be permitted to assign any of our rights or interests under the trademark agreement, although we may sublicense the use of the “Man” trademark, as part of a strapline, to our subsidiaries. This agreement may be terminated upon a change in control of MF Global, the insolvency of either party, in the event of material breaches by either party or if either party is required to do so by law or regulation. Upon termination, we and our subsidiaries will cease using all straplines that include the names “Man” or “Man Financial”, change any domain names that include the name “Man” and ensure that our subsidiaries that still have the name “Man” in their name change such names as soon as practicable. We will not pay Man Group a fee for the rights granted under this agreement.

Insurance Services Agreement

We have entered into an agreement with Man Group pursuant to which Man Group has agreed to provide us various insurance-related services for a period of 12 months following the initial public offering of our common shares. These services include advising on several of our principal insurance policies, consultation in administering insurance contracts, consulting on claims and working with brokers and dealers in connection with policy renewals.

For each of these services, we now pay Man Group a fixed hourly rate. In fiscal 2007 and for the six months ended September 30, 2007, Man Group charged us $325,000 and $183,100, respectively, for these services. In addition, we pay all insurance premiums directly to the insurers as required under the terms of each insurance policy and we reimburse Man Group for all the out-of-pocket costs that it incurs in connection with the provision of these services.

Each service will be provided in compliance with Man Group’s policy relating to procedures and methodology for complying with the Financial Services Authority’s Insurance Conduct of Business Rules. The terms of each service (not including the duration for which the service will be provided) may be modified and the agreement may be terminated in accordance with the procedures described under “—Group Risk Services Agreement”. If we wish to extend the term of any service, then we must notify Man Group of such request six months prior to the expiration of the term of such service.

Under this agreement, Man Group will not be held liable to us except in the case of fraud, negligence or willful default, in which case Man Group’s liability will be capped at 100% of fees paid to it over the prior 12 months. Additionally, we have agreed to indemnify Man Group due to any third party claims arising from its provision of the services. In addition, Man Group will not be liable to us or any third-party for a claim that is disputed or unpaid by an insurer because we (i) provided incorrect information to Man Group or failed to provide material information to Man Group for disclosure to an insurer or (ii) failed to notify Man Group and its relevant agent within the relevant time of a claim in order to enable Man Group to timely file such claim.

Tax Matters Deed

We have entered into a tax matters deed with Man Group, pursuant to which, subject to various limitations and conditions, Man Group will indemnify us and our subsidiaries against certain tax liabilities we or our subsidiaries may incur with respect to the Reorganization, Separation and the initial public offering of our common shares and may incur with respect to the companies or assets that were retained by Man Group or retained by us after the Reorganization and Separation. For example, certain deferred tax assets may be realized upon the consummation of the initial public offering of our common shares that relate to the treatment of deferred stock awards, and such deferred tax assets may be realized in an amount in excess of the amounts that were taken into account in our fiscal 2007 financial statements. In addition, certain tax liabilities may arise as a result of the initial public offering of our common shares. Therefore, among other things, the tax matters deed will require a payment from Man Group to us (or from us to Man Group) based on the difference between the amount of the excess realization and the amount of the offering-related liability. We have received from Man Group a deposit in respect of the tax due to the IRS and we have paid that deposit over to the IRS. Other than as specified in the tax matters deed, Man Group will not indemnify us with respect to any other tax liabilities that may arise in MF Global Ltd. or any of its subsidiaries with respect to operations prior to the initial public offering of our common shares. Such liabilities have been accounted for in our audited combined financial statements in accordance with applicable accounting standards and policies.

Treasury Services Agreement

We have entered into a treasury services agreement with Man Group pursuant to which we have agreed to provide Man Group with certain treasury-support services for a period of six months following the initial public offering of our common shares. These services will include providing various resource and management services relating to a treasury management system with respect to transactions and balances relating to Man Group’s exchangeable bond structure. Man Group will pay us an appropriate fee for these services, which, for the most part, will cover our costs. In fiscal 2007 and for the six months ended September 30, 2007, we charged Man Group approximately $2.4 million and $0, respectively, for these services. Under this agreement, we will not be held liable to Man Group except in the case of fraud, negligence or willful default. Additionally, Man Group has agreed to indemnify us due to any third-party claims arising from the provision of the services.

Group Risk Services Agreement

Prior to the initial public offering of our common shares, we historically relied on Man Group to provide us with enterprise-level oversight of our global risk-management operations. However, we now intend to manage our global risk-management activities on a stand-alone basis with our own personnel and we have recently promoted one of our employees to the position of Chief Risk Officer to oversee our risk management activities. We also recently hired a senior risk management professional responsible for managing and overseeing our economic and regulatory capital requirements. To this end, we have entered into a group risk services agreement with Man Group pursuant to which Man Group has agreed to provide us with a license to use its global risk-management systems and processes it has used historically to provide us with these services. These systems and processes will allow us, among others things, to:

•	calculate the economic capital required for various risk categories associated with our business at specified confidence levels, as well as the overall level of economic capital of our business;

•	carry out and produce a report relating to stress-testing of our business as part of the Internal Capital Adequacy Assessment Process documentation requirements;

•	prepare reports supporting Internal Capital Adequacy Assessment Process;

•	prepare annual liquidity scenarios and test our liquidity contingency plan; and

•	provide training in respect of credit aggregation and limit monitoring systems.

Pursuant to the group risk services agreement, Man Group will also agree to provide ongoing risk-management support and consulting services to us for a period of 12 months following the initial public offering of our common shares. We have agreed to pay Man Group an annual fee of $120,000 plus an aggregate fee of $160,000 per month, plus any interest for late payments, for the group risk services. In fiscal 2007 and for the six months ended September 30, 2007, Man Group charged us approximately $3.5 million and $0.8 million, respectively, in the aggregate for global risk management services provided to us.

We have the right to terminate the agreement with Man Group for any reason upon 30 days’ prior written notice. This agreement may also be terminated by Man Group upon a change in control of MF Global Ltd., and by either party upon the insolvency of, or in the event of certain material breaches by the other party or due to changes in law or regulatory requirements. Generally, neither party may assign its interests under this agreement without the prior written consent of the other party. Man Group may sub-contract these services to a third party, although it will remain responsible for their provision.

Under this agreement, Man Group will not be held liable to us except in the case of fraud, negligence or willful default, in which case Man Group’s liability will be capped at 100% of fees paid to it over the prior 12 months. Additionally, we have agreed to indemnify Man Group due to any third-party claims arising from its provision of the services.

Other Commercial Arrangements

Shared Occupancy and Facilities Agreement

U.K. Facilities. Prior to the Reorganization and Separation, one or more of our subsidiaries shared and co-occupied with several other subsidiaries of Man Group certain office space in the United Kingdom, which are referred to as Sugar Quay, Centennium House and 10 Lower Thames Street, together with a Disaster Recovery facility at Kings Hill. Man Group assigned to us the lease at 10 Lower Thames Street. In addition, pursuant to various agreements, we now pay to Man Group rents for the continued use and occupancy of the other premises, and fees for the provision of certain services by Man Group. In fiscal 2007 and for the six months ended September 30, 2007, Man Group charged us rent of approximately $7.2 million and $2.8 million, respectively, and fees of $2.7 million and $1.7 million, respectively, for the ability to share these premises and receive these services. As of year-end, we vacated Centennium House and moved our staff to our leased space at 10 Lower Thames Street. In addition to the above arrangements, we plan to enter into conditional agreements with Man Group relating to the construction and development of a new office facility to replace all current London sites at Riverbank House and, when completed, the subsequent sublease of a portion of the space to us. The arrangements will also require Man Group to provide normal building services together with specific services such as standby generation and shared use of certain other facilities in the building.

Man Group has agreed to lease office space in a proposed new commercial facility to be constructed in London and to be known as Riverbank House. We expect to sublease a portion of that space and are discussing financial terms with Man Group. The new project is still in the planning stages and is subject to receipt of regulatory permits and contractor bids. The contractor bidding process is expected to begin in early 2008. We would expect to bear a portion of the construction costs under our arrangements with Man Group, but our negotiations with Man Group regarding these arrangements are still ongoing.

Chicago Facilities. Prior to the Reorganization and Separation, one of our subsidiaries, MF Global Inc., shared and co-occupied certain premises in Chicago, Illinois with a subsidiary of Man Group, which MF Global Inc. originally leased from an unrelated third party. These premises are used by us and Man Group as a backup site to ensure business continuity in the event of severe business interruption. Under a facility sharing agreement relating to these premises, Man Group has paid us a pro rata share of the monthly rent, insurance costs and additional charges that its subsidiary incurs pursuant to the lease. In fiscal 2007 and for the six months ended September 30, 2007, our subsidiary charged Man Group approximately $113,000 and $52,647, respectively, for the ability to co-occupy and share these premises. In addition, we have agreed to provide certain cleaning, custodial and security services to Man Group’s subsidiary under this agreement. Neither party may assign their rights under this agreement without the prior written consent of the other party and the landlord.

Foreign Exchange Services

We have agreed to provide Man Group with certain treasury-related execution services initially for a period of three years, which terms may be extended following the initial public offering of our common shares. We now provide Man Group with execution services at market rates (such as spot, forward and swap foreign exchange transactions) for an initial period of three years, which may be renewed or extended. Man Group will pay us customary commissions and mark-ups for these execution and clearing services.

Credit Facilities and Long-Term Debt

We have historically had access to Man Group’s committed and uncommitted lines of credit and, in addition, we have long-term debt consisting, in part, of subordinated borrowings from Man Group. For a description of the credit lines and our borrowings from Man Group, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities and Sources of Liquidity” and “—Long-Term Debt” as well as Notes 14 and 21 to our audited combined financial statements.

Guarantee of Client Credit Arrangements

In the course of their business, our subsidiaries enter into credit arrangements with their clients to support those clients’ trading activities. In the past, Man Group has routinely guaranteed these credit arrangements on behalf of our subsidiaries. In addition, Man Group has entered into similar credit arrangements with some of its own clients, and these arrangements have been guaranteed by MF Global Finance USA Inc. In connection with the Separation and Reorganization, we assumed Man Group’s guarantees on behalf of our subsidiaries. Man Group also assumed MF Global Finance USA Inc.’s guarantees on behalf of Man Group’s clients. Because these assumptions involve only guarantees of existing obligations, they will not change our consolidated liabilities as reflected in “Unaudited Pro Forma Financial Information”.

Telephony Services and Human Resources

We have also entered into a transitional agreement with Man Group related to the provision of telephony-related services. In addition, we have entered into a transitional agreement with Man Group relating to the transfer of certain employees from Man Group to us and which governs our rights and obligations, as well as those of Man Group, with respect to such transfers.

Other Agreements

A company owned by a sibling of Kevin Davis, our CEO, provides commercial printing and graphics services to Man Group and to us in the ordinary course of business. For these services, we and Man Group were charged approximately $330,000 during fiscal 2006, $195,000 during fiscal 2007 and $39,534 during the six months ended September 30, 2007, in the aggregate.

Shareholder Rights of Man Group

In connection with the initial public offering of our common shares, we entered into a master separation agreement (described above) and a registration rights agreement with Man Group, which governs Man Group’s rights as a shareholder.

Right to Restrict Share Repurchases

Under our master separation agreement, for as long as Man Group retains at least 5% of our common shares (but in no event after January 24, 2010 or after any change of control of Man Group), we will not be permitted to repurchase any of our outstanding common shares or take any other action that would cause Man Group’s share ownership (direct or indirect) to rise to 20% or more, without its prior written consent. This restriction could significantly limit our ability to repurchase our shares in the open market or otherwise. In some cases and if Man

Group consented, we could decide to purchase shares from Man Group in order to enable us to make other repurchases or take other action without breaching this limitation. If we breach this limitation, then Man Group will acquire several rights such as the right to representation on our board, a right of access to information relating to our finances and other information about our business and affairs as well as the right to delay or prohibit certain developments in our business. These rights will terminate on the earlier of January 24, 2010 or after any change of control of Man Group. Each of these rights is described below.

Board Representation

If and for as long as Man Group beneficially owns 20% or more of our common shares (but in no event after January 24, 2010 or after any change of control of Man Group), Man Group would have the right to designate one member of our board of directors. Man Group’s designation rights will be set forth in our by-laws. See “Bermuda Law and Our By-Laws—Board of Directors”.

Information Rights

If and for as long as Man Group beneficially owns 20% or more of our common shares (but in no event after January 24, 2010 or after any change of control of Man Group), Man Group would have the right to obtain financial and other information about our business and affairs as it may need or require to comply with its regulatory capital obligations under Financial Services Authority requirements or any other obligations. Among other things, this information could include certain capital calculations relevant to U.K. regulations.

Right to Delay or Prohibit Business Developments

If and for as long as Man Group beneficially owns 20% or more of our common shares (but in no event after January 24, 2010 or after any change of control of Man Group), Man Group would have the right to delay or prohibit any development in our business if the Man Group board (or a board committee a majority of whom are non-executive members) determined that, as a result of such development, the amount of regulatory capital that Man Group and its subsidiaries would be required to maintain under U.K. Financial Services Authority regulations in respect of the activities of MF Global and its subsidiaries would be in deficit by more than a specified limit. The specified regulatory capital deficit limit would be $400 million during calendar year 2007 and $700 million thereafter. We currently expect that, under our capital structure as it will be modified in connection with the initial public offering of our common shares, our regulatory capital deficit as determined under the restrictions described above will initially be zero. Thus, any developments in our business that would increase the applicable regulatory capital requirement for our business above our initial level by more than $400 million during 2007 (or by more than $700 million thereafter) could be blocked by Man Group unless we obtained the requisite additional capital. Our regulatory capital deficit is likely to fluctuate over time, and to the extent it increases or decreases, our future business development could be more or less constrained under this restriction.

We would be obligated to indemnify Man Group for the amount by which our regulatory capital deficit exceeds the applicable specified deficit limit, plus related expenses, in the event that we failed to comply with this restriction on our development. This restriction might limit or prevent significant growth in our operations, whether internally or through acquisitions, particularly in the OTC markets or if we enter into new lines of business.

Registration Rights

The registration rights agreement sets forth customary registration procedures, and provides the following rights to Man Group:

Demand Registration Rights. Subject to certain restrictions, Man Group will have the right to require us to file a registration statement in order to permit Man Group to sell its common shares, provided that Man Group intends to sell the greater of $50,000,000 or 5% of the value of all our outstanding common shares. If requested by Man Group, we will be obligated to file a registration statement within 45 days and have it declared effective as soon as possible thereafter. Man Group may request up to five demand registrations.

Piggy-back Registration Rights. In addition, following the initial public offering of our common shares, if we file a registration statement for an offering of our common shares by us or by shareholders other than Man Group (subject to certain exceptions), Man Group will have the right to require us to register its shares.

Shelf Registration Rights. After we become eligible to file a shelf registration statement, Man Group will be entitled to request on three occasions that we file and maintain a shelf registration statement for the resale of all or any portion of the shares owned by them. Man Group will be permitted to sell its shares under a shelf registration statement at any time and from time to time, in underwritten offerings, brokers’ transactions or otherwise.

Other provisions. The registration rights agreement will remain in effect with respect to the common shares covered by the agreement until those shares (1) have been sold pursuant to an effective registration statement or pursuant to Rule 144 of the Securities Act, (2) have been sold in a transaction where a subsequent public distribution of the shares would not require registration or (3) are no longer outstanding. In any event, the period will not extend beyond three years after the pricing of the initial public offering of our common shares (subject to extension for a limited period). We will be permitted to defer registration and any offering by Man Group if our board of directors determines that doing so will enable us to avoid disclosure of material information that would not be in the best interests of MF Global or to avoid materially interfering with a material pending or proposed transaction. We could do so only twice, and for only a total of 90 days, in any rolling period of 365 days.

In connection with a demand or shelf registration, Man Group will select the underwriters with our consent, which we may not unreasonably withhold, and any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing Man Group will be borne by Man Group. All other expenses of the registration will be borne by us.

BERMUDA LAW AND OUR BY-LAWS

We are an exempted company organized under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and by-laws. The Companies Act differs in some important respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of material provisions of Bermuda law, our organizational documents and, where applicable, comparison of Bermuda law to similar provisions of the corporate law of the State of Delaware, which applies to many U.S. corporations.

The description of the notes and the guarantees in this prospectus is subject to the matters described in the following paragraphs.

Board of Directors

The number of directors that comprise our board of directors will be determined only by our board of directors. The board may change the number of directors from time to time, subject to a minimum of three and a maximum of 15 directors. Our board currently has seven members. Our by-laws do not specify a mandatory retirement age for our directors.

The board of directors will have the exclusive power to nominate those directors who will stand for election. Our shareholders will be entitled to propose to our nominating and corporate governance committee those directors (if any) whom they wish to nominate for election, but the committee is not bound to act on any such recommendations. Persons nominated by the board may then be elected as directors by a plurality of shareholder votes cast at a meeting. Vacancies on our board of directors, including those due to newly created seats, may be filled only by our board of directors. A director may be removed from our board of directors only for cause and upon a vote of shareholders owning at least 66 2/3% of all issued and outstanding shares. The Companies Act permits a Bermuda company to divide its board into multiple classes having staggered terms of up to three years each, although our board has not been divided into classes.

Our directors are not required to own any of our common shares in order to qualify for a position on our board. Our board will at all times have the power to determine the compensation of its directors, which includes the period prior to the time when a majority of our board is independent.

Man Group’s Contingent Right to Appoint a Director

Under the master separation agreement, for as long as Man Group retains at least 5% of our common shares (but in no event after January 24, 2010 or after any change of control of Man Group), we will not be permitted to repurchase any of our outstanding common shares or take any other action that would cause Man Group’s share ownership (direct or indirect) to rise to 20% or more, without its consent. If we breach this limitation, we will amend our by-laws to provide that Man Group shall have the right to appoint one member of our board of directors. The Man Group appointee may not be removed from the board except by Man Group and any vacancy caused by the removal, resignation, retirement or disqualification of the Man Group appointee may be filled only with a director approved by Man Group. These provisions will automatically terminate, and the Man Group appointee will cease to serve as a director (unless the board extends his term to the next annual general meeting), when Man Group ceases to beneficially own at least 20% of our issued and outstanding common shares. In order to facilitate Man Group’s appointment rights, our by-laws will then provide for a special class of common shares that will be issued to and may be owned only by Man Group (or its subsidiaries) and will carry the special appointment rights. When the appointment rights terminate, we will repurchase and cancel this special class in accordance with a repurchase agreement that we will enter into with Man Group.

Interested Directors

Under Bermuda law and our by-laws, a transaction we enter into in which a director has an interest will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our by-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest pursuant to the Companies Act. Under Delaware law, such transaction would not be voidable if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Duties of Directors

Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended. The Companies Act also imposes a duty on directors and officers of a Bermuda company to (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Our by-laws provide that our business is to be managed and conducted by our board of directors.

In addition, the Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

Under Delaware law, a company’s directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule”. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Dividends

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our by-laws, each common share is entitled to dividends if, as and when dividends are declared by our board, subject to any preferred dividend right of the holders of any preference shares. Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Voting Rights

Under Bermuda law, the voting rights of shareholders are regulated by the company’s by-laws and, in certain circumstances, the Companies Act. Our by-laws generally provide that all matters to be voted on by shareholders, including mergers and the sale of all or substantially all of the company’s assets, must be approved by a majority of shareholder votes cast at a meeting, provided that directors may be elected by only a plurality of shareholder votes cast at a meeting. Also, our by-laws contain heightened shareholder voting requirements to remove directors, as described above in “—Board of Directors”. Under Delaware law, unless a company’s certificate of incorporation or by-laws provide otherwise, the affirmative vote of a plurality of shares present in person or represented by proxy at the meeting and entitled to vote is required for the election of directors, the affirmative vote of holders of a majority of shares then outstanding is required for specified extraordinary transactions and to amend the certificate of incorporation and the affirmative vote of holders of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for all other stockholder action.

Advance Notice of Shareholder Proposals

The Companies Act provides that shareholders who wish to propose resolutions for consideration at a meeting of shareholders must give at least six weeks of advance notice of their proposals. Our by-laws provide that notice of shareholder proposals must be given in writing to our secretary during a specific period prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices (1) in the case of an annual general meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the annual general meeting for the preceding year and (2) in the case of a special meeting, not more than five days following the day on which notice of the special meeting was mailed or the date that the special meeting is publicly announced (but in no event later than the day before the meeting), whichever occurs first.

Special Meetings of Shareholders

The Companies Act requires companies to permit shareholders who hold 10% or more of the aggregate voting power of the company as of the date they deliver notice to the company calling for a special meeting to cause the board of directors to convene a special meeting. Our by-laws provide that our shareholders whose holdings meet this 10% threshold may call a special meeting of shareholders. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Notice of Shareholder Meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting. Our by-laws provide that we must give our shareholders written notice of any annual meeting of shareholders at least 10 days, and of any special meeting of shareholders at least five days, prior to the meeting. Notices may be given by mail, by personal delivery, by telecopier or electronically and will be deemed given at the time when such notice would be delivered in the ordinary course of transmission. Our failure to give notice to any particular shareholder will not invalidate notice given to any other shareholder. Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Conduct of Meetings

Bermuda law provides that a company’s by-laws may contain provisions relating to the conduct of annual and special meetings and our by-laws provide that the chairman of our board of directors (or another director) is authorized to serve as chairman of shareholder meetings.

Action by Written Consent of Shareholders

The Companies Act provides that, unless otherwise provided in a company’s by-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The Companies Act provides that the following actions may not be taken by resolution in writing: (1) the removal of the company’s auditors and (2) the removal of a director before the expiration of his or her term of office. Our by-laws provide that any action that may have been taken by common shareholders at a meeting (other than the actions referred to in the preceding sentence) may instead be taken by the unanimous written consent of all common shareholders who would have been entitled to attend such meeting and vote on the relevant matter. Except as otherwise provided in the certificate of incorporation, Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.

Amendment of By-laws

The Companies Act provides that the directors may amend our by-laws provided that any amendments are also submitted to a general meeting of the company and approved at such meeting. Our by-laws provide that no by-law shall be rescinded, altered or amended, and no new by-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. Unlike many U.S. jurisdictions, the by-laws cannot be amended without both board and shareholder approval. In addition, under Bermuda law, holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, each have the power to adopt, amend and repeal the by-laws of a corporation. Because shareholders of a Bermuda company cannot amend the by-laws without board approval, the by-laws of a Bermuda company are akin to a certificate of incorporation of a Delaware corporation.

Mergers and Similar Arrangements

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s by-laws provide otherwise, the Companies Act requires the approval of 75% of the shareholders voting at such meeting to approve the amalgamation agreement, and the quorum for such meeting must be at least two persons holding or representing more than one-third of the issued shares of the company. Our by-laws require that any amalgamation, as well as any other transaction having a similar effect, such as a merger or consolidation with a non-Bermuda company or a scheme of arrangement, or any sale of all or substantially all of our assets in one or a series of transactions, must be approved by our board of directors and by our shareholders, but only, in the latter case, by a majority of shareholder votes cast at the meeting at which the transaction is considered. Under our by-laws, no shareholder approval would be required, however, for any transaction in which the holders of our issued and outstanding voting shares immediately prior to the transaction continue to hold a majority of the issued and outstanding voting shares of the surviving entity immediately after the transaction. These provisions may have the effect of delaying, deferring or preventing a change of control through an amalgamation or a transaction having a similar effect. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon unless the certificate of incorporation provides a higher voting requirement.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation (or merger) of a Bermuda company with another company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Supreme Court within one month of notice of the shareholders’ meeting, for appraisal of the fair value of his or her shares. Under Bermuda law and our by-laws, our amalgamation with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to first be approved and recommended by our board of directors and then approved by a majority of shareholder votes cast at a meeting at which the transaction is considered. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions will, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or by-laws. Furthermore, consideration would be given by the Bermuda Court to allegations of acts constituting fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company shareholders than the percentage of shareholders who actually approved it. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorney’s fees incurred in connection with such actions.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or ordering the purchase of the shares of any shareholder, by other shareholders or by the company.

Our by-laws also limit the ability of our shareholders to make claims or bring lawsuits against our directors and officers. See “—Limitation of Liability and Indemnification Matters” below.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital shares. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Discontinuance

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our by-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Share Repurchases

The Companies Act permits a company to purchase its own shares if authorized to do so by its memorandum of association or by-laws. Our by-laws allow us to purchase our own shares for cancellation or to acquire them as treasury shares on such terms as our board of directors may authorize, without obtaining prior shareholder approval.

Blank Check Preferred Shares

Our authorized share capital includes 200,000,000 authorized preferred shares. The existence of authorized but unissued preferred shares may enable our board of directors to delay, defer or prevent a change in control of us by means of an amalgamation, merger, tender offer, proxy contest or otherwise. In this regard, our by-laws grant our board of directors broad power to establish the rights and preferences of authorized and unissued preferred shares. The issuance of preferred shares with a liquidation preference could decrease the amount of earnings and assets available for distribution to holders of common shares. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek shareholder approval prior to any issuance of preferred shares, unless otherwise required by law.

Variation of Shareholder Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided by the terms of issue of the relevant class, may be varied either (i) with the consent in writing of the holders of 75% in nominal value of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our by-laws specify that the creation or issuance of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issuance of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.

Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have a right to inspect the public documents of a company, such as its memorandum of association. The shareholders have the additional right to inspect the by-laws of the company, minutes of general meetings of shareholders and the company’s audited financial statements. The register of members of a company is also open to inspection by shareholders and the general public. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). We are required to maintain our share register in Bermuda but may keep a branch register outside of Bermuda.

We are required to keep at our registered office a register of directors and officers that is open for inspection for not less than two hours in any business day. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as shareholder.

Limitation of Liability and Indemnification Matters

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability that by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, unless their liability resulted from fraud or dishonesty.

We have adopted provisions in our by-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnity extends to all actions, costs, charges, losses, damages and other expenses incurred in defending against or investigating any lawsuit, proceeding or claim. This indemnity is broader than that which is permitted under Delaware law, for example, which allows a company to indemnify its officers and directors (other than in an action by or in the right of the corporation) only if such officer or director (i) acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the company and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our by-laws also provide that our shareholders waive all claims or rights of action that they might have, either individually or by or in the right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. In the view of the SEC and some prior case law, the operation of this provision as a waiver of the right to sue for violations of federal securities laws should not be enforceable in U.S. courts. However, our shareholders should not assume that they will be able to bring lawsuits against our directors and officers. In addition, this waiver provision is broader than that which is permitted under Delaware law, for example, which allows for waivers of claims only against directors, and not in respect of any breach of their duty of loyalty, bad faith, willful misconduct or improper self-dealing, among other things.

Section 98A of the Companies Act and our by-laws permit us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We intend to purchase and maintain a directors’ and officers’ liability policy for such a purpose, including with respect to any claims arising from this offering.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our common shares.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

DESCRIPTION OF NOTES

The following description is a summary of the material terms of the notes and the indenture under which they are issued. This description may not contain all of the information that is important to you and is qualified by reference to all of the provisions of the indenture, including definitions therein of certain terms and provisions made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. To understand the indenture and the notes fully, you should read the form of indenture and each form of note, which are exhibits to the registration statement of which this prospectus is a part.

The notes will be issued pursuant to the senior indenture, to be dated as of the issue date of the notes, among the guarantor, MFG Finance and Deutsche Bank Trust Company Americas, as trustee. The senior indenture (as amended and supplemented by a supplemental indenture, to be dated as of the date of issuance of the notes) is referred to as the “indenture”, and Deutsche Bank Trust Company Americas or its successor, as trustee, as the “trustee”. You should read the indenture for provisions that may be important to you.

When the term “holder” is used in this prospectus with respect to the notes, it means the person in whose name such notes is registered in the security register. The notes will be held in book-entry form only, as described under “Book-Entry System”, except in the circumstances described in that section, and will be held in the name of The Depository Trust Company (including its successors, “DTC”) or its nominee.

The indenture does not limit the amount of debt securities that MFG Finance, the guarantor or its other subsidiaries may incur under the indenture or other indentures to which they are or become a party. The notes are not convertible into or exchangeable for the guarantor’s or MFG Finance’s common shares or authorized preferred shares.

Capitalized terms used and not defined in this summary have the meanings specified in the indenture. There are no restrictions on the ability of MFG Finance to transfer funds to the guarantor.

General

The notes will have the following basic terms:

•	Ranking: the notes will be senior unsecured obligations of MFG Finance and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of MFG Finance;

•

Fully Guaranteed: the notes will be fully, unconditionally and irrevocably guaranteed by the guarantor, which guarantee will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness and obligations of the guarantor;

•

Aggregate Principal Amount: the 20     notes initially will be limited to $             million aggregate principal amount (subject in each case to the rights of MFG Finance to issue additional notes of the same series as the 20     notes, as described under “— Further Issuances” below);

•

Interest: the 20     notes will accrue interest at a rate of     % per year; interest will accrue on the notes from the most recent interest payment date to or for which interest has been paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the notes), payable semi-annually in arrears on                     and                     of each year, beginning on                     , 2008;

•	Maturity Date: the 20 notes will mature on , 20 unless redeemed or repurchased prior to that date;

•	Optional Redemption: MFG Finance may redeem the notes, in whole or in part, at any time at its option as described under “— Optional Redemption” below;

•

Change of Control Repurchase Event: MFG Finance may be required to repurchase the notes in whole or in part at your option in connection with the occurrence of a “change of control repurchase event” as described under “— Purchase of Notes upon a Change of Control Repurchase Event” below;

•	Denominations: the notes will be issued in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof; and

•

Global Notes: the notes will be represented by one or more global notes registered in the name of a nominee of DTC, but in certain circumstances may be represented by notes in definitive form (see “— Global Securities” and “Book-Entry System” below).

The notes will be exchangeable and transferable at the office or agency of MFG Finance maintained for such purposes (which initially will be the corporate trust office of the trustee).

Principal, Interest and Maturity

MFG Finance will issue the 20     notes in the initial aggregate principal amount of $            . The 20     notes will mature on                     , 20    .

Interest on the 20     notes will accrue at a rate of     % per annum. Interest on the notes will be paid semi-annually in arrears on                     and                      of each year, beginning on                     , 2008. MFG Finance will pay interest to the person in whose name that note is registered at the close of business on                     or                     , as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest or other payment date of a note falls on a day that is not a business day, the required payment of principal, premium, if any, or interest will be due on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York City are authorized or required by law, regulation or executive order to close.

The notes will not be subject to any sinking fund.

MFG Finance or the guarantor may, subject to compliance with applicable law, at any time purchase notes in the open market or otherwise.

Interest Rate Adjustment

The applicable interest rate payable on the notes will be subject to adjustment from time to time if at least two rating agencies downgrade (or subsequently upgrade) the debt rating assigned to the notes (a “rating”) as set forth below.

If the ratings from at least two rating agencies are decreased to ratings set forth in the immediately following table, the applicable per annum interest rate on the notes will increase from that set forth on the cover of this prospectus by the sum of the percentages set forth opposite the lowest two ratings from such rating agencies below:

Fitch Rating	Interest Rate Adjustment	S&P Rating	Interest Rate Adjustment	Moody’s Rating	Interest Rate Adjustment
BB+	0.25%	BB+	0.25%	Ba1	0.25%
BB	0.50%	BB	0.50%	Ba2	0.50%
BB-	0.75%	BB-	0.75%	Ba3	0.75%
B+ or below	1.00%	B+ or below	1.00%	B1 or below	1.00%

If subsequent to a decrease at least two rating agencies increase or decrease their ratings of the notes to any of the ratings set forth above, the applicable per annum interest rate on the notes will be increased or decreased such that the applicable per annum interest rate for the notes equals the applicable initial interest rate set forth on the cover page of this prospectus plus (if applicable) the sum of the percentages set forth opposite the applicable ratings from the table above in effect immediately following the increase or decrease for the rating agencies that increased or decreased their ratings.

Each adjustment to the applicable interest rate required by any decrease or increase in the ratings set forth above, by any of the rating agencies, shall be made independent of any and all other adjustments, provided that if the ratings from each of the three rating agencies are increased or decreased to ratings set forth in the table above, then only the lowest two of the three ratings shall be utilized for such adjustments. In no event shall (1) the applicable interest rate for the notes be reduced to below the applicable initial interest rate set forth on the cover page of this prospectus or (2) the total increase in the applicable per annum interest rate on the notes exceed 2.00% above the applicable initial interest rate set forth on the cover page of this prospectus.

If at least two rating agencies cease to provide ratings for the notes, any subsequent increase or decrease in the applicable per annum interest rate of the notes necessitated by a reduction or increase in the rating by the rating agency continuing to provide the rating shall be twice the percentage corresponding to the applicable rating set forth in the table above. No adjustments in the applicable per annum interest rate of the notes shall be made solely as a result of two rating agencies ceasing to provide a rating. If all of the rating agencies cease to provide a rating, the applicable per annum interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the initial interest rates set forth on the cover page of this prospectus.

Any increase or decrease in the applicable interest rate, as described above, will take effect from the first day of the applicable interest period during which a rating change requires an adjustment in the interest rate. If the applicable interest rate adjusts up and then subsequently adjust down during the same interest period, the interest rate shall be determined based on the ratings in effect at the end of the interest period.

The terms “Fitch”, “Moody’s”, “rating agencies” and “S&P” used above are as defined below in “—Purchase of Notes upon a Change of Control Repurchase Event”.

Further Issuances

MFG Finance may, from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes having the same terms as, and ranking equally and ratably with, the 20     notes in all respects (except for the issue date and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes). Any additional notes of this kind will, together with the notes offered by this prospectus, constitute a single series of notes under the indenture, with the same terms as to ranking, redemption, waivers, amendments or otherwise, as the notes, and will vote together as one class on all matters with respect to the notes of such series. MFG Finance may also offer additional debt securities of a different series from the notes offered by this prospectus.

Ranking

The notes will be:

•	unsecured and unsubordinated obligations of MFG Finance;

•	equal in ranking with all of MFG Finance’s existing and future unsecured and unsubordinated indebtedness and obligations;

•

senior in right of payment to all MFG Finance’s future subordinated debt, which may include a future issuance of securities that are eligible to receive equity treatment from relevant ratings agencies, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt”;

•

effectively rank junior in right of payment to any secured indebtedness of MFG Finance to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of its subsidiaries.

The guarantees will be unsecured and unsubordinated obligations of the guarantor and will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness and obligations of the guarantor. The guarantees will effectively rank junior in right of payment to any secured indebtedness of the guarantor to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of its subsidiaries other than MFG Finance.

We intend to use the net proceeds from this offering to repay a portion of the borrowings under the bridge loan on a pro rata basis and without regard to maturity dates of the outstanding borrowings. In addition, consistent with our capital planning, we may offer additional securities in order to refinance any remaining amounts outstanding under the bridge loan after this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt”. As of September 30, 2007, giving pro forma effect to the application of the net proceeds of this offering and our borrowings of $70 million under our bi-lateral facilities on January 25, 2008, MFG Finance, on a separate company basis, and the guarantor, on a consolidated basis, would not have any outstanding secured indebtedness and would have had approximately $             million and $1.6 billion, respectively, of outstanding unsecured indebtedness. As of that date, taking the same factors into account, all of MFG Finance’s outstanding indebtedness would have been represented by the notes, and, on a consolidated basis, substantially all of MF Global’s debt would have been represented by the notes, the borrowings under the bi-lateral facilities and any remaining borrowings under the bridge loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt”. The guarantor has guaranteed the repayment of all borrowings under the bridge and liquidity facilities.

Claims of creditors of the guarantor’s subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of the guarantor’s creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors of the guarantor’s subsidiaries.

Guarantees

In the indenture, the guarantor will fully and unconditionally guarantee all obligations of MFG Finance under the indenture and the notes. The guarantor’s obligations under the guarantees will be unsecured and unsubordinated and equal in right of payment with all existing and future unsecured and unsubordinated indebtedness and obligations of the guarantor. Any obligation of the guarantor to make a payment under the guarantees may be satisfied by causing MFG Finance to make such payment.

Additional Amounts

With respect to any payments made by the guarantor, all such payments under, or with respect to, the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge, including penalties, interest and other liabilities related thereto (“taxes”), imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the guarantor is engaged in business, resident for tax purposes or generally subject to tax on a net income basis, or any political subdivision or taxing authority of or in any of the foregoing, unless the guarantor is required to withhold or deduct taxes by law or by the official interpretation or administration thereof.

If the guarantor is so required to withhold or deduct any amount for, or on account of, such taxes from any payment made under or with respect to the notes, the guarantor will pay such additional amounts (“additional amounts”), as may be necessary so that the net amount received by each holder (including additional amounts) after such withholding or deduction will not be less than the amount such holder would have received if such taxes had not been required to be withheld or deducted.

The foregoing provisions will survive any termination or discharge of the indenture and any defeasance of the notes.

Whenever either in the indenture or this prospectus there is mentioned, in any context, payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable by the guarantor in respect thereof.

Optional Redemption

MFG Finance may redeem the notes at its option at any time, either in whole or in part. If MFG Finance elects to redeem the notes, it will pay a redemption price equal to the greater of:

•	100% of the aggregate principal amount of the notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments.

In the case of any such redemption, MFG Finance will also pay, in each case, accrued and unpaid interest thereon to, but not including, the redemption date.

In determining the present values of the remaining scheduled payments, MFG Finance will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the treasury rate (as defined below) plus     % (     basis points).

The following terms are relevant to the determination of the redemption price.

“Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the comparable treasury issue. In determining this rate, MFG Finance will assume a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent investment banker” means Citigroup Global Markets Inc. or J.P. Morgan Securities Inc., or their respective successors, as may be appointed from time to time by MFG Finance; provided, however, that if either of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), MFG Finance will substitute another primary treasury dealer.

“Comparable treasury price” means, with respect to any redemption date, (1) the arithmetic average of the reference treasury dealer quotations for such redemption date after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment advisor obtains fewer than four reference treasury dealer quotations, the arithmetic average of all reference treasury dealer quotations for such redemption date.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the arithmetic average, as determined by MFG Finance, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to MFG Finance by such reference treasury dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date for the notes being redeemed.

“Reference treasury dealer” means Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., and two other primary treasury dealers selected by MFG Finance, and each of their respective successors, and any other primary treasury dealers selected by MFG Finance.

“Remaining scheduled payments” means, with respect to any note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

A partial redemption of the notes may be effected pro rata or by lot or by such method as the trustee may deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the notes or any integral multiple thereof) of the principal amount of notes of a denomination larger than the minimum authorized denomination for the notes.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to the trustee and each holder of the notes to be redeemed.

Unless MFG Finance defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes, or portions thereof, called for redemption.

Purchase of Notes upon a Change of Control Repurchase Event

If a change of control repurchase event (as defined below) occurs, unless MFG Finance has exercised its right to redeem the notes as described above, MFG Finance will be required to make an offer to each holder of the notes to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase.

“Change of control repurchase event” means the occurrence of a change of control and a below investment grade rating event.

“Below investment grade rating event” means the notes cease to be rated investment grade by at least two of the three rating agencies on any date during the period commencing 60 days prior to the first public announcement by the guarantor of a change of control (or pending change of control) until the end of the 60-day period following public notice of the occurrence of a change of control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the rating agencies).

“Change of control” means the occurrence of any of the following:

•

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger, consolidation or scheme of arrangement), in one or a series of related transactions, of all or substantially all of the properties or assets of the guarantor and those of the guarantor’s subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than MFG Finance or another wholly-owned subsidiary of the guarantor;

•

the consummation of any transaction (including, without limitation, any amalgamation, merger, consolidation or scheme of arrangement) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than MFG Finance or another wholly-owned subsidiary of the guarantor, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the guarantor, measured by voting power rather than number of shares;

•

the guarantor consolidates with, or merges with or into, any person (other than MFG Finance or another wholly-owned subsidiary of the guarantor), or any person consolidates with, or merges with or into, the guarantor (other than MFG Finance or another wholly-owned subsidiary of the guarantor), in any transaction the result of which any of the outstanding voting shares of the guarantor or such other person are converted into or exchanged for cash, securities or other property, other than any such transaction where the voting shares of the guarantor outstanding immediately prior to such transaction constitute, or the voting shares into which the guarantor’s voting shares are reclassified, consolidated, exchanged or changed constitute, directly or indirectly, a majority of the voting shares of the surviving person, as measured by voting power, rather than the number of shares, immediately after giving effect to such transaction; or

•	the first day on which a majority of the members of the guarantor’s board of directors are not continuing directors.

Notwithstanding the foregoing, a transaction effected to create a holding company for the guarantor will not be deemed to involve a change of control if (1) pursuant to such transaction the guarantor becomes a wholly-owned subsidiary of such holding company and (2) the holders of the voting shares of such holding company immediately following such transaction are the same as the holders of the voting shares of the guarantor immediately prior to such transaction.

“Continuing directors” means, as of any date of determination, any member of the guarantor’s board of directors who:

•	was a member of such board of directors on the first date that any of the notes were issued; or

•

was elected or appointed to the guarantor’s board of directors with the approval of a majority of the continuing directors who were members of the guarantor’s board at the time of such election or appointment.

“Fitch” means Fitch Ratings, or any successor thereto.

“Investment grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such rating agency ceases to publish a senior unsecured credit rating for the guarantor for reasons outside of the guarantor’s control, the equivalent investment grade credit rating from any rating agency selected by the guarantor as a replacement rating agency).

“Moody’s” means Moody’s Investor Services Inc., or any successor thereto.

“Rating agency” means:

•	each of Fitch, Moody’s and S&P; and

•

if any of Fitch, Moody’s or S&P ceases to publish a senior unsecured credit rating of the guarantor for reasons outside of the guarantor’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the guarantor as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., or any successor thereto.

“voting shares” as applied to shares of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Repurchase Procedures

Within 30 days following any change of control repurchase event or, at the option of MFG Finance, prior to any change of control, but after the public announcement of the change of control, MFG Finance will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. MFG Finance will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, MFG Finance will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the change of control repurchase event payment date, MFG Finance will, to the extent lawful:

•	accept for payment all the notes or portions of the notes properly tendered pursuant to its offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by MFG Finance.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

MFG Finance will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by MFG Finance and such third party purchases all notes properly tendered and not withdrawn under its offer.

MFG Finance’s ability to pay cash to the holders of notes following the occurrence of a change of control repurchase event may be limited by MFG Finance’s then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. In addition, even if it has sufficient funds, future agreements relating to indebtedness to which MFG Finance and the guarantor and their respective subsidiaries are, and may become, party may restrict MFG Finance from purchasing notes upon a change of control repurchase event. If a change of control repurchase event occurs at a time when MFG Finance is prohibited from purchasing the notes, MFG Finance or the guarantor, as applicable, could seek the consent of lenders to permit the purchase of the notes or could attempt to refinance the borrowings that contain such a prohibition. If MFG Finance or the guarantor, as applicable, does not obtain such consent or refinance such borrowings, MFG Finance will remain prohibited from purchasing the notes. In addition, future indebtedness of MFG Finance or the guarantor and their respective subsidiaries may provide that certain change of control events with respect to MFG Finance or the guarantor would constitute a default thereunder (including events that would constitute a change of control repayment event under the indenture). If MFG Finance or the guarantor experiences a change of control that triggers a default under the terms of MFG Finance’s, the guarantor’s or their respective subsidiaries’ other indebtedness, MFG Finance or the guarantor, as applicable, could seek a waiver of such default or seek to refinance such other indebtedness. In the event MFG Finance or the guarantor, as applicable, does not obtain such a waiver or refinance the indebtedness, such default could result in amounts outstanding under such other indebtedness being declared due and payable. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase all of the notes upon a change of control repurchase event”.

The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the guarantor. The change of control repurchase event feature is a result of negotiations among MFG Finance, the guarantor and the underwriters. The guarantor has no present intention to engage in a transaction involving a change of control, although it is possible that it could decide to do so in the future. Subject to the limitations discussed below, the guarantor could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect its capital structure or credit ratings.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all”, of the properties or assets of the guarantor and those of the guarantor’s subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require MFG Finance to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the properties or assets of the guarantor and those of the guarantor’s subsidiaries, taken as a whole, to another person or group may be uncertain.

Certain Covenants

Except as set forth below, neither MFG Finance, the guarantor nor any of its subsidiaries will be restricted by the indenture from:

•	incurring any indebtedness or other obligation,

•	paying dividends or making distributions on the share capital of MFG Finance, the guarantor or of such subsidiaries, or

•	purchasing or redeeming share capital of MFG Finance, the guarantor or such subsidiaries.

In addition, MFG Finance and the guarantor will not be required to maintain any financial ratios or specified levels of net worth or liquidity or to repurchase or redeem or otherwise modify the terms of any of the notes upon a change of control or other events involving the guarantor or any of its subsidiaries which may adversely affect the creditworthiness of the notes, except to the limited extent provided under “—Purchase of Notes upon a Change of Control Repurchase Event”. Among other things, the indenture will not contain covenants designed to afford holders of the notes any protections in the event of a highly leveraged or other transaction involving the guarantor that may adversely affect holders of the notes, except to the limited extent provided under “—Purchase of Notes upon a Change of Control Repurchase Event”.

The indenture will contain the following principal covenants:

Limitation on Liens

The indenture provides that the guarantor will not, and will not permit any subsidiary to, incur, issue, assume or guarantee any indebtedness for borrowed money if such indebtedness is secured by a pledge of, lien on, or security interest in any common shares of any subsidiary, without providing that the notes and, at the guarantor’s option, any other indebtedness ranking equally and ratably with such indebtedness, is secured equally and ratably with (or prior to) such other secured indebtedness.

Limitations on Mergers and Sales of Assets

MFG Finance. The indenture provides that MFG Finance will not merge, amalgamate or consolidate or transfer or lease its assets substantially as an entirety, unless:

•

the successor or continuing company is either MFG Finance or is a direct or indirect subsidiary of the guarantor (or any successor or continuing company of the guarantor) organized under the laws of the United States, any state thereof or the District of Columbia and, if the successor or continuing company is a person other than the guarantor or MFG Finance, expressly assumes by supplemental indenture all of MFG Finance’s obligations under the indenture; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture.

The guarantor. The indenture provides that the guarantor will not merge, amalgamate or consolidate or transfer or lease its assets substantially as an entirety, unless:

•

the successor or continuing company is either the guarantor or is a person organized under the laws of Bermuda, the United States, any state thereof, the District of Columbia, any full member state of the European Union, Canada, Australia or Switzerland (or any political subdivision thereof) and, if the successor or continuing company is a person other than the guarantor, expressly assumes by supplemental indenture all of the guarantor’s obligations under the indenture and the guarantees; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture.

If MFG Finance or the guarantor engages in any transaction described in and complies with the conditions listed in this covenant, the successor will be substituted for MFG Finance or the guarantor, as the case may be, for the purposes of the indenture with the same effect as if it and not MFG Finance or the guarantor, as the case may be, had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of MFG Finance or the guarantor, as the case may be, under the indenture and MFG Finance or the guarantor, as the case may be, would be discharged from all obligations and covenants under the indenture and the notes. Neither MFG Finance nor the guarantor will be restricted under the limitation described above with regard to any transaction (including any change of control) other than a merger, amalgamation or consolidation, or a transfer or lease of its assets, as specified above.

Reports

The indenture provides that so long as any notes are outstanding, if the guarantor is subject to the periodic reporting requirements of the Exchange Act, the guarantor will furnish to the trustee, within 15 days after it files the same with the SEC, copies of the annual reports and of the information, documents and other reports that it is required to file with the SEC pursuant to Section 13 and Section 15(d) of the Exchange Act, which includes: (1) all quarterly and annual reports on Forms 10-Q and 10-K; and (2) all current reports on Form 8-K.

Each annual report on Form 10-K will include a report on the guarantor’s consolidated financial statements by the guarantor’s certified independent accountants. In addition, the guarantor will post a copy of each of the reports referred to in clauses (1) and (2) above on its website for public availability after it files the same with the SEC.

If, at any time, the guarantor is no longer subject to the periodic reporting requirements of the Exchange Act referred to above for any reason, the indenture requires that the guarantor will nevertheless continue to prepare financial statements substantially similar to those which would have been required to be included in each of the reports specified in clause (1) above had the guarantor been subject to such Exchange Act reporting requirements (with all such financial statements prepared in accordance with Regulation S-X promulgated by the SEC and all such annual financial statements including a report thereon from the guarantor’s independent registered public accounting firm) and post copies thereof to its website for public availability within the time periods that would have been applicable to filing such reports with the SEC in the rules and regulations applicable to such reports if the guarantor had been required to file those reports with the SEC; provided, however, that if the guarantor is no longer subject to the periodic reporting requirements of the Exchange Act, the guarantor will not be required to comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC, or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein).

In addition, the guarantor will furnish (or cause the trustee to furnish) to the holders of the notes, prospective investors, broker-dealers and securities analysts, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Events of Default

The following events are “events of default” with respect to the notes:

•	default in the payment of accrued and unpaid interest on, or additional amounts payable pursuant to the guarantee of, any notes when due and continuing for a period of 30 days;

•	default in the payment of principal or any premium on any note when due;

•	a failure to perform for 60 days after written notice any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of the notes other than such series);

•	a failure to pay beyond any applicable grace period, or the acceleration of, indebtedness in an aggregate amount greater than $50,000,000 (or its foreign currency equivalent at the time);

•

certain events of bankruptcy or insolvency related to the guarantor, its subsidiaries or any significant subsidiary of the guarantor as defined in Rule 1-02(w) of Regulation S-X under the Securities Act, whether voluntary or not;

•	the guarantee of the guarantor shall for any reason cease to exist or shall not be in full force and effect enforceable in accordance with its terms; and

•

a failure by MFG Finance to repurchase the notes tendered for repurchase following the occurrence of a change of control repurchase event in conformity with the covenant set forth under “—Purchase of Notes upon a Change of Control Repurchase Event”.

If an event of default under the indenture (other than an event of default relating to the bankruptcy, insolvency or reorganization of MFG Finance or the guarantor) occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the entire principal, premium, if any, and all accrued and unpaid interest on all notes to be due and payable immediately. An event of default relating to the bankruptcy, insolvency or reorganization of MFG Finance or the guarantor will cause the entire principal, premium, if any, and all accrued and unpaid interest on all notes to be due and payable immediately without any declaration or other act by the trustee or any holder. In addition, if such a declaration of acceleration occurs, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority of the aggregate principal amount of the outstanding notes may cancel the acceleration if MFG Finance deposits with the trustee all required payments of the principal of, and any premium or interest on the notes, plus certain fees, expenses, disbursements and advances of the trustee.

No event of default regarding the notes issued under the indenture is necessarily an event of default regarding any other series of notes that may be issued under the indenture.

The trustee is generally required to give notice to the holders of the notes within 90 days of a default of which the trustee has actual knowledge under the indenture unless the default has been cured or waived.

The indenture provides that no holder of notes may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of an event of default and the trustee fails to act, for 60 days, after:

•

it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding notes, as well as an offer of indemnity reasonably satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the outstanding notes.

This provision will not prevent, however, any holder of notes from instituting suit for the enforcement of payment of the principal of, and any premium, interest or additional amounts on notes or the guarantee at their respective due dates.

Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of notes then outstanding, unless the holders have offered to the trustee security or indemnity satisfactory to it. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of notes not joining in the direction.

Modification of the Indenture

MFG Finance, the guarantor and the trustee may modify or amend the indenture only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of each series affected by the change. However, no modification or amendment may, without the consent of the holder of each outstanding note affected, do any of the following:

•	change the stated maturity of any note;

•	reduce the principal amount of or premium, if any, on any note;

•	change any obligation of the guarantor to pay additional amounts described above under “—Additional Amounts”;

•	reduce the rate or extend the time of payment of interest;

•	change the place or currency of payment of principal, premium, if any, or interest;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	reduce the percentage in principal amount of holders of notes of any series whose consent is required to change the indenture for that series of notes;

•	reduce the percentage in principal amount of holders of notes of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify the provisions on modification and waiver; or

•	release the guarantor or modify the guarantee other than in accordance with the indenture.

MFG Finance, the guarantor and the trustee may modify or amend the indenture, without the consent of any holder of notes, for any of the following purposes:

•	to evidence the succession of another person to MFG Finance or the guarantor as obligor under the indenture;

•	to add to the covenants for the benefit of the holders of notes or to surrender any right or power conferred upon MFG Finance or the guarantor in the indenture;

•	to add any additional Events of Default for the benefit of the holders of the notes;

•	to add or change any provisions of the indenture to facilitate the issuance of or exchange into, or to liberalize certain terms of, notes in bearer form, or in uncertificated form;

•	to add, change or eliminate any provisions of the indenture, provided that any such addition, change or elimination shall:

•	become effective only when there are no outstanding notes created prior to the change or elimination which are entitled to the benefit of the applicable provision, or

•	not apply to any outstanding notes created prior to the change or elimination;

•	to provide for the acceptance or appointment of a successor or separate trustee; or

•	to cure any ambiguity, defect or inconsistency in the indenture.

The indenture will provide that the holders of a majority in aggregate principal amount of the outstanding notes of any series may waive compliance by MFG Finance with specific restrictive provisions of the indenture on behalf of the holders of all notes of that series. The holders of not less than a majority in principal amount of the outstanding notes of any series may waive any past default under the indenture on behalf of all holders of notes of that series, except a default in the payment of principal, premium, if any, or interest on any note of that series or a default in respect of a covenant or provision of the indenture that cannot be amended without the consent of the holder of each outstanding note of the series affected.

Defeasance and Covenant Defeasance

MFG Finance may, at its option, discharge its obligations to holders of the notes that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. MFG Finance may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount sufficient to pay, when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the notes. MFG Finance must also pay all other amounts it is obligated to pay under the indenture and deliver to the trustee an opinion of counsel to the effect that all conditions to discharge of the indenture with respect to such notes have been satisfied.

MFG Finance may also discharge any and all of its obligations to holders of notes at any time, which is referred to as “defeasance”. MFG Finance may also be released from the obligations imposed by any covenants of any outstanding notes and provisions of the indenture, and may omit to comply with those covenants without creating an event of default under the trust declaration, which is referred to as “covenant defeasance”. MFG Finance may effect defeasance and covenant defeasance only if, among other things, MFG Finance irrevocably deposits with the trustee cash or U.S. government obligations, as trust funds, in an amount that will provide money in an amount sufficient to pay the principal of, premium, if any, and interest on all outstanding notes on their stated maturities. In addition, MFG Finance must deliver an opinion of counsel to the trustee. In the case of covenant defeasance, the opinion must be to the effect that holders and beneficial owners of the notes will not recognize gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as if no covenant defeasance had occurred. In the case of defeasance, the opinion must be to the effect that MFG Finance has received a ruling from the United States Internal Revenue Service, the Internal Revenue Service has published a ruling or there has been a change in tax law, and based on that ruling or change, holders and beneficial owners of the notes will not recognize gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as if no defeasance had occurred. MFG Finance will remain subject to obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust.

Denominations, Interest, Registration and Transfer

The notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The principal of, and any premium, or interest on, the notes will be payable in U.S. dollars at the corporate trust office of the trustee, initially located at 60 Wall Street, 27th Floor, New York, NY 10005. Payment of principal of and premium, if any, and interest on a global note registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note. If any of the notes are no longer represented by a global note, payment of interest on certificated notes in definitive form may, at the option of MFG Finance, be made by (i) check mailed directly to holders at their registered addresses or (ii) upon request of any holder of at least $1,000,000 principal amount of notes, wire transfer to an account located in the United States maintained by the payee. See “Book-Entry System”.

MFG Finance will have the right to require a holder of notes, in connection with any payment on such notes, to certify information to it or, in the absence of such certification, MFG Finance will be entitled to rely on any legal presumption to enable it to determine its obligation, if any, to deduct or withhold taxes, assessments or governmental charges from such payment. MFG Finance may at any time designate additional paying agents, remove any paying agents, or approve a change in the office through which any paying agent acts, except that MFG Finance will be required to maintain a paying agent in the place of payment for the notes. All monies MFG Finance or the guarantor pay to a paying agent for the payment of principal of, or any premium, interest or additional amounts which remain unclaimed at the end of two years after the principal, premium, interest or additional amounts has become due and payable will be repaid to MFG Finance, subject to any applicable law. After this time, the holder of the note will be able to look only to MFG Finance for payment.

Any interest not punctually paid on any interest payment date with respect to a note will be defaulted interest and will cease to be payable to the holder on the original regular record date and may either:

•	be paid to the holder at the close of business on a special record date for the payment of defaulted interest to be fixed by the trustee; or

•	be paid at any time in any other lawful manner, all as more completely described in the indenture.

If the defaulted interest is to be paid on a special record date, notice of the special record date will be mailed to each holder of such note not less than ten days before the special record date.

Subject to certain limitations imposed on notes issued in book-entry form, the notes will be exchangeable for other notes with the same terms and with the same total principal amount and authorized denomination upon surrender of the notes at the corporate trust office of the trustee. In addition, subject to certain limitations imposed upon notes issued in book-entry form, the notes may be surrendered for transfer or exchange at the corporate trust office of the trustee. Every note surrendered for transfer or exchange will be duly endorsed or accompanied by a written instrument of transfer. There will be no service charge on any transfer or exchange of notes, but MFG Finance may require payment by holders to cover any tax or other governmental charge payable in connection with the transfer or exchange.

If MFG Finance designates a transfer agent (in addition to the trustee) for the notes, MFG Finance may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, except that MFG Finance will be required to maintain a transfer agent in the place of payment for the notes. MFG Finance may at any time designate additional transfer agents with respect to the notes.

Neither MFG Finance, nor the guarantor, nor any trustee will be required to do any of the following:

•

issue, register the transfer of or exchange notes during a period beginning at the opening of business 15 days before there is a selection of notes to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

•	register the transfer of or exchange any note, or portion thereof, called for redemption, except the unredeemed portion of any note being only partially redeemed; or

•	issue, register the transfer of or exchange any note that has been surrendered for repayment at the option of the holder, except the portion, if any, of the note that is not to be repaid.

Global Securities

The notes will be issued in the form of one or more fully registered global securities that will be deposited with The Depository Trust Company, the initial securities depositary for the notes, or its nominee and registered in the name of the depositary or its nominee. See “Book-Entry System”. One or more registered global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding registered notes. Unless and until it is wholly exchanged for notes in definitive registered form, a registered global security may not be transferred except as a whole by the depositary to its nominee or by a nominee to the depositary or another nominee, or by the depositary or its nominee to a successor of the depositary or the successor depositary’s nominee.

Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with, or are participants of, the depositary for the registered global security or persons that may hold interests through participants. When MFG Finance issues a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the notes represented by the registered global security owned by those participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the notes. Ownership of participants in a registered global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary and ownership of persons who hold notes through participants will be reflected on the records of participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary’s system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which are referred to herein to as indirect participants. Persons who are not participants or indirect participants may beneficially own registered global securities held by the depositary only through participants or indirect participants.

So long as the depositary, or its nominee, is the registered owner of the global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the notes represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form, and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant and, if applicable, the indirect participant through which such person owns its interest, to exercise any rights of a holder under the indenture. MFG Finance understands that under existing industry practices, if MFG Finance requests any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary would authorize the participants holding the beneficial interests to give or take the action, and the participants and, if applicable, indirect participants would authorize beneficial owners owning through the participants and, if applicable, indirect participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and any premium, interest or additional amounts on notes represented by a registered global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of the guarantor, MFG Finance, the trustee or any other agent of MFG Finance or the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

MFG Finance expects that once the depositary receives any payment of principal of, and any premium, interest or additional amounts on a registered global security, the depositary will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. MFG Finance also expects that payments by participants or, if applicable, indirect participants to owners of beneficial interests in the registered global security held through the participants or, if applicable, indirect participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the participants or indirect participants as the case may be.

Neither the guarantor, MFG Finance, the trustee, any paying agent, nor the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security for such notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the depositary for the notes notifies MFG Finance that it is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, MFG Finance has agreed to appoint a successor depositary. If MFG Finance does not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days after it becomes aware of the unwillingness, inability or ineligibility, or an event of default has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes represented by the registered global security advise the depositary to cease acting as depositary for such registered global security, MFG Finance will issue notes in definitive form in exchange for the registered global security. In addition, MFG Finance may at any time and in its sole discretion determine not to have the notes represented by one or more registered global securities and, in such event, will issue the notes in definitive form in exchange for all of the registered global security or securities representing the notes. Any notes issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the trustee. It is expected that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security.

Governing Law

The indenture (including the guarantees) and the notes will be governed by, and will be construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Deutsche Bank Trust Company Americas is the trustee under the indenture and has also been appointed by MFG Finance to act as registrar, transfer agent and paying agent for the notes.

BOOK-ENTRY SYSTEM

DTC

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate principal amount of notes, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in notes, so long as the corresponding securities are represented by global security certificates.

DTC has advised MFG Finance that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority. Access to the DTC system is also available to others, referred to as “indirect participants”, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of securities other than DTC or its nominees will not be recognized by the relevant registrar, transfer agent, paying agent or trustee as registered holders of the securities entitled to the benefits of the guarantees or the indenture. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the securities of any class are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to any securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to MFG Finance or its agent. Under these circumstances, in the event that a successor securities depositary is not obtained, certificates for the notes are required to be printed and delivered. MFG Finance may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificates for the notes will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all securities represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of such securities. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the securities represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•

will not be considered to be owners or holders of the global security certificates or any securities represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of such securities.

All redemption proceeds, distributions and interest payments on the securities represented by the global security certificates and all transfers and deliveries of such securities will be made to DTC or its nominee, as the case may be, as the registered holder of the securities. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. None of the guarantor, MFG Finance, the trustee or any agent for any of them will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the guarantor nor MFG Finance will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities to pledge them to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised MFG Finance that it will take any action permitted to be taken by a registered holder of any securities under the guarantees or the indenture, only at the direction of one or more participants to whose accounts with DTC the relevant securities are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that the guarantor and MFG Finance believe to be accurate, but they assume no responsibility for the accuracy thereof.

Euroclear and Clearstream, Luxembourg

For so long as DTC acts as the depositary, interests in the global security certificate may also be held through Clearstream Banking, société anonyme, which is referred to as “Clearstream. Luxembourg”, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which is referred to as “Euroclear”, in each case, as a participant in DTC. Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names in DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. MFG Finance has no control over those systems or their participants, and it takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations of the purchase, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to differing interpretations. This discussion only applies to you if you hold notes as “capital assets”, within the meaning of the Code, and you purchase your notes in this offering for a price equal to their “issue price” (i.e., the first price at which a substantial amount of the notes are sold for money to the public).

This discussion is for general information only and does not address all of the material tax considerations that may be relevant to you in light of your particular circumstances or to beneficial owners of the notes that are subject to special treatment under U.S. federal income tax laws (such as financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding notes in a tax-deferred or tax-advantaged account, former citizens or residents of the United States, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or other “integrated” transaction for tax purposes). This discussion does not address any state, local or foreign tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

For purposes of this discussion, a U.S. holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and has made a valid election to continue to be treated as a U.S. person.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of a note that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the tax treatment of the partnership and its partners will generally depend upon the status and activities of the partnership and its partners. A prospective purchaser of the notes that is treated as a partnership for U.S. federal income tax purposes, or a partner in any such partnership, should consult its own tax advisors regarding the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes.

Persons considering the purchase of the notes should consult their own tax advisors with respect to the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes in light of their own particular circumstances, as well as the effect of any state, local, foreign and other tax laws.

U.S. Holders

Under certain circumstances as described under “Description of Notes—Interest Rate Adjustment”, MFG Finance will be obligated to pay additional interest on the notes. According to applicable Treasury Regulations, the possibility of such contingent payments will not cause the notes to be subject to the special rules applicable to contingent payment debt instruments if, as of the issue date, the contingency is either “remote” or “incidental”. MFG Finance believes that the payment of these additional interest payments is a remote or incidental contingency, and therefore also intends to treat any such payment of additional interest as taxable to you as additional ordinary income at the time you receive the additional interest or when it accrues in accordance with your regular method of accounting for U.S. federal income tax purposes. This determination that such payments are a remote or incidental contingency for these purposes is binding on you, unless you disclose in the proper manner to the IRS that you are taking a different position. This determination is not, however, binding on the IRS and if the IRS were to challenge this determination, the amount and timing of interest income recognized on your notes could differ and you might be required to treat income realized on the taxable disposition of a note as ordinary income rather than capital gain. You should consult your own tax advisors as to the U.S. federal income and other tax consequences relating to the payment of these additional interest payments. The following discussion is based on the assumption that the payment of these additional interest payments is a remote or incidental contingency.

Interest Income

You will be taxed on interest on your notes as ordinary income at the time you receive the interest or when it accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Disposition of the Notes.

You will generally recognize capital gain or loss on the sale, exchange, redemption or other disposition of your note equal to the difference between the amount you realize on the sale, exchange, redemption or other disposition, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as ordinary income), and your tax basis in your note. Your tax basis in your note generally will be its initial purchase price. That gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the note had been held for more than one year as of the date of such sale, exchange, redemption or other disposition. A U.S. holder that is an individual is generally entitled to preferential rates of taxation for long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax and certain expatriates, among others that are subject to special treatment under the Code. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Under present U.S. federal income tax law, and subject to the discussion below concerning backup withholding, the following is a discussion of the U.S. federal income tax and withholding tax considerations generally applicable to non-U.S. holders:

(a)	payments of principal and interest with respect to a note held by or for a non-U.S. holder will not be subject to U.S. federal income or withholding tax, provided that, in the case of interest, (i) such non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of MFG Finance or of the guarantor entitled to vote, (ii) such non-U.S. holder is not a controlled foreign corporation that is related, directly or indirectly, to MFG Finance through sufficient stock ownership or a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code (as described below) has been fulfilled with respect to such non-U.S. holder; and

(b)	a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption or other disposition of a note, unless (i) such non-U.S.

holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange, redemption or other disposition and certain other conditions are met or (ii) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States (in each case, subject to the provisions of an income tax treaty).

In general, Sections 871(h) and 881(c) of the Code require that, in order to obtain the exemption from U.S. federal withholding tax described in paragraph (a) above, the non-U.S. holder must provide a statement to the withholding agent to the effect that the non-U.S. holder is not a U.S. person. Such requirement generally will be fulfilled if the non-U.S. holder certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address. In the case of notes held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foreign intermediary or partnership, as the case may be, generally must provide IRS Form W-8IMY to the withholding agent with the required attachments, including an appropriate certification by each beneficial owner.

If a non-U.S. holder is engaged in a trade or business in the United States, and if amounts treated as interest for U.S. federal income tax purposes on a note or gain realized on the sale, exchange, redemption or other disposition of a note are effectively connected with the conduct of such trade or business, the non-U.S. holder, although generally exempt from U.S. federal withholding tax described in paragraph (a) above, will generally be subject to regular U.S. federal income tax on such effectively connected income or gain in the same manner as if it were a U.S. holder (subject to the provisions of an applicable income tax treaty). In lieu of the IRS forms described above, such non-U.S. holder will be required to provide IRS Form W-8ECI to the withholding agent in order to claim an exemption from U.S. federal withholding tax. In addition, if such non-U.S. holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements generally apply to interest and principal payments made to, and to the proceeds of sales by, certain non-corporate U.S. holders. A U.S. holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing an IRS Form W-9. In the case of a non-U.S. holder, backup withholding generally will not apply to payments on, or proceeds from the sale, exchange, redemption or other disposition of, a note if the statement referred to in clause (a)(iii) of the second paragraph under the heading “—Non-U.S. Holders” has been received. Withholding agents must nevertheless report to the IRS and to each non-U.S. holder the amount of interest paid with respect to the notes held by such non-U.S. holder and the rate of withholding (if any) applicable to such non-U.S. holder. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. federal income tax liability of the beneficial owner who holds the notes provided the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and MFG Finance has agreed to sell to that underwriter, the principal amount of the notes set forth opposite the underwriter’s name.

Underwriter	Principal amount of notes due 20
Citigroup Global Markets Inc.	$
J.P. Morgan Securities Inc.

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the applicable public offering price set forth on the cover page of this prospectus and some of the notes to dealers at the applicable public offering price less a concession not to exceed         % of the principal amount of the 20     notes. The underwriters may allow, and dealers may reallow, a concession not to exceed         % of the principal amount of the 20     notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that MFG Finance is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by MFG Finance
Per 20 note		%

In connection with the offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

MFG Finance estimates that its total expenses for this offering will be $2.57 million.

MFG Finance intends to use more than 10% of the net proceeds of the sale of the notes to repay indebtedness under the existing bridge loan owed by an affiliate of MF Global Finance to banking affiliates of the underwriters. Accordingly, this offering is being made in compliance with the requirements of Conduct Rule 2710(h) of the Financial Industry Regulatory Authority.

The underwriters and their affiliates have performed investment banking and other commercial and advisory services for the guarantor and its subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for the guarantor and its subsidiaries in the ordinary course of their business. In particular, certain of the underwriters have engaged, and may continue to engage, in transactions with the guarantor and its subsidiaries in the ordinary course of our business as a provider of execution and clearing services in the futures, derivatives, foreign exchange and securities markets for which they or the guarantor and its subsidiaries received customary compensation. Affiliates of Citigroup Global Markets Inc. provide the guarantor and its subsidiaries with cash management, custody and clearing services, and securities finance and banking services in various locations. Additionally they provide pricing, execution and counterparty services in a number of asset types, primarily including foreign exchange, interest rates and derivatives. The guarantor and its subsidiaries also provide affiliates of Citigroup Global Markets Inc. with execution services on some exchange traded markets. Affiliates of J.P. Morgan Securities Inc. provide the guarantor and its subsidiaries futures and options execution and clearing services, U.S. government securities clearing services, cash management and trust account services, intraday credit support and bilateral credit, as well as act as a third-party Continuous Linked Settlement bank, DTC settlement bank and collateral agent for the guarantor and its subsidiaries. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as underwriters in the guarantor’s initial public offering. Affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are lenders under our bridge loan, which is being partially repaid with the proceeds of this offering, and our $1.5 billion liquidity facility. In addition, we have 364-day revolving credit facilities with affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. amounting to $50 million each. MFG Finance has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This prospectus does not constitute an offer of, or an invitation by or on behalf of MFG Finance, or by or on behalf of the underwriters, to subscribe for or purchase, any of the notes in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the notes in certain jurisdictions may be restricted by law. MFG Finance and the underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

The notes may not be offered or sold and will not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority. In addition, an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to MFG Finance. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by MFG Finance of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to article 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The notes may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to the notes may be publicly issued in connection with any such offer or distribution. The notes have not been and will not be approved by any Swiss regulatory authority.

The notes may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF THE NOTES

The validity of the notes and the guarantees offered hereby has been passed upon for MFG Finance and MF Global by Sullivan & Cromwell LLP, New York, New York, counsel to MFG Finance and MF Global. Certain matters under the laws of Bermuda related to the guarantees will be passed upon by Conyers Dill & Pearman, Hamilton, Bermuda, Bermuda counsel to MF Global. The validity of the notes and the guarantees will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Sullivan & Cromwell LLP and Fried, Frank, Harris, Shriver & Jacobson LLP will rely as to matters of Bermuda law relating to the guarantees upon the opinion of Conyers Dill & Pearman.

EXPERTS

The financial statements as of March 31, 2007 and 2006 and for each of the three years in the period ended March 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1, as amended on a registration statement on Form S-1, including exhibits, schedules and amendments filed with these registration statements, under the Securities Act, with respect to the notes to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the notes to be sold in the offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. You may read and copy this information, including the exhibits and schedules to the registration statement, without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our filings with the SEC, including our registration statement, are also available to you on the Securities and Exchange Commission’s website www.sec.gov.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Bermuda company and it may be difficult for investors to enforce judgments against us or our directors and executive officers.

We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws. Notwithstanding the foregoing, we have irrevocably agreed that we may be served with process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the United States relating to the transactions covered by this prospectus by serving Howard Schneider, our U.S. agent appointed for that purpose. Mr. Schneider’s address is 717 Fifth Avenue, New York, New York 10022.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda legal counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of the judgments of U.S. courts in Bermuda. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because the judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

MF Global Ltd.

Consolidated and Combined Financial Statements

As of and for the six months ended September 30, 2007 and 2006

UNAUDITED

MF GLOBAL LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollars in thousands, except share data)

	Six months ended September 30,
	2007	2006
Revenues
Execution only commissions	$246,497	$192,232
Cleared commissions	716,494	612,825
Principal transactions	212,545	191,534
Interest income	2,250,590	1,471,368
Other	28,762	15,247

Total revenues	3,454,888	2,483,206

Interest and transaction-based expenses:
Interest expense	2,047,606	1,355,256
Execution and clearing fees	454,221	331,947
Sales commissions	143,154	117,151

Total interest and transaction-based expenses	2,644,981	1,804,354

Revenues, net of interest and transaction-based expenses	809,907	678,852

Expenses
Employee compensation and benefits (excluding non-recurring IPO awards)	467,417	415,188
Employee compensation related to non-recurring IPO awards	15,018	—
Communications and technology	55,059	48,674
Occupancy and equipment costs	17,311	17,116
Depreciation and amortization	25,436	21,833
Professional fees	31,973	18,173
General and other	44,844	42,126
PAAF legal settlement	69,000	—
IPO-related costs	47,241	7,447
Refco integration costs	2,069	15,795

Total other expenses	775,368	586,352

Gains on exchange seats and shares	74,247	14,094
Loss on extinguishment of debt	18,268	—
Interest on borrowings	31,140	21,913

(Loss)/Income before provision for income taxes	59,378	84,681
Provision for income taxes	73,764	28,544
Minority interests in income of combined companies (net of tax)	2,213	768
Equity in earnings of unconsolidated companies (net of tax)	(1,096)	1,136

Net (loss)/income	$(17,695)	$56,505

(Loss)/Earnings per share (see Note 11):
Basic	$(0.16)	$0.54
Diluted	$(0.16)	$0.54
Weighted average number of common shares outstanding:
Basic	110,284,746	103,726,453
Diluted	110,284,746	103,726,453

The accompanying notes are an integral part of these financial statements.

MF GLOBAL LTD.

CONSOLIDATED AND COMBINED BALANCE SHEETS

(Unaudited)

(Dollars in thousands, except share data)

	September 30,	March 31,
	2007	2007
Assets
Cash and cash equivalents	$2,614,082	$1,733,098
Cash segregated under Federal and other regulations	5,767,589	4,373,496
Securities purchased under agreements to resell	28,674,816	19,056,287
Securities borrowed	3,166,893	4,843,281
Securities received as collateral	370,404	555,229
Securities owned, at fair value ($9,590,619 and $10,126,783 pledged, respectively)	14,268,169	13,598,979
Receivables:
Brokers, dealers and clearing organizations	8,270,424	6,185,144
Customers (net of allowances of $14,446 and $13,370 respectively)	1,239,264	801,643
Affiliates	10,839	12,004
Other	45,068	41,741
Memberships in exchanges, at cost (market value of $61,287 and $140,904, respectively)	9,539	17,514
Furniture, equipment and leasehold improvements, net	52,565	45,756
Goodwill	58,618	35,767
Intangible assets, net	213,197	202,291
Other assets	291,320	168,042

TOTAL ASSETS	65,052,787	51,670,272

Liabilities and Shareholders’ Equity/ Equity
Short-term borrowings, including current portion of long-term borrowings	1,533,319	82,005
Securities sold under agreements to repurchase	24,688,668	16,874,222
Securities loaned	7,430,230	10,107,681
Obligation to return securities borrowed	370,404	555,229
Securities sold, not yet purchased, at fair value	6,655,503	3,378,462
Payables:
Brokers, dealers and clearing organizations	4,199,781	2,561,509
Customers	18,458,996	15,756,035
Affiliates	83,133	869,897
Accrued expenses and other liabilities	376,840	345,868
Long-term borrowings	—	594,622

TOTAL LIABILITIES	63,796,874	51,125,530

Commitments and contingencies (Note 13)
Minority interests in consolidated subsidiaries	8,265	6,973

SHAREHOLDERS’ EQUITY/ EQUITY
Preference shares, $1.00 par value per share; 200,000,000 shares authorized, no shares issued and outstanding	—
Common shares, $1.00 par value per share; 1,000,000,000 shares authorized, 119,632,432 shares issued and outstanding	119,632
Additional paid-in capital	1,217,910
Accumulated other comprehensive income (net of tax)	698
Accumulated deficit	(90,592)

TOTAL SHAREHOLDERS’ EQUITY/ EQUITY	1,247,648	537,769

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/ EQUITY	$65,052,787	$51,670,272

The accompanying notes are an integral part of these financial statements.

MF GLOBAL LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands, except share data)

	Six months ended September 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/ income	$(17,695)	$56,505
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Realized gains on sale of exchanges seats and shares	(143,890)	(4,293)
Depreciation and amortization	25,436	21,833
Stock-based compensation expense	40,052	10,771
Bad debt expense	2,634	3
Deferred income taxes	(30,984)	(11,948)
Equity in income of unconsolidated affiliates	1,096	(1,136)
Income applicable to minority interests, net of tax	2,213	768
Loss on extinguishment of debt	18,268	—
Loss on disposal of furniture, equipment and leasehold improvements	234	—
(Increase)/decrease in operating assets:
Cash segregated under Federal and other regulations	(1,316,041)	(260,955)
Securities purchased under agreements to resell	(9,618,529)	(5,786,064)
Securities borrowed	1,676,388	726,579
Securities owned	(652,384)	(4,984,583)
Receivables:
Brokers, dealers and clearing organizations	(2,006,766)	1,035,593
Customers	(410,652)	65,387
Affiliates	17,097	9,730
Other	(2,625)	9,970
Other assets	(88,219)	(533)
Increase/(decrease) in operating liabilities:
Securities sold under agreements to repurchase	7,814,446	8,399,245
Securities loaned	(2,677,451)	(1,109,747)
Securities sold, not yet purchased, at fair value	3,277,041	2,264,954
Payables:
Brokers, dealers and clearing organizations	1,635,671	(439,135)
Customers	2,506,420	44,310
Affiliates	52,938	57,737
Accrued expenses and other liabilities	34,145	(612)

Net cash provided by operating activities	$138,843	$104,379

The accompanying notes are an integral part of these financial statements.

MF GLOBAL LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS, continued

(Unaudited)

(Dollars in thousands, except share data)

	Six months ended September 30,
	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of $8,236 cash acquired (Note 3)	$(49,759)	$—
Proceeds from sale of memberships in exchanges	164,182	7,354
Purchase of memberships in exchanges	(900)	(3,627)
Purchase of furniture, equipment and leasehold improvements	(17,760)	(15,525)
Proceeds from sale of furniture, equipment and leasehold improvements	149	8

Net cash provided by/(used in) investing activities	95,912	(11,790)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bridge financing	1,400,000	—
Proceeds from other short-term borrowings	51,314	71,195
Repayments of private placement notes	(472,620)	—
Repayments of borrowings from Man Group	(927,380)	(6,434)
Proceeds from Recapitalization	516,223	—
Proceeds from Man Group for indemnification of tax expense	54,997	—
Distribution to minority interest	(523)	—
Dividends to Man Group	(1,011)	—

Net cash provided by financing activities	621,000	64,761

Effect of exchange rates on cash and cash equivalents	25,229	2,245

Increase in cash and cash equivalents	880,984	159,595
Cash and cash equivalents at beginning of year	1,733,098	1,413,512

Cash and cash equivalents at end of year	$2,614,082	$1,573,107

SUPPLEMENTAL NON-CASH FLOW INFORMATION
Securities received as collateral	184,825	(382,877)
Obligation to return securities borrowed	(184,825)	382,877
Net distributions to Man Group	139,900	(26,641)

The accompanying notes are an integral part of these financial statements.

MF GLOBAL LTD.

CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN

SHAREHOLDERS’ EQUITY/ EQUITY

(Unaudited)

(Dollars in thousands, except share data)

	Common Shares	Additional paid-in capital	Retained Earnings (Subsequent to Reorganization and Separation)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity/Equity
Equity at March 31, 2007					$537,769
Net income prior to Reorganization and Separation					72,897
Dividends to Man Group prior to Reorganization and Separation					(1,011)
Foreign currency translation					(462)
Change in available for sale securities prior to Reorganization and Separation					(24,652)
Net distribution to Man Group prior to Reorganization and Separation					139,900

Total Equity prior to Reorganization and Separation					$724,441

Issuance of shares as part of Formation and Separation	$103,727	$620,714			$724,441
Effect of Recapitalization	17,379	498,844			516,223
Shares repurchased from Man Group	(1,474)	1,474			—
Tax indemnification from Man Group as capital contribution		54,997			54,997
Non cash contribution for Man Group plc equity awards		1,829			1,829
Stock compensation award expense		40,052			40,052
Net loss following Reorganization and Separation			(90,592)		(90,592)
Foreign currency translation				4,895	4,895
Unrealized gains/losses on cash flow hedges (net of $2,917 tax)				(4,197)	(4,197)

Shareholders’ equity at September 30, 2007	$119,632	$1,217,910	$(90,592)	$698	$1,247,648

The accompanying notes are an integral part of these financial statements.

MF GLOBAL LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(Dollars in thousands, except share data)

	Six months ended September 30,
	2007	2006
Net (Loss)/ Income	$(17,695)	$56,505
Other comprehensive income adjustments:
Unrealized losses on cash flow hedges (net of $2,917 tax)	(4,197)	—
Foreign currency translation adjustment	4,433	650

Comprehensive (loss)/income	$(17,459)	$57,155

The accompanying notes are an integral part of these financial statements.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Note 1: Organization and Basis of Presentation

MF Global Ltd. (together with its subsidiaries, the “Company”) is a leading participant on the world’s major futures and securities exchanges and provides execution and clearing services for exchange-traded and over-the-counter derivative products, as well as for foreign exchange contracts and securities in the cash markets. The Company operates globally, with a presence in the United States, United Kingdom, France, Singapore, Australia, Hong Kong, Canada, and India, among others. The Company is a leading specialist broker in exchange-traded derivatives and serves a worldwide client base, ranging from financial institutions, asset managers, hedge funds, professional traders and private clients. The Company is operated and managed on an integrated basis as a single operating segment.

The Company’s principal subsidiaries operate as registered futures commission merchants and as broker-dealers, or the local equivalent, and maintain futures, options and securities accounts for customers. The Company’s subsidiaries are members of various commodities, futures, and securities exchanges in the United States, Europe, and the Asia/Pacific region and accordingly are subject to local regulatory requirements including those of U.S. Commodity Futures Trading Commission (“CFTC”), the U.S. Securities and Exchange Commission (“SEC”), and the U.K. Financial Services Authority (“FSA”), among others.

These unaudited financial statements include the following:

•	Subsequent to the Company’s Reorganization and Separation (defined below), the consolidated accounts of MF Global Ltd. and its subsidiaries.

•	Prior to such reorganization and separation, the combined financial statements of Man Financial, the brokerage division of Man Group plc and its subsidiary companies (“Man Group”), a U.K. corporation.

Initial Public Offering

The Company completed an initial public offering (“IPO”) of its common shares on July 19, 2007.

In July 2007, Man Group separated its brokerage business from its asset management business by transferring all of the entities and net assets of Man Group and its subsidiaries whose business comprised its brokerage business to Man Financial Overseas Ltd. and ED&F Man Group Ltd., two holding companies incorporated in the U.K. (the “Reorganization”). Man Group completed the separation of the brokerage business by transferring all of the outstanding capital stock of Man Financial Overseas Ltd., ED&F Man Group Ltd., Man Financial (S) Pte Ltd. and Man Financial Holdings (HK) Ltd. to MF Global Ltd. (“MF Global”), a Bermuda holding company, in connection with the IPO. In exchange for full ownership of these entities, MF Global issued 103,726,353 common shares to Man Group (the “Separation”). Following these transactions, the Company was owned by Man Group, and owned, directly or indirectly, all of the brokerage division. MF Global Finance USA Inc. and a newly formed Delaware corporation, MF Global Finance North America Inc., function as the Company’s U.S. finance subsidiaries.

Man Group also made a net capital contribution of $516,223 in cash to the Company in return for 17,379,493 common shares that the Company issued to the Man Group selling shareholder (the “Recapitalization”). The Recapitalization was based on the Company’s estimated equity at June 30, 2007, as adjusted for certain subsequent transactions, and estimated on the date of the Recapitalization. The Company and Man Group are recalculating the net capital contribution amount based on the Company’s balance sheet as of June 30, 2007, with

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

reasonable adjustment thereto, with additional consideration for activity subsequent to June 30, 2007 but prior to the IPO. To the extent the latter calculation of the net capital contribution produces a figure that is different from the original calculation, the difference will be reconciled through further cash payment between Man Group and the Company, as appropriate.

Also, pursuant to a separation agreement entered into with Man Group, the Company received $54,997 from Man Group as reimbursement for a one-time tax charge, which has been recorded through Shareholders’ Equity as a capital contribution from a shareholder. In the prior year, Man Group reorganized its U.S. affiliates by separating the affiliates engaged in brokerage activities from those engaged in investment and money management activities by means of an internal spin-off. While initially treated as tax-free for U.S. income tax purposes, the IPO had the effect of converting this earlier spin-off transaction into a fully taxable one and triggered a one-time tax charge. Under U.S. income tax principles, the Company is liable for this tax, and was reimbursed by Man Group. Any remaining amount will be reimbursed in the final settlement.

On July 19, 2007, Man Group received all of the net proceeds from the issuance of 97,379,765 shares at an IPO price of $30 per share and retained approximately 18.6% ownership in the Company. The Company did not receive any proceeds from the sale of these common shares. Man Group also transferred 1,473,514 common shares previously issued to and held by it to the Company for one dollar in aggregate by way of a share adjustment based on the difference between the estimated and final IPO price.

Basis of Presentation

The unaudited consolidated and combined financial statements are prepared in conformity with US GAAP. Management believes that these unaudited consolidated and combined financial statements include all normally recurring adjustments and accruals necessary for a fair presentation of the unaudited Consolidated and Combined Statements of Operations, Balance Sheets, Cash Flows, Changes in Stockholders’ Equity/ Equity and Comprehensive Income for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) have been omitted as permitted by Article 10 of regulation S-X and the rules and regulations of the SEC. These Unaudited Consolidated and Combined Financial Statements should be read in conjunction with the Company’s audited annual financial statements for the years ended March 31, 2007, 2006, and 2005 included in the Company’s F-1 Registration Statement (File No. 333-143395) filed with the SEC on July 18, 2007.

All significant intercompany balances and transactions between the Company’s entities have been eliminated in consolidation. Transactions between the Company and Man Group and its affiliates are herein referred to as “related party” transactions. The Company’s policy is to consolidate all entities of which it owns more than 50% unless it does not have control. Investments in entities in which the Company owns greater than 20% but less than 50% and exercises significant influence, but not control, are accounted for using the equity method of accounting. As of September 30 and March 31, 2007, the Company had a 20% equity investment in Polaris MF Global Futures Co., Ltd (“Polaris”) and a 47.9% equity investment in U.S. Futures Exchange LLC (“USFE”).

The unaudited consolidated financial statements for the six months ended September 30, 2007, represent the Company’s first reporting period subsequent to becoming a publicly-traded company. Prior to July 1, 2007 the Company’s financial statements were prepared on a combined basis as if the Company had existed on a stand-alone basis and in conformity with US GAAP. The unaudited combined financial statements were carved out from Man Group and include the accounts of the Company and its majority and wholly owned subsidiaries, in

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

each case using the historical basis of accounting for the results of operations and assets and liabilities of the respective businesses. The unaudited carved-out combined financial statements may not necessarily reflect the results of operations, financial position and cash flows if the Company had actually existed on a stand-alone basis during the periods presented. The unaudited carve-out combined financial statements include the Company’s direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by Man Group.

Relationship with Man Group

Historically, Man Group has provided financial and administrative support to the Company. In connection with the IPO, the Company entered into several transitional services agreements with Man Group pursuant to which Man Group agreed to continue to provide the Company with administrative support for certain corporate functions, such as corporate-level coordination and support services related to the Company’s regulatory capital activities, tax administration, corporate secretarial services and insurance management, for a limited transition period. Although the Company believes the terms of these agreements contain commercially reasonable terms that could have been negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than arrangements the Company could make to provide these services internally or to obtain them from unaffiliated service providers in the future. See Note 15 for further details on costs incurred with Man Group.

Note 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The nature of the Company’s business is such that the results of any interim period may not be indicative of the results to be expected for a full year.

Collateral

The Company enters into financing transactions and matched book positions principally through the use of repurchase agreements and securities lending agreements. In these transactions, the Company receives cash or securities in exchange for other securities, including U.S. government and federal agency obligations, corporate debt and other debt obligations, and equities, or cash. The Company records assets it has pledged as collateral in secured borrowings and other arrangements on the Consolidated and Combined Balance Sheets when the Company is the debtor as defined by SFAS No. 140.

The Company obtains securities as collateral principally through the use of resale agreements, securities borrowing agreements, customer margin loans and other collateralized financing activities to facilitate its matched book arrangements, inventory positions, customer needs and settlement requirements. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, to enter into securities lending or to cover short positions. As of September 30, 2007 and March 31, 2007, the fair value of securities received as collateral by the Company, excluding collateral received under resale agreements, that it was permitted to sell or repledge was $39,261,915 and $20,136,607, respectively, of which the Company sold or repledged $38,470,023 and $19,828,223, respectively. Counterparties have the right to sell or repledge these securities. See Note 5 for a description of the collateral received and pledged in connection with agreements to resell or repurchase securities.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Available for Sale Securities

Memberships in exchanges owned by the Company that are not required to conduct business are recorded at fair value within Securities Owned. During the year ended March 31, 2007, the Company classified certain of these exchange memberships as available for sale securities and accounted for them in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” because they were not held by one of the Company’s broker-dealer or Futures Commission Merchant subsidiaries. These shares were obtained in a cash-free exchange upon demutualization of an exchange; the memberships were carried at cost prior to the demutualization. As of September 30, 2007, there were no available for sale securities held, as they were sold to Man Group.

Income Taxes

The income tax provision is reflected in the combined statements of operations as if the Company operated on a stand-alone basis for all periods, consistent with the liability method prescribed by SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under this method, deferred income taxes are provided for differences between the carrying value of assets and liabilities for financial reporting and income tax purposes, and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carryforwards will not be realized.

The Company has classified deferred tax assets within Other assets, and deferred tax liabilities and accrued taxes payable within Accrued expenses and other liabilities on the Consolidated and Combined Balance Sheets.

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,” (“FIN 48”), provides recognition criteria and a related measurement model for tax positions taken by companies. Under FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized. The Company adopted the provisions of FIN 48 effective April 1, 2007. FIN 48 requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability except for the amount for which a cash payment is anticipated within one year. As of adoption, the Company had gross unrecognized tax benefits of $4,740. The total balance would, if recognized, affect the Company’s effective income tax rate in future periods.

In the six months ended September 30, 2007, the Company increased the unrecognized tax benefit related to prior years’ tax positions by $2,654. The change was primarily due to our evaluation of uncertain tax positions relating to certain transactions that occurred prior to the IPO the tax status of which may have been affected by the IPO. It is the Company’s practice to recognize interest and penalties related to income tax matters in income tax expense.

Equity

Prior to the Reorganization and Separation, the Company’s unaudited financial statements were prepared on a combined basis, and as such, the Company’s equity reflects an aggregation of accumulated earnings,

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

accumulated comprehensive income/loss, and foreign currency translation adjustments. For periods after the Reorganization and Separation, shareholders’ equity and its components have been presented on a consolidated basis from the date of the Reorganization and Separation prospectively.

Recently Issued Accounting Pronouncements

In April 2007, the FASB issued interpretation No. 39-1, “Amendment of FASB Interpretation No. 39” (FIN 39-1). This amendment allows a reporting entity to offset fair value amounts recognized for derivative instruments with fair value amounts recognized for the right to reclaim or realize cash collateral. Additionally, this amendment requires disclosure of the accounting policy on the reporting entity’s election to offset or not offset amounts for derivative instruments. FIN 39-1 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting FIN 39-1 on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently assessing the impact of the adoption of SFAS No. 159 on the Company’s combined financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently considering the impact of the adoption of SFAS No. 157 on the Company’s combined financial statements.

Note 3: Goodwill and Intangible Assets

During the six months ended September 30, 2007, the Company made two acquisitions, BrokerOne Pty. Ltd. and FXA Securities Ltd., which were not significant on an individual or aggregate basis. BrokerOne is the largest online broker for retail clients and professional traders in Australia, while FXA Securities Ltd. is a leading provider of online foreign exchange products to retail investors in Japan. The Company is still finalizing the purchase accounting for these acquisitions.

The impact of these acquisitions on Goodwill is as follows:

Balance as of March 31, 2007	$35,767
Acquisitions	22,851

Balance as of September 30, 2007	$58,618

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

The impact of these acquisitions on Intangible Assets, net, is as follows:

	September 30, 2007	March 31, 2007
Customer relationships
Gross carrying amount	$267,214	$244,875
Accumulated amortization	(71,556)	(57,879)

Net carrying amount	195,658	186,996

Technology assets
Gross carrying amount	31,357	27,858
Accumulated amortization	(16,415)	(14,200)

Net carrying amount	14,942	13,658

Trade names
Gross carrying amount	3,257	2,187
Accumulated amortization	(660)	(550)

Net carrying amount	2,597	1,637

Total	$213,197	$202,291

Note 4: Receivables from and Payables to Customers

Receivables from and payables to customers, net of allowances, are as follow:

	September 30, 2007		March 31, 2007
	Receivables from customers	Payables to customers	Receivables from customers	Payables to customers
Futures transactions	$664,244	$13,966,882	$597,831	$12,089,184
Foreign currency and other OTC derivative transactions	517,179	4,137,414	134,740	3,461,308
Securities transactions	53,088	237,861	54,366	181,087
Other	4,753	116,839	14,706	24,456

Total	$1,239,264	$18,458,996	$801,643	$15,756,035

Note 5: Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

The Company’s policy is to take possession of securities purchased under resale agreements, which consist largely of securities issued by the U.S. government. The Company retains the right to re-pledge collateral received in secured financing transactions. As of September 30, 2007, the market value of collateral received under resale agreements was $61,633,764, of which $421,521 was deposited with clearing organizations. As of March 31, 2007, the market value of collateral received under resale agreements was $40,408,815, of which $668,818 was deposited as margin with clearing organizations. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of September 30 and March 31, 2007, the market value of collateral pledged under repurchase agreements was $64,173,639 and $39,720,533 respectively. As of September 30 and March 31, 2007, there were no amounts at risk under repurchase agreements or resale agreements with a counterparty greater than 10% of Equity.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

In accordance with SFAS No. 140, the Company de-recognized assets and liabilities from the Consolidated and Combined Balance Sheets. At September 30, 2007, this consisted of securities purchased under agreements to resell and securities sold under agreements to repurchase of $12,357,647 and $6,207,897, respectively, at contract value.

Securities purchased under agreements to resell that are subject to the segregation requirements of the CFTC totaled $2,059,291 and $3,142,993 at September 30 and March 31, 2007, respectively.

The carrying values of the assets sold under repurchase transactions, including accrued interest, by maturity date are:

	September 30, 2007
	Demand	Overnight	Less than 30 days	30 to 90 days	After 90 days	Total
Security type
U.S. Governments	$2,591,509	$4,109,774	$4,480,769	$352,565	$586,092	$12,120,709
U.S. Corporations	100,601	17,395	208,443	—	29,250	355,689
Foreign Governments	242,899	1,986,371	4,681,908	1,290,689	1,149,716	9,351,583
Foreign Corporations	2,400,282	144,641	315,764	—	—	2,860,687

Total	$5,335,291	$6,258,181	$9,686,884	$1,643,254	$1,765,058	$24,688,668

	March 31, 2007
	Demand	Overnight	Less than 30 days	30 to 90 days	After 90 days	Total
Security type
U.S. Governments	$406,784	$2,145,413	$4,417,977	$633,021	$923,519	$8,526,714
U.S. Corporations	187,254	—	37,067	—	—	224,321
Foreign Governments	83,293	203,371	5,174,329	347,583	756,841	6,565,417
Foreign Corporations	1,414,135	6,636	136,999	—	—	1,557,770

Total	$2,091,466	$2,355,420	$9,766,372	$980,604	$1,680,360	$16,874,222

Note 6: Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to broker, dealers and clearing organizations consist of the following:

	September 30, 2007		March 31, 2007
	Receivables	Payables	Receivables	Payables
Securities failed to deliver/receive	$230,663	$228,581	$189,034	$157,598
Due from/to clearing broker	1,436,490	58,971	1,506,597	188,503
Due from/to clearing organizations	3,002,403	282,015	2,485,947	46,068
Fees and commissions	5,134	38,371	4,650	63,061
Unsettled trades and other	3,595,734	3,591,843	1,998,916	2,106,279

Total	$8,270,424	$4,199,781	$6,185,144	$2,561,509

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Note 7: Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at fair value, and financial instruments sold, but not yet purchased, consist of the following:

	September 30, 2007		March 31, 2007
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities and federal agency obligations	$4,326,296	$2,724,136	$2,020,701	$1,010,127
Corporate debt securities	3,030,299	—	3,146,826	—
Foreign government bonds	1,978,455	3,255,281	488,274	1,212,477
Mutual funds	—	—	1,123,800	—
Equities	4,899,256	676,086	6,656,313	1,153,164
Shares held due to demutualization of exchanges	33,802	—	154,823	—
Other	61	—	8,242	2,694

Total	$14,268,169	$6,655,503	$13,598,979	$3,378,462

At September 30 and March 31, 2007, $889,082 and $1,771,342, respectively, of U.S. government securities and federal agency obligations owned by the Company were deposited as margin with clearing organizations.

Note 8: Borrowings

Short term borrowings consist of the following:

	September 30, 2007	March 31, 2007
364-Day Bridge Facility	$1,400,000	$—
Bank overdrafts	133,319	25,453
Current portion of long-term borrowings	—	56,552

Total	$1,533,319	$82,005

Long-term borrowings consist of:

	September 30, 2007	March 31, 2007
Borrowings from Man Group	$—	$142,970
5.47% Subordinated Notes due 2014 (less unamortized discounts of $684)	—	154,497
6.15% Subordinated Notes due 2015 (less unamortized discount of $204)	—	49,063
4.84% Senior Notes due 2009 (less unamortized discounts of $260)	—	142,222
5.34% Senior Notes due 2011 (less unamortized discounts of $155)	—	59,451
5.93% Senior Notes due 2014 (less unamortized discounts of $155)	—	49,170
Floating Rate Senior Notes due 2007 (less unamortized discounts of $81)	—	44,919
Derivatives - held for hedging purposes	—	8,882

Total long-term borrowings	—	651,174

Less: Current portion	—	56,552
Long-term borrowings, excluding current portion	$—	$594,622

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

As of March 31, 2007, the Company’s long term debt consisted of subordinated borrowings with Man Group and private placement notes. Additionally, the Company had interest rate swaps in place to swap the fixed rate interest payments on subordinated and senior debt to floating rate. In July 2007, the Company entered into a 364-day unsecured committed revolving credit facility in an aggregate principal amount of up to $1,400,000, (the “bridge facility”), with several financial institutions. In July 2007, all outstanding borrowings and interest rate swaps with Man Group and third parties were repaid using the net proceeds from a $1,400,000 borrowing under the bridge facility. The bridge facility contains a minimum tangible net worth financial covenant as well as other customary covenants, including those that limit debt incurrence, asset sales, incurrence of liens, the Company’s ability to be acquired, fundamental changes to its business and failure to maintain required regulatory capital.

In repaying the private placement notes and terminating the interest rate swaps prior to their scheduled maturity, the Company incurred a loss on the early extinguishment of debt of $18,268 in the six months ended September 30, 2007, which has been disclosed separately within the Consolidated Statement of Operations. The Company expects to replace borrowings under its bridge facility with the issuance of new debt.

In anticipation of the issuance of new debt, the Company has entered into interest rate swaps, to eliminate the variability of cash flows due to changes in the U.S. Treasury rate. The interest rate swaps fix the interest rate to be applied on the first ten forecasted semi-annual interest payments associated with the Company’s planned issuance of debt. The changes in fair value of these interest rate swaps are designated and qualify as cash flow hedges in accordance with SFAS 133, and are recorded in Other Comprehensive Income within Shareholders’ Equity. The Company tests hedge effectiveness quarterly, on both a prospective and retrospective basis, using the dollar-offset method. During the six months ended September 30, 2007, there was no ineffectiveness related to this cash flow hedge, and as such no amounts have been recognized in the Consolidation Statement of Income, within Principal Transactions. The impact of the swap will be reclassified into earnings when the Company issues the related debt and makes interest payments thereon.

Note 9: Stock-Based Compensation Plans

In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and supersedes APB No. 25. Effective April 1, 2006, the Company implemented SFAS No. 123R using the modified prospective transition method.

Under this transition method, the compensation expense recognized beginning April 1, 2006 includes compensation expense for (i) all stock-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and APB No. 25, and (ii) all stock-based payments granted subsequent to March 31, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Stock-based compensation expense is generally recognized ratably over the requisite service period. The adoption of SFAS No. 123R resulted in a cumulative benefit from accounting change of $1,012 ($676, net of tax), at April 1, 2006, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.

Prior to April 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123. In adopting the provisions of SFAS No. 123R, the Company will now recognize compensation expense for the Employee Stock Purchase Plan and record

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

compensation expense for the Performance Share Plan on a straight-line basis. Prior to the adoption of SFAS No. 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123R requires excess tax benefits to be reported as a financing cash inflow rather than as a reduction of taxes paid.

Stock-based compensation issued by MF Global

In connection with the IPO, the Company established the 2007 Long-term Incentive Plan (“LTIP”) which provides for equity compensation awards in the form of share options, share appreciation rights, restricted shares, restricted share units, performance awards, cash-based awards and other awards to eligible employees, consultants, directors, and other individuals who provide services to the Company, each as determined by the Compensation Committee of the Board of Directors. Up to 24,000,000 shares may be issued under the LTIP.

On the date of the IPO, the Company issued restricted share units, share options, and restricted shares under the LTIP. Share options vest in equal installments over three years and are generally not exercisable for the first year following the IPO. The vested awards can be exercised, subject to continued employment, within seven years from the date of grant. Share options have an initial exercise price of $30 per share, equal to the price per common share in the IPO. Restricted share units vest in full after three years, subject to continued employment or meeting certain retirement eligibility criteria. Restricted share awards were also issued to employees. These awards vest in full after one year, following the IPO, subject to continued employment. Restricted share units and restricted shares issued at the IPO are defined as non-recurring IPO awards and presented in Employee Compensation related to non-recurring IPO awards within the Consolidated Statement of Operations.

Compensation expense for the stock-based compensation plans has been measured in accordance with SFAS No. 123(R). Net income for the six months ended September 30, 2007 includes $24,963 of compensation costs and $8,737 of income tax benefits related to the Company’s stock-based compensation arrangements. Of this amount, $9,960 of compensation costs have been recorded in Employee compensation and benefits (excluding IPO awards) and $15,018 of compensation costs have been recorded in Employee compensation related to non-recurring IPO awards within the Consolidated Statement of Operations.

The fair value of each share option is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

Expected Volatility: Based on the lack of historical data for the Company’s own shares, the Company based its expected volatility on a representative peer group that took into account the criteria outlined in SEC Staff accounting bulletin No. 107 (“SAB 107”): industry, market capitalization, stage of life cycle, and capital structure.

Expected Term: Expected term represents the period of time that options granted are expected to be outstanding. The Company elected to use the ‘simplified’ calculation method, which was provided for by SAB 107 to be used for companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

Expected Dividend Yield: The Company has not paid and does not expect to pay dividends in the future. Accordingly, the assumed dividend yield is zero.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Risk Free Interest Rate: The risk-free rate is determined using the implied yield currently available on zero-coupon U.S. government bonds with a term consistent with the expected term on the date of grant.

Six months ended September 30, 2007
Expected volatility	32.0%
Risk free interest rate	4.9%
Expected dividend yield	0.0%
Expected term	4.5 years

The following tables summarize activity for the Company’s plans for the six months ended September 30, 2007:

	Options	Weighted- Average Exercise Price (per share)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of April 1, 2007	—	$—	—	$—
Granted	11,468,817	30.00	7.0
Forfeited	—

Stock options outstanding as of September 30, 2007	11,468,817	30.00	6.8	—
Stock options expected to vest as of September 30, 2007	10,253,147	30.00	6.8	—
Stock options exercisable at September 30, 2007	—	$—	—	$—

	Restricted Share Units		Restricted Shares
	Awards	Weighted- Average Grant Date Fair Value (per award)	Awards	Weighted- Average Grant Date Fair Value (per award)
Nonvested as of April 1, 2007	—	$—	—	$—
Granted	7,507,879	30.00	311,935	30.00
Vested	—	—	—	—
Forfeited	—	—	—	—

Nonvested as of September 30, 2007	7,507,879	$30.00	311,935	$30.00

Total unrecognized compensation expense remaining	$175,075		$7,106
Weighted-average years expected to be recognized over	2.8		2.8

Stock-based compensation issued by Man Group

Historically, certain of the Company’s employees were granted awards under several stock-based incentive plans established by Man Group and approved by Man Group’s Remuneration Committee. At the IPO, employees that held these awards were deemed to have terminated employment with Man Group as ‘good leavers’ and outstanding awards were treated in accordance with plan guidelines. The Company did not assume or convert Man Group awards into LTIP awards or into common shares of the Company. The information presented below

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

for the six months ended September 30, 2007 includes activity through the date of the IPO and relate only to employees of the Company. Subsequent to the IPO, expense and awards exercised related to these plans are being incurred by Man Group.

Net income for the six months ended September 30, 2007 includes $22,764 of compensation costs and $8,088 of income tax benefits related to Man Group’s stock-based compensation arrangements through July 18, 2007. Net income for the three months ended September 30, 2007 includes $15,088 of compensation costs and $5,281 of income tax benefits related to Man Group’s stock-based compensation arrangements through July 18, 2007. Of the total $15,088 charge recorded in the three months ended September 30, 2007, $14,579 was recorded related to the vesting of Man Group plc awards at the IPO under the plan terms. Net income for the six months ended September 30, 2006 includes $10,771 of compensation costs and $3,231 of income tax benefits related to stock-based compensation arrangements. All of these compensation costs have been recorded in Employee compensation and benefits (excluding non-recurring IPO awards) within the unaudited Consolidated and Combined Statements of Operations. Certain stock-based compensation awards have been classified as liabilities in the unaudited Combined Balance Sheet as of September 30, 2006.

Executive Share Option Plan

Executive share option awards are stock option awards granted to selected senior employees and directors, where the ability to exercise the stock option depends on Man Group’s achievement of a financial target. The financial target is based on the retail price index, plus a margin, and on Man Group’s earnings per share, as defined by the plan. Man Group’s financial target is measured over three consecutive years, as defined by the plan. Executive share option awards are granted at the market value of Man Group stock on the date of grant, vest over three years, and lapse if the financial target is not achieved after three years. When exercised, the holder receives Man Group shares in exchange for paying cash consideration equal to the option price.

At the IPO, all outstanding executive share option awards became vested and exercisable to the extent the applicable performance criteria were achieved by Man Group as of March 31, 2007, and any options with respect to which the performance criteria were not achieved were forfeited. To the extent vested, outstanding Man Group options are exercisable for 12 months after the IPO.

The following table summarizes activity for Man Group’s Executive Share Option plan for the six months ended September 30, 2007:

	Options	Weighted- Average Exercise Price (per share) (1)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of April 1, 2007	1,768	$5.22	7.2	$10,100
Exercised	216	3.32	4.4	1,973
Vested at IPO (2)	1,552	5.59	—	—

Stock options outstanding as of September 30, 2007 (2)	—	—	—	—
Stock options vested as of September 30, 2007 (2)	—	—	—	—
Stock options exercisable at September 30, 2007(2)	—	$—	—	$—

(1)	As Man Group plc shares trade in Pound Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.
(2)	The Company has no further obligation for these awards. Awards vested at IPO are exercisable through Man Group plc.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

During the six months ended September 30, 2007, Man Group issued no stock option awards. During the six months ended September 30, 2006, Man Group issued 501 stock option awards with a weighted-average grant date fair value of $2.38. The total intrinsic value of stock options exercised during the six months ended September 30, 2007 and 2006 was $1,973 and $96, respectively. During the six months ended September 30, 2007, there were 216 stock options exercised with a $1,973 impact on cash flows from operations and financing activities.

The Company estimates the fair value of options granted under the Employee Stock Purchase Plans using the Black-Scholes option-pricing model and uses a binomial lattice option-pricing model to estimate the fair value of Executive Share Option Plan awards. These pricing models require the input of assumptions related to exercise behavior and a price volatility assumption for the underlying stock. Changes in the assumptions can materially affect the estimate of fair value and results of operations could be materially impacted.

The assumptions used for the six months ended September 30, 2007 and 2006 were as follows:

Expected Volatility: The expected volatility factor used to estimate the fair value of stock options awarded is based on the historical volatility of Man Group’s common stock over a period consistent with the expected term of the option and on implied volatility of market-traded options on Man Group’s common stock, together with other factors.

Expected Dividend Yield: The dividend yield assumptions are based on an analysis of Man Group’s average historical dividend yield prior to each award date, together with other factors.

Risk Free Interest Rate: The risk-free rate is determined using the implied yield currently available on zero-coupon U.S. and U.K. government bonds (where applicable) with a term consistent with the expected option life.

The grant date fair value of each option grant has been estimated with the following weighted-average assumptions:

Six months ended September 30, 2006
Expected volatility	30.0%
Risk free interest rate - Executive Share Option Plan	4.8%
Risk free interest rate - Employee Stock Purchase Plan	5.0%
Expected dividend yield	2.5%
Expected term - Executive Share Option Plan	8.5 years
Expected term - Employee Stock Purchase Plan	3.4 years

The binomial lattice option-pricing model used to value the Executive Share Option Plan contains a model for early exercise behavior. The output of the model can be used to derive the expected term of the options granted.

Performance Share Plan

Performance share awards, granted to selected senior employees and executive directors, is a stock-based award in which the number of shares ultimately received by the participant depends on Man Group’s achievement of a financial target. The financial target is based on Man Group’s average return on equity measured over three consecutive years, as defined by the plan. Participants are awarded shares in the plan by Man Group’s Remuneration Committee. Participants can also purchase Man Group shares using their cash bonus or by taking

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

out a non-interest bearing loan with Man Group to further invest in the plan. Based on the shares awarded and shares purchased for further investment in the plan, participants are entitled to receive matching shares of Man Group stock if the financial target is met. All shares that are awarded through the plan vest over three to four years, but lapse if the financial target is not met for the three year measurement period. The amount of Man Group stock matched to shares in the plan ranges from 0% to 100%, depending on the degree Man Group achieved the financial target.

At the IPO, all outstanding performance share awards were allocated to participants on a pro-rata basis (based on service during the three-year performance period) and the remaining share awards were forfeited. As a result of the IPO, the holding periods applicable to shares purchased by employees lapsed and became freely tradable, subject to certain restrictions. Underlying Man Group shares will be delivered subject to the achievement of certain performance criteria.

During the six months ended September 30, 2007 and 2006, 0 and 1,051 shares were purchased by participants for additional investment in the plan. During the six months ended September 30, 2007, Man Group issued no performance share awards. During the six months ended September 30, 2006, Man Group issued 172 performance share awards with a weighted-average grant date fair value of $6.68. The total fair value of performance share awards distributed to participants during the six months ended September 30, 2007 and 2006 was $0 and $8,210, respectively.

Co-Investment Plan

The Co-Investment plan allows selected senior employees to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Participants can also purchase shares by taking out a non-interest bearing loan with Man Group to further invest in the plan. Shares held as investment within the plan for at least three years are matched by four shares of Man Group stock. Participants vest into the matching Man Group shares after one additional year. The plan limits the total value that can be received by a participant at 100% of their cash bonus, including both their original investment in the plan and the matching shares of Man Group stock.

As a result of the IPO, the holding periods applicable to shares purchased by employees lapsed and become freely tradable, subject to certain restrictions. Outstanding matching shares awarded to employees vested on a pro-rata basis as of the IPO, and are exercisable for six months after the IPO. The remaining matching shares have been forfeited.

During the six months ended September 30, 2007 and 2006, 0 and 836 shares were purchased by participants for additional investment in the plan. During the six months ended September 30, 2007, Man Group issued no matching share awards. During the six months ended September 30, 2006, Man Group issued 3,346 matching share awards with a weighted-average grant date fair value of $6.80. The total fair value of matching awards distributed to participants during the six months ended September 30, 2007 and 2006 was $0 and $22,750, respectively.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

A summary of the activity of performance share awards and matching co-investment plan shares as of September 30, 2007 and changes during the six months then ended is presented below:

	Performance Share Plan		Co-investment Plan
	Awards	Weighted- Average Grant Date Fair Value (per award) (1)	Awards	Weighted- Average Grant Date Fair Value (per award) (1)
Nonvested as of April 1, 2007	4,747	$5.04	11,793	$5.08
Vested	3,699	4.73	8,800	4.75
Forfeited	1,048	6.53	2,993	6.29

Nonvested as of September 30, 2007	—		—
Total unrecognized compensation expense remaining	$—		$—
Weighted-average years expected to be recognized over	—		—

(1)	As Man Group plc shares trade in Pound Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.

Employee Stock Purchase Plans

In accordance with local tax regulations in the U.K. and U.S, Man Group sponsors two employee stock purchase plans, which allow all employees to invest funds within the plan, that contain an option to purchase shares of Man Group stock at a discount, subject to certain terms and conditions. Participants in the U.K. can invest in the plan over 3 or 5 years, after which they are eligible to purchase shares at a 20% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S., participants can invest in the plan for two years, after which they are eligible to purchase shares at a 15% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S. plan, once vested, participants have the option of receiving cash or shares of Man Group stock within one year. If Man Group stock is selected, participants are required to hold the shares for one additional year.

In connection with the IPO, U.S. employees continued to be eligible to participate in the plan until June 30, 2007, at which time certain of their purchase rights accelerated and were exercised. U.K. employees continued to be eligible to participate in this plan for six months after the IPO and shares purchased under the plan became freely transferable. During the six months ended September 30, 2007 the Company issued 271 shares under the employee stock purchase plan at an average option price of $9.43 per share.

Note 10: Income Taxes

Effective income tax rate

The effective income tax rate for the six months ended September 30, 2007 was 124% as compared to approximately 34% for the six months ended September 30, 2006. The change in the effective tax rate primarily relates to the impact of non-recurring costs, as well as to non-deductible IPO-related costs incurred in the six months ended September 30, 2007 and a $59,500 one-time tax charge triggered by the IPO on a prior period internal reorganization. In August 2006, Man Group reorganized its US affiliates by separating the affiliates engaged in brokerage activities from those engaged in investment and money management activities by means of an internal spin-off. While initially treated as tax-free for U.S. income tax purposes, the IPO had the effect of converting this earlier spin-off transaction into a fully taxable one and triggered a $59,500 one-time tax

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

charge. Under U.S. income tax principles, one of the Company’s U.S. affiliates is liable for the tax, which is being fully reimbursed by Man Group. The Company has already received from Man Group a deposit in respect of the tax due to the IRS and paid that deposit over to the IRS. The Company’s effective tax rate on ordinary operations was approximately 35%.

Uncertain tax positions

The Company adopted FIN 48 as of April 1, 2007. This interpretation clarifies what criteria must be met prior to recognition of the financial statement benefit, in accordance with FAS 109 of a position taken in a tax return.

As of adoption, the Company had gross unrecognized tax benefits of $4,740. The Company increased the gross amount of unrecognized tax benefits by $2,580 in the three months ended September 30, 2007, as a result of tax positions taken during the quarter.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had approximately $74 accrued for the estimated interest and penalties on unrecognized tax benefits at September 30, 2007.

The total balance of gross unrecognized tax benefits of $7,394 would, if recognized, affect the Company’s effective income tax rate in future periods. While it is expected that the amount of unrecognized tax benefits will change in the next twelve months, the Company does not expect this change to have a significant impact on the results of operations or financial position of the Company.

In many cases the Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. The following table summarizes these open tax years by jurisdiction with major uncertain tax positions:

	Open Tax Year
Jurisdiction	Examination in progress	Earliest year subject to examination
United States	None	2000
United Kingdom	None	2005

Note 11: Earnings per Share

The Company calculates its basic and diluted earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive nonvested restricted stock and stock options. The Company uses the treasury stock method to reflect the potential dilutive effect of the unvested restricted shares and unexercised stock options. In calculating the number of dilutive shares outstanding, the shares of common stock underlying unvested restricted shares are assumed to have been delivered on the grant date. The assumed proceeds from the assumed vesting and delivery were calculated as the sum of (a) the amount of compensation cost attributed to future services and not yet recognized as of September 30, 2007 and (b) the amount of tax benefit, if any, that was credited to additional paid-in capital assuming vesting and delivery of the restricted shares. The tax benefit is the amount resulting from a tax deduction, if any, for compensation in excess of compensation expense recognized for financial statement reporting purposes.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Unvested restricted shares and restricted share units of 7,819,814 and unexercised stock options of 11,468,817 were excluded from the computation of diluted earnings per share for the six months ended September 30, 2007, as they were anti-dilutive for the periods presented.

The computation of earnings per share is as follows:

	Six months ending September 30, 2007	Six months ending September 30, 2006
Basic and diluted earnings per share:
Numerator:
Net income	$(17,695)	$56,505

Denominator for basic calculation:
Basic weighted average common shares outstanding	110,284,746	103,726,453

Denominator for diluted calculation:
Basic weighted average common shares outstanding	110,284,746	103,726,453
Effect for dilutive securities	—	—

Diluted weighted average common shares outstanding	110,284,746	103,726,453

Basic earnings per share	$(0.16)	$0.54
Diluted earnings per share	$(0.16)	$0.54

The weighted average number of common shares outstanding for periods prior to the Reorganization and Separation is calculated using the common stock outstanding immediately following the Reorganization and Separation.

Note 12: Regulatory Requirements

Some of the Company’s subsidiaries are registered Futures Commission Merchants, broker-dealers or local equivalents and accordingly are subject to the capital rules of the CFTC, the SEC and principal exchanges of which they are a member.

In accordance with the CFTC’s net capital requirements (“Regulation 1.17”) one of the Company’s subsidiaries, MF Global Inc., is required to maintain adjusted net capital equivalent to the greater of $250 or the aggregate of 8% of customer maintenance margin requirements and 4% of noncustomer maintenance margin requirements. At September 30, 2007, the Company had adjusted net capital, as defined, of $563,979, which was $198,316 in excess of the minimum capital required to be maintained.

In accordance with the Uniform Net Capital Rule (“Rule 15c3-1”) of the Exchange Act, one of the Company’s subsidiaries, MF Global Securities Inc., is required to maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit items as defined by Rule 15c3-1. At September 30, 2007, the Company had net capital, as defined, of $81,126, which was $76,624 in excess of the minimum capital required to be maintained.

The Company is subject to certain notifications and other provisions of the net capital rules of the CFTC and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At September 30, 2007, the Company was in compliance with all of these provisions.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

In accordance with the FSA in the U.K., the Company’s subsidiary, MF Global UK Limited must comply with Financial Resources requirements. The capital held is intended to absorb unexpected losses and is calculated in accordance with a standard regulatory formula that relates primarily to credit and market risk. The FSA requires firms to hold capital against counterparty/credit risk, position/market risk, foreign exchange risk, large exposures and fixed overheads. The major components of the calculation are counterparty risk and position risk. Counterparty risk is calculated as a percentage of unpaid customer margin for exchange traded business and an exposure calculation for off-exchange business. Position risk is calculated by applying percentages to positions based on the underlying instrument and maturity. At September 30, 2007, the Company had financial resources, as defined, of $870,798, resource requirements of $274,195, and excess financial resources of $596,604.

The Company is also subject to the requirements of other regulatory bodies and exchanges of which it is a member in other international locations in which it conducts business. The Company was in compliance with all of these requirements at September 30 and March 31, 2007.

Note 13: Commitments and Contingencies

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. There is inherent difficulty in predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages. Although there can be no assurance as to the ultimate outcome, the Company believes it has a meritorious legal position in the matters described below. The Company cannot predict the outcome of any of these claims, and an adverse resolution in certain of these matters could have a material adverse affect on its combined balance sheets, operating results and cash flows. Significant cases to which the Company is a party are as follows:

Philadelphia Alternative Asset Fund

On May 8, 2006, the plaintiff, a court-appointed receiver for a hedge fund, Philadelphia Alternative Asset Fund Ltd. (“PAAF”), commenced suit against MF Global Inc, formerly known as Man Financial Inc, the Company’s U.S. operating subsidiary, and seven of the Company’s employees, in connection with a CFTC-imposed shutdown of PAAF. PAAMCo and its principal, Paul Eustace (“Eustace”), allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF’s net asset value, and failing to disclose trading losses suffered in a subaccount maintained by the Company for PAAF. The complaint asserts various claims in connection with the Company’s opening and maintenance of a clearing and execution account for PAAF, which allegedly sustained substantial trading losses from January to June 2005. The Company and its employees are alleged to have, among other things, (a) inappropriately accepted Eustace’s signatures in opening the PAAF account and subaccounts; (b) provided PAAF with monthly statements for each of its trading accounts, but followed Eustace’s instructions as to whom internet access to PAAF account information should be given and, in doing so, did not give PAAF’s Cayman Islands administrator internet access to information for one of the subaccounts; (c) concealed one PAAF subaccount from a PAAMCo director and employee; (d) effected Eustace’s instructions to transfer open futures and options positions between PAAF’s subaccounts; (e) at Eustace’s instruction, sent an e-mail to a potential investor advising of PAAF’s net asset value, which allegedly was false; (f) failed properly to monitor and evaluate the trading risks in the PAAF account; (g) committed

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

trading errors in connection with the liquidation of the PAAF subaccounts; and (h) failed to supervise our employees. The receiver, in his complaint, alleges among other things, negligence, common law fraud, violations of the Racketeer Influenced Corrupt Organizations Act (RICO), violations of the Commodity Exchange Act and aiding and abetting fraud. The Company, and its employees, have denied all material allegations of the complaint. Although the complaint does not quantify the exact amount of damages sought, the amount claimed is estimated to be approximately $175,000 (with the plaintiff claiming that these damages should be tripled under RICO). The Company has, in turn, brought third-party actions against the directors of PAAF, an employee and the chairman of the board of the trading advisor to PAAF and UBS Fund Services (Cayman) Ltd., the administrator of PAAF, claiming negligence and requesting indemnification and contribution. The court-appointed receiver in this matter has, by judicial order, been replaced by a newly appointed “receiver ad litem” (solely for purposes of this litigation) because of a conflict of interest on the part of the original receiver. Motions for summary judgment were filed in July 2007 and a trial is scheduled to begin no earlier than in November 2007. In July 2007, the receiver ad litem dismissed all claims against six of our employees, and filed a Second Amended Complaint against Man Financial Inc, one employee, and UBS Fund Services (Cayman) Ltd. The allegations against us are substantially similar as those in the initial complaint. Man Group has agreed to indemnify the Company for all costs, expenses and liabilities the Company may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts and circumstances which give rise to that claim for amounts in excess of $50,000, after giving effect to any insurance proceeds the Company receives. Although Man Group has agreed to indemnify the Company, the Company cannot assure that, in the event of an adverse judgment, the Company’s reputation, business, financial condition and/or operating results will not be adversely affected. The CFTC has been conducting an investigation of us relating to the PAAF matter, and the Company believes that the CFTC may seek to cite and fine the Company. The Company is currently in active discussions to settle this matter. As a result of these discussions, the Company has recorded a litigation accrual of $69,000 in its Consolidated Statement of Operations during the three months ended September 30, 2007. The Company believes that these settlement and litigation costs are substantially insured, however no insurance proceeds have been recognized as yet.

Conservative Concepts Portfolio Management GmbH (“CCPM”) Related Arbitrations

In or about October 2003, the Company uncovered an apparent fraudulent scheme conducted by third parties unrelated to the Company that may have victimized a number of its clients. CCPM, a German Introducing Broker, introduced to the Company all the clients that may have been victimized. An agent or employee of CCPM, Michael Woertche (and his confederates), apparently engaged in a Ponzi scheme in which allegedly unauthorized transfers from accounts maintained at the Company were utilized to siphon money out of these accounts, on some occasions shortly after they were established. The Company has been involved in two arbitration proceedings relating to CCPM introduced accounts. The first arbitration involves claims made by Fairfield Capital Partners, Inc. and Alan Glassman before a National Futures Association panel. The second arbitration involves claims made by four claimants before a NASD panel. The claims in both arbitrations are based on allegations that the Company and an employee assisted CCPM in engaging in unauthorized transfers from, and trades into, accounts maintained by the Company. Damages sought in the NFA arbitration proceeding are approximately $1,800 in compensatory damages, unspecified punitive damages and attorneys’ fees in addition to the rescission of certain deposit agreements. The first arbitration case was settled for $230, as to one claimant and $550 as to the second claimant. Damages sought in the NASD proceeding are approximately $4,000 in compensatory damages and $12,000 in punitive damages. That case is in its discovery phase and hearings are scheduled for March 2008. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to this matter. Therefore, no provision for losses has been provided in connection with this litigation.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Midland Euro Cases

The key contentions in a bankruptcy proceeding and a class action proceeding are that Midland Euro Exchange, Inc. (“MEE”), Midland Euro, Inc. and their principals, Moshe and Zvi Leichner, ran a Ponzi scheme, promising high returns on foreign exchange trades, and that the Company (and others) aided and abetted the “scheme”. In the bankruptcy proceeding, the trustee alleges that in the one year period preceding the bankruptcy petitions, the Company made voidable transfers to itself from the MEE accounts in the amount of not less than approximately $1,800. In the class action complaint, the plaintiffs allege that the Company, together with MEE’s accountants and its London bank, are liable for $90,000 of losses which investors suffered as a result of violations of state common and statutory law and federal RICO claims. Punitive damages and treble damages under RICO are sought. The Company has reached a settlement with plaintiffs in the class action suit, in which the Company paid the plaintiffs $4,140, subsequent to September 30, 2007. The Company has also reached a settlement with the bankruptcy trustee, in which the Company paid the trustee $100. As of September 30, 2007, the Company had a provision of $4,140.

Refco LLC Exchange Seats

In November 2005, the Company acquired certain assets of Refco Inc. and its affiliates (collectively, “Refco”) pursuant to an Acquisition Agreement between Refco and the Company. As part of that transaction, the Company acquired certain seats and shares held by Refco LLC in the Chicago Mercantile Exchange and the Chicago Board of Trade (the “Shares”). On or about March 3, 2006, counsel to the Chapter 7 bankruptcy trustee of Refco LLC (the “trustee”) notified the Company of the trustee’s position that the Shares were not, in fact, assets that should have been transferred to us under the Acquisition Agreement and that, as a result, the Company is liable to Refco LLC for the value of the Shares, asserted to be approximately $57,000 at the date of closing under the Acquisition Agreement. To date, no legal proceeding has been commenced. The Company has negotiated a tentative settlement agreement with the trustee, subject to documentation and Court approval, pursuant to which all claims between the Company and all Refco related entities are settled by the Company paying $2,200 to the Refco Estate. The Company established a reserve of $2,200 during the three months ended September 30, 2007 related to this matter.

Parabola and Aria

Parabola and Aria (off-shore shell investment company vehicles for an active day trader) have made various different claims about execution only accounts that were active in the Company’s London office between July 2001 and February 2002. In December 2006, Parabola and Aria filed a claim in the Commercial Court in London against the Company and one of its brokers alleging negligent misrepresentation and breach of fiduciary duty. The claimants seek £3,700 ($6,425) in damages and speculative claims of up to an additional £9,000 ($15,628). As the matter is in its preliminary stage, no trial date has been set. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. No provision for losses has been provided in connection with this litigation.

CFTC Potential Action

In May 2007, the Company’s U.S. operating subsidiary, MF Global Inc., formerly known as Man Financial Inc, and two of the Company’s individual employees received what is commonly referred to as a “Wells notice” from the staff of the Division of Enforcement (“DOE”) of the CFTC. The notice relates to two trades that the Company executed in 2004 for a customer and reported to NYMEX. In the notice, DOE staff indicated that it is considering recommending to the Commission that a civil proceeding be commenced against the Company and

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

the two individuals, in which the Commission would assert that the Company and the two individuals violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The DOE staff contends that the Company and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred. The Company and the individuals strongly dispute the contentions of the DOE staff and have submitted a written statement to the DOE, setting forth the reasons why the Company believes no proceeding should be brought. As this matter is in its earliest stage, the Company is unable to predict what action, if any, the CFTC will take. No provision for losses has been provided in connection with this potential matter.

Eagletech Communications Inc., et al. v. Citigroup, Inc. et al.

The Company’s U.S. operating subsidiary, MF Global Inc., formerly known as Man Financial Inc, was named as a co-defendant in an action filed in Florida State Court by Eagletech Communications Inc. (“Eagletech”) and three of its alleged shareholders against 21 defendants, including banks, broker dealers and clearing brokers, as well as “100 John Doe defendants or their nominee entities”. The complaint alleges that defendants engaged in a criminal conspiracy designed to manipulate the publicly traded share price of Eagletech stock. Plaintiffs seek unspecified compensatory and special damages, alleging that “Man Group PLC d/b/a Man Financial Inc” participated in the conspiracy by acting as a clearing broker for a broker dealer that traded in Eagletech stock. The complaint asserts claims under RICO, the Florida Securities and Investor Protection Act, the Florida Civil Remedies for Criminal Practices Act, and a related negligence claim. On May 9, 2007, defendants filed a notice removing the State Court action to Federal Court pursuant to 28 U.S.C. § 1441(a). The case is at its earliest stages so it is difficult to determine exposure, if any. In any event, the Company intends to vigorously defend this matter. No provision for losses has been provided in connection with this litigation.

In addition to the matters discussed above, the Company is party to litigation and regulatory proceedings that arise in the ordinary course of business. Aside from the matters discussed above, the Company does not believe that it is a party to any pending litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on the Company’s business, results of operations or financial condition.

Guarantees

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ,” requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. As of September 30, 2007, the Company has guaranteed loans to certain individuals for their purchase of exchange seats. In these arrangements, the Company can sell the exchange seats to cover amounts outstanding. As of September 30, 2007 the Company has not recorded a guarantee liability, as the fair value of the exchange seats exceeds any potential loss on these loans.

Additionally, in its normal course of business, the Company may enter into contracts that contain such representations and warranties. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company is a member of various

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

exchanges and clearing organizations. Under the standard membership agreement, members are required to guarantee collectively the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company’s liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote, and accordingly, no liability has been recorded.

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

Lines of Credit

In July 2007, the Company entered into the bridge facility in an aggregate principal amount of up to $1,400,000 with several financial institutions. As of September 30, 2007, this bridge facility was outstanding in full. Borrowings under the bridge facility (“bridge loan”) bear interest at a rate per annum equal to either, at the Company’s option, (1) a designated fluctuating base rate or (2) a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin of 0.29% per annum, at the Company’s current senior unsecured non-credit enhanced credit rating from Standard & Poor’s and Moody’s. Advances are subject to certain conditions, including the accuracy of certain representations and warranties and the absence of a default. The bridge facility contains a minimum tangible net worth financial covenant as well as other customary covenants, including those that limit debt incurrence, asset sales, incurrence of liens, our ability to be acquired, fundamental changes to the Company’s business and failure to maintain required regulatory capital. The Company has agreed to pay an arrangement fee of $500 and an administration fee of $100 in connection with the bridge facility and liquidity facility (described below). In addition, the Company also expects to pay a facility fee of 6 basis points per annum during the period the bridge facility is in effect.

The Company has a $1,500,000 five-year unsecured committed revolving liquidity facility (the “liquidity facility”). Borrowings under the liquidity facility bear interest at a rate per annum equal to either, at the Company’s option, (1) a designated fluctuating base rate or (2) a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin of 0.27% per annum, at the Company’s current senior unsecured non-credit enhanced credit rating from Standard & Poor’s and Moody’s. In addition, the Company also expects to pay a one-time up-front fee of 5 basis points and a facility fee of 8 basis points per annum during the period the liquidity facility is in effect. The liquidity facility contains financial and other customary covenants that are similar to those in the bridge facility. No borrowings under the liquidity facility were outstanding as of September 30, 2007.

The Company has also entered into multiple 364-day revolving credit facilities through various banks on a committed, unsecured basis for a total amount of $225,000, under similar terms as the liquidity facility. There were no borrowings outstanding under these facilities as of September 30, 2007.

The Company also has other credit agreements with financial institutions, in the form of trading relationships, which facilitate execution, settlement, and clearing flow on a day to day basis for the Company’s clients, as well as provide evidence, as required, of liquidity to the exchanges it conducts business on. As of September 30, 2007, the Company had $62,690 of issued letters of credit.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

Prior to the IPO, the Company had access to funding through Man Group’s committed and uncommitted lines of credit which it previously could use to assist with working capital requirements, as needed. These lines of credit are no longer available to the Company.

Note 14: Segment and Geographic Information

The Company has one reportable business segment, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). SFAS No. 131 requires a public enterprise to report financial information on a basis consistent with that used by management to allocate resources and assess performance. The Company is operated and managed by its chief operating decision maker on an integrated basis as a single operating segment.

Each region’s contribution to the consolidated and combined amounts is as follows:

	Six months ending September 30,
	2007	2006
Total revenues, net of interest and transaction-based expenses:
North America	$349,699	$288,016
Europe	371,641	333,994
Rest of World	88,567	56,842

Total	$809,907	$678,852

Revenues, net of interest and transaction-based expenses, is attributable to geographic areas based on the location of the relevant legal entities. Rest of the world comprises primarily the Asia Pacific region. No single customer accounted for greater than 10% of total revenues in the six months ended September 30, 2007 and 2006. Revenues, net of interest and transaction-based expenses by product have not been provided as this information is impracticable to obtain.

Note 15: Related Party Transactions

Subsequent to the IPO, Man Group holds an investment of approximately 18.6% in the Company and as such is considered a related party for the period ending September 30, 2007.

The Company clears transactions on behalf of certain managed investments funds which are related parties to Man Group. The Company earned commission revenues by executing and clearing brokerage transactions for these investments funds as well as incurred net interest expense. The related party revenues, net of interest and transaction-based expenses, do not reflect the interest income earned from third parties in the reinvestment of related party fund balances by the Company.

Employee compensation and benefits consists of amounts allocated by Man Group for shared services, as well as expenses related to the various plans sponsored by Man Group, in which the Company’s employees participated prior to July 18, 2007. Included in this, are expenses relating to stock-based compensation plans of $22,764 and $10,771 in the six months ended September 30, 2007 and 2006, respectively. Expenses of $4,521 and $3,600 were charged for the six months ended September 30, 2007 and 2006, respectively, related to benefit plans.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

The Company earns sublease income from Man Group for its use of certain office space. In addition to these arrangements, Man Group also allocated expense to the Company for use of office space.

Revenues earned from and expenses incurred with Man Group, including allocated expenses, for the six months ended September 30, 2007 and 2006 are summarized as follows:

	Six months ending September 30,
	2007	2006
Revenues
Cleared commissions	$10,618	$10,251
Interest income	160	10

Total revenues	10,778	10,261
Less: Interest expense	26,472	14,910

Revenues, net of interest and transaction-based expenses	(15,694)	(4,649)

Expenses
Employee compensation and benefits	27,285	24,826
Communications and technology	695	776
Occupancy and equipment costs	2,580	4,219
Professional fees	923	1,866
Depreciation and amortization	—	93
General and other	341	947

Total non-interest expenses	31,824	32,727

Interest on borrowings	5,353	10,808

Gains on exchange seats and shares	97,907	—

Total, net	$45,036	$(48,184)

For the periods prior to the Reorganization and Separation, the unaudited combined financial statements include the Company’s direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by Man Group. These expenses are allocated to the Company using estimates that the Company considers to be a reasonable reflection of the utilization of services provided to or benefits received by the Company. The costs included in the unaudited combined financial statements were determined based on cost of the services to Man Group, the proportion of Man Group’s services fully dedicated to the Company, as well as the Company’s usage of those services. Benefits received by the Company include employee compensation and benefits, use of office facilities, and services provided relate to overall corporate functions including tax, legal, regulatory capital, finance, internal audit, and executive management. After the Reorganization and Separation, the Company incurred expenses for these benefits pursuant to service agreements with Man Group.

In connection with the IPO, the Company entered into several transitional agreements with Man Group pursuant to which Man Group will continue to provide the Company with administrative support for certain corporate functions, such as corporate-level coordination and support services related to regulatory capital, tax administration, corporate secretarial services and insurance management, for a limited transition period. Although the terms of these agreements contain commercially reasonable terms that could have been negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than arrangements the Company could make to provide these services internally or to obtain them from unaffiliated service providers in the future.

MF GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands, except share data)

The Company also entered into a master separation agreement with Man Group that governs the principal terms of the separation of the Company’s business from Man Group. The master separation agreement and other agreements contain important provisions regarding the Company’s relationship with Man Group following the completion of the IPO, including provisions relating to non-competition and non-solicitation, access, and confidentiality. Further, Man Group has agreed to indemnify against certain litigation and tax matters.

During the six months ended September 30, 2007 and 2006, the Company was allocated the following amounts by Man Group. These allocated expenses are included in the Company’s unaudited Combined Statements of Operations, as noted in the table above.

	Six months ending September 30,
	2007	2006
Employee compensation and benefits	$—	$10,455
Communications and technology	—	776
Occupancy and equipment costs	—	4,443
Professional fees	—	1,866
Depreciation and amortization	—	93
General and other	—	947
Interest on borrowings	—	2,293

	$—	$20,873

Balances held with Man Group at September 30 and March 31, 2007 are summarized as follows:

	September 30, 2007	March 31, 2007
Assets
Receivables from Affiliates	$10,839	$12,004

TOTAL ASSETS	10,839	12,004

Liabilities
Payables to Affiliates	83,133	869,897
Long term borrowings	—	142,970

TOTAL LIABILITIES	83,133	1,012,867

EQUITY	$—	$3,787

The Company had subordinated borrowings from Man Group. For six months ended September 30, 2007 and 2006, interest expense incurred on subordinated borrowings was approximately $5,353 and $8,515, respectively. Additionally, included within Other Liabilities is a payable of $7,888 which may be payable to Man Group related to trading activity. This will be settled when the Company finalizes the Recapitalization adjustment with Man Group.

Man Financial

Combined Financial Statements

As of and for the years ended March 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Man Financial,

the brokerage division of Man Group plc:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, cash flows and changes in equity present fairly, in all material respects, the financial position of Man Financial, the brokerage division of Man Group plc, at March 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, the Company has restated its combined financial statements for the years ended March 31, 2007 and 2006.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 30, 2007, except for Note 3, as to which the date is June 6, 2007

MAN FINANCIAL

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share data)

	Years Ended March 31,
	2007	2006	2005
Revenues
Execution only commissions	$386,533	$261,758	$237,726
Cleared commissions	1,280,047	865,638	687,031
Principal transactions	299,546	158,540	142,850
Interest income	4,090,431	1,388,141	669,231
Other	37,836	29,152	24,082

Total revenues	6,094,393	2,703,229	1,760,920

Interest and transaction-based expenses:
Interest expense	3,739,310	1,173,525	537,029
Execution and clearing fees	700,435	463,407	396,276
Sales commissions	275,916	119,814	105,847

Total interest and transaction-based expenses	4,715,661	1,756,746	1,039,152

Revenues, net of interest and transaction-based expenses	1,378,732	946,483	721,768

Expenses
Employee compensation and benefits	834,710	595,676	415,298
Communications and technology	102,234	72,235	62,214
Occupancy and equipment costs	29,823	24,497	14,944
Depreciation and amortization	46,777	28,220	23,271
Professional fees	50,082	26,678	19,789
General and other	77,335	46,407	50,535
IPO-related costs	33,531	—	—
Refco integration costs	19,382	66,768	—

Total other expenses	1,193,874	860,481	586,051

Gains on exchange seats and shares	126,712	33,504	5,786
Net gain on settlement of legal proceeding	21,900	—	—
Interest on borrowings	43,807	31,480	17,735

Income before provision for income taxes	289,663	88,026	123,768
Provision for income taxes	100,000	28,237	39,534
Minority interests in income of combined companies (net of tax)	1,733	283	—
Equity in earnings of uncombined companies (net of tax)	69	289	—

Net income	$187,999	$59,795	$84,234

Earnings per share: Unaudited pro-forma net income per share assuming reclassification of shares prior to initial public offering (Note 1):
Basic	$1.57
Diluted	$1.54
Unaudited pro-forma weighted average shares outstanding assuming reclassification of shares prior to initial public offering (Note 1):
Basic	119,879
Diluted	122,256

The accompanying notes are an integral part of these combined financial statements. See adjustment described in Note 3.

MAN FINANCIAL

COMBINED BALANCE SHEETS

(Dollars in thousands)

	March 31,
	2007	2006
Assets
Cash and cash equivalents	$1,733,098	$1,413,512
Cash segregated under Federal and other regulations	4,373,496	5,406,265
Securities purchased under agreements to resell	19,056,287	6,444,037
Securities borrowed	4,843,281	4,228,617
Securities received as collateral	555,229	604,987
Securities owned, at fair value ($10,126,783 and $ 4,868,494 pledged, respectively)	13,598,979	8,154,134
Receivables:
Brokers, dealers and clearing organizations	6,185,144	7,029,616
Customers (net of allowances of $13,370 and $11,338 respectively)	801,643	533,869
Affiliates	12,004	12,724
Other	41,741	62,296
Memberships in exchanges, at cost (market value of $140,904 and $121,287, respectively)	17,514	39,706
Furniture, equipment and leasehold improvements, net	45,756	36,802
Goodwill	35,767	35,767
Intangible assets, net	202,291	212,205
Other assets	168,042	100,102

TOTAL ASSETS	51,670,272	34,314,639

Liabilities and Equity
Short-term borrowings, including current portion of long-term borrowings	82,005	55,613
Securities sold under agreements to repurchase	16,874,222	2,969,948
Securities loaned	10,107,681	8,975,568
Obligation to return securities borrowed	555,229	604,987
Securities sold, not yet purchased, at fair value	3,378,462	1,329,303
Payables:
Brokers, dealers and clearing organizations	2,561,509	3,014,094
Customers	15,756,035	15,437,218
Affiliates	869,897	602,538
Accrued expenses and other liabilities	345,868	327,846
Long-term borrowings	594,622	617,934

TOTAL LIABILITIES	51,125,530	33,935,049

Commitments and contingencies (Note 19)
Minority interests in combined subsidiaries	6,973	5,487

EQUITY	537,769	374,103

TOTAL LIABILITIES AND EQUITY	$51,670,272	$34,314,639

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended March 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$187,999	$59,795	$84,234
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Gain on sale of exchange seats and shares	(59,231)	(11,715)	(5,143)
Depreciation and amortization	46,777	28,220	23,271
Stock-based compensation expense	26,089	24,552	13,069
Bad debt expense	3,982	4,472	2,473
Deferred income taxes	7,452	(17,803)	(5,815)
Excess tax benefit on employee stock options	—	1,600	3,574
Equity in income of uncombined affiliates	(69)	(289)	—
Income applicable to minority interests, net of tax	1,733	283	—
Loss on disposal of furniture, equipment and leasehold improvements	975	—	—
Decrease/(Increase) in operating assets:
Cash segregated under Federal and other regulations	1,038,256	(2,126,407)	(70,983)
Securities purchased under agreements to resell	(12,612,250)	(322,117)	(3,058,606)
Securities borrowed	(614,664)	(219,511)	(1,327,073)
Securities owned	(5,472,187)	(4,779,021)	(1,056,599)
Receivables:
Brokers, dealers and clearing organizations	870,608	(4,482,222)	(1,015,068)
Customers	(271,026)	(280,403)	(98,520)
Affiliates	19,340	84,389	(97,332)
Other	21,095	(11,630)	(19,515)
Other assets	(66,663)	(28,635)	(4,692)
Increase/(decrease) in operating liabilities:
Securities sold under agreements to repurchase	13,904,274	(389,546)	1,293,805
Securities loaned	1,132,113	2,399,085	4,094,384
Securities sold, not yet purchased, at fair value	2,049,159	848,947	(460,101)
Payables:
Brokers, dealers and clearing organizations	(453,638)	2,450,919	456,296
Customers	294,865	6,529,883	1,320,684
Affiliates	182,561	558,520	(277,096)
Accrued expenses and other liabilities	270	121,339	33,841

Net cash provided by/(used in) operating activities	$237,820	$442,705	$(170,912)

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended March 31,
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Refco, net of $7,296 cash acquired (Note 4)	$—	$(297,569)	$—
Other acquisitions, (Note 4)	(15,000)	(4,800)	(4,000)
Proceeds from sale of memberships in exchanges	61,143	87,856	5,928
Purchase of memberships in exchanges	(217)	(1,153)	(670)
Purchase of furniture, equipment and leasehold improvements	(26,399)	(19,391)	(10,513)
Proceeds from sale of furniture, equipment and leasehold improvements	108	75	2,002

Net cash provided by/(used in) investing activities	19,635	(234,982)	(7,253)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	26,364	2,010	39,804
Proceeds from long-term borrowings from affiliate	20,313	98,530	319,976
Distribution to minority interest	(683)	143	—
Excess tax benefit on employee stock options	7,290	—	—
Dividends to Man Group	(3,787)	(6,050)	(12,459)

Net cash provided by financing activities	49,497	94,633	347,321

Effect of exchange rates on cash and cash equivalents	12,634	(502)	1,054

Increase in cash and cash equivalents	319,586	301,854	170,210
Cash and cash equivalents at beginning of year	1,413,512	1,111,658	941,448

Cash and cash equivalents at end of year	$1,733,098	$1,413,512	$1,111,658

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$2,317,441	$969,985	$273,384
Cash paid for income taxes	$79,983	$38,246	$33,888

SUPPLEMENTAL NON-CASH FLOW INFORMATION
Securities received as collateral	49,758	439,534	(368,475)
Obligation to return securities borrowed	(49,758)	(439,534)	368,475
Net distributions to Man Group (1)	(45,900)	(3,026)	(43,147)

(1)	Represents net non-cash distributions to Man Group for the periods presented resulting from U.S. GAAP and carve-out adjustments and the related tax effects thereof applied to the carve-out accounts of the Company to present the financial statements on a stand-alone basis. Included in this amount is approximately $90,000, for the year ended March 31, 2007, of purchase price above net book of subsidiaries from entities under common control which is accrued as a payable to affiliate.

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Dollars in thousands)

	Years ended March 31,
	2007	2006	2005
Balance at beginning of year	$374,103	$323,384	$294,756
Net income	187,999	59,795	84,234
Dividends to Man Group	(3,787)	(6,050)	(12,459)
Change in market value of available for sale securities (net of $17,619 tax)	25,354	—	—
Net distributions to Man Group	(45,900)	(3,026)	(43,147)

Balance at end of year	$537,769	$374,103	$323,384

Net income	$187,999	$59,795	$84,234
Other comprehensive income adjustments (Note 2)	30,111	(2,771)	1,301

Comprehensive income	$218,110	$57,024	$85,535

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1: Basis of Presentation

These combined financial statements are of Man Financial, the brokerage division of Man Group plc and its subsidiary companies (collectively, the “Company”). Man Financial is wholly owned by Man Group plc (the “Man Group” or the “Parent”), a United Kingdom (“U.K.”) corporation. In mid-2007, Man Group is planning to separate its brokerage business from its asset management business, by transferring all of the entities and net assets of Man Group and its subsidiaries whose business comprises its brokerage business to Man Financial Overseas Ltd. and ED&F Man Group Ltd., two holding companies incorporated in the United Kingdom (the “Reorganization”). Man Group will transfer all of the outstanding capital stock of Man Financial Overseas Ltd., ED&F Man Group Ltd., Man Financial (S) Pte Ltd. and Man Financial Holdings (HK) Ltd. to MF Global Ltd. (“MF Global”), a new entity formed as a Bermuda holding company, in connection with the initial public offering (“IPO”). In exchange for full ownership of Man Financial Overseas Ltd., ED&F Man Group Ltd., Man Financial (S) Pte Ltd. and Man Financial Holdings (HK) Ltd., MF Global will issue common shares to Man Group, representing all of its issued and outstanding share capital (the “Separation”). Following these transactions, MF Global will be owned by Man Group.

Man Financial is a leading participant on the world’s major futures and securities exchanges and provides execution and clearing services for exchange-traded and over-the-counter derivative products, as well as for foreign exchange contracts and securities in the cash markets. Man Financial operates globally, with a presence in the United States, U.K., France, Singapore, Australia, Hong Kong, Canada, and India, among others. The Company is a leading specialist broker in exchange-traded derivatives and serves a worldwide client base, ranging from financial institutions, asset managers, hedge funds, professional traders and private clients. The Company is operated and managed on an integrated basis as a single operating segment.

The Company’s principal subsidiaries operate as registered futures commission merchants and as broker-dealers, or the local equivalent and maintain futures, options and securities accounts for customers. The Company’s subsidiaries are members of various commodities, futures, and securities exchanges in the United States, Europe, and the Asia/Pacific region and accordingly are subject to local regulatory requirements including those of U.S. Commodity Futures Trading Commission (“CFTC”), the U.S. Securities and Exchange Commission (“SEC”), and the U.K. Financial Services Authority (“FSA”), among others.

The combined financial statements have been prepared as if the Company had existed on a stand-alone basis for all periods presented and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform to current year presentation. Specifically, during the second quarter of fiscal year 2008, the Company began classifying the total return of equity swaps entered into as part of a matched equity hedge in Principal Transactions rather than in net interest. Additionally, the Company also began presenting the interest and dividends earned on contracts for differences on a gross rather than net basis within interest income and interest expense. For the years ended March 31, 2007 and 2006, these reclassifications caused an increase to principal transactions of $53,872 and $7,481; increase to interest income of $315,045 and $94,136; and increase to interest expense of $368,917 and $101,617, respectively, and have been reclassified in the Company’s combined financial statements. This reclassification did not result in any change to revenues, net of interest and transaction-based expenses, or net income.

The combined financial statements include the carve-out accounts of the Company and its majority and wholly owned subsidiaries, in each case using the historical basis of accounting for the results of operations and assets and liabilities of the respective businesses. The combined financial statements may not necessarily reflect the results of operations, financial position and cash flows if the Company had actually existed on a stand-alone basis during the periods presented. Transactions between the Company and Man Group and its affiliates are

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

herein referred to as “related party” or “affiliated” transactions. All significant intercompany balances and transactions between the combined entities have been eliminated in combination.

The combined financial statements include the Company’s direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by Man Group. These expenses primarily relate to employee compensation and benefits, office facilities and services arising from the provision of corporate functions including tax, legal/compliance, risk management, finance, internal audit, and executive management. These expenses are allocated using estimates that management considers a reasonable reflection of the utilization of services provided to, or benefits received by the Company. See Note 21 for further information regarding these allocated costs.

On November 25, 2005, the Company acquired the customer accounts, balances, certain other assets, and subsidiaries of Refco, Inc. (“Refco”), representing the majority of the employees and business of Refco’s regulated futures brokerages. For a detailed discussion of the acquisition, see Note 4.

The Company’s policy is to combine all entities of which it owns more than 50% unless it does not have control. Investments in entities in which the Company owns greater than 20% but less than 50% and exercises significant influence, but not control, are accounted for using the equity method of accounting. As of March 31, 2007, the Company had a 20% equity investment in Polaris Man Financial Futures Co., Ltd (“Polaris”) and a 47.9% equity investment in U.S. Futures Exchange LLC (“USFE”). Pursuant to the revised Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities”, the Company also combines any Variable Interest Entities (“VIEs”) of which it is the primary beneficiary. The Company currently is not the primary beneficiary of any such entities and therefore no VIEs are combined in the combined financial statements.

The Company also complies with Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF Issue No. 04-5”), and would combine a limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making.

Note 2: Summary of Significant Accounting Policies

Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term highly liquid investments with original maturities of three months or less, other than those used for trading or margin purposes. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash and securities segregated under Federal and other regulations

Certain subsidiaries are obligated by rules mandated by their primary regulators including the CFTC and the SEC, in the U.S., and the FSA, in the U.K., to segregate or set aside cash or qualified securities to satisfy

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

regulations, promulgated to protect customer assets. In addition, substantially all of the subsidiaries are members of clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities.

Securities purchased under agreements to resell and securities sold under agreements to repurchase

Transactions involving purchases of securities under agreements to resell (“resale agreements”) or sales of securities under agreements to repurchase (“repurchase agreements”) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The resulting interest income and expense for these arrangements are generally included in interest income and interest expense in the Combined Statements of Operations.

Resale and repurchase transactions are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN No. 41”) are satisfied.

It is the general policy of the Company to take possession of securities with a market value equal to or in excess of the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is generally required to provide securities to counterparties to collateralize repurchase agreements. The Company’s agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. The collateral is marked to market daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when deemed appropriate.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral. The Company accounts for these transactions in accordance with the prescribed guidance included in Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The forward repurchase and resale commitments are accounted for as derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. In these transactions, the Company receives cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed and loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company enters into financing transactions and matched book positions principally through the use of repurchase agreements and securities lending agreements. In these transactions, the Company receives cash or securities in exchange for other securities, including U.S. government and federal agency obligations, corporate

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

debt and other debt obligations, and equities, or cash. The Company records assets it has pledged as collateral in secured borrowings and other arrangements on the Combined Balance Sheets when the Company is the debtor as defined by SFAS No. 140.

The Company obtains securities as collateral principally through the use of resale agreements, securities borrowing agreements, customer margin loans and other collateralized financing activities to facilitate its matched book arrangements, inventory positions, customer needs and settlement requirements. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, to enter into securities lending or to cover short positions. As of March 31, 2007 and 2006, the fair value of securities received as collateral by the Company, excluding collateral received under resale agreements, that it was permitted to sell or repledge was $20,136,607 and $13,080,980, respectively, of which the Company sold or repledged $19,828,223 and $12,207,417, respectively. Counterparties have the right to sell or repledge these securities. See Note 6 for a description of the collateral received and pledged in connection with agreements to resell or repurchase securities.

Securities owned and securities sold, not yet purchased

Stocks, government and corporate bonds, futures, options and foreign currency transactions are reported in the combined financial statements on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value. Realized and unrealized gains and losses are reflected in Principal transactions or Gains on exchange seats and shares on the Combined Statements of Operations. Fair values are based on quoted market prices.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company’s liability for securities to be delivered is measured at their fair value as of the date of the combined financial statements. However, these transactions result in off-balance sheet risk, as the Company’s ultimate cost to satisfy the delivery of the securities sold, not yet purchased, may exceed the amount reflected in the Combined Balance Sheets.

Shares in exchanges held by the Company that are not required for trading rights are recorded at fair market value, taking into account any restrictions. Unrealized gains and losses arising from these assets are reported separately in the combined statements of operations as Gain on exchange seats and shares.

Receivables from and payables to customers

These balances pertain primarily to margin and open contractual commitments related to customers’ futures, foreign currency forwards and securities transactions. Receivables from and payables to customers include gains and losses on open futures, options and forward contracts and amounts due on cash and margin transactions.

Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Combined Balance Sheets. The Company generally nets receivables and payables related to its customers’ futures, foreign currency forwards and securities transactions on a counterparty basis pursuant to master netting or customer agreements. It is the Company’s policy to settle these transactions on a net basis with its counterparties.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Receivables from and payables to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date (“fails to deliver”) and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from the seller by the settlement date (“fails to receive”). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to net payables and receivables from unsettled trades.

Memberships in exchanges, at cost

Memberships in exchanges represent both an ownership interest and the right to conduct business on the exchange. Exchange memberships of the Company’s broker-dealer and Futures Commission Merchant subsidiaries, representing the right to conduct business, are recorded at cost and tested at least annually for impairment or more frequently if events or circumstances indicate a possible impairment. There were no impairments at March 31, 2007, 2006, or 2005.

Available for sale securities

Memberships in exchanges owned by the Company that are not required to conduct business are recorded at fair value within Securities Owned. During the year ended March 31, 2007, the Company classified certain of these exchange memberships as available for sale securities and accounted for them in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, because they were not held by one of the Company’s broker-dealer or Futures Commission Merchant subsidiaries. The fair value of these exchange shares was $44,801 (cost $1,828) at March 31, 2007 and the Company recorded unrealized gains for these exchange memberships within Equity of $25,354 (net of $17,619 tax). During the year ended March 31, 2007, proceeds from the sale of available for sale securities aggregated $38,940, with gross realized gains of $37,176, determined on a specific identification basis. These shares were obtained in a cash-free exchange upon demutualization of an exchange during the year. The memberships were carried at cost prior to the demutualization.

Furniture, equipment and leasehold improvements

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated over their estimated useful lives of 3 to 5 years on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the related leases, which range from 2 to 10 years. Qualifying costs for internally developed software are capitalized and amortized over the expected useful life of the developed software, not to exceed 3 years. The total depreciation expense for all furniture, equipment and leasehold improvements for the years ended March 31, 2007, 2006, and 2005 was $17,025, $12,931, and $12,593 respectively.

The Company follows the guidance outlined in Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” for all software developed or obtained for internal use, which requires companies to capitalize certain internal-use software costs once specific criteria are met. As of March 31, 2007 and 2006, $1,016 and $781 of software costs remained unamortized, respectively. Reported within Depreciation and amortization is software amortization expense of $1,277, $640, and $1,704 in the years ending March 31, 2007, 2006, and 2005, respectively.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company reviews the carrying value of its furniture, equipment, or leasehold improvements for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of undiscounted cash flows. Impairment charges for furniture, equipment and leasehold improvements recorded in the years ended March 31, 2007, 2006, and 2005 were immaterial.

Goodwill

Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. Goodwill is not amortized and is tested at least annually for impairment during the fourth quarter of the fiscal year. The carrying value of goodwill is also reviewed if the facts and circumstances, such as a significant decline in revenue, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If this review indicates that the goodwill will not be recoverable based on the estimated undiscounted cash flows of the reporting unit, impairment is measured by comparing the carrying value of goodwill to the fair value. Fair value is estimated based on discounted cash flows, market values or appraisals. There was no impairment of goodwill identified for the years ended March 31, 2007, 2006, or 2005.

Intangible assets, net

Intangible assets represent the cash paid in a business acquisition for the purchase of customer relationships, technology assets, and trade names. The Company amortizes finite-lived intangible assets over their estimated useful lives on a straight-line basis, which range from 4 to 14 years, unless the economic benefits of the intangible are otherwise impaired. The Company did not have any indefinite lived intangible assets at March 31, 2007 and 2006. Intangible assets are reviewed at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. There was no impairment of intangible assets identified for the years ended March 31, 2007, 2006, or 2005.

Minority interests

The Company combines the results and financial position of entities it controls, but does not wholly own. As of March 31, 2007, the Company owned 91.0% of Man Securities Limited and 70.2% of Man Financial-Sify Securities India Private Limited. At March 31, 2007 and 2006, minority interest recorded in the Combined Balance Sheet was $6,973 and $5,487, respectively.

Derivative instruments and hedging activities

The Company has interest rate swaps in place to swap the fixed interest payments on subordinated and senior debt to floating rates. These swap contracts enable the Company to substitute fixed rate interest payments with variable rate interest payments, and manage its exposure on its borrowings. The Company applies fair value hedge accounting using interest rate swap contracts to hedge the benchmark interest rate (LIBOR) on its fixed rate long-term borrowings. The Company hedges the risk of changes in fair value of the hedged debt attributable to changes in LIBOR. The changes in the fair value of these swaps that are designated and qualify as fair value hedges are recorded in the Combined Statements of Operations together with any changes in the fair value of the hedged liability that are attributable to the hedged risk. The Company tests hedge effectiveness on its interest rate swaps quarterly, on both a prospective and retrospective basis. For prospective testing, the Company uses a “dollar offset” method, which compares the change in fair value of the hedged debt due to the hedged risk to the change in fair value of the related swap. The Company’s prospective dollar offset assessment utilizes a stress test where a shift is applied to the forward LIBOR curve to determine if the hedged debt and related swap are

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk. For retrospective testing, the Company utilizes a regression analysis in which changes in fair value of the hedged debt attributable to the hedged risk are regressed against changes in the fair value of the related swap. Ineffectiveness on each hedging relationship is calculated as the difference between the change in fair value of the interest rate swap contract and the change in fair value of the hedged debt attributable to changes in the benchmark interest rate (LIBOR). In the years ended March 31, 2007, 2006 and 2005, the (losses)/gains recorded in Principal transactions in the Combined Statements of Operations due to ineffectiveness were $(57), $(273) and $268, respectively. The total notional amounts of these outstanding interest rate swap contracts were $465,000, $465,000 and $415,000 at March 31, 2007, 2006 and 2005, respectively.

The Company also enters into derivative contracts, to manage its exposure to foreign currency exchange rates, which do not qualify for hedge accounting as defined in SFAS No. 133. For these transactions, the Company records all gains and losses within Principal transactions in the Combined Statements of Operations. The cash flow impact of derivative contracts that do not qualify for hedge accounting is classified as Cash flows from operating activities in the Combined Statements of Cash Flows.

All derivative financial instruments are carried at market value, or if market prices are not readily available, fair value. Market values for exchange-traded derivatives are based on quoted market prices. Fair market values for over-the-counter derivative financial instruments are based on pricing models that are based on observable market data intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in foreign exchange rates may result in cash settlements which exceed the amounts recognized on the Combined Balance Sheets. The counterparties to the Company’s forward foreign exchange contracts include a number of major international financial institutions. The Company could be exposed to loss in the event of non-performance by these counterparties. However, credit ratings and concentrations of risk to these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.

Employee benefits

The Company’s employees participate in various pension and savings benefit plans. The Company uses various actuarial methods and assumptions in determining the pension benefit costs and obligations, including the discount rate used to determine the present value of future benefits and expected long-term rate of return on plan assets. The defined benefit plan arrangements sponsored by Man Group have been accounted for as multi-employer plans.

Income taxes

The income tax provision is reflected in the combined statements of operations as if the Company operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under this method, deferred income taxes are provided for differences between the carrying value of assets and liabilities for financial reporting and income tax purposes, and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carryforwards will not be realized.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company has classified deferred tax assets within Other assets, and deferred tax liabilities and accrued taxes payable within Accrued expenses and other liabilities on the Combined Balance Sheets.

Allowance for doubtful accounts

The Company’s allowance for doubtful accounts is based upon management’s continuing review and evaluation of factors such as collateral value, aging and the financial condition of the customers. The allowance is assessed to reflect the best estimate of probable losses due to client defaults that have been incurred as of the balance sheet date. Any changes are included in the current period operating results. In circumstances where a specific customer’s inability to meet its financial obligation is known, the Company records a specific provision against accounts receivable to reduce the receivable to the amount it reasonably believes will be collected. The bad debt expense recognized for the years ended March 31, 2007, 2006 and 2005 is $3,982, $4,472 and $2,473, respectively.

Stock-based compensation

The Company’s employees participated in various stock incentive plans sponsored by Man Group. As of April 1, 2006, the Company adopted SFAS No. 123R, “Share Based Payment” (“SFAS No. 123R”). SFAS No. 123R measures the cost of employee services received for stock based compensation based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. In the years ending March 31, 2006 and 2005, the Company accounted for those plans under the recognition and measurement principles specified in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), which required that compensation be measured by reference to the quoted market price of the stock on the measurement date less amounts that the employee is required to pay.

Revenue recognition

Execution-only commissions

Execution-only commissions are recorded on a trade-date basis as customer transactions occur. Fees are charged at various rates based on the products traded and the method of trade. Execution-only commissions consist of fees charged for executing trades on an agency basis for counterparties that have clearing accounts with other brokerage institutions. Execution-only commissions do not include (1) commissions the Company earns when both executing and clearing the transaction for the customer, which are recognized as cleared commissions described below, or (2) “markups” earned from executing customer trades on a matched principal basis, which are recognized under principal transactions revenue, as described below.

Cleared commissions

Cleared commissions revenue are recorded on a trade-date basis as customer transactions occur. Fees are charged at various rates based on the products traded and the method of trade. Cleared commissions consist of transaction fees earned: (1) by both executing and clearing transactions for customers and (2) by providing clearing services where the trade is executed by another brokerage firm and then routed to the Company. Cleared commissions include fees earned for providing both types of services. Cleared commissions are presented net of rebates earned by customers based on the volume of transactions they execute and clear pursuant to guidance presented in Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Principal transactions

Principal transactions include revenues from both matched principal brokerage activities and proprietary securities transactions. Revenues from matched principal brokerage activities are recorded on the trade date. For these activities, commission is not separately billed to customers; instead a commission equivalent is included in the transaction revenues following execution of the transaction on behalf of customers.

Proprietary securities transactions are recorded on the trade date. Profits and losses arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis, including to a lesser extent from derivatives transactions executed for the Company’s own account to hedge foreign currency exposure as well as the ineffectiveness of hedges in respect of the Company’s interest rate exposure.

Interest

Interest is recognized on an accrual basis and includes amounts receivable on customer funds, company funds and collateralized financing arrangements. Interest income related to repurchase agreements, securities borrowed and collateralized financing arrangements are recognized over the life of the transaction. Interest income and expense for repurchase agreement transactions are presented net in the combined statements of operations, pursuant to the requirements of FIN 41 and FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN No. 39”).

Other

Other revenues consist of revenues we earned from other normal business operations that are not otherwise included above. These include fees from clients and other counterparties for certain ancillary services provided by the Company, such as the use of trading systems and other back-office services and support.

Transaction-based expenses

Transaction-based expenses are variable expenses directly incurred in conjunction with the generation of revenues, and consist of execution and clearing fees and sales commissions.

Execution and clearing fees

Execution and clearing fees reflect the expenses of executing, clearing and settling trades on behalf of customers. These fees are paid to third parties, specifically clearing brokers, exchanges and clearing-houses, and regulatory bodies. Execution and clearing fees are recognized on a trade date basis. Execution and clearing fees also reflect losses due to trading errors for the years ended March 31, 2007, 2006 and 2005 of $13,000, $10,647 and $10,587, respectively.

Sales commissions

Sales commissions consist of payments to introducing brokers that are deemed third parties.

Gain on exchange seats and shares

Gain on exchange seats and shares consist of (1) realized gains on sale of exchange seats and shares, (2) unrealized gains and losses arising from fair value movements on the exchange shares held by the Company but not required for clearing transactions and (3) dividend income earned on all exchange memberships held by the Company.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Fair value of financial instruments

Financial instruments and related revenue and expenses are recorded in the financial statements on a trade date basis. Financial instruments include related accrued interest or dividends. Market value generally is based on published market prices or other relevant factors including dealer price quotations.

The fair value of a financial instrument is determined using external market quotations or the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Management estimates the aggregate fair value of financial instruments recognized on the Combined Balance Sheets (including receivables, payables, accrued expenses and subordinated borrowings) and approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

For certain instruments, where non-observable market data has been considered, the Company has not recorded any ‘day-one profit’ in accordance with EITF 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”. These types of financial instruments do not comprise a material portion of the Company’s total trading activity.

Legal reserves

In the ordinary course of business, the Company has been named as a defendant in legal proceedings. The Company estimates the potential losses that may arise out of legal and regulatory proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated.

Equity

The Company’s equity reflects an aggregation of accumulated earnings, accumulated comprehensive income/loss, and foreign currency translation adjustments. The Company’s combined financial statements have been prepared on a carve-out basis, and as such, the calculation of accumulated comprehensive income since the business was established is impracticable.

The impact of adjustments to other comprehensive income, net of tax is as follows:

	Years ended March 31,
	2007	2006	2005
Changes in market value of available for sale securities (net of $17,619 of tax)	$25,354	$—	$—
Foreign currency translation adjustment	4,757	(2,870)	1,117
Minimum pension liability adjustment (net of $71 and $134 of tax in 2005 and 2006, respectively)	—	99	184

Other comprehensive income adjustments	$30,111	$(2,771)	$1,301

Foreign currency translation

The functional currency is the currency of the primary economic environment in which cash is generated and expended. This is generally the local currency for the Company’s non-U.S. operations, except for certain

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

entities in the U.K. The assets and liabilities of foreign operations are translated into U.S. dollars at the spot exchange rates prevailing at the close of business on the reporting date. Revenue and expenses of the foreign operations are translated into U.S. dollars at average exchange rates during the period. Gains or losses on the translation of financial statements of the Company’s non-U.S. subsidiaries, where the functional currency is other than the U.S. dollar, are included in Equity on the Combined Balance Sheets. The impact of translating monetary assets and liabilities to the reporting currency as well as transaction gains and losses are recorded in General and other expenses in the Combined Statements of Operations. For the years ended March 31, 2007, 2006, and 2005 net currency transaction (losses)/gains recorded in General and other expenses were $(1,011), $11,298, and $(10,793) respectively.

Recently Issued Accounting Pronouncements

In June 2006 the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, (“FIN No. 48”) which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 requires enterprises to assess and account for the effect of uncertainty of tax positions taken or to be taken on tax returns in their financial statements. The Company is currently considering the impact of the adoption of FIN No. 48 on the Company's combined financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently considering the impact of the adoption of SFAS No. 157 on the Company's combined financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The Company has adopted the provisions of SAB No. 108.

In September 2006 the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statement No. 87, 88, 106 and 132(R)”, (“SFAS No. 158”). This Standard requires the recognition of the funded status of a benefit plan on the Balance Sheet. The Standard also requires the recognition, in other comprehensive income, of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. SFAS No. 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. Due to the curtailment and settlement of the Company’s domestic pension plans, as discussed in Note 16, the provisions of SFAS No. 158 are not applicable.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently considering the impact of the adoption of SFAS No. 159 on the Company's combined financial statements.

Note 3: Adjustment to previously issued financial statements

The Company changed the useful life of customer relationships acquired from Refco from 15 to 10 years and appropriately adjusted its previously issued financial statements as of and for the years ended March 31, 2007 and 2006.

This adjustment has the following effect on the Company’s Combined Statements of Operations:

	For the Year Ended March 31, 2007		For the Year Ended March 31, 2006
	As previously reported	As adjusted	As previously reported	As adjusted
Depreciation and amortization	$41,387	$46,777	$26,423	$28,220
Income before provision for income taxes	295,053	289,663	89,823	88,026
Net Income	$191,376	$187,999	$60,921	$59,795

In accordance with SAB No. 108, the Company has conducted a quantitative and qualitative analysis of the materiality of the impact of this change to its financial statements for fiscal 2007 and fiscal 2006 and has concluded that the impact of this change was not material. Additionally, the impact of the adjustments on the Company’s Combined Balance Sheets and Combined Statements of Cash Flows, as of and for the years ended March 31, 2007 and 2006, was de minimis.

Note 4: Acquisitions

Acquisition of Refco

On November 25, 2005, the Company acquired the customer accounts, balances, certain other assets and subsidiaries of Refco for $304,864. Refco and its subsidiaries provided execution and clearing services for exchange-traded derivatives and prime brokerage services in the fixed income and foreign exchange markets. Refco’s parent company went into liquidation, and the Company purchased most of the Refco assets from these bankruptcy proceedings to expand its brokerage services and gain certain customer relationships. The Company’s acquisition comprised primarily all of the employees and client accounts of Refco’s regulated futures brokerage. The acquisition included the customer accounts, balances and certain other assets in the U.S., Singapore, Canada, and India and was accounted for as a business combination in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). The Company acquired a significant amount of these assets in transactions involving a purchase of assets, while a small portion was obtained through the acquisition of stock in small non-U.S. entities.

The rights to the European operations of Refco were immediately assigned to Marathon Asset Management. The assets of Refco’s Singapore business were acquired on December 6, 2005 and Refco’s 20% shareholding in the Taiwanese operation Polaris Refco Futures on February 6, 2006. Refco’s legal entities in Canada (100%) and India (70%) were acquired on January 31, 2006 and February 28, 2006, respectively. The results of the acquired Refco assets and entities have been included in the combined financial statements from their respective acquisition dates.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The assets and liabilities acquired are as follows:

Total purchase price paid	$304,864

Assets acquired
Cash and cash equivalents	7,296
Cash and securities segregated under Federal and other regulations	74,026
Securities owned, at fair value	18,350
Due from brokers, dealers and clearing organizations	53,991
Due from customers, net	10,858
Other receivables	867
Memberships in exchanges	97,897
Furniture, equipment and leasehold improvements, net	10,688
Intangible assets subject to amortization	179,600
Investment in Polaris	9,700
Other assets	8,709

Total assets acquired	471,982

Liabilities assumed
Due to customers	115,197
Employee termination liabilities	12,653
Deferred income taxes	11,167
Accrued expenses and other liabilities	21,465
Long-term borrowings	3,580

Total liabilities assumed	164,062

Minority interest	5,061

Fair value of net assets acquired	302,859

Goodwill resulting from acquisition	$2,005

The application of purchase accounting under SFAS No. 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The Company paid a premium (i.e. goodwill) over the fair value of net tangible and identified intangible assets acquired of $2,005, of which none is expected to be deductible for tax purposes. The following table provides a summary of amounts assigned to intangible assets:

Amount Assigned
Intangible asset subject to amortization:
Customer relationships	$161,700
Technology assets	16,700
Trade names	1,200

Total of intangible assets subject to amortization	$179,600

The customer relationships, technology assets, and trade names are being amortized on a straight-line basis over an amortization period of 10, 5, and 14 years, respectively. Amortization aggregating $6,532 has been recorded for the period from the acquisition date through March 31, 2006. The weighted average useful life of the intangible assets is approximately 9.6 years.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

All intangible assets, which have been independently valued, were recognized at their respective fair values. Customer relationships were the principal source of value in the acquired Refco business. The methodology used for estimating the fair value of customer relationships was based on incorporating the residual profit, or excess earnings method. The valuation of the customer relationships was calculated using a discount rate equivalent to the implied internal rate of return derived from management’s cash flow projections and the total fair value of the Refco acquired businesses under the market approach. Refco’s internally developed technology assets were valued using the replacement cost approach. The royalty savings approach was applied in valuing the trade name. The Company also acquired a 20% interest in Polaris Refco Futures, a publicly traded company on the Taiwan OTC Exchange. The Company finalized its allocation of the purchase price to the assets acquired during the year ended March 31, 2007, as allowed by SFAS No. 141.

As a result of the circumstances leading to the bankruptcy of Refco, the accounting records of the business were incomplete. It is therefore not practical to assess the significance of or meaningful to disclose the financial results of Refco as if the acquisition had taken place at the beginning of the year ending March 31, 2006 or for the year ending March 31, 2005.

In connection with the acquisition of Refco, Man Group recorded total integration costs of $79,422 of which $12,654 qualified as exits costs in accordance with EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF No. 95-3”), in the year ending March 31, 2006. These charges, consisting of employee termination expenses, were initiated to integrate the acquisition and reduce the overall cost structure, and have been accounted for as part of the purchase price allocation. During the year ending March 31, 2007, the Company paid $5,493 of these exit costs and the liability remaining at March 31, 2007 was $0. During the year ending March 31, 2006, the Company paid $7,161 of these exit costs and the liability remaining at March 31, 2006 was $5,493.

The Company incurred other Refco integration costs in the years ended March 31, 2007 and 2006, which consist of the following:

	Years ended March 31,
	2007	2006
Retention costs	$19,382	$38,741
Redundancy/severance	—	13,987
Professional fees	—	7,272
Other	—	6,768

Total	$19,382	$66,768

Acquisition of Dowd Westcott Group L.L.C.

In February 2007, the Company acquired certain business assets of Dowd Westcott Group L.L.C. for $15,000 cash at closing. As a result of the acquisition, the Company recorded $21,514 in customer relationships, with a useful life of 7 years. The Company will record $3,073 in amortization expense in each of the next 7 years. As part of the acquisition, the Company will also make contingent, or “earn-out” payments based on earnings over the next 5 years, subject to maximum and minimum amounts. If the minimum earn-out is not reached at the end of 5 years, the Company’s obligation to pay the earn-out can extend for up to 10 years, subject to a maximum amount of $75,000. The Company has recorded a deferred credit of $6,525 as of March 31, 2007. Future earn-out payments, in excess of the deferred credit, are considered additional purchase consideration and will result in an increase to goodwill. The Company does not consider the impact of this acquisition to be significant to its operations.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 5: Receivables from and Payables to Customers

Receivables from and payables to customers, net of allowances, are as follows:

	March 31,
	2007		2006
	Receivables from customers	Payables to customers	Receivables from customers	Payables to customers
Futures transactions	$597,831	$12,089,184	$286,265	$12,663,681
Foreign currency and other OTC derivative transactions	134,740	3,461,308	182,263	2,408,598
Securities transactions	54,366	181,087	37,053	191,237
Other	14,706	24,456	28,288	173,702

Total	$801,643	$15,756,035	$533,869	$15,437,218

Note 6: Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

The Company’s policy is to take possession of securities purchased under resale agreements, which consist largely of securities issued by the U.S. government. The Company retains the right to re-pledge collateral received in secured financing transactions. As of March 31, 2007, the market value of collateral received under resale agreements was $40,408,815, of which $668,818 was deposited as margin with clearing organizations. As of March 31, 2006, the market value of collateral received under resale agreements was $20,651,441, of which $811,845 was pledged with clearing organizations. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of March 31, 2007 and 2006, the market value of collateral pledged under repurchase agreements was $39,720,533 and $18,901,831 respectively. As of March 31, 2007, there were no amounts at risk under repurchase agreements or resale agreements with a counterparty greater than 10% of Equity.

In accordance with SFAS No. 140, the Company de-recognized assets and liabilities from the Combined Balance Sheets. At March 31, 2007, this consisted of securities purchased under agreements to resell and securities sold under agreements to repurchase of $3,845,729 and $4,464,115, respectively, at contract value.

Securities purchased under agreements to resell that are subject to the segregation requirements of the Commodity Futures Trading Commission (the “CFTC”) totaled $3,142,993 and $2,479,806 at March 31, 2007 and 2006, respectively.

The carrying values of the assets sold under repurchase transactions, including accrued interest, by maturity date are:

	March 31, 2007
	Demand	Overnight	Less than 30 days	30 to 90 days	After 90 days	Total
Security type
U.S. Governments	$406,784	$2,145,413	$4,417,977	$633,021	$923,519	$8,526,714
U.S. Corporations	187,254	—	37,067	—	—	224,321
Foreign Governments	83,293	203,371	5,174,329	347,583	756,841	6,565,417
Foreign Corporations	1,414,135	6,636	136,999	—	—	1,557,770

Total	$2,091,466	$2,355,420	$9,766,372	$980,604	$1,680,360	$16,874,222

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 7: Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following:

	As of March 31,
	2007		2006
	Receivables	Payables	Receivables	Payables
Securities failed to deliver/receive	$189,034	$157,598	$91,652	$42,684
Due from/to clearing broker	1,506,597	188,503	1,020,374	44,675
Due from/to clearing organizations	2,485,947	46,068	2,976,611	21,370
Fees and commissions	4,650	63,061	33,404	33,138
Unsettled trades and other	1,998,916	2,106,279	2,907,575	2,872,227

Total	$6,185,144	$2,561,509	$7,029,616	$3,014,094

Note 8: Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased, both at fair value, consist of the following at March 31, 2007 and 2006:

	As of March 31,
	2007		2006
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government bonds	$2,020,701	$1,010,127	$1,314,162	$445,401
Corporate debt securities	3,146,826	—	725,147	—
Foreign government bonds	488,274	1,212,477	448,998	—
Mutual funds	1,123,800	—	1,824,078	—
Equities	6,656,313	1,153,164	3,811,558	883,902
Shares held due to demutualization of exchanges	154,823	—	18,944	—
Other	8,242	2,694	11,247	—

Total	$13,598,979	$3,378,462	$8,154,134	$1,329,303

At March 31, 2007 and 2006, $1,771,342 and $1,936,835, respectively of U.S. government bonds and mutual funds owned by the Company were deposited as margin with clearing organizations.

Note 9: Cash and Securities Segregated under Federal and Other Regulations

At March 31, 2007 and 2006, in addition to cash, securities with a market value of $4,461,469 and $4,965,753, respectively, were segregated.

At March 31, 2007 and 2006, the Company was in compliance with its segregation requirements and held segregated assets in excess of amounts due to customers.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 10: Furniture, Equipment, and Leasehold Improvements

A summary of furniture, equipment, and leasehold improvements is as follows:

	March 31,
	2007	2006
Leasehold improvements	$28,974	$19,083
Equipment	70,801	60,555
Furniture and fixtures	28,270	24,831
Computer software	21,984	21,420

Total cost	150,029	125,889
Less: accumulated depreciation and amortization	104,273	89,087

Cost, net of accumulated depreciation and amortization	$45,756	$36,802

Note 11: Goodwill

The changes in the carrying value of goodwill for the years ended March 31, 2007 and 2006 are as follows:

Balance as of March 31, 2005	33,762
Acquisition	2,005

Balance as of March 31, 2006	$35,767

Balance as of March 31, 2007	$35,767

Note 12: Intangible Assets

A summary of intangible assets, subject to amortization at March 31, 2007 and 2006 is as follows:

	March 31,
	2007	2006
Customer relationships
Gross carrying amount	$244,875	$223,361
Accumulated amortization	(57,879)	(32,409)

Net carrying amount	186,996	190,952

Technology assets
Gross carrying amount	27,858	27,858
Accumulated amortization	(14,200)	(10,102)

Net carrying amount	13,658	17,756

Trade names
Gross carrying amount	2,187	2,187
Accumulated amortization	(550)	(366)

Net carrying amount	1,637	1,821

Other	—	1,676

Total	$202,291	$212,205

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The amortization included in Depreciation and amortization for the year ended March 31, 2007, 2006, and 2005 was $29,752, $15,289, and $10,678, respectively. The amortization expense for the next five fiscal years is $31,236, $31,077, $29,906, $24,769 and $19,171, respectively.

Note 13: Income Taxes

The taxable results of the Company’s U.S. operations are included in the combined income tax returns of Man Group USA Inc. The tax results of the Company’s foreign operations are included in the tax returns of the respective jurisdictions in which the Company conducts business. The income tax provision reflected in the Company’s combined Statements of Operations is presented as if the Company operated on a stand-alone basis.

The components of income before provision from income taxes, equity earnings, and minority interest expense are as follows:

	Years Ended March 31,
	2007	2006	2005
U.S.	$44,947	$(45,784)	$12,932
International	244,716	133,810	110,836

Total	$289,663	$88,026	$123,768

The provision for income taxes consists of:

	Years Ended March 31,
	2007	2006	2005
Current:
U.S.	$21,240	$(994)	$9,553
International	71,308	49,454	35,464

	92,548	48,460	45,017

Deferred:
U.S.	8,270	(19,298)	(2,084)
International	(818)	(925)	(3,399)

	7,452	(20,223)	(5,483)

Total	$100,000	$28,237	$39,534

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The reconciliation of income tax expense before equity earnings and minority interest expense as reflected in the Combined Statements of Operations to the expected tax expense by applying the U.S. federal statutory income tax rate is as follows:

	Years Ended March 31,
	2007	2006	2005
Income before provision for income taxes	$289,663	$88,026	$123,768

Federal income tax expense at 35%	101,382	30,809	43,319
State taxes	4,894	(2,018)	1,660
Effect of lower overseas tax rates	(14,527)	(8,048)	(6,025)
Adjustments in respect of prior periods	(1,521)	1,852	(3,782)
Stock-based compensation	(1,790)	2,349	1,170
IPO-related costs	10,874	—	—
Other, net	688	3,293	3,192

Provision for income taxes	$100,000	$28,237	$39,534

Effective tax rate	34.5%	32.1%	31.9%

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The components of deferred tax assets and liabilities consist of the following items:

	March 31,
	2007	2006
Deferred tax assets
Net operating loss carry forwards	$13,178	$11,952
Depreciation	7,491	6,762
Stock-based compensation	18,692	14,349
Goodwill amortization	9,021	9,874
Other, net	9,352	6,012

Total deferred tax assets	57,734	48,949
Valuation allowance	(13,843)	(9,788)

Deferred tax assets, net of valuation allowance	43,891	39,161

Deferred tax liabilities
Intangible assets	(10,719)	(16,310)
Exchange membership seats	(33,149)	(9,092)
Pension plans	—	(4,578)
Unrealized gains	(16,923)	—
Other, net	(131)	(790)

Total deferred tax liabilities	(60,922)	(30,770)

Net deferred tax (liabilities)/assets	$(17,031)	$8,391

At March 31, 2007, the Company had approximately $25,000 of net operating loss carry forwards in certain non-U.S. jurisdictions. A valuation allowance has been provided against these loss carry forwards on the basis that recovery is uncertain (see below). Of these losses, $21,000 will expire between 2014 and 2016 and $4,000

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

have no expiration date. As of March 31, 2007, the Company earned over $343,000 of income that was excluded from taxable income in one state, resulting in net operating loss carry forwards of $142,600 in that state. These loss carry forwards will expire in future years through 2019. A full valuation allowance has been provided related to these loss carry forwards on the basis that recovery is uncertain. The deferred tax assets relating to all net operating loss carry forwards and related valuation allowances are reflected, without offset, above.

The total valuation allowance for deferred tax assets of $13,843 and $9,788 at March 31, 2007 and March 31, 2006, respectively, relates principally to uncertainty of the utilization of tax loss carryforwards in various jurisdictions. The valuation allowance was calculated in accordance with SFAS No. 109, which requires that a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Except for taxes on earnings that have been currently distributed, no additional provision has been made for taxes that would be payable on the remittance of undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. The Company expects such investments to be essentially permanent in duration, and the undistributed earnings to be permanently reinvested, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed of. It is not practicable to estimate the additional taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Note 14: Borrowings

Short-term borrowings consist of the following:

	March 31,
	2007	2006
Bank overdrafts	$25,453	$41,581
Current portion of long-term borrowings	56,552	14,032

Total	$82,005	$55,613

Excluding the current portion of long-term borrowings, the weighted-average interest rate for short-term borrowings at March 31, 2007 and 2006 was 6.05% and 5.64%, respectively.

Long-term borrowings consist of:

	March 31,
	2007	2006
Borrowings from Man Group	$142,970	$124,467
5.47% Subordinated Notes due 2014 (less unamortized discounts of $684 and $1,020)	154,497	150,785
6.15% Subordinated Notes due 2015 (less unamortized discount of $204 and $265)	49,063	48,130
4.84% Senior Notes due 2009 (less unamortized discounts of $260 and $387)	142,222	139,734
5.34% Senior Notes due 2011 (less unamortized discounts of $155 and $192)	59,451	58,342
5.93% Senior Notes due 2014 (less unamortized discounts of $155 and $176)	49,170	48,157
Floating Rate Senior Notes due 2007 (less unamortized discounts of $81 and $120)	44,919	44,880
Derivatives-held for hedging purposes	8,882	17,471

Total long-term borrowings	651,174	631,966

Less: Current portion	56,552	14,032
Long-term borrowings, excluding current portion	$594,622	$617,934

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company has long-term borrowings payable to Man Group. See Note 21 for further details. The Company’s remaining borrowings consist of private placement notes. The interest rate on the 5.47% Subordinated Notes due 2014 is fixed at 5.47% until March 2009, after which it is adjusted to variable, at LIBOR plus 2.62%. The interest rate on the 6.15% Subordinated Notes due 2015 is fixed at 6.15% until August 2010, after which it is adjusted to variable, at US dollar LIBOR plus 2.27%. The interest rate on the Floating Rate Senior Notes due 2007 is floating LIBOR plus 61 basis points. The private placement notes contain certain covenants, all of which the Company was in compliance with at March 31, 2007.

The Company has interest rate swaps in place to swap the fixed rate interest payments on subordinated and senior debt to floating rate. See Note 2 for further details. The weighted average effective interest rates including the effect of interest rate swaps for the Senior Notes was 6.2% and 5.7% for the years ended March 31, 2007 and 2006, respectively. The weighted average effective interest rates including the effect of interest rate swaps for the Subordinated Notes was 7.5% and 7.1% for the years ended March 31, 2007 and 2006, respectively.

It is the Company’s intention to renegotiate each borrowing that is subject to repricing prior to the repricing date. Annual repayments of long-term borrowings as of March 31, 2007, at contractual repricing dates, are as follows:

2008	56,552
2009	184,496
2010	142,222
2011	49,063
2012	59,451
Thereafter	150,508

Total long-term borrowings	$642,292

The fair value of long-term borrowings, excluding borrowings from Man Group, at March 31, 2007 and 2006, was $508,869 and $500,835, respectively. The fair value of long-term debt was determined by reference to the March 31, 2007 and 2006, market values of comparably rated debt instruments.

Note 15: Stock-Based Compensation Plans

Certain of the Company’s employees were granted awards under several stock-based incentive plans established by Man Group and approved by Man Group’s Remuneration Committee.

In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and supersedes APB No. 25. Effective April 1, 2006, the Company implemented SFAS No. 123R using the modified prospective transition method.

Under this transition method, the compensation expense recognized beginning April 1, 2006 includes compensation expense for (i) all stock-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and APB No. 25, and (ii) all stock-based payments granted subsequent to March 31, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Stock-based compensation expense is generally recognized ratably over the requisite service period. The adoption of SFAS No. 123R resulted in a cumulative benefit from accounting change of $1,012 ($676, net of tax), in the year ended March 31, 2007,

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.

Prior to April 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123. In adopting the provisions of SFAS No. 123R, the Company will now recognize compensation expense for the Employee Stock Purchase Plan and record compensation expense for the Performance Share Plan on a straight-line basis. Prior to the adoption of SFAS No. 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123R requires excess tax benefits to be reported as a financing cash inflow rather than as a reduction of taxes paid.

Under the modified prospective application method, results for prior period have not been restated to reflect the effects of implementing SFAS No. 123R. The following pro forma information presents the Company’s pro forma net income if stock-based compensation expense, net of forfeitures, had been determined based on the fair value at the grant dates as defined by SFAS No. 123 and amended by SFAS 148, Accounting for Stock–Based Compensation — Transition and Disclosure — An Amendment of FASB 123:

	Year ended March 31,
	2006	2005
As reported, net income	$59,795	$84,234
Add back:
Stock-based employee compensation expense included in net income, net of tax	$16,850	$8,708
Less:
Total fair value of stock-based employee compensation expense, net of tax	$13,445	$8,662

Pro forma net income	$63,200	$84,280

Compensation expense for the stock-based compensation plans has been included in Employee compensation and benefits within the Combined Statements of Operations. The impact of the reduced stock-based compensation expense in the year ended March 31, 2007 as a result of the adoption of SFAS 123R, on Income before provision for taxes and Net income is $6,431 and $3,870, respectively. Net income for the year ended March 31, 2007 includes $26,089 of compensation costs and $10,025 of income tax benefits related to stock-based compensation arrangements. Net income for the year ended March 31, 2006 includes $24,551 of compensation costs and $7,701 of income tax benefits related to stock-based compensation arrangements. Net income for the year ended March 31, 2005 includes $13,068 of compensation costs and $4,360 of income tax benefits related to stock-based compensation arrangements. Certain stock-based compensation awards have been classified as liabilities on the Combined Balance Sheets as of March 31, 2007. For the year ending March 31, 2007, $4,247 of share-based liabilities were paid.

Executive Share Option Plan

Executive share option awards are stock option awards granted to selected senior employees and executive directors, where the ability to exercise the stock option depends on Man Group’s achievement of a financial target. The financial target is based on the retail price index, plus a margin, and on Man Group’s earnings per share, as defined by the plan. Man Group’s financial target is measured over three consecutive years, as defined by the plan. Executive share option awards are granted at the market value of Man Group stock on the date of

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

grant, vest over three years, and lapse if the financial target is not achieved after three years. Awards issued prior to the 2006 plan year were issued under similar guidelines, however the awards do not lapse after three years, but rather could be exercised by the holder if the financial target is met within four or five years. For all awards, once the financial target is deemed achieved, the holder of the award has the right to exercise the share option award up to 10 years from the date of grant. When exercised, the holder receives Man Group shares in exchange for paying cash consideration equal to the option price. The following table summarizes activity for this plan for the year ended March 31, 2007:

	Options	Weighted- Average Exercise Price (per share) (1)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of April 1, 2006	1,295	$3.66	7.3	$4,714
Granted	501	7.58	9.3
Exercised	28	4.00	—	98

Stock options outstanding as of March 31, 2007	1,768	5.22	7.2	10,100
Stock options vested and expected to vest as of March 31, 2007	742	3.58	5.4	5,454
Stock options exercisable at March 31, 2007	742	$3.58	5.4	5,454

(1)	As Man Group plc shares trade in Pound Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.

During the year ended March 31, 2007, Man Group issued 501 stock option awards with a weighted-average grant date fair value of $2.38. During the year ended March 31, 2006, Man Group issued 254 stock option awards with a weighted-average grant date fair value of $1.38. During the year ended March 31, 2005, Man Group issued 271 stock option awards with a weighted-average grant date fair value of $1.83. The total intrinsic value of stock options exercised during the year ended March 31, 2007, 2006, and 2005 was $98, $641, and $504 respectively. The fair value of shares vested during the years ending March 31, 2007, 2006, and 2005 was $1,448, $883, and $1,696, respectively. During the year ended March 31, 2007, there were 28 stock options exercised with a $98 impact on cash flows from operations and financing activities. As of March 31, 2007, the total unrecognized compensation expense remaining was $2,529, which is expected to be recognized over 1.9 weighted-average years.

The Company estimates the fair value of options granted under the Employee Stock Purchase Plans using the Black-Scholes option-pricing model and uses a binomial lattice option-pricing model to estimate the fair value of Executive Share Option Plan awards. The binomial lattice option-pricing model is used in estimating the fair value of the Executive Share Option Plan as the awards are subject to performance conditions. These pricing models require the input of assumptions related to exercise behavior and a price volatility assumption for the underlying stock. Changes in the assumptions can materially affect the estimate of fair value and results of operations could be materially impacted.

The assumptions used for the year ended March 31, 2007, 2006, and 2005 were as follows:

Expected Volatility: The expected volatility factor used to estimate the fair value of stock options awarded is based on the historical volatility of Man Group’s common stock over a period consistent with the expected term of the option and on implied volatility of market-traded options on Man Group’s common stock, together with other factors.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Expected Dividend Yield: The dividend yield assumptions are based on an analysis of Man Group’s average historical dividend yield prior to each award date, together with other factors.

Risk Free Interest Rate: The risk-free rate is determined using the implied yield currently available on zero-coupon U.S. and U.K. government bonds, as issued in the currency in which the exercise price is expressed, with a term consistent with the expected option life.

Expected Term: The binomial lattice option-pricing model used to value the Executive Share Option Plan contains a model for early exercise behavior. The output of the model can be used to derive the expected term of the options granted.

The grant date fair value of each option grant has been estimated with the following weighted-average assumptions:

	Year ended March 31,
	2007	2006	2005
Expected volatility	30.0%	30.0%	35.0%
Risk free interest rate-Executive Share Option Plan	5.2%	4.4%	5.3%
Risk free interest rate-Employee Stock Purchase Plan	5%	4.3%	4.5%
Expected dividend yield	2.0%	2.5%	2.0%
Expected term-Executive Share Option Plan	8.5 years	8.5 years	7.5 years
Expected term-Employee Stock Purchase Plan	3.4 years	3.2 years	3.2 years

Performance Share Plan

Performance share awards, granted to selected senior employees and executive directors, is a stock-based award in which the number of shares ultimately received by the participant depends on Man Group’s achievement of a financial target. The financial target is based on Man Group’s average return on equity measured over three consecutive years, as defined by the plan. Participants are awarded shares in the plan by Man Group’s Remuneration Committee. Participants can also purchase Man Group shares using their cash bonus or by taking out a non-interest bearing loan with Man Group to further invest in the plan. Based on the shares awarded and shares purchased for further investment in the plan, participants are entitled to receive matching shares of Man Group stock if the financial target is met. All shares that are awarded through the plan vest over three to four years, but lapse if the financial target is not met for the three year measurement period. The amount of Man Group stock matched to shares in the plan ranges from 0% to 100%, depending on the degree to which Man Group achieved the financial target.

During the year ended March 31, 2007 and 2006, 1,051 and 609 shares were purchased by participants for additional investment in the plan. During the year ended March 31, 2007, Man Group issued 172 performance share awards with a weighted-average grant date fair value of $6.67. During the year ended March 31, 2006, Man Group issued 261 performance share awards with a weighted-average grant date fair value of $3.97. During the year ended March 31, 2005, Man Group issued 224 performance share awards with a weighted-average grant date fair value of $4.44. The total fair value of performance share awards distributed to participants during the year ended March 31, 2007, 2006, and 2005 was $8,383, $3,389, and $5,801 respectively.

Co-Investment Plan

The Co-Investment plan allows selected senior employees to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Participants can also purchase shares by taking out a non-interest bearing loan with Man Group to further invest in the plan. Shares held as investment within the plan

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

for at least three years are matched by four shares of Man Group stock. Participants vest into the matching Man Group shares after one additional year. The plan limits the total value that can be received by a participant at 100% of their cash bonus, including both their original investment in the plan and the matching shares of Man Group stock.

During the year ended March 31, 2007 and 2006, 875 and 854 shares were purchased by participants for additional investment in the plan. During the year ended March 31, 2007, Man Group issued 3,502 matching share awards with a weighted-average grant date fair value of $6.84. During the year ended March 31, 2006, Man Group issued 3,416 matching share awards with a weighted-average grant date fair value of $4.41. During the year ended March 31, 2005, Man Group issued 3,456 matching share awards with a weighted-average grant date fair value of $4.42. The total fair value of matching awards distributed to participants during the years ended March 31, 2007, 2006, and 2005 was $24,576, $13,360, and $14,275, respectively.

A summary of the activity of performance share awards and matching co-investment plan shares as of March 31, 2007 and changes during the year then ended is presented below:

	Performance Share Plan		Co-investment Plan
	Awards	Weighted- Average Grant Date Fair Value (per award) (1)	Awards	Weighted- Average Grant Date Fair Value (per award) (1)
Nonvested as of April 1, 2006	4,161	3.61	11,356	3.56
Granted	1,223	6.67	3,502	6.84
Vested	637	2.86	2,972	3.56
Forfeited	—	—	93	4.85

Nonvested as of March 31, 2007	4,747	5.04	11,793	5.08
Total unrecognized compensation expense remaining	$11,255		$28,217
Weighted-average years expected to be recognized over	1.7 years		1.8 years

(1)	As Man Group plc shares trade in Pound Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.

Employee Stock Purchase Plans

In accordance with local tax regulations in the U.K. and U.S., Man Group sponsors two employee stock purchase plans, which allow all employees to invest funds within the plan, that contain an option to purchase shares of Man Group stock at a discount, subject to certain terms and conditions. Participants in the United Kingdom can invest in the plan over 3 or 5 years, after which they are eligible to purchase shares at a 20% discount from the market value of Man Group stock when the investment in the plan was originally made. Once vested, participants can receive cash or shares of Man Group stock within six months. In the U.S., participants can invest in the plan for two years, after which they are eligible to purchase shares at a 15% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S. plan, once vested, participants have the option of receiving cash or shares of Man Group stock within one year. If Man Group stock is selected, participants are required to hold the shares for one additional year. During the year ended March 31, 2007 the Company issued 775 shares under the employee stock purchase plan at an average option price of $6.40 per share. The estimated forfeiture rate is 5%.

After the Separation, the Company will have no pool of windfall tax benefits.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 16: Employee Benefits

The Company operates and contributes to various defined benefit and defined contribution plans. The Company does not operate any material post-employment and post-retirement benefit plans. Where appropriate, the fund assets, liabilities and pension costs for the year have been assessed by independent actuaries.

The Company sponsors a defined benefit plan (the “Domestic Plan”) for the U.S. employees of the Company. Retirement benefits are derived from a formula, which is based on length of service and compensation. The Company uses a measurement date of March 31 for this plan.

The Domestic plan was frozen on August 31, 2006 and was terminated by December 31, 2006. The Company also sponsors a Supplemental Executive Retirement Plan, a defined benefit plan, for certain U.S. employees. This plan, which provides supplemental retirement benefits, was frozen on August 31, 2006, and terminated by March 31, 2007. For these plans, the Company subsequently settled the accumulated benefit obligation by purchasing non-participating annuity contracts and making payouts to the participants, who elected to have their benefits distributed in a single sum payment. Defined benefits will not be provided to employees under a successor plan. The Company recorded curtailment and settlement expenses during the year end March 31, 2007 related to these plan terminations.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The following table provides a summary of the changes in the Company’s pension plans’ benefit obligations and the fair value of assets and a statement of the funded status of the plans as of March 31:

	Year ended March 31,
	2007	2006
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$34,443	$30,346
Service cost	1,063	2,419
Interest cost	1,657	1,754
Benefits paid	(897)	(1,362)
Plan amendments	11,068	1,482
Curtailments	(612)	—
Settlements	(50,922)	—
Actuarial losses/(gains)	4,200	(196)

Projected benefit obligation, end of year	$—	$34,443

Change in fair value of plan assets
Fair value of plan assets, beginning of year	$31,623	$28,236
Actual return on plan assets	635	1,922
Employer contributions	19,561	2,827
Benefits paid	(897)	(1,362)
Settlements	(50,922)	—

Fair value of plan assets, end of year	$—	$31,623

Reconciliation of funded status to total amount recognized
Funded status of the plans	$—	$(2,820)
Unrecognized net actuarial gains	—	8,210
Unrecognized prior service cost	—	3,129

Net asset recognized	$—	$8,519

Amounts recognized in combined balance sheets
Prepaid benefit cost	$—	$10,405
Accrued benefit liability	—	(3,732)
Intangible asset	—	1,676
Accumulated other comprehensive income	—	170

Net asset recognized	$—	$8,519

Accumulated benefit obligation	$—	$33,478

Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$—	$4,141
Accumulated benefit obligation	—	3,732
Fair value of plan assets	—	—

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The components of net periodic pension cost are set forth below:

	Years ended March 31,
	2007	2006	2005
Service cost	$1,063	$2,419	$2,111
Interest cost	1,657	1,754	1,560
Expected return on plan assets	(1,878)	(2,168)	(2,175)
Amortization of:
Prior service cost	214	513	287
Unrecognized actuarial losses	314	479	349
Loss recognized due to Curtailments	13,984	—	—
Loss recognized due to Settlements	12,726	—	—

Net periodic cost	$28,080	$2,997	$2,132

The decrease in minimum liability included in Other comprehensive income during the years ended March 31, 2006, and 2005 was $170 and $318, respectively. The weighted-average assumptions used in determining the benefit obligations at March 31 are as follows:

	March 31,
	2007	2006
Discount rate	5.75%	5.75%
Rate of compensation increase	5.00%	5.00%

The weighted-average assumptions used in determining the net periodic benefit cost for the years ended March 31 are as follows:

	March 31,
	2007	2006	2005
Discount rate	5.75%	5.75%	5.75%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	8.00%	8.00%	8.50%

The expected long-term rates of return on plan assets are determined as of the measurement date. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the expected long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The expected long-term rate of return on plan assets is based on what is achievable given the plan’s investment policy and the types of assets held. The Company reviews each plan and its historical returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. The projected benefit cash flows under the plan were discounted using the spot rates derived from the Citigroup Pension Discount Rate Curve as of the measurement date and an equivalent single discount rate was derived resulting in the same liability.

The Company’s investment objectives in managing its defined benefit plan assets are to ensure that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long term, minimizes the present value of required company contributions, at the appropriate levels of risk; and to meet any statutory requirements, laws and local regulatory agencies’ requirements. Key

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

investment management decisions reviewed regularly are asset allocations, investment manager performance, investment advisors and trustees or custodians.

The actual asset allocations as of March 31, 2006 and 2005 are as follows:

	March 31,
	2006	2005
Asset category
Equity securities	53%	54%
Fixed income	18%	12%
Real estate	0%	0%
Other	29%	34%

Total	100%	100%

The Company investment allocations as of March 31, 2007 and future expected contributions are not applicable, given that the plan terminations were complete as of March 31, 2007.

The Company also sponsors a defined contribution plan for its U.S. employees, the Man Group USA Inc. Employees’ Savings and Investment Plan, whereby the Company contributes 50% of a participant’s contribution per year, subject to certain maximum thresholds, as defined by the plan. These contributions amounted to $5,896, $962, and $741 for the years ending March 31, 2007, 2006, and 2005 respectively.

The Company’s non-U.S. employees are covered by non-U.S. defined contribution, savings, and benefit plans. Employer contributions to these plans are determined based on criteria specific to the individual plans. The largest of these non-U.S. plans are a defined benefit plan and defined contribution plan sponsored by Man Group. The defined benefit plan was closed to new participants on June 1, 1999. For the years ended March 31, 2007, 2006, and 2005 the Company’s contributions to the defined benefit plan sponsored by Man Group were $1,523, $990, and $1,029 respectively. For the years ended March 31, 2007, 2006, and 2005 the Company’s contributions to the defined contribution plan sponsored by Man Group were $5,932, $3,963, and $2,691 respectively. The Company’s contributions to other non-U.S. savings and defined benefit plans amounted to $3,079, $1,319, $939 for the years ending March 31, 2007, 2006, and 2005 respectively.

Note 17: Regulatory Requirements

The Company is a registered Futures Commission Merchant and broker-dealer and accordingly is subject to the capital rules of the Commodity Futures Trading Commission (“CFTC”), the SEC and other principal exchanges of which the Company is a member.

In accordance with the CFTC’s net capital requirements (“Regulation 1.17”) one of the Company’s subsidiaries, Man Financial Inc, is required to maintain adjusted net capital equivalent to the greater of $250 or the aggregate of 8% of customer maintenance margin requirements and 4% of noncustomer maintenance margin requirements. At March 31, 2007, the Company had adjusted net capital, as defined, of $537,792, which was $180,156 in excess of the minimum capital required to be maintained.

In accordance with the Uniform Net Capital Rule (“Rule 15c3-1”) of the Exchange Act, one of the Company’s subsidiaries, Man Securities Inc, is required to maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit items as defined by Rule 15c3-1. At March 31, 2007, the Company had net capital, as defined, of $84,694, which was $82,196 in excess of the minimum capital required to be maintained.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company is subject to certain notifications and other provisions of the net capital rules of the CFTC and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At March 31, 2007, the Company was in compliance with all of the requirements.

In accordance with the FSA in the U.K., the Company’s subsidiary, Man Financial Limited must comply with Financial Resources requirements. The capital held is intended to absorb unexpected losses and is calculated in accordance with a standard regulatory formula that relates primarily to credit and market risk. The FSA requires firms to hold capital against counterparty/credit risk, position/market risk, foreign exchange risk, large exposures and fixed overheads. The major components of the calculation are counterparty risk and position risk. Counterparty risk is calculated as a percentage of unpaid customer margin for exchange traded business and an exposure calculation for off-exchange business. Position risk is calculated by applying percentages to positions based on the underlying instrument and maturity. At March 31, 2007, the Company had financial resources, as defined, of $369,763, resource requirements of $276,732, and excess financial resources of $93,031.

The Company is also subject to the requirements of other regulatory bodies and exchanges of which it is a member in other international locations in which it conducts business. The Company was in compliance with all of these requirements at March 31, 2007 and 2006.

Note 18: Financial Instruments with Off-balance Sheet Risk, Concentrations of Credit Risk, and Other Related Risks

The Company is exposed to a wide variety of risks, which are inherent to its business and activities. Management reviews the industry, competition, and regulations on a continuous basis to identify, assess, monitor, and manage each type of risk. Overall risk is governed by executive management, however business managers are held accountable for risks assumed within their areas of responsibility and for executing the risk management policy set by executive management. From an overall business perspective, the Company is exposed to several types of risk including: (1) volume or margin pressure that could be brought about by a general decline in volumes in the markets and products in which it offers execution and clearing services, (2) margin pressure due to market conditions, (3) diminishing client franchise due to either disintermediation by exchange or other competitors applying innovations in technology, and (4) macro-economic changes such as a fall in interest rates that would reduce the income earned on balances held on behalf of customers. Long-term exposure to any of these risks could affect not only financial performance, but also the Company’s reputation.

The Company is exposed to market risks arising from changes in equity prices, foreign currency exchange rates and interest rates. The Company seeks to mitigate market risk by employing hedging strategies that correlate rate, price and spread movements of securities owned and related financing and hedging activities. In its day to day business activities, the Company is engaged in various trading, brokerage and investing activities with counterparties, which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default.

Market Risk

The Company’s market risks include equity price risk, currency rate risk, and interest rate risk. Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold, not yet purchased. The Company attempts to limit such risks by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and the value of the Company’s entities located outside of the U.S. To hedge this risk, the Company purchases forward contracts, which serve to manage fluctuations in foreign currency rates and the Company’s global exposure related to its non-U.S. dollar operating transactions.

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on debt, customer cash and margin balances and positions carried in equity securities, options and futures. Interest rate risk is managed through investment policies and interest rate derivative contracts.

Credit Risk

Credit risk is the possibility that the Company may suffer a loss from the failure of counterparties, customers, or borrowers to meet their financial obligations, including failing to meet them in a timely manner. The Company acts as an intermediary and matched principal business offering execution and trading services, mostly in exchange traded products. The Company’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations.

For execution-only customers, the main credit risk arises from the failure of customers to settle trades the Company executes for them or to pay commissions on the trades. For cleared customers, the main credit risk arises from the Company paying variation margin to the exchanges before receiving it from customers. Most customers are required to cover initial and variation margin with cash and must pay any margin deficits within 24 hours.

The Company mitigates this risk on cleared business by requiring the initial margin to be paid by customers as a deposit before they can commence trading. The Company also uses software to test the adequacy of initial margins and, where appropriate, sets margin requirements at higher levels than those requested by the exchanges to minimize credit risk. Most customers are required to cover initial and variation margins with cash. Client activity levels are monitored daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Financial analysis is performed to evaluate the effect of potential market movements on customer positions and may result in customers being asked to reduce positions. The Company reserves the right to liquidate any customer position immediately in the event of a failure to meet a margin call.

The Company is also exposed to the risk of default by counterparties in respect of positions held with these counterparties. These are mainly exchanges, clearing houses and highly rated and internationally recognized banks. The risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, the Company could incur a loss when it covers the resulting open position because the market price has moved against the Company. Settlement risk is the possibility that the Company may pay a counterparty, such as bank in a foreign exchange transaction, and fail

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

to receive the corresponding settlement in turn. Many of these exposures are subject to netting agreements which reduce the net exposure to the Company. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to formal lines of approval. The credit risk is diversified between customers and counterparties across a wide range of markets.

In most markets the Company acts as an intermediary, resulting in limited market risk to the Company. The exceptions are intra-day positions in foreign exchange, fixed income, metals and energy markets where the Company acts as principal and there may be time delays between opening and closing a position. The Company may also maintain small positions overnight in these markets.

In line with market practices, the Company also provides unsecured credit lines to some customers for initial and variation margin. The Company’s exposure to credit risk associated with its trading and other activities is also measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Credit lines to customers are subject to formal lines of approval and are reviewed at least annually. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Off-Balance Sheet Risks

The Company’s customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various collateralized financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes limits for such activities and monitors compliance on a daily basis.

In the normal course of business, the Company’s customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the combined financial statements at March 31, 2007, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2007.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 19: Commitments and Contingencies

Leases

The Company has operating lease arrangements with unaffiliated parties for the use of certain office facilities, equipment and computer hardware. Certain leases contain provisions for escalation. At March 31, 2007, future minimum rental payments under non-cancelable leases for office premises are as follows:

Minimum rental payments
2008	$12,108
2009	9,526
2010	8,075
2011	6,467
2012	4,734
2013 and thereafter	10,953

Total	$51,863

In the years ended March 31, 2007, 2006, and 2005 the Company incurred $19,162, $17,439, and $9,893 of rent expense, respectively. The Company also has operating lease agreements with Man Group; refer to Note 21 for further details.

Litigation

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. There is inherent difficulty in predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages. Although there can be no assurance as to the ultimate outcome, the Company believes it has a meritorious legal position in the matters described below. The Company cannot predict the outcome of any of these claims, and an adverse resolution in certain of these matters could have a material adverse affect on its combined balance sheets, operating results and cash flows. Significant cases to which the Company is a party are as follows:

Philadelphia Alternative Asset Fund

On May 8, 2006, the plaintiff, a court-appointed receiver for a hedge fund, Philadelphia Alternative Asset Fund Ltd. (“PAAF”), and its fund manager and commodity pool operator, Philadelphia Alternative Asset Management Co., LLC (“PAAMCo”), commenced suit against Man Financial Inc, the Company’s U.S. operating subsidiary, and seven of the Company’s employees, in connection with a CFTC-imposed shutdown of PAAF. PAAMCo and its principal, Paul Eustace (“Eustace”), allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF’s net asset value, and failing to disclose trading losses suffered in a subaccount maintained by the Company for PAAF. The complaint asserts various claims in connection with the Company’s opening and maintenance of a clearing and execution account for PAAF, which allegedly sustained substantial trading losses from January to June 2005. The Company and its employees are alleged to have, among other things, (a) inappropriately accepted Eustace’s signatures in opening the PAAF account and subaccounts; (b) provided PAAF with monthly statements for each of its trading accounts, but followed Eustace’s instructions as to whom internet access to PAAF account information should be given and, in doing so, did not give PAAF’s Cayman Islands administrator internet access to information for one of the subaccounts; (c) concealed one PAAF subaccount from a PAAMCo director and employee; (d) effected Eustace’s instructions to transfer open futures and options positions between PAAF’s subaccounts; (e) at Eustace’s instruction, sent an e-mail to a potential

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

investor advising of PAAF’s net asset value, which allegedly was false; (f) failed properly to monitor and evaluate the trading risks in the PAAF account; (g) committed trading errors in connection with the liquidation of the PAAF subaccounts; and (h) failed to supervise our employees. The receiver, in his complaint, alleges among other things, negligence, common law fraud, violations of the Racketeer Influenced Corrupt Organizations Act (RICO), violations of the Commodity Exchange Act and aiding and abetting fraud. The Company, and its employees, have denied all material allegations of the complaint. Although the complaint does not quantify the exact amount of damages sought, the amount claimed is estimated to be approximately $175 million (with the plaintiff claiming that these damages should be tripled under RICO). The Company has, in turn, brought third-party actions against the directors of PAAF, an employee and the chairman of the board of the trading advisor to PAAF and UBS Fund Services (Cayman) Ltd., the administrator of PAAF, claiming negligence and requesting indemnification and contribution. Motions for summary judgment are scheduled to be heard in July 2007 and a trial will be scheduled to begin no earlier than September 2007. Man Group has agreed to indemnify the Company for all costs, expenses and liabilities the Company may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts and circumstances which give rise to that claim for amounts in excess of $50,000, after giving effect to any insurance proceeds the Company receives. Although Man Group has agreed to indemnify the Company, the Company cannot assure that, in the event of an adverse judgment, the Company’s reputation, business, financial condition and/or operating results will not be adversely affected. The CFTC has been conducting an investigation of us relating to the PAAF matter, and the Company believes that the CFTC may seek to cite and fine the Company. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. Therefore, no provision for losses has been provided in connection with this litigation.

Cargill

On June 30, 2006, the Company filed a suit against Cargill, Incorporated and certain of its controlled affiliates, or Cargill, in the Circuit Court of Cook County, Illinois alleging breach of an exclusivity agreement pursuant to which Cargill was to use the Company’s clearing and other services for all commodity futures and options transactions for a period of five years. The exclusivity agreement was originally entered into between Cargill and Refco Group Ltd. LLC and later transferred to the Company in the Refco bankruptcy proceedings. The Company is seeking specific performance and/or money damages from Cargill for breach of the exclusivity agreement. Cargill has counterclaimed that the Company converted $65,950 of its funds, which the Company withheld from Cargill as estimated damages for Cargill’s alleged prior breach of the exclusivity agreement, as well as approximately $500 of allegedly misapplied funds.

The Company entered into a settlement agreement with Cargill on March 30, 2007 pursuant to which the Company received a $28,000 payment, and all proceedings in connection with this matter were dismissed with prejudice on April 30, 2007. As a result of this payment, the Company recorded a $21,900 net gain in the Combined Statements of Operations. This amount represents the proceeds net of contingent litigation costs and a contingent asset recognized at acquisition.

Conservative Concepts Portfolio Management GmbH (“CCPM”) Related Arbitrations

In or about October 2003, the Company uncovered an apparent fraudulent scheme conducted by third parties unrelated to the Company that may have victimized a number of its clients. CCPM, a German Introducing Broker, introduced to the Company all the clients that may have been victimized. An agent or employee of CCPM, Michael Woertche (and his confederates), apparently engaged in a Ponzi scheme in which allegedly unauthorized transfers from accounts maintained at the Company were utilized to siphon money out of these

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

accounts, on some occasions shortly after they were established. The Company is currently involved in two arbitration proceedings relating to CCPM introduced accounts. The first arbitration involves claims made by Fairfield Capital Partners, Inc. and Alan Glassman before a National Futures Association panel. The second arbitration involves claims made by four claimants before a NASD panel. The claims in both arbitrations are based on allegations that the Company and an employee assisted CCPM in engaging in unauthorized transfers from, and trades into, accounts maintained by the Company. Damages sought in the NFA arbitration proceeding are approximately $1,800 in compensatory damages, unspecified punitive damages and attorneys’ fees in addition to the rescission of certain deposit agreements. Damages sought in the NASD proceeding are approximately $4,000 in compensatory damages and $12,000 in punitive damages. The cases are in their discovery phase and hearings are scheduled for early fall 2007. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. Therefore, no provision for losses has been provided in connection with this litigation.

Midland Euro Cases

The key contentions in a bankruptcy proceeding and a class action proceeding are that Midland Euro Exchange, Inc. (“MEE”), Midland Euro, Inc. and their principals, Moshe and Zvi Leichner, ran a Ponzi scheme, promising high returns on foreign exchange trades, and that the Company (and others) aided and abetted the “scheme”. In the bankruptcy proceeding, the trustee alleges that in the one year period preceding the bankruptcy petitions, the Company made voidable transfers to itself from the MEE accounts in the amount of not less than approximately $1,800. In the class action complaint, the plaintiffs allege that the Company, together with MEE’s accountants and its London bank, are liable for $90,000 of losses which investors suffered as a result of violations of state common and statutory law and federal RICO claims. Punitive damages and treble damages under RICO are sought. Dispositive motions have been filed. The Company has reached a tentative settlement with plaintiffs in the class action suit, subject to documentation and court approval, in which the Company has agreed to pay the plaintiffs $4,140. The Company has also reached a tentative settlement with the bankruptcy trustee, subject to documentation and court approval, in which the Company has agreed to pay the plaintiffs $4,140. The Company has a reserve established in the amount of $4,140 as of March 31, 2007 in respect of this matter.

Refco LLC Exchange Seats

As referenced above, the Company acquired certain assets of Refco Inc. and its affiliates (collectively, “Refco”) pursuant to an Acquisition Agreement between Refco and the Company. As part of that transaction, the Company acquired certain seats and shares held by Refco LLC in the Chicago Mercantile Exchange and the Chicago Board of Trade (the “Shares”). On or about March 3, 2006, counsel to the Chapter 7 bankruptcy trustee of Refco LLC (the “trustee”) notified the Company of the trustee’s position that the Shares were not, in fact, assets that should have been transferred to us under the Acquisition Agreement and that, as a result, the Company is liable to Refco LLC for the value of the Shares, asserted to be approximately $57,000 at the date of closing under the Acquisition Agreement. To date, no legal proceeding has been commenced. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. No provision for losses has been provided in connection with this litigation.

Parabola and Aria

Parabola and Aria (off-shore shell investment company vehicles for an active day trader) have made various different claims about execution only accounts that were active in the Company’s London office between July 2001 and February 2002. In December 2006, a claim was filed in the Commercial Court in London against the

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Company and one of its brokers alleging negligent misrepresentation and breach of fiduciary duty. The claimants seek £3,700 ($6,425) in damages and speculative claims of up to an additional £9,000 ($15,628). As the matter is in its preliminary stage, no trial date has been set. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. No provision for losses has been provided in connection with this litigation.

CFTC Potential Action

In May 2007, the Company’s U.S. operating subsidiary, Man Financial Inc, and two of the Company’s individual employees received what is commonly referred to as a “Wells notice” from the staff of the Division of Enforcement (“DOE”) of the CFTC. The notice relates to two trades that the Company executed in 2004 for a customer and reported to NYMEX. In the notice, DOE staff indicated that it is considering recommending to the Commission that a civil proceeding be commenced against the Company and the two individuals, in which the Commission would assert that the Company and the two individuals violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The DOE staff contends that the Company and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred. The Company and the individuals strongly dispute the contentions of the DOE staff and have submitted a written statement to the DOE, setting forth the reasons why the Company believes no proceeding should be brought. As this matter is in its very earliest stage, the Company is unable to predict what action, if any, the CFTC will take. No provision for losses has been provided in connection with this litigation.

Eagletech Communications Inc., et al. v. Citigroup, Inc. et al.

The Company’s U.S. operating subsidiary, Man Financial Inc, was named as a co-defendant in an action filed in Florida State Court by Eagletech Communications Inc. (“Eagletech”) and three of its alleged shareholders against 21 defendants, including banks, broker dealers and clearing brokers, as well as “100 John Doe defendants or their nominee entities”. The complaint alleges that defendants engaged in a criminal conspiracy designed to manipulate the publicly traded share price of Eagletech stock. Plaintiffs seek unspecified compensatory and special damages, alleging that “Man Group PLC d/b/a Man Financial Inc” participated in the conspiracy by acting as a clearing broker for a broker dealer that traded in Eagletech stock. The complaint asserts claims under RICO, the Florida Securities and Investor Protection Act, the Florida Civil Remedies for Criminal Practices Act, and a related negligence claim. On May 9, 2007, defendants filed a notice removing the State Court action to Federal Court pursuant to 28 U.S.C. § 1441(a). The case is at its very earliest stages so it is difficult to determine exposure, if any. In any event, the Company intends to vigorously defend this matter. No provision for losses has been provided in connection with this litigation.

In addition to the matters discussed above, the Company is party to litigation and regulatory proceedings that arise in the ordinary course of business. Aside from the matters discussed above, the Company does not believe that it is a party to any pending litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on the Company’s business, results of operations or financial condition.

Guarantees

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. As of

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

March 31, 2007, the Company has guaranteed loans to certain individuals for their purchase of exchange seats. In these arrangements, the Company can sell the exchange seats to cover amounts outstanding. As of March 31, 2007 the Company has not recorded a guarantee liability, as the fair value of the exchange seats exceeds any potential loss on these loans.

Additionally, in its normal course of business, the Company may enter into contracts that contain such representations and warranties. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company is a member of various exchanges and clearing organizations. Under the standard membership agreement, members are required to guarantee collectively the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company’s liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote, and accordingly, no liability has been recorded.

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations. See Note 17 for further information.

Lines of Credit

The Company has access to funding through Man Group’s committed and uncommitted lines of credit which it can use to assist with working capital requirements, as needed. The Company also has other credit agreements with financial institutions, in the form of trading relationships, which facilitate execution, settlement, and clearing flow on a day to day basis for the Company’s clients, as well as provide evidence, as required, of liquidity to the exchanges it conducts business on.

Note 20: Segment and Geographic Information

The Company has one reportable business segment, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No.131”). SFAS No. 131 requires a public enterprise to report financial information on a basis consistent with that used by management to allocate resources and assess performance. The Company is operated and managed by its chief operating decision maker on an integrated basis as a single operating segment.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company conducts business in two regions that individually comprise more than 10% of revenues, net of interest and transaction-based expenses and long-lived assets. Each region’s contribution to the combined amounts is as follows:

	Year ended March 31,
	2007	2006	2005
Total revenues, net of interest and transaction-based expenses:
North America	$571,224	$378,961	$227,643
Europe	688,331	515,453	454,011
Rest of World	119,177	52,069	40,114

Total	$1,378,732	$946,483	$721,768

Long-lived assets:
North America	$30,988	$23,943
Europe	7,933	7,526
Rest of World	6,835	5,333

Total	$45,756	$36,802

For geographic reporting purposes, long-lived assets comprise furniture, equipment and leasehold improvements. Revenues, net of interest and transaction-based expenses is attributable to geographic areas based on where the location of the relevant legal entities. Furniture, equipment and leasehold improvements are allocated based on physical location. No single customer accounted for greater than 10% of total revenues in the years ended March 31, 2007 and 2006. Revenues, net of interest and transaction-based expenses by product have not been provided as this information is impracticable to obtain.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 21: Related Party Transactions

Revenues earned from and expenses incurred with Man Group for the years ended March 31, 2007 and 2006 are summarized as follows:

	Years Ended March 31,
	2007	2006	2005
Revenues
Cleared commissions	$37,120	$13,659	$7,266
Interest income	85	26	49

Total revenues	37,205	13,685	7,315
Less: Interest expense	67,043	9,651	4,141

Revenues, net of interest and transaction-based expenses	(29,838)	4,034	3,174

Expenses
Employee compensation and benefits	54,129	47,826	32,085
Communications and technology	1,654	1,217	1,092
Occupancy and equipment costs	8,033	7,055	5,683
Professional fees	6,060	3,715	4,089
Depreciation and amortization	75	209	183
General and other	2,625	2,670	2,326

Total other expenses	72,576	62,692	45,458
Interest on borrowings	14,852	10,754	6,718

Total, net	$(117,266)	$(69,412)	$(49,002)

The Company clears transactions on behalf of certain managed investments funds which are related parties to Man Group. The Company earned commission revenues by executing and clearing brokerage transactions for these investments funds of $37,120, $13,659, $7,266 in the years ended March 31, 2007, 2006, and 2005 respectively. The Company incurred net interest expense with these investments funds of $64,574, $7,556, and $3,166 in the years ended March 31, 2007, 2006, and 2005 respectively.

Employee compensation and benefits consists of amounts allocated by Man Group for shared services, as well as expenses related to the various plans sponsored by Man Group, in which the Company’s employees participate. Included in this, are expenses relating to stock-based compensation plans of $26,089, $24,552, and $13,069 for the years ended March 31, 2007, 2006, and 2005 respectively. Expenses of $7,455, $4,953, and $3,720 were charged for the years ended March 31, 2007, 2006, and 2005 respectively, related to benefit plans.

The Company earns sublease income from Man Group for its use of certain office space, for which the Company earned $458, $440, and $183 in the years ending March 31, 2007, 2006, and 2005, respectively, of sublease income. In addition to these arrangements, Man Group also allocates expense to the Company for use of office space.

The combined financial statements include the Company’s direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by Man Group. These expenses are allocated to the Company using estimates that the Company considers to be a reasonable reflection of the utilization of services provided to or benefits received by the Company. Benefits received by the Company include employee

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

compensation and benefits, use of office facilities, and services provided relate to overall corporate functions including tax, legal, risk management, finance, internal audit, and executive management. The costs included in the combined financial statements were determined based on cost of the services to Man Group, the proportion of Man Group’s services fully dedicated to the Company, as well as the Company’s usage of those services.

During the years ended March 31, 2007, 2006, and 2005 the Company was allocated the following amounts by Man Group:

	Year ended March 31,
	2007	2006	2005
Employee compensation and benefits	$20,585	$18,321	$15,296
Communications and technology	1,654	1,217	1,092
Occupancy and equipment costs	8,491	7,493	5,866
Professional fees	6,060	3,715	4,089
Depreciation and amortization	75	209	183
General and other	2,581	2,667	2,326
Interest on borrowings	4,549	4,188	2,632
Interest expense	2,384	2,069	926

	$46,379	$39,879	$32,410

Balances held with Man Group at March 31, 2007 and 2006 are summarized as follows:

	March 31
	2007	2006
Assets
Receivables from Affiliates	$12,004	$12,724

TOTAL ASSETS	12,004	12,724

Liabilities
Payables to Affiliates	869,897	602,538
Long term borrowings	142,970	124,467

TOTAL LIABILITIES	1,012,867	727,005

EQUITY	$3,787	$6,050

Amounts owed by the Company to Man Group and Sify Limited have been classified separately in the Combined Balance Sheets as Receivables from Affiliates and Payables to Affiliates. Included in Equity are dividends paid to Man Group.

The Company has subordinated borrowings from Man Group. At March 31, 2007 and 2006, the total balance of subordinated borrowings due to Man Group was $142,970 and $124,467, respectively. The subordinated borrowings carry interest at a rate of LIBOR plus 45 basis points, and maturity ranges from one to five years. The interest rate on these borrowings is periodically reset during the year to follow movements in LIBOR. The weighted average effective interest rate of these borrowings from Man Group was 6.0% and 5.4% at March 31, 2007 and 2006, respectively. For the years ended March 31, 2007, 2006, and 2005 interest expense incurred on subordinated borrowings was approximately $14,852, $10,754, and $6,718 respectively.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

All subordinated borrowings have been approved by the applicable regulatory authorities for inclusion in regulatory net capital. This debt may be repaid prior to maturity only if, after giving effect to such payment, the Company meets its regulatory net capital requirements.

Additionally, day to day financing is provided to the Company by Man Group. Interest is calculated based on the federal funds rate plus 75 basis points for U.S. Dollar call facilities, LIBOR plus 75 basis points for Pounds Sterling call facilities, and three month LIBOR plus 45 basis points for fixed term debt.

$

MF GLOBAL FINANCE NORTH AMERICA INC.

$                             % Senior Notes due 20

Fully and Unconditionally Guaranteed by

MF GLOBAL LTD.

PROSPECTUS

Joint Book-Running Managers

Citi

JPMorgan

                    , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by MFG Finance in connection with the sale of the notes being registered, all of which will be paid by MFG Finance:

Amount
SEC registration fee	$36,840
Printing and engraving expenses	725,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	450,000
Blue sky fees and expenses	10,000
Trustee fees and expenses	18,500
Miscellaneous	25,000

Total	$2,565,340

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our by-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our by-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

The registrant maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the underwriting agreement to be filed as Exhibit 1.1 hereto.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On May 3, 2007, in connection with its incorporation, MF Global Ltd. issued 100 common shares to a subsidiary of Man Group for $100 in cash. On July 2, 2007, following the Reorganization and in connection with the Separation, MF Global Ltd. issued 103,726,353 common shares to a subsidiary of Man Group, in exchange for the assets comprising Man Group’s brokerage division. On July 10, 2007, in connection with the Recapitalization, MF Global Ltd. issued 17,379,493 additional common shares to a subsidiary of Man Group in exchange for Man Group’s net capital contribution to MF Global Ltd. These shares were offered and sold in reliance on Section 4(2) of the Securities Act as the offering and sale of the common shares did not involve a public offering. Appropriate legends were affixed to the share certificates issued in these transactions. The number of shares transferred to the subsidiary of Man Group was subsequently reduced as a result of the transfer of 1,473,514 common shares previously issued to and held by such subsidiary to MF Global Ltd. for $1.00 in the aggregate (and the subsequent cancellation of such shares), which MF Global Ltd. effected by way of a share adjustment, to give effect to the difference between the initial public offering price of $30.00 per share and the estimated initial public offering price of $37.50 per share, which had been used to calculate the number of shares previously issued to Man Group’s subsidiary.

In connection with the initial public offering of its common shares, MF Global Ltd. has entered into employment agreements with several of its executive officers as described in the prospectus that forms a part of this Registration Statement. Under these agreements, MF Global Ltd. awarded such officers 2,541,667 restricted share units and 3,066,667 share options (representing an aggregate of 5,608,334 common shares at the time of the grants). These shares were offered and sold in reliance on Section 4(2) of the Securities Act.

In connection with the initial public offering of its common shares, MF Global Ltd. issued share options and restricted share units to certain of its employees. The options and restricted shares were offered and sold in reliance on Regulation D under the Securities Act as well as, in certain cases, outside the United States in reliance on Regulation S under the Securities Act. In connection with the acquisition or hiring of new employees, MF Global Ltd. offered such persons awards of 423,333 restricted share units and 473,333 share options (representing an aggregate of 896,666 common shares at the time of the grants). These options and restricted share units were offered and sold in reliance on Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS.

The following documents are exhibits to the registration statement.

Exhibit Number	Description

1.1	Form of Purchase Agreement*

2.1	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd.***

3.1	Certificate of Incorporation and Memorandum of Association of MF Global Ltd.***

3.2	Form of By-Laws of MF Global Ltd.***

3.3	Certificate of Incorporation of MF Global Finance North America Inc.**

3.4	Form of By-Laws of MF Global Finance North America Inc.**

4.1	Form of Senior Note (included in Exhibit 4.3)*

4.2	Form of Senior Indenture among MF Global Finance North America Inc., MF Global Ltd. and Deutsche Bank Trust Company Americas, as trustee*

4.3	Form of Supplemental Indenture for the Senior Notes*

5.1	Opinion of Conyers Dill & Pearman, Bermuda

5.2	Opinion of Sullivan & Cromwell LLP

8.1	Tax Opinion of Sullivan & Cromwell LLP

10.1	Form of Treasury Services Agreement by and between Man Group plc and MF Global Ltd.***

10.2	Form of Introducing Broker Master Agreement by and between Man Financial Limited, Man Investments AG and The Product Clearing Clients†***

10.3	Form of Company Secretarial Services by and between Man Group plc and MF Global Ltd.***

10.4	Form of Group Risk Services Agreement by and between Man Group plc and MF Global Ltd.***

10.5	Form of Tax Matters Deed by and between Man Group plc and MF Global Ltd.***

10.6	Deed of Indemnity by and between Man Group plc and MF Global Ltd.***

10.7	Form of Subunderlease in respect of Sugar Quay, Lower Thames Street, London EKE by and between ED & F Man Limited and Man Financial Limited***

10.8	Form of Subunderlease in respect of Level 2, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.9	Form of Subunderlease in respect of Level 4, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.10	Form of Subunderlease in respect of Kings Hill, Flex 4, 30 Kings Hill Avenue, West Malling, Kent by and between ED & F Man Limited and Man Financial Limited***

10.11	Form of Assignment in respect of 10 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.12	Form of Tax Services Agreement by and between Man Group plc and MF Global Ltd.***

10.13	Form of Facility Sharing Agreement by and between Man Financial Inc and Man-Glenwood Inc.***

10.14	Form of Group Insurance Services Agreement by and between Man Group plc and MF Global Ltd.***

10.15	Form of Trademark Agreement by and between Man Group plc and MF Global Ltd.***

Exhibit Number	Description

10.16	Form of Executive Officer Employment Agreement with MF Global Ltd.***

10.17	Terms Schedule to Employment Agreement of Kevin R. Davis with MF Global Ltd., dated April 3, 2007, by and between Man Group plc and Kevin R. Davis***

10.18	Terms Schedule to Employment Agreement of Christopher J. Smith with MF Global Ltd., dated May 9, 2007, by and between Man Group plc and Christopher J. Smith***

10.19	Terms Schedule to Employment Agreement of Amy S. Butte with MF Global Ltd., dated April 16, 2007, by and between Man Group plc and Amy S. Butte***

10.20	Terms Schedule to Employment Agreement of Ira Polk with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Ira Polk***

10.21	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Thomas M. Harte***

10.22	Terms Schedule to Employment Agreement of Simon P. Healy with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Simon P. Healy***

10.23	MF Global Ltd. 2007 Long Term Incentive Plan****

10.24	Form of Share Option Award Agreement (Employee version)****

10.25	Form of Share Option Award Agreement (Selected Executives version)****

10.26	Form of Restricted Share Unit Award Agreement (Employee version)****

10.27	Form of Restricted Share Unit Award Agreement (Selected Executives version)****

10.28	MF Global Ltd. Employee Stock Purchase Plan

10.29	MF Global Ltd. Approval Savings-Related Share Option Plan****

10.30	Acquisition Agreement dated as of November 13, 2005 by and among Man Financial as Buyer and Refco Inc., Refco Group Ltd, LLC, Refco Global Futures LLC, Refco Global Holdings, LLC, Refco LLC, Refco (Singapore) PTE Limited, Refco Canada Co., Refco Overseas Ltd, and Certain Affiliates of Refco LLC as Sellers***

10.31	$1,400,000,000 Bridge Loan, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.32	$1,500,000,000 Liquidity Facility, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.33	Form of Telephony Services Agreement by and between Man Group plc and MF Global Ltd.***

10.34	Form of Addendum to Man Financial Limited Terms of Business by and between Man Financial Limited and Man Investments Finance Limited***

10.35	Form of Non-Executive Chairman Restricted Share Award Agreement***

10.36	Terms Schedule to Employment Agreement of Laurence R. O’Connell with MF Global Ltd., dated June 13, 2007, by and between Man Group plc and Laurence R. O’Connell***

10.37	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007***

10.38	Form of Assignment and Assumption of Employment Agreement by and between MF Global Ltd. and Man Group plc***

10.39	Form of Non-Employee Director Restricted Share Award Agreement***

10.40	Deed relating to the Recapitalization of MF Global Ltd., dated as of July 9, 2007, by and between Man Group plc and MF Global Ltd.***

10.41	Form of Registration Rights Agreement among MF Global Ltd., Man Group plc and Man Group U.K. Ltd.***

Exhibit Number	Description

10.42	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent***

10.43	Settlement Agreement, dated December 3, 2007, by and among Stephen J. Harmelin and C. Clark Hodgson, Jr., as receivers for the Philadelphia Alternative Asset Management Company, LLC and related entities, MF Global Inc. and Thomas Gilmartin*****

10.44	Transition Agreement, dated January 4, 2008, between MF Global Ltd. and Amy Butte§

10.45	First Amendment to $1,400,000,000 Bridge Loan, dated January 31, 2008, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein

12.1	Computation of Ratio of Earnings to Fixed Charges**

21.1	List of Subsidiaries***

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman, Bermuda (included in Exhibit 5.1 to this registration statement)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.2 and 8.1 to this registration statement)

24.1	Powers of Attorney (included in signature page attached hereto)

24.2	Powers of Attorney (included in signature page attached hereto)

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, of Deutsche Bank Trust Company Americas, to act as Trustee under the senior indenture**

*	To be filed by amendment.
**	Previously filed.
***	Incorporated by reference to MF Global Ltd.’s Registration Statement on Form F-1 (File No. 333-143395) filed on May 31, 2007, relating to MF Global Ltd.’s initial public offering of its common shares, as amended.
****	Incorporated by reference to MF Global Ltd.’s Quarterly Report on Form 10-Q filed on November 13, 2007.
*****	Incorporated by reference to MF Global Ltd.’s Current Report on Form 8-K filed on December 7, 2007.
§	Incorporated by reference to MF Global Ltd.’s Current Report on Form 8-K filed on January 4, 2008.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

ITEM 17. UNDERTAKINGS.

(i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(ii) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on February 1, 2008.

MF GLOBAL FINANCE NORTH AMERICA INC.

By:	/S/ IRA POLK
Name: Ira Polk
Title: President

By:	/S/ HENRI J. STEENKAMP
Name: Henri J. Steenkamp
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ira Polk and Henri J. Steenkamp, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on February 1, 2008.

Signature	Position

/S/ IRA POLK Ira Polk	President and Director (Principal Executive Officer)

/S/ HENRI J. STEENKAMP Henri J. Steenkamp	Chief Financial Officer and Director (Principal Accounting Officer)

/S/ SIMON MORETON Simon Moreton	Director

/S/ MICHAEL L. BERTOLUCCI Michael L. Bertolucci	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on February 1, 2008.

MF GLOBAL LTD.

By:	/S/ KEVIN R. DAVIS
Name: Kevin R. Davis
Title: Chief Executive Officer

By:	/S/ IRA POLK
Name: Ira Polk
Title: Interim Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin R. Davis and Ira Polk, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on February 1, 2008.

Signature	Position

/S/ KEVIN R. DAVIS	Chief Executive Officer and Director
Kevin R. Davis

/S/ ALISON J. CARNWATH	Non-Executive Chairman of the Board of Directors
Alison J. Carnwath

/S/ CHRISTOPHER J. SMITH	Chief Operating Officer, Deputy Chief Executive Officer and Director
Christopher J. Smith

/S/ IRA POLK	Interim Chief Financial Officer
Ira Polk

/S/ CHRISTOPHER BATES	Group Controller
Christopher Bates

/S/ HENRI J. STEENKAMP	Chief Accounting Officer (Principal Accounting Officer)
Henri J. Steenkamp

/S/ EDWARD L. GOLDBERG	Director
Edward L. Goldberg

Signature	Position

/S/ EILEEN S. FUSCO	Director
Eileen S. Fusco

/S/ LAWRENCE M. SCHLOSS	Director
Lawrence M. Schloss

/S/ ROBERT S. SLOAN	Director
Robert S. Sloan

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Purchase Agreement*

2.1	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd.***

3.1	Certificate of Incorporation and Memorandum of Association of MF Global Ltd.***

3.2	Form of By-Laws of MF Global Ltd.***

3.3	Certificate of Incorporation of MF Global Finance North America Inc.**

3.4	Form of By-Laws of MF Global Finance North America Inc.**

4.1	Form of Senior Note (included in Exhibit 4.3)*

4.2	Form of Senior Indenture among MF Global Finance North America Inc., MF Global Ltd. and Deutsche Bank Trust Company Americas, as trustee*

4.3	Form of Supplemental Indenture for the Senior Notes*

5.1	Opinion of Conyers Dill & Pearman, Bermuda

5.2	Opinion of Sullivan & Cromwell LLP

8.1	Tax Opinion of Sullivan & Cromwell LLP

10.1	Form of Treasury Services Agreement by and between Man Group plc and MF Global Ltd.***

10.2	Form of Introducing Broker Master Agreement by and between Man Financial Limited, Man Investments AG and The Product Clearing Clients†***

10.3	Form of Company Secretarial Services by and between Man Group plc and MF Global Ltd.***

10.4	Form of Group Risk Services Agreement by and between Man Group plc and MF Global Ltd.***

10.5	Form of Tax Matters Deed by and between Man Group plc and MF Global Ltd.***

10.6	Deed of Indemnity by and between Man Group plc and MF Global Ltd.***

10.7	Form of Subunderlease in respect of Sugar Quay, Lower Thames Street, London EKE by and between ED & F Man Limited and Man Financial Limited***

10.8	Form of Subunderlease in respect of Level 2, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.9	Form of Subunderlease in respect of Level 4, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.10	Form of Subunderlease in respect of Kings Hill, Flex 4, 30 Kings Hill Avenue, West Malling, Kent by and between ED & F Man Limited and Man Financial Limited***

10.11	Form of Assignment in respect of 10 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.12	Form of Tax Services Agreement by and between Man Group plc and MF Global Ltd.***

10.13	Form of Facility Sharing Agreement by and between Man Financial Inc and Man-Glenwood Inc.***

10.14	Form of Group Insurance Services Agreement by and between Man Group plc and MF Global Ltd.***

10.15	Form of Trademark Agreement by and between Man Group plc and MF Global Ltd.***

10.16	Form of Executive Officer Employment Agreement with MF Global Ltd.***

Exhibit Number	Description

10.17	Terms Schedule to Employment Agreement of Kevin R. Davis with MF Global Ltd., dated April 3, 2007, by and between Man Group plc and Kevin R. Davis***

10.18	Terms Schedule to Employment Agreement of Christopher J. Smith with MF Global Ltd., dated May 9, 2007, by and between Man Group plc and Christopher J. Smith***

10.19	Terms Schedule to Employment Agreement of Amy S. Butte with MF Global Ltd., dated April 16, 2007, by and between Man Group plc and Amy S. Butte***

10.20	Terms Schedule to Employment Agreement of Ira Polk with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Ira Polk***

10.21	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Thomas M. Harte***

10.22	Terms Schedule to Employment Agreement of Simon P. Healy with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Simon P. Healy***

10.23	MF Global Ltd. 2007 Long Term Incentive Plan****

10.24	Form of Share Option Award Agreement (Employee version)****

10.25	Form of Share Option Award Agreement (Selected Executives version)****

10.26	Form of Restricted Share Unit Award Agreement (Employee version)****

10.27	Form of Restricted Share Unit Award Agreement (Selected Executives version)****

10.28	MF Global Ltd. Employee Stock Purchase Plan

10.29	MF Global Ltd. Approval Savings-Related Share Option Plan****

10.30	Acquisition Agreement dated as of November 13, 2005 by and among Man Financial as Buyer and Refco Inc., Refco Group Ltd, LLC, Refco Global Futures LLC, Refco Global Holdings, LLC, Refco LLC, Refco (Singapore) PTE Limited, Refco Canada Co., Refco Overseas Ltd, and Certain Affiliates of Refco LLC as Sellers***

10.31	$1,400,000,000 Bridge Loan, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.32	$1,500,000,000 Liquidity Facility, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.33	Form of Telephony Services Agreement by and between Man Group plc and MF Global Ltd.***

10.34	Form of Addendum to Man Financial Limited Terms of Business by and between Man Financial Limited and Man Investments Finance Limited***

10.35	Form of Non-Executive Chairman Restricted Share Award Agreement***

10.36	Terms Schedule to Employment Agreement of Laurence R. O’Connell with MF Global Ltd., dated June 13, 2007, by and between Man Group plc and Laurence R. O’Connell***

10.37	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007***

10.38	Form of Assignment and Assumption of Employment Agreement by and between MF Global Ltd. and Man Group plc***

10.39	Form of Non-Employee Director Restricted Share Award Agreement***

10.40	Deed relating to the Recapitalization of MF Global Ltd., dated as of July 9, 2007, by and between Man Group plc and MF Global Ltd.***

10.41	Form of Registration Rights Agreement among MF Global Ltd., Man Group plc and Man Group U.K. Ltd.***

10.42	Form of Rights Agreement between MF Global Ltd. and Computershare Trust Company, N.A., as Rights Agent***

Exhibit Number	Description

10.43	Settlement Agreement, dated December 3, 2007, by and among Stephen J. Harmelin and C. Clark Hodgson, Jr., as receivers for the Philadelphia Alternative Asset Management Company, LLC and related entities, MF Global Inc. and Thomas Gilmartin*****

10.44	Transition Agreement, dated January 4, 2008, between MF Global Ltd. and Amy Butte§

10.45	First Amendment to $1,400,000,000 Bridge Loan, dated January 31, 2008, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein

12.1	Computation of Ratio of Earnings to Fixed Charges**

21.1	List of Subsidiaries***

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman, Bermuda (included in Exhibit 5.1 to this registration statement)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.2 and 8.1 to this registration statement)

24.1	Powers of Attorney (included in signature page attached hereto)

24.2	Powers of Attorney (included in signature page attached hereto)

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, of Deutsche Bank Trust Company Americas, to act as Trustee under the senior indenture**

*	To be filed by amendment.
**	Previously filed.
***	Incorporated by reference to MF Global Ltd.’s Registration Statement on Form F-1 (File No. 333-143395) filed on May 31, 2007, relating to MF Global Ltd.’s initial public offering of its common shares as amended.
****	Incorporated by reference to MF Global Ltd.’s Quarterly Report on Form 10-Q filed on November 13, 2007.
*****	Incorporated by reference to MF Global Ltd.’s Current Report on Form 8-K filed on December 7, 2007.
§	Incorporated by reference to MF Global Ltd.’s Current Report on Form 8-K filed on January 4, 2008.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.